As filed with the Securities and Exchange Commission on September 13, 2010

Registration No. 333-168201

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

AMENDMENT NO. 1

TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

TOWERS WATSON & CO.

(Exact name of registrant as specified in its charter)

Delaware	6719	27-0676603
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

875 Third Avenue

New York, NY 10022

(212) 725-7550

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

John J. Haley

Chairman of the Board of Directors and

Chief Executive Officer

Towers Watson & Co.

875 Third Avenue

New York, NY 10022

(212) 725-7550

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Brian Lane Andrew L. Fabens Gibson, Dunn & Crutcher LLP 1050 Connecticut Ave. NW Washington, DC 20036 Tel: (202) 955-8500 Fax: (202) 467-0539	Walter W. Bardenwerper Neil D. Falis Towers Watson & Co. 901 North Glebe Road Arlington, VA 22203 Tel: (703) 258-8000 Fax: (703) 258-8585	Leslie N. Silverman Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, NY 10006 Tel: (212) 225-2000 Fax: (212) 225-3999

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☐
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price (1)(2)	Amount of Registration Fee (3)
Class A Common Stock, $0.01 par value per share	$250,000,000	$17,825

(1)	Includes 641,884 shares as to which the underwriters have been granted an option to cover overallotments, if any.
(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(3)	Amount previously paid.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion

Preliminary Prospectus dated September 13, 2010

PROSPECTUS

4,279,233 Shares

Towers Watson & Co.

Class A Common Stock

The selling stockholders are selling 4,279,233 shares of our Class A Common Stock. We will not receive any of the proceeds from the sale of shares of Class A Common Stock by the selling stockholders.

Our shares trade on the New York Stock Exchange and on the NASDAQ Stock Market under the symbol “TW.” On September 10, 2010, the last sale price of the shares on the New York Stock Exchange and the NASDAQ Stock Market was $47.48 per share.

Investing in the Class A Common Stock involves risks that are described in the “Risk Factors” section beginning on page 11 of this prospectus.

	Per Share	Total
Price to the public	$	$
Underwriting discount	$	$
Proceeds to selling stockholders	$	$

The underwriters may also purchase up to an additional 641,884 shares from the selling stockholders, at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover overallotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The shares will be ready for delivery on or about                     , 2010.

BofA Merrill Lynch	Goldman, Sachs & Co.

J.P. Morgan

Baird	Citi	Stifel Nicolaus Weisel	SunTrust Robinson Humphrey

The date of this prospectus is                     , 2010.

We are responsible for the information contained or incorporated by reference in this prospectus and any free writing prospectus prepared by or on behalf of us that we have referred to you. We have not, the selling stockholders have not and the underwriters have not authorized anyone to provide you with additional or different information from that contained or incorporated by reference in this prospectus, and we take no responsibility for any other information that others may give you. The selling stockholders are offering to sell, and seeking offers to buy, shares of our Class A Common Stock only in jurisdictions where offers and sales are permitted. The information in this document may only be accurate on the date of this prospectus, regardless of its time of delivery or of any sales of shares of our Class A Common Stock. Our business, financial condition, results of operations or cash flows may have changed since such date.

i

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before deciding to invest in shares of our Class A Common Stock. You should read the following summary together with the more detailed information appearing in this prospectus, including “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Risk Factors,” “Business” and our consolidated financial statements and related notes before deciding whether to invest in shares of our Class A Common Stock. Unless the context otherwise requires, the terms “Towers Watson,” “the Company,” “we,” “us” and “our” in this prospectus refer to Towers Watson & Co. and its subsidiaries. On January 1, 2010, pursuant to the Agreement and Plan of Merger, as amended by Amendment No. 1 (the “Merger Agreement”), Watson Wyatt Worldwide, Inc. (“Watson Wyatt”) and Towers, Perrin, Forster & Crosby, Inc. (“Towers Perrin”) combined their businesses through two simultaneous mergers (the “Merger”) and became wholly owned subsidiaries of Jupiter Saturn Holding Company, which subsequently changed its name to Towers Watson & Co. Since the consummation of the Merger, Towers Perrin changed its name to Towers Watson Pennsylvania Inc., and Watson Wyatt changed its name to Towers Watson Delaware Holdings Inc. However, for ease of reference, we continue to use the legacy Towers Perrin and Watson Wyatt names throughout this prospectus.

Our Company

Towers Watson is a leading global professional services firm focused on providing consulting and other professional services related to employee benefits, human capital and risk and financial management. We provide advisory services on critical human capital management issues to help our clients effectively manage their costs, talent and risk. We offer our clients comprehensive services across three business segments, Benefits, Risk and Financial Services and Talent and Rewards, through a strong talent pool of approximately 12,750 full-time associates across 34 countries. Our professional staff are trusted advisors and experts in their fields and include over 2,480 fully accredited actuaries. Towers Watson was formed on January 1, 2010, from the merger of Towers Perrin and Watson Wyatt, two leading professional services firms that trace their roots back more than 100 years.

We help our clients enhance business performance by improving their ability to attract, retain, and motivate employees and to manage and mitigate risk. We focus on delivering consulting services and technology solutions to help organizations anticipate, identify and capitalize on emerging opportunities in benefits and human capital management. We also provide independent advice and risk management solutions to insurance companies and corporate clients, as well as investment advice to help our clients develop disciplined and efficient strategies to manage risk and meet their investment goals.

Our target market is generally large, multi-national and domestic companies, with additional focus on the insurance industry. Our clients include many of the world’s leading corporations, including approximately 85 percent of the Fortune Global 500 companies, 84 percent of the Fortune 1000, 76 percent of the FTSE and 100 percent of the Dax 30. We also advise more than three-quarters of the world’s leading insurance companies. We work with major corporations, emerging growth companies, governmental agencies and not-for-profit institutions in a wide variety of industries. Our client base is broad and geographically diverse. For the year ended June 30, 2010, no individual client represented more than one percent of our consolidated revenue.

The Benefits segment is our largest segment. This segment provides benefits consulting and administration services through four primary lines of business. Retirement supports organizations worldwide in designing, managing, administering and communicating all types of retirement plans. Health and Group Benefits provides advice on the strategy, design, financing, delivery, ongoing plan management and communication of health and group benefit programs. Through our Technology and Administration Solutions line of business, we deliver cost-effective benefit outsourcing solutions. The International Consulting Group provides expertise in dealing with international human capital management and related benefits and compensation issues for our clients and their subsidiaries. A significant portion of the revenue in this segment is from recurring work, driven in large part by the heavily regulated nature of employee benefits plans and our clients’ annual needs for these services. The Benefits segment contributed approximately 59 percent of revenue during the six months ended June 30, 2010.

The Risk and Financial Services segment, our second largest segment, has three primary lines of business. Risk Consulting and Software provides the insurance industry with consulting and industry-specific software solutions that range from asset-liability modeling and product development to economic capital aggregation and allocation. Reinsurance and Insurance Brokerage principally provides reinsurance brokerage services. Investment Consulting and Solutions provides investment strategy consulting and solutions for institutional investors, primarily to defined benefit and defined contribution pension plans. A significant portion of the revenue in this segment is from recurring work, driven in large part by the heavily regulated nature of the insurance industry and industry demands for these services, such as reinsurance brokerage. The Risk and Financial Services segment contributed approximately 23 percent of revenue during the six months ended June 30, 2010.

The Talent and Rewards segment has three primary lines of business. Executive Compensation advises our clients’ management and boards of directors on executive pay and incentive programs. Rewards, Talent and Communication provides consulting on a number of issues facing employers including employee rewards (pay and incentives), talent management, employee communication and change management. Data, Surveys and Technology provides data, analytics, consulting and technology solutions, such as compensation and human capital benchmarking data, employee opinion surveys, and reward administration and talent management technology, to help employers more effectively manage their employees and human resources programs. The revenues in this segment are largely comprised of project-based work from a stable client base. The Talent and Rewards segment contributed approximately 16 percent of revenue during the six months ended June 30, 2010.

Our Industry and Market Opportunities

As leading economies worldwide become more service-oriented and interconnected, effective human resources, financial and risk management are increasingly becoming a source of competitive advantage for companies and other organizations. Employers, regardless of geography or industry, are facing unprecedented challenges involving the management of their people. Changing technology, expectations for innovation and quality enhancements, skill shortages in selected areas, and an aging population in many developed countries have increased employers’ focus on attracting and retaining talented employees. Further, employers are focused on achieving productivity improvements and effectively managing the overall size and volatility of their labor costs. The growing demand for employee benefits and human capital management services is directly related to the size, complexity and rapid changes associated with the effective design, financial management and administration of human resources programs.

Kennedy Information defines the human resources consulting industry as services aimed at managing the employee “lifecycle,” consulting around the people component of change management and improving the effectiveness of the human resources function. These services include, but are not limited to, advising on human capital strategy; providing human resources financial guidance; consulting on benefits, compensation, and talent management; and providing human resources technology and transformation advisory services. According to Kennedy’s HR Consulting Marketplace 2009-2011: Key Trends, Profiles and Forecasts, the size of the global human resources consulting industry was $21 billion in 2009 and is forecasted to grow to approximately $23 billion in 2011, representing a compound annual growth rate of 4.1 percent. (Source: Kennedy Consulting Research & Advisory: HR Consulting Marketplace 2009-2011; ©2009 BNA Subsidiaries, LLC. Provided under license.)

Our clients continue to face increasingly complex risk management and investment decisions that we believe will drive demand for consulting services and solutions, as clients look for assistance to better manage these complexities. Our risk management and insurance clients look to us to help them better identify, measure and manage key risks to help them avoid major losses, enhance risk-adjusted returns and improve business performance. As mergers and acquisitions activity picks up within the insurance industry, clients also look to us as actuarial advisors on these transactions. Additionally, growth of insurance markets and regulatory change in emerging economies such as China and India will also provide an opportunity for us to provide insurance consulting services to these growing markets.

We believe the key drivers of demand for our services include:

Complex and Changing Regulatory Environment. Employee benefits programs in most industrialized countries are subject to complex government regulations. These regulations change as governments address social and economic policy issues and as private employers implement changes in plan designs. Employers throughout the world are increasingly seeking human capital management consultants to assist them with plan design, compliance and regulatory advice. Legislative and regulatory changes also affect the insurance industry, which is one of the most heavily regulated industries in the world.

Importance of Employer-Sponsored Benefits Programs. According to the U.S. Census Bureau, currently less than eight percent of the world’s population is 65 and older, but this number is expected to increase significantly to reach 12 percent by 2030 and 16 percent by 2050. Additionally, health care costs in the United States are continuing to climb at rates well above the general Consumer Price Index. As these numbers increase over the long term, private employers may be required to provide more benefits and stretch benefit dollars further to attract and retain talent by, for example, providing health and wealth accumulation vehicles for retirement.

Strategic Importance of Effective Human Capital Management. The focus on increased productivity, risks related to attrition of key employees, competition for skilled employees and unprecedented changes in workforce demographics, along with rising employee-related costs, have increased the importance of effective human capital management, particularly as many developed economies shift from manufacturing to services.

Increasing Complexity and Importance of Insurance and Risk Management Decision-Making. The global insurance industry is large and becoming increasingly complex, driven by changing economies, new legislation and regulation, and dynamic financial markets. Our risk management clients look to us to help them better identify, measure and manage key risks to help them avoid major losses, enhance risk-adjusted returns and improve business performance.

Our Competitive Strengths

As a leading global professional services firm focused on providing consulting and professional services related to employee benefits, human capital and risk and financial management, we believe we are well positioned for continued growth due to our leadership and expertise in each of our respective lines of business along with the breadth and depth of our offerings. Our recently completed merger greatly enhanced our global footprint and our portfolio of products and services to better serve our clients. We believe the following strengths distinguish us from our competitors:

Deep, Longstanding Relationships with Many of the World’s Largest Corporations. We work closely with senior management at many of the world’s largest corporations. In fiscal year 2010, we provided services to approximately 85 percent of the Fortune Global 500 companies, 84 percent of the Fortune 1000 companies, 76 percent of the FTSE and 100 percent of the Dax 30. We provide services across more than one line of business for 99 of our top 100 largest clients. A number of these client relationships span several decades.

Of our 100 largest clients in fiscal year 2010, ranked in terms of revenue, 97 were clients in each of the last three years. We believe our focus on delivering consistent and high-quality services to our clients has allowed us to maintain client relationships and gives us an ongoing opportunity to present existing clients with new and innovative services.

Global Reach and Scale. We have an extensive global presence, with offices in more than 100 cities and 34 countries. We have a strong presence in major markets across North America and Europe, as well as offices in Latin America and the Asia-Pacific region. As examples of our global reach, we are a leading provider of global actuarial coordination services for retirement benefits, we are the largest employer of actuaries focused on the insurance industry, we have one of the world’s largest databases of manager performance research on unaffiliated investment managers, and we are a leader in global employee attitudinal and compensation data.

Reputation for In-depth Industry Knowledge, Client Service and Quality. Our professional staff are consistently recognized by their peers, clients and the media for their in-depth knowledge of employee benefits and human capital management issues across a wide variety of industries, including financial services, pharmaceuticals, oil and gas and utilities. We also have deep, specialized expertise within the insurance industry. Our professional staff are known for their innovative and leading-edge services and solutions, particularly in the areas of pension cost and risk management, design and management of health and group benefits, risk and capital management within the insurance industry, investment consulting and manager research, and design of total rewards programs.

Highly Educated and Accredited Professional Staff. Our professional staff are trusted advisors and experts in their fields. They include over 2,480 fully accredited actuaries, and a significant number of our associates have advanced degrees including MBAs, PhDs, medical degrees and law degrees. Because of our deep expertise, our associates frequently speak at major industry conferences, are regularly quoted in the business press and frequently contribute articles to human capital, financial and insurance publications.

Depth and Breadth of Research and Data. We have extensive and detailed data about all aspects of the workforce across the globe. The combination of data about compensation levels, benefit programs, typical employment practices, employee opinions, attrition and promotion patterns and the human resources function enables us to provide insights about the workforce in almost any part of the world.

Highly Recognized Global Brand. We believe we have one of the most highly recognized brand names in both the human capital and risk management businesses. We trace our roots back more than 130 years, when Rueben Watson formed R. Watson & Sons, the world’s oldest actuarial firm, and Henry W. Brown formed Henry W. Brown & Co. Through the recent merger of Watson Wyatt and Towers Perrin in January 2010, two of the leading professional services firms with two of the most respected global brands joined together. Both companies have had a long history of success and strong reputation for their client service, trusted advice and thought leadership.

Attractive Business Model with Significant Recurring and Diversified Revenues. We derive our revenue through a diversified service offering across Benefits, Risk and Financial Services and Talent and Rewards. Through each of these business segments, we provide a variety of services to a highly diversified client base. The nature of our business, our in-depth knowledge of our clients and our client relationships provide opportunities for significant recurring revenues. We have a large number of recurring assignments because of our clients’ annual needs for certain of our services, many of which are driven by compliance with regulatory requirements, particularly for retirement and insurance services.

Experienced Management Team Focused on Professional Excellence, Integrity and Business Performance. The eight members of our executive committee have been with us for an average of 27.5 years. Several of our senior leaders have been named top professionals by influential industry publications, and many are widely regarded as leaders in their respective fields.

Our Business Strategy

To achieve our mission and vision, we are aggressively pursuing the following strategic initiatives:

Strengthen Our Relationships and Expand Our Services with Our Existing Clients. Our client base consists of over 18,000 companies and their subsidiaries worldwide. As a result of the merger of Towers Perrin and Watson Wyatt and our enhanced service portfolio, we believe we have significant cross-selling opportunities to expand our existing client relationships across lines of business. With our focus on clients first, we will evaluate their needs and introduce our expanded services that would effectively address those needs. Additionally, we have designated account directors and business development associates who are responsible for developing our most significant client relationships into long-term partnerships and deepening the integration of our services with our clients’ overall business strategies. These account directors and business development associates work with client teams of subject matter experts to anticipate broad client business issues and understand how they may affect the human capital and risk management concerns of the organization.

Expand Our Service Offerings Through Innovative Solutions. One of our critical priorities is to expand our intellectual capital, tools and methodologies to effectively serve our clients with the best solutions available in the market, leveraging the depth of our data and analytics. We continue to focus on developing new intellectual capital and new service offerings as we look to meet our clients’ emerging needs across both the human capital and risk and financial management areas.

Expand our Market Share. We believe our well-recognized brand name, global reputation for quality service and extensive and widely cited research enable us to promote our services effectively to new clients and expand our market share. We also believe there are significant opportunities to develop new client relationships, and our account directors and business development associates actively seek opportunities to engage new buyers through existing clients and re-engage with decision makers at former clients and prospective clients. Our plans to increase market share also include expanding our presence in emerging markets for our services, including Asia-Pacific as well as the Middle East.

Improve Operating Margins. An important element of our growth strategy is to continue to improve the efficiency with which we deliver our services and to capture cost synergies from the merger of Towers Perrin and Watson Wyatt. We expect our margins to improve as our revenues grow and we leverage our existing investments. We have plans in place to improve operating margins through a number of initiatives, including: completion of integration of our legacy firms’ technology, tools and methodologies following the Merger; increased pursuit of product solutions and implementation services where pricing is value-driven rather than based on hourly rates; a greater focus on revenue-generating activities with lower variable costs (such as subscription or bundled services); efficiency improvements through better staff leverage and standardization of repeatable processes; and reduction of our selling, general and administrative costs.

Pursue Strategic Acquisitions and Alliances. Through strategic acquisitions and alliances, we will seek to build scale, capitalize on industry consolidation and expand the range of our service offerings. Through our Strategy and Corporate Development group, we follow a disciplined approach to pursuing acquisitions, focusing on selective best-in-class acquisitions of niche providers that are consistent with our growth strategy. Moreover, we also selectively pursue alliances to fill key product, service or geographic gaps and complement our existing portfolio of services in areas where acquiring or building those capabilities internally does not fit with our strategic goals.

Risk Factors

Our business and an investment in our Class A Common Stock are subject to numerous risks and uncertainties, including those highlighted in the section entitled “Risk Factors” immediately following this prospectus summary. Such risk factors include, among others:

•	If we are not able to successfully integrate the operations of Towers Perrin and Watson Wyatt, we may fail to realize the anticipated growth opportunities and other anticipated benefits of the Merger.

•

The effects of the Merger may be dilutive to our earnings per share in the short term, and our estimates of the operational cost savings we expect to result from the Merger and of the costs we expect will be required to achieve such savings are inherently uncertain and may not be accurate, and we may not be able to achieve the operational cost savings in the expected time frame or at all.

•	The loss of key associates could damage or result in the loss of client relationships and could result in such associates competing against Towers Watson.

•	The trend of employers shifting from defined benefit plans to defined contribution plans could materially adversely affect our business and results of operations.

•	We could be subject to claims arising from our work, as well as government inquiries and investigations, which could materially adversely affect our reputation and business.

•	Our clients could terminate or reduce our services at any time, which could decrease associate utilization, adversely impacting our profitability and results of operations.

•

Our business will be negatively affected if we are not able to anticipate and keep pace with rapid changes in government regulations or if government regulations decrease the need for our services or increase our costs.

•	We are subject to risks of doing business internationally.

•	Shares of Towers Watson common stock eligible for public sale could adversely affect the stock price.

Additional Information

Towers Watson & Co. was incorporated in Delaware in 2009 as Jupiter Saturn Holding Company. Our principal executive offices are located at 875 Third Avenue, New York, NY 10022, and our telephone number at that address is (212) 725-7550. Our website address is www.towerswatson.com. The information on our website is not part of this prospectus, and you should not rely on any such information in deciding to invest in shares of our Class A Common Stock.

THE OFFERING

Class A Common Stock offered by the selling stockholders(1)	4,279,233 shares

Overallotment option	The selling stockholders have granted the underwriters a 30-day overallotment option to purchase up to 641,884 additional shares of our Class A Common Stock.

Class A Common Stock outstanding immediately after this offering	51,487,919 shares (52,129,803 shares if the underwriters exercise their overallotment option in full)

Class B Common Stock outstanding immediately after this offering	22,748,696.86 shares (22,106,812.86 shares if the underwriters exercise their overallotment option in full)

Use of proceeds	The selling stockholders will receive all of the net proceeds from the offering and we will not receive any proceeds from the sale of shares in this offering. See “Use of Proceeds.”

Dividends	Our Board of Directors recently determined to establish and pay regular quarterly cash dividends in the amount of $0.075 per share (at an annual rate of $0.30 per share) on all of our outstanding Class A Common Stock and Class B Common Stock, with such dividend payments having begun at the end of the third quarter of fiscal year 2010. See “Dividend Policy.”

NYSE and NASDAQ symbol	“TW”

Risk factors	See “Risk Factors” beginning on page 11 for a discussion of certain material risks that prospective purchasers should consider before deciding to invest in our Class A Common Stock.

Unless otherwise indicated, references in this prospectus to the number of shares of Class A Common Stock outstanding are calculated as of September 7, 2010 and:

•	do not give effect to the anticipated conversion of 4,279,233 shares of Class B-1 Common Stock into shares of Class A Common Stock offered hereby;

•	exclude 291,857 shares of Class A Common Stock reserved for future issuance in connection with the exercise of equity awards; and

•	assume no exercise of the underwriters’ overallotment option to purchase up to 641,884 additional shares of Class A Common Stock.

(1)	As described in a proxy statement filed with the Securities and Exchange Commission (“SEC”) on July 30, 2010, at a special meeting to be held on September 9, 2010, our stockholders approved a proposal to eliminate the restriction on the number of shares of restricted Class B Common Stock that the Board of Directors can convert into shares of Class A Common Stock. Accordingly, the Company will convert, on a one-for-one basis, shares of Class B-1 Common Stock into the shares of Class A Common Stock being offered hereby.

Summary Selected Consolidated Financial and Operating Data

The following selected historical financial information for the three fiscal years ended June 30, 2010, 2009 and 2008 is presented in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). Watson Wyatt is the accounting predecessor in the Merger and as such, the historical results of Watson Wyatt through December 31, 2009 have become those of Towers Watson. Towers Watson’s condensed consolidated financial statements as of and for the fiscal year ended June 30, 2010 include the results of Towers Perrin’s operations beginning January 1, 2010. We derived the summary historical statement of operations data for the fiscal years ended June 30, 2010, 2009 and 2008 and the balance sheet data as of June 30, 2010 and 2009 from our historical audited consolidated financial statements included elsewhere in this prospectus. The historical balance sheet data as of June 30, 2008 is derived from our historical audited consolidated financial statements not included in this prospectus. This historical data is only a summary. You should read this information in conjunction with our and our predecessor’s historical audited and unaudited financial statements and related notes in this prospectus and the section in this prospectus entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

The following selected unaudited pro forma combined statement of operations data for Towers Watson gives effect to the Merger as if it occurred as of July 1, 2009 and as of July 1, 2008. The pro forma combined statement of operations data for the fiscal year ended June 30, 2009 combines Watson Wyatt’s historical audited consolidated statement of operations data for the fiscal year ended June 30, 2009 with Towers Perrin’s historical unaudited consolidated statement of operations data for the twelve months ended June 30, 2009. The unaudited pro forma combined statement of operations data for the fiscal year ended June 30, 2010 combines Towers Watson’s historical unaudited consolidated statement of operations data for the six months ended June 30, 2010 with Watson Wyatt’s and Towers Perrin’s historical unaudited consolidated statement of operations data for the six months ended December 31, 2009. Watson Wyatt’s fiscal year ended on June 30 while Towers Perrin’s fiscal year ended on December 31. Towers Perrin’s financial information has been recast to conform with Watson Wyatt’s fiscal year end. The unaudited pro forma combined statement of operations data should be read together with the respective historical financial statements and related notes and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” For more information, including a description of the assumptions on which this pro forma financial information is based, and other details, see the section entitled “Unaudited Supplemental Pro Forma Condensed Combined Statements of Operations.”

				Pro Forma
	As of and for the Year Ended June 30,			Year Ended June 30,
	2010	2009	2008	2010	2009
	(In thousands, except share and per share amounts)
Consolidated Statement of Operations Data:
Revenue	$2,387,829	$1,676,029	$1,760,055	$3,180,916	$3,251,323
Income from operations	164,445	209,383	226,773	243,851	88,554
Net income attributable to controlling interests	$120,597	$146,458	$155,441	$186,319	$40,034
Per Share Data:
Earnings per share:
Basic	$2.04	$3.43	$3.65	$3.14	$0.68
Diluted	$2.03	$3.42	$3.50	$3.14	$0.67
Dividends declared per share	$0.30	$0.30	$0.30	$0.30	$0.30
Weighted average shares of common stock:
Basic (000)	59,257	42,690	42,577	59,257	59,257
Diluted (000)	59,372	42,861	44,381	59,372	59,372

	As of and for the Year Ended June 30,
	2010	2009	2008
	(In thousands, except share and per share amounts)
Balance Sheet Data:
Cash and cash equivalents	$600,466	$209,832	$124,632
Working capital	479,688	231,938	172,241
Goodwill and intangible assets	2,410,652	728,987	870,943
Total assets	$4,573,450	$1,626,319	$1,715,976
Revolving credit facility	—	—	—
Other long-term obligations (1)	1,643,165	438,021	346,335
Total stockholders’ equity	$1,955,607	$853,638	$984,395
Other Operating Data:
EBITDA (2)	$275,559	$296,107	$301,990
Adjusted EBITDA (2)	$401,179	$282,831	$229,201
Adjusted Net Income Attributable to Controlling Interests (2)	$219,292
Adjusted Diluted Earnings Per Share (2)	$3.69

(1)	Other long-term obligations includes accrued retirement benefits, deferred rent and accrued lease losses, deferred income taxes and other long-term tax liabilities, professional liability claims reserve, contingency stock payable and other non-current liabilities.

(2)	We use EBITDA, Adjusted EBITDA, Adjusted Net Income Attributable to Controlling Interests and Adjusted Diluted Earnings Per Share, non-U.S. GAAP measures, to evaluate our financial performance and separately evaluate our performance of the transaction and integration activities as well as changes in tax law. We believe these measures are useful in evaluating our results of operations and in providing a baseline for the evaluation of future operating results. We define EBITDA as net income before non-controlling interests adjusted for provision for income taxes, interest, net and depreciation and amortization. Reconciliation of EBITDA and Adjusted EBITDA to net income before non-controlling interests, Adjusted Net Income Attributable to Controlling Interests to net income attributable to controlling interests and Adjusted Diluted Earnings Per Share to diluted earnings per share are included in the tables below. These non-U.S. GAAP measures are not defined in the same manner by all companies and may not be comparable to other similarly titled measures of other companies.

Non-U.S. GAAP measures should be considered in addition to, and not as a substitute for, the information contained within our financial statements.

	Year Ended June 30,
	2010	2009	2008
	(In thousands)
Reconciliation of EBITDA and Adjusted EBITDA to net income before non-controlling interests:
Net income before non-controlling interests	$119,010	$146,627	$155,699
Provision for income taxes	50,907	75,276	73,470
Interest, net	4,558	756	393
Depreciation and amortization	101,084	73,448	72,428

EBITDA	275,559	296,107	301,990
Transaction and integration expenses	87,644	—	—
Stock-based compensation (a)	48,006	—	—
Other non-operating income (b)	(10,030)	(13,276)	(2,789)

Adjusted EBITDA	$401,179	$282,831	$299,201

(a)	Stock-based compensation awarded to former Towers Perrin employees in connection with the Merger is included in salaries and employee benefits expense.

(b)	Other non-operating income includes (income)/loss from affiliates, and other non-operating income.

A reconciliation of net income attributable to controlling interests, as reported under U.S. GAAP, to adjusted net income attributable to controlling interests, and of diluted earnings per share as reported under U.S. GAAP to adjusted diluted earnings per share is as follows:

Year Ended June 30, 2010
(In thousands, except share and per share amounts)
Net Income Attributable to Controlling Interests	$120,597
Adjusted for expenses as a result of the Merger (c):
Amortization of intangible assets	21,020
Transaction and integration expenses including severance	58,214
Gain on sale of investment	(5,760)
Stock-based compensation from Restricted Class A Shares	31,636
Other Merger-related tax items	(17,013)
Loss of Medicare Part D subsidy	10,598

Adjusted Net Income Attributable to Controlling Interests	$219,292

Weighted Average Shares of Common Stock - Diluted (000)	59,372

Earnings Per Share - Diluted, As Reported	$2.03

Adjusted for expenses as a result of the Merger (c):
Amortization of intangible assets	0.36
Transaction and integration expenses including severance	0.98
Gain on sale of investment	(0.10)
Stock-based compensation from Restricted Class A Shares	0.53
Other Merger-related tax items	(0.29)
Loss of Medicare Part D subsidy	0.18

Adjusted Earnings Per Share - Diluted	$3.69

(c)	The expenses that are adjusted as a result of the Merger for the year ended June 30, 2010 are net of tax. In calculating the net of tax amounts, the effective tax rate for amortization of intangible assets is 32.8 percent, transaction and integration expenses including severance is 35.1 percent and stock-based compensation from Restricted Class A shares is 34.1 percent. The $10.6 million related to the loss of Medicare Part D subsidy and $17.0 million of other Merger-related tax items are items included in the consolidated statement of operations under provision for income taxes.

RISK FACTORS

Investing in our Class A Common Stock involves a high degree of risk. You should carefully consider the risks described below before making a decision to buy our Class A Common Stock. If any of the following risks actually occurs, our business, results of operations, financial condition or cash flows could be adversely affected. In that case, the trading price of our Class A Common Stock could decline, and you might lose all or part of your investment in our Class A Common Stock. Additional risks and uncertainties not currently known to us or that we currently deem immaterial may also impair our business, results of operations, financial condition or cash flows. In deciding whether to invest in our Class A Common Stock, you should also refer to the other information set forth in this prospectus, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes.

Risks Relating to Our Business

If we are not able to successfully integrate the operations of Towers Perrin and Watson Wyatt, we may fail to realize the anticipated growth opportunities and other anticipated benefits of the Merger.

We face significant challenges in integrating Towers Perrin’s and Watson Wyatt’s technologies, organizations, procedures, policies and operations, as well as in addressing differences in the business cultures of the two companies, and retaining key Towers Perrin and Watson Wyatt personnel. The integration process is complex and time consuming and requires substantial resources and effort. These efforts could divert management’s focus and resources from other strategic opportunities and from business operations during the integration process. Difficulties may occur during the integration process, including:

•	Loss of key officers and employees;

•	Loss of key clients;

•	Loss of revenues; and

•	Increases in operating, tax or other costs.

The success of the Merger will depend in part on our ability to realize the anticipated growth opportunities and cost savings from integrating the businesses of Towers Perrin and Watson Wyatt, while minimizing or eliminating any difficulties that may occur. Even if the integration of the businesses of Towers Perrin and Watson Wyatt is successful, it may not result in the realization of the full benefits of the growth opportunities that we currently expect or these benefits may not be achieved within the anticipated time frame. Any failure to timely realize these anticipated benefits could have a material adverse effect on our revenues, expenses and results of operations.

The effects of the Merger may be dilutive to our earnings per share in the short term, and our estimates of the operational cost savings we expect to result from the Merger and of the costs we expect will be required to achieve such savings are inherently uncertain and may not be accurate, and we may not be able to achieve the operational cost savings in the expected time frame or at all.

While we expect to realize significant savings during the first two years following completion of the Merger, it is uncertain if we will achieve these savings, and the effects of the Merger may be dilutive to our earnings per share in the short term. We anticipate that full realization of pretax annual operational cost savings will take at least three years to achieve. Our operational cost savings estimates are based on a number of assumptions, including the assumption that we will be able to implement cost saving programs such as personnel reductions and consolidation of operations, technologies, and administrative functions. In addition, our estimated expenses required to achieve operational cost savings do not include certain other costs we expect to incur, including those relating to rebranding, lease termination costs and facilities consolidation, among others. We may not be able to achieve the operational cost savings that we anticipate in the expected time frame, based on the expected costs or at all. Failure to successfully implement cost savings programs on a timely basis, or the need to spend more than anticipated to implement such programs, will result in lower than expected cost savings in connection with the Merger and could have a material adverse effect on our operating results.

Changes in Towers Watson’s compensation structure relative to each of Towers Perrin’s and Watson Wyatt’s current compensation structures could impair Towers Watson’s ability to retain certain current associates of each of Towers Perrin and Watson Wyatt.

In order to meet our operating margin goals and increase our level of retained earnings, we will change Towers Perrin’s and Watson Wyatt’s respective compensation structures. In particular, Towers Perrin, as a private company, had not retained a significant amount of annual earnings, resulting in significant flexibility to vary its levels of cash compensation. Our compensation practices will be different from Towers Perrin’s pre-merger practices, because a larger proportion of earnings will be retained compared to Towers Perrin’s historical practice, which may affect, in particular, Towers Watson’s ability to retain current associates formerly of Towers Perrin accustomed to the historical compensation structure of Towers Perrin as a private company. The changes in compensation structure could materially adversely affect Towers Watson’s ability to retain current former Towers Perrin and Watson Wyatt associates if they do not perceive Towers Watson’s total compensation program to be competitive with that of other firms.

The loss of key associates could damage or result in the loss of client relationships and could result in such associates competing against Towers Watson.

Our success depends on our ability to attract, retain and motivate qualified personnel, including key managers and associates. In addition, our success largely depends upon our associates’ abilities to generate business and provide quality services. In particular, our associates’ business relationships with our clients are a critical element of obtaining and maintaining client engagements. If we lose associates who manage substantial client relationships or possess substantial experience or expertise or if we are unable to successfully attract new talent, it could materially adversely affect our ability to secure and complete engagements, which would materially adversely affect our results of operations and prospects. In addition, if any of our key associates were to join a competitor or form a competing company, existing and potential clients could choose to use the services of that competitor instead of Towers Watson’s services.

There can be no assurance that confidentiality and non-solicitation/non-competition agreements signed by senior associates who were former Towers Perrin or Watson Wyatt associates before the “merger of equals” between the two entities, or agreements signed by Towers Watson associates in the future, will be effective in preventing a loss of business.

Our clients could terminate or reduce our services at any time, which could decrease associate utilization, adversely impacting our profitability and results of operations.

Our clients generally are able to terminate or reduce our engagements at any time. If a client reduces the scope of, or terminates the use of, our services with little or no notice, our associate utilization will decline. In such cases, we will need to rapidly re-deploy our associates to other engagements (if possible) in order to minimize the potential negative impact on our financial performance. In addition, because a sizeable portion of our work is project-based rather than recurring in nature, our associate utilization will depend on our ability to continually secure additional engagements.

Our quarterly revenues could fluctuate while our expenses are relatively fixed.

Quarterly variations in our revenues and results of operations have occurred in the past and could occur as a result of a number of factors, such as:

•	The significance of client engagements commenced and completed during a quarter;

•

The seasonality of certain types of services. For example, our retirement revenues typically are more heavily weighted toward the first and fourth quarters of the calendar year, when annual actuarial valuations are required to be completed for calendar year-end companies and the related services are performed;

•	The number of business days in a quarter;

•	Associate hiring and utilization rates;

•	Clients’ ability to terminate engagements without penalty;

•	The size and scope of assignments; and

•	General economic conditions.

A sizeable portion of our total operating expenses is relatively fixed, encompassing the majority of administrative, occupancy, communications and other expenses, depreciation and amortization, and salaries and employee benefits excluding fiscal year-end incentive bonuses. Therefore, a variation in the number of client assignments or in the timing of the initiation or the completion of client assignments or our inability to forecast demand can cause significant variations in quarterly operating results and could result in losses and volatility in our stock price.

Improper management of our engagements could hurt our financial results.

Most of our contracts are structured on a fixed-fee basis or a time and expense basis. The profitability of our fixed-fee engagements depends on our ability to correctly estimate the costs and timing required for completion of the engagements and our ability to control our costs and improve our efficiency. The profitability of the engagements that are priced on a time-and-expense basis depends on our ability to maintain competitive billing rates, as well as our ability to control our costs. If we do not correctly estimate the costs and manage the performance of our engagements, we may incur losses on individual engagements and experience lower profit margins and, as a result, our overall financial results could be materially adversely affected.

The trend of employers shifting from defined benefit plans to defined contribution plans could materially adversely affect our business and results of operations.

Our retirement consulting and actuarial business comprises a substantial portion of our revenue and profit. We provide clients with actuarial and consulting services relating to both defined benefit and defined contribution pension plans. Defined benefit pension plans generally require more actuarial services than defined contribution plans because defined benefit plans typically involve large asset pools, complex calculations to determine employer costs, funding requirements and sophisticated analysis to match liabilities and assets over long periods of time. If organizations shift to defined contribution plans more rapidly than we anticipate, or if we are unable to otherwise compensate for the decline in our business that results from employers moving away from defined benefit plans, our business operations and related results of operations will be materially adversely affected.

Our business will be negatively affected if we are not able to anticipate and keep pace with rapid changes in government regulations or if government regulations decrease the need for our services or increase our costs.

A material portion of our revenue is affected by statutory changes. Many areas in which we provide services are the subject of government regulation, which is constantly evolving. Changes in government and accounting regulations in the United States and the United Kingdom, two of our principal geographic markets, affecting the value, use or delivery of benefits and human capital programs, including recent changes in regulations relating to health care (such as medical plans), defined contribution plans (such as 401(k) plans), defined benefit plans (such as pension plans) or executive compensation, may materially adversely affect the demand for, or the profitability of, our services. Changes to insurance regulatory schemes, or our failure to keep pace with such changes, could negatively affect demand for services in our Risk and Financial Services business segment. For example, our continuing ability to provide investment advisory services or reinsurance brokerage services depends on compliance with the rules and regulations in each of these jurisdictions. Any failure to comply with these regulations could lead to disciplinary action, including compensating clients for loss, the imposition of fines or the revocation of the authorization to operate as well as damage to our reputation.

In addition, we have significant operations throughout the world, which further subject us to applicable laws and regulations of countries outside the United States and the United Kingdom. Changes in legislation or regulations and actions by regulators in particular countries, including changes in administration and enforcement policies, could require operational improvements or modifications, which may result in higher costs or hinder our ability to operate our business in those countries.

If we are unable to adapt our services to applicable laws and regulations, our ability to provide effective services in these areas will be substantially diminished.

Our business could be negatively affected by recent or future legislative or regulatory activity concerning compensation consultants.

Recent legislative and regulatory activity in the United States has focused on the independence of compensation consultants retained to provide advice to compensation committees of publicly traded companies. For example, on June 30, 2010, the U.S. President signed into law the Dodd-Frank Wall Street Reform and Consumer Protection Act, which requires any compensation consultant or other similar advisor to the compensation committee of a listed company to meet standards for independence to be established by SEC regulation. Companies that violate this requirement will be prohibited from listing any class of equity security with the national securities exchanges and associations.

On December 16, 2009, the SEC published final rules, which became effective in February 2010, with respect to issuer disclosures on compensation consultants. Among other requirements, the rules require disclosure of fees paid to compensation consultants as well as a description of any additional services provided to the issuer by the compensation consultant and its affiliates and the aggregate fees paid for such services. Due in part to this regulation and continued legislative activity, some clients of Towers Perrin and Watson Wyatt decided to terminate their relationships with the respective company (either with respect to compensation consulting services or with respect to other consulting services) to avoid perceived or potential conflicts of interest. Additional clients of Towers Watson may decide to terminate their relationships with Towers Watson and, as a result, our business, financial condition and results of operations could be materially adversely impacted.

In addition, due in part to such regulation and continued legislative activity, some former Towers Perrin and Watson Wyatt consultants terminated their relationships with us, and some have indicated that they intend to compete with us. Such talent migration, and any future such talent migration, could have a material adverse effect on our business, financial condition and results of operations.

Competition could result in loss of our market share and reduced profitability.

The markets for our principal services are highly competitive. Our competitors include other human capital and risk management consulting and actuarial firms, as well as the human capital and risk management divisions of diversified professional services, insurance, brokerage and accounting firms. Some of our competitors have greater financial, technical and marketing resources than us, which could enhance their ability to finance acquisitions, fund internal growth and respond more quickly to professional and technological changes. Some competitors have or may develop a lower cost structure. New competitors or alliances among competitors could emerge, creating additional competition and gaining significant market share, resulting in a loss of business for us and a corresponding decline in revenues and profit margin. In order to respond to increased competition and pricing pressure, we may have to lower our prices, which would also have an adverse effect on our revenues and profit margin.

Consolidation in the industries that we serve could materially adversely affect our business.

Companies in the industries that we serve may seek to achieve economies of scale and other synergies by combining with or acquiring other companies. If two or more of our clients merge or consolidate and combine their operations, we may experience a decrease in the amount of services we perform for these clients. If one of our clients merges or consolidates with a company that relies on another provider for its services, we may lose work from that client or lose the opportunity to gain additional work. The increased market power of larger companies could also increase pricing and competitive pressures on us. Any of these possible results of industry consolidation could materially adversely affect our revenues and profits. Our reinsurance brokerage business is especially susceptible to this risk given the limited number of insurance companies seeking reinsurance and reinsurance providers in the marketplace.

We are subject to risks of doing business internationally.

For the six months ended June 30, 2010, 48 percent of our revenue related to business located outside the United States. As a result, a significant portion of our business operations is subject to foreign financial, tax and business risks, which could arise in the event of:

•	Currency exchange rate fluctuations;

•	Unexpected increases in taxes or changes in U.S. or foreign tax laws;

•

Compliance with a variety of international laws and regulations, such as data privacy, employment regulations, trade barriers and restrictions on the import and export of technologies, as well as U.S. laws affecting the activities of U.S. companies abroad, including the Foreign Corrupt Practices Act of 1977 and sanctions programs administered by the U.S. Department of the Treasury Office of Foreign Assets Control;

•	Absence in some jurisdictions of effective laws to protect our intellectual property rights;

•	New regulatory requirements or changes in policies and local laws that materially affect the demand for our services or directly affect our foreign operations;

•	Local economic and political conditions, including unusual, severe, or protracted recessions in foreign economies and inflation risk;

•

The length of payment cycles and potential difficulties in collecting accounts receivable, particularly in light of the number of insolvencies in the current economic environment and the numerous bankruptcy laws to which they are subject;

•	Unusual and unexpected monetary exchange controls, price controls or restrictions on transfers of cash; or

•	Civil disturbance, terrorism or other catastrophic events that reduce business activity in other parts of the world.

These factors may lead to decreased revenues or profits and therefore may have a material adverse effect on our business, financial condition and results of operations.

Our inability to successfully recover should we experience a disaster or other business continuity problem could cause material financial loss, loss of human capital, regulatory actions, reputational harm or legal liability.

Should we experience a disaster or other business continuity problem, such as an earthquake, hurricane, terrorist attack, pandemic, security breach, power loss, telecommunications failure or other natural or man-made disaster, our continued success will depend, in part, on the availability of our personnel, our office facilities, and the proper functioning of our computer, telecommunication and other related systems and operations. In such an event, we could experience near-term operational challenges with regard to particular areas of our operations.

In particular, our ability to recover from any disaster or other business continuity problem will depend on our ability to protect our technology infrastructure against damage from business continuity events that could have a significant disruptive effect on our operations. We could potentially lose client data or experience material adverse interruptions to our operations or delivery of services to our clients in a disaster.

We will continue to regularly assess and take steps to improve upon our business continuity plans. However, a disaster on a significant scale or affecting certain of our key operating areas within or across regions, or our inability to successfully recover should we experience a disaster or other business continuity problem, could materially interrupt our business operations and cause material financial loss, loss of human capital, regulatory actions, reputational harm, damaged client relationships or legal liability.

Demand for our services could decrease for various reasons, including a continued general economic downturn, a decline in a client’s or an industry’s financial condition or prospects, or a decline in defined benefit pension plans that could materially adversely affect our results of operations.

We can give no assurance that the demand for our services will grow or that we will compete successfully with our existing competitors, new competitors or our clients’ internal capabilities. Client demand for our services may change based on the clients’ needs and financial conditions.

Our results of operations are affected directly by the level of business activity of our clients, which in turn are affected by the level of economic activity in the industries and markets that they serve. Economic slowdowns in some markets, particularly in the United States, have caused and may continue to cause reduction in discretionary spending by our clients, result in longer client payment terms, an increase in late payments by clients and an increase in uncollectible accounts receivable, each of which may reduce the demand for our services, increase price competition and adversely impact our growth, profit margins and liquidity. If our clients enter bankruptcy or liquidate their operations (which has already occurred with respect to some of our current clients), our revenues could be materially adversely affected.

In addition, the demand for many of our core benefit services, including compliance-related services, is affected by government regulation and taxation of employee benefit plans. Significant changes in tax or social welfare policy or other regulations could lead some employers to discontinue their employee benefit plans, including defined benefit pension plans, thereby reducing the demand for our services. A simplification of regulations or tax policy also could reduce the need for our services.

The unaudited pro forma financial data included in this prospectus are illustrative and the actual financial condition and results of operations of Towers Watson may differ materially from the historical financial statements of Watson Wyatt and the unaudited pro forma financial data included in this prospectus.

The unaudited pro forma financial data included in this prospectus are presented solely for illustrative purposes and are not necessarily indicative of what our results of operations would have been had the Merger been completed on the date indicated. The pro forma financial data reflect adjustments that were developed using preliminary estimates based on currently available information and certain assumptions, and may be revised as additional information becomes available. Accordingly, the unaudited pro forma financial data included in this prospectus are illustrative only. The results of operations of Towers Watson will differ materially from the historical financial statements of Watson Wyatt and may also differ materially from the unaudited pro forma financial data included in this prospectus.

Our growth strategy depends, in part, on our ability to make acquisitions, and if we have difficulty in acquiring, overpay for, or are unable to acquire other businesses, our business may be materially adversely affected.

Our growth depends in part on our ability to make acquisitions. We may not be successful in identifying appropriate acquisition candidates or consummating acquisitions on terms acceptable or favorable to us, on the proposed timetables, or at all. We also face additional risks related to acquisitions, including that we could overpay for acquired businesses and that any acquired business could significantly underperform relative to our expectations. If we are unable to identify and successfully make acquisitions, our business could be materially adversely affected.

We face risks when we acquire businesses, and may have difficulty integrating or managing acquired businesses, which may harm our business, financial condition, results of operations or reputation.

We may acquire other companies in the future. We cannot be certain that our acquisitions will be accretive to earnings or otherwise meet our operational or strategic expectations. Acquisitions involve special risks, including the potential assumption of unanticipated liabilities and contingencies and difficulties in integrating acquired businesses, and acquired businesses may not achieve the levels of revenue, profit or productivity we anticipate or otherwise perform as we expect. In addition, if the operating performance of an acquired business deteriorates significantly, we may need to write down the value of the goodwill and other acquisition-related intangible assets recorded on our balance sheet.

We may be unable to effectively integrate an acquired business into our organization, and may not succeed in managing such acquired businesses or the larger company that results from such acquisitions. The process of integration of an acquired business may subject us to a number of risks, including:

•	Diversion of management attention;

•	Amortization of intangible assets, adversely affecting our reported results of operations;

•	Inability to retain the management, key personnel and other employees of the acquired business;

•	Inability to establish uniform standards, controls, systems, procedures and policies;

•	Inability to retain the acquired company’s clients;

•	Exposure to legal claims for activities of the acquired business prior to acquisition; and

•	Incurrence of additional expenses in connection with the integration process.

If acquisitions are not successfully integrated, our business, financial condition and results of operations could be materially adversely affected, as well as our professional reputation.

Damage to our reputation could damage our businesses.

Maintaining a positive reputation is critical to our ability to attract and maintain relationships with clients and associates. Damage to our reputation could therefore cause significant harm to our business and prospects. Harm to our reputation can arise from numerous sources, including, among others, employee misconduct, litigation or regulatory action, failure to deliver minimum standards of service and quality, compliance failures and unethical behavior. Negative publicity regarding us, whether or not true, may also result in harm to our prospects.

We could also suffer significant reputational harm if we fail to properly identify and manage potential conflicts of interest. The failure or perceived failure to adequately address conflicts of interest could affect the willingness of clients to deal with us, or give rise to litigation or enforcement actions. There can be no assurance that conflicts of interest will not arise in the future that could cause material harm to us.

We could be subject to claims arising from our work, as well as government inquiries and investigations, which could materially adversely affect our reputation, business and financial condition.

Professional services providers, including those in the human capital and risk management sectors such as Towers Watson, depend in large part on their relationships with clients and their reputation for high-quality services. Clients that may become dissatisfied with our services may terminate their business relationships with us and clients and third parties that claim they suffered damages caused by our services may bring lawsuits against us. The nature of our work, particularly our actuarial services, necessarily involves the use of assumptions and the preparation of estimates relating to future and contingent events, the actual outcome of which we cannot know in advance. Our actuarial services also rely on substantial amounts of data provided by clients, the accuracy and quality of which we cannot ensure. In addition, we could make computational, software programming or data management errors in connection with the services we provide to clients.

Clients may seek to hold us responsible for the financial consequences of variances between assumptions and estimates and actual outcomes or for errors. For example, clients may make:

•	Claims that actuarial assumptions were unreasonable or that there were computational errors leading to pension plan underfunding or under-reserving for insurance claim liabilities;

•	Claims of failure to review adequately or detect deficiencies in data, which could lead to an underestimation of pension plan or insurance claim liabilities; and

•	Claims that employee benefit plan documents were misinterpreted or plan amendments were faulty, leading to unintended plan benefits or overpayments to beneficiaries.

Given that we frequently work with large pension funds and insurance companies, relatively small percentage errors or variances can create significant financial variances and result in significant claims for unintended or unfunded liabilities. The risks from such variances or errors could be aggravated in an environment of declining pension fund asset values and insurance company capital levels. In almost all cases, our exposure to liability with respect to a particular engagement is substantially greater than the revenue opportunity that the engagement generates for us.

In the case of liability for pension plan actuarial errors, a client’s claims might focus on the client’s alleged reliance that actuarial assumptions were reasonable and, based on such reliance, the client made benefit commitments the client may later claim are not affordable or funding decisions that result in plan underfunding if and when actual outcomes vary from actuarial assumptions.

Claims may also arise as a result of an alleged misinterpretation or misunderstanding of the benefits conferred under defined benefit plan documentation by us or our failure to detect inconsistencies between plan documentation and the administration of plan benefits and valuation of plan liabilities leading to the accrual by plan participants of unintended benefits and undervaluation of plan liabilities. The current ExxonMobil superannuation plan litigation pending in Australia, described in Note 11, “Debt, Commitments and Contingent Liabilities,” of the Notes to our Consolidated Financial Statements contained herein, is an example of a claim arising from an inconsistency between the benefits the plan sponsor intended to confer and the actual language in the plan documents.

Lawsuits arising out of any of our services could adversely affect our financial performance and financial condition and could result in increased insurance costs or a reduction in the amount of available insurance coverage. In addition to defense costs and liability exposure, which may be significant, claims may produce negative publicity that could hurt our reputation and business and could require substantial amounts of management attention, which could affect management’s focus on operations.

Finally, we may be subject to inquiries and investigations by federal, state or other governmental agencies regarding aspects of our clients’ businesses or our own businesses, especially regulated businesses such as our broker-dealer and investment advisory services. Such inquiries or investigations may consume significant management time and result in regulatory sanctions, fines or other actions as well as significant legal fees, which could have a material adverse impact on our business, results of operations and liquidity.

We advise or act on behalf of clients regarding investments whose results are not guaranteed, and clients that experience investment return shortfalls may assert claims against us.

We provide advice on both asset allocation and selection of investment managers. For some clients, we are responsible for making decisions on both these matters, or we may serve in a fiduciary capacity. Asset classes may experience poor absolute performance, and investment managers may underperform their benchmarks; in both cases the investment return shortfall can be significant. Clients experiencing this underperformance may assert claims against us, and such claims may be for significant amounts. Defending against these claims can involve potentially significant costs, including legal defense costs. Our ability to limit our potential liability may be limited in certain jurisdictions or in connection with claims involving breaches of fiduciary duties or other alleged errors or omissions.

Our investment activities may require specialized operational competencies, and if we fail to properly execute our role in cash and investment management, our clients or third parties may assert claims against us.

For certain clients, we are responsible for some portions of cash and investment management, including rebalancing of investment portfolios and guidance to third parties on structure of derivatives and securities transactions. Our failure to properly execute our role can cause monetary damage to our clients or such third parties for which we might be found liable, and such claims may be for significant amounts. Defending against these claims can involve potentially significant costs, including legal defense costs. Our ability to limit our potential liability may be constrained in certain jurisdictions.

Towers Watson may be engaged in providing services outside the core human capital and risk management business currently conducted by Towers Perrin and Watson Wyatt, which may carry greater risk of liability.

We continue to grow the business of providing professional services to institutional investors and financial services companies. The risk of claims from these lines of business may be greater than from our core human capital and risk management business, and such claims may be for significant amounts. For example, we may assist a pension plan to hedge its exposure to changes in interest rates. If the hedge does not perform as expected, we could be exposed to claims. Contractual provisions intended to mitigate risk may not be enforceable.

Our business faces rapid technological change, and our failure to respond to this change quickly could materially adversely affect our business.

To remain competitive in the business lines in which we engage, we have to identify and offer the most current technologies and methodologies. In some cases, significant technology choices and investments are required. If we do not respond correctly, quickly or in a cost-effective manner, our business and results of operations might be harmed.

The effort to gain technological expertise and develop new technologies in our business may require us to incur significant expenses and, in some cases, to implement these new technologies globally. If we cannot offer new technologies as quickly or effectively as our competitors, we could lose market share. We also could lose market share if our competitors develop more cost-effective technologies than we will offer or develop.

Limited protection of our intellectual property could harm our business, and we face the risk that our services or products may infringe upon the intellectual property rights of others.

We cannot guarantee that trade secret, trademark and copyright law protections are adequate to deter misappropriation of our intellectual property (including our software, which may become an increasingly important part of our business). Existing laws of some countries in which we provide services or products may offer only limited protection of our intellectual property rights. Redressing infringements may consume significant management time and financial resources. Also, we may be unable to detect the unauthorized use of our intellectual property and take the necessary steps to enforce our rights, which may have a material adverse impact on our business, financial condition or results of operations. We cannot be sure that our services and products, or the products of others that we offer to our clients, do not infringe on the intellectual property rights of third parties, and we may have infringement claims asserted against us or our clients. These claims may harm our reputation, result in financial liability and prevent us from offering some services or products.

We could have liability or our reputation could be damaged if we do not protect client data or information systems or if our information systems are breached.

We depend on information technology networks and systems to process, transmit and store electronic information and to communicate among our locations around the world and with our alliance partners and clients. Security breaches could lead to shutdowns or disruptions of our systems and potential unauthorized disclosure of confidential information. We also are required at times to manage, utilize and store sensitive or confidential client or employee data. As a result, we are subject to numerous U.S. and foreign jurisdiction laws and regulations designed to protect this information, such as the European Union Directive on Data Protection and various U.S. federal and state laws governing the protection of health or other individually identifiable information. If any person, including any of our associates, fails to comply with, disregards or intentionally breaches our established controls with respect to such data or otherwise mismanages or misappropriates that data, we could be subject to monetary damages, fines or criminal prosecution. Unauthorized disclosure of sensitive or confidential client or employee data, whether through systems failure, accident, employee negligence, fraud or misappropriation, could damage our reputation and cause us to lose clients. Similarly, unauthorized access to or through our information systems or those we develop for our clients, whether by our associates or third parties, could result in significant additional expenses (including expenses relating to notification of data security breaches and costs of credit monitoring services), negative publicity, legal liability and damage to our reputation, as well as require substantial resources and effort of management, thereby diverting management’s focus and resources from business operations.

Insurance may become more difficult or expensive to obtain.

The availability, terms and price of insurance are subject to many variables, including general insurance market conditions, loss experience in related industries and in the actuarial and benefits consulting industry, and the specific claims experience of an individual firm. We are subject to various regulatory requirements relating to insurance as well as client requirements. There can be no assurance that we will be able to obtain insurance at cost-effective rates or with reasonable retentions. Increases in the cost of insurance could affect our profitability and the unavailability of insurance to cover certain risks could have a material adverse effect on our financial condition or our ability to transact business in certain geographic areas, particularly in any specific period.

Towers Watson and its subsidiaries could encounter significant obstacles in securing adequate insurance coverage for errors and omissions liability risks on favorable or acceptable terms.

Towers Perrin and Watson Wyatt each obtained primary insurance for errors and omissions liability risks from a Vermont-regulated group captive insurance company known as Professional Consultants Insurance Company, Inc. (which we refer to as “PCIC”). The stockholders and insureds of PCIC were legacy Towers Perrin, legacy Watson Wyatt and Milliman, Inc. (“Milliman”). On January 1, 2010, the effective date of the Merger of Towers Perrin and Watson Wyatt, Towers Watson became the owner of 72.86 percent of the stock of PCIC.

Towers Perrin and Watson Wyatt provided PCIC with notice of non-renewal of the respective PCIC policies of insurance that expired at 12:01 a.m. on July 1, 2010. PCIC provided a notice of non-renewal to Milliman and will not issue a policy of insurance to Milliman for the policy period starting July 1, 2010 or thereafter. PCIC will continue to operate in order to pay losses arising from claims reported by its insureds during the periods covered by previously issued policies of insurance.

Since July 1, 2010, we have obtained our primary insurance for errors and omissions liability risks from a Vermont-regulated wholly owned captive insurance company known as Stone Mountain Insurance Company (“Stone Mountain”). Stone Mountain has secured reinsurance for a portion of the Towers Watson risks it underwrites. Towers Watson has secured excess errors and omissions liability coverage above the coverage provided by Stone Mountain in amounts we consider to be prudent. Stone Mountain has issued a policy of insurance to us that is substantially similar in form to the policy of insurance issued by PCIC.

The combination of the formation of Stone Mountain, which essentially results in self-insurance by us of our primary errors and omissions risk, and our controlling ownership interest in PCIC and the accompanying requirement that we consolidate PCIC’s financial results into our financial results is likely to result in increased earnings volatility for us. In addition, the inability of Stone Mountain to secure reinsurance or our inability to secure excess errors and omissions professional liability coverage could have a material adverse impact on our financial condition or our ability to transact business in certain geographic areas, particularly in any specific period.

We have material pension liabilities that can fluctuate significantly.

Towers Perrin and Watson Wyatt have material pension liabilities, which were assumed by us on January 1, 2010. The combined projected benefit obligation for legacy Towers Perrin and legacy Watson Wyatt pension and other postretirement benefit plans at June 30, 2010 was $3.5 billion, of which $1.1 billion was unfunded. Movements in the interest rate environment, inflation or changes in other assumptions that are used for the estimates of our benefit obligations and other factors could have a material effect on the level of liabilities in these plans at any given time. These pension plans have minimum funding requirements that may require material amounts of periodic additional funding. Cash required to fund pension plans may have to be diverted from other corporate initiatives.

Towers Perrin and Towers Watson are defendants in several lawsuits commenced by former Towers Perrin shareholders.

On November 5, 2009, certain former Towers Perrin shareholders commenced a legal proceeding in the United States District Court for the Eastern District of Pennsylvania (the “Dugan Action”) against Towers Perrin, members of its board of directors, and certain members of senior management. Plaintiffs are former members of Towers Perrin’s senior management who left Towers Perrin at various times between 1995 and 2000. They seek to represent a class of former Towers Perrin shareholders who separated from service on or after January 1, 1971, and who meet certain other specified criteria. Although the complaint in the Dugan Action does not contain a quantification of the damages sought, on December 9, 2009, plaintiffs made a settlement demand on Towers Perrin of $800 million to settle the action on behalf of the proposed class.

On December 17, 2009, four other former Towers Perrin shareholders, all of whom voluntarily left Towers Perrin in May or June 2005 and all of whom are excluded from the proposed class in the Dugan Action, commenced a separate legal proceeding (the “Allen Action”) in the United States District Court for the Eastern District of Pennsylvania alleging the same claims in a form similar to those alleged in the Dugan Action. These plaintiffs are proceeding in their individual capacities and do not seek to represent a proposed class.

On January 15, 2010, another former Towers Perrin shareholder who separated from service in March 2005 when Towers Perrin and Electronic Data Systems, Inc. launched a joint venture that led to the creation of a corporate entity known as ExcellerateHRO (“eHRO”), commenced a separate legal proceeding (the “Pao Action”) in the United States District Court for the Eastern District of Pennsylvania, also alleging the same claims in a form similar to those alleged in the Dugan Action. The plaintiff in this action, in which Towers Watson also is named as a defendant, seeks to represent a class of former Towers Perrin shareholders who separated from service in connection with the formation of eHRO and who are excluded from the proposed class in the Dugan Action.

The complaints assert claims for breach of contract, breach of express trust, breach of fiduciary duty, promissory estoppel, quasi-contract/unjust enrichment, and constructive trust, and seek equitable relief including an accounting, disgorgement, rescission and/or restitution, and the imposition of a constructive trust. On January 20, 2010, the United States District Court for the Eastern District of Pennsylvania consolidated the three actions for all purposes. We believe the claims are without merit, have filed a motion to dismiss the complaints in their entireties, and intend to continue to vigorously defend against the actions. We could incur significant costs defending against these claims. The outcome of this legal proceeding is inherently uncertain and could be unfavorable to us.

Our reinsurance brokerage business could be subject to claims arising from its work, which could materially adversely affect our reputation and business.

Our reinsurance brokerage business may be subject to claims brought against it by clients or third parties. Clients are likely to assert claims if they fail to make full recoveries in respect of their own claims. If reinsurers with whom we place business for our clients become insolvent or otherwise fail to make claims payments, this may also result in claims against us.

Our reinsurance business assists its clients in placing reinsurance and handling related claims, which could involve substantial amounts of money. If our work results in claims, claimants may seek large damage awards and defending these claims can involve potentially significant costs and may not be successful. Claims could, by way of example, arise as a result of our reinsurance brokers failing to:

•	Place the reinsurance coverage requested by the client;

•	Report claims on a timely basis or as required by the reinsurance contract or program;

•	Communicate complete and accurate information to reinsurers relating to the risks being reinsured; or

•	Appropriately model or advise our clients in relation to the extent and scope of reinsurance coverage that is advisable for a client’s needs.

Moreover, Towers Perrin’s reinsurance brokerage contracts generally do not limit the maximum liability to which Towers Perrin, as a subsidiary of Towers Watson, may be exposed for claims involving alleged errors or omissions.

Reinsurance brokerage revenue is influenced by factors that are beyond our control, and volatility or declines in premiums or other trends in the insurance and reinsurance markets could significantly undermine the profitability of our reinsurance brokerage business.

For the six months ended June 30, 2010, we derived approximately five percent of our consolidated revenue from our reinsurance brokerage business, which in turn derives a majority of its revenue from commissions. Revenue earned in our capacity as a reinsurance broker is based in large part on the rates that the global reinsurance marketplace prices for risks. For example, we do not determine reinsurance premiums on which commissions are generally based.

Premiums are cyclical in nature and may vary widely based on market conditions. When premium rates decline, the commissions and fees earned for placing certain reinsurance contracts and programs also tend to decrease. When premium rates rise, we may not be able to earn increased revenue from providing brokerage services because clients may purchase less reinsurance, there may be less reinsurance capacity available, or clients may negotiate a reduction to the compensation rate or a reduced fee for our services.

To the extent our clients are or become materially adversely affected by declining business conditions in the current economic environment, they may choose to limit their purchases of insurance and reinsurance coverage, as applicable, which would limit our ability to generate commission revenue. Clients also may decide not to utilize our risk management services, which would limit our ability to generate fee revenue.

We may not be able to obtain financing on favorable terms or at all.

The maintenance and growth of our business depends on our access to capital, which will depend in large part on cash flow generated by our business and the availability of equity and debt financing. There can be no assurance that our operations will generate sufficient positive cash flow to finance all of our capital needs or that we will be able to obtain equity or debt financing on favorable terms or at all.

Our revolving credit facility contains a number of restrictive covenants that restrict our operations.

The Towers Watson $500 million revolving credit facility contains a number of customary restrictive covenants imposing operating and financial restrictions on Towers Watson, including restrictions that limit our ability to engage in acts that may be in our long-term best interests. These covenants include, among others, limitations (and in some cases, prohibitions) that, directly or indirectly, restrict our ability to:

•	Incur liens or additional indebtedness (including guarantees or contingent obligations);

•	Engage in mergers and other fundamental changes;

•	Sell or otherwise dispose of property or assets;

•	Pay dividends and other distributions; and

•	Change the nature of our business.

The credit agreement also contains financial covenants that limit our interest expense and total debt relative to EBITDA.

The operating restrictions and financial covenants in our credit agreement do, and any future financing agreements may, limit our ability to finance future operations or capital needs or to engage in other business activities. Our ability to comply with any financial covenants could be materially affected by events beyond our control, and there can be no assurance that we will satisfy any such requirements. If we fail to comply with these covenants, we may need to seek waivers or amendments of such covenants, seek alternative or additional sources of financing or reduce our expenditures. We may be unable to obtain such waivers, amendments or alternative or additional financing at all, or on terms favorable to us.

The credit agreement specifies several events of default, including non-payment, certain cross-defaults, certain bankruptcy events, covenant or representation breaches and certain changes in control. If an event of default occurs, the lenders under the credit agreement are expected to be able to elect to declare all outstanding borrowings, together with accrued interest and other fees, to be immediately due and payable. We may not be able to repay all amounts due under the credit agreement in the event these amounts are declared due upon an event of default.

We rely on third parties to provide services and their failure to perform the services could harm our business.

As part of providing services to clients and managing our business, we rely on a number of third-party service providers. Our ability to perform effectively depends in part on the ability of these service providers to meet their obligations, as well as on our effective oversight of their performance. The quality of our services could suffer or we could be required to incur unanticipated costs if our third-party service providers do not perform as expected or their services are disrupted. This could have a material adverse effect on our business and results of operations.

If we are not able to implement any recommended improvements in our internal control over financial reporting or favorably assess the effectiveness of our internal control over financial reporting, or if our independent registered public accounting firm is not able to provide an unqualified attestation report on the effectiveness of our internal control over financial reporting, our business, financial condition or results of operations could be materially adversely affected.

If our internal control over financial reporting is not effective, the reliability of our financial statements could be impaired. Since January 1, 2010, the effective time of the Merger, we have devoted and continue to devote considerable resources, including management’s time and other internal resources, to a continuing effort to comply with regulatory requirements relating to internal control and the preparation of financial statements, including implementing any changes recommended by our independent registered public accounting firm. In particular, these efforts have and will continue to focus on Towers Perrin and its subsidiaries, which prior to January 1, 2010 had not been subject to the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended, and the rules promulgated thereunder by the SEC. We are required to certify to and report on, and our independent registered public accounting firm will be required to attest to, the effectiveness of our internal control over financial reporting of Towers Watson and its subsidiaries on an annual basis. If we cannot favorably assess the effectiveness of our internal control over financial reporting, or if our independent registered public accounting firm is unable to provide an unqualified attestation report on the effectiveness of our internal control over financial reporting, investor confidence and, in turn, the market price of our common stock could be materially adversely affected.

There can be no assurance that we will be able to implement and maintain any recommended improvements in our internal control over financial reporting. Any failure to do so could cause the reliability of our financial statements to be impaired and could also cause us to fail to meet our reporting obligations under applicable law, either of which could cause our business, financial condition or results of operations to be materially adversely affected.

Risks Relating to an Investment in Our Class A Common Stock

The stock price of Class A Common Stock may be volatile.

The stock price of the Class A Common Stock may in the future be volatile and subject to wide fluctuations. In addition, the trading volume of the Class A Common Stock may in the future fluctuate and cause significant price variations to occur. Some of the factors that could cause fluctuations in the stock price or trading volume of the Class A Common Stock include:

•

General market and economic conditions, including market conditions in the human capital and risk and financial management consulting industries and regulatory developments in the United States, foreign countries or both;

•	Actual or expected variations in our quarterly results of operations and in the quarterly results of operations of companies perceived to be similar to us;

•	Differences between actual results of operations and those expected by investors and analysts;

•	Changes in recommendations by securities analysts;

•	Operations and stock performance of competitors;

•	Accounting charges, including charges relating to the impairment of goodwill or other intangible assets;

•	Significant acquisitions, dispositions or strategic alliances by us or by competitors;

•	Sales of the Class A Common Stock, including sales by our directors and officers or significant investors;

•	Incurrence of additional debt;

•	Dilutive issuance of equity;

•	Recruitment or departure of key personnel;

•	Loss or gain of key clients;

•	Litigation involving us, our general industry or both; and

•	Changes in reserves for professional liability claims.

There can be no assurance that the stock price of the Class A Common Stock will not fluctuate or decline significantly in the future. In addition, the stock market in general can experience considerable price and volume fluctuations that may be unrelated to our performance.

Shares of Towers Watson common stock eligible for public sale could adversely affect the stock price.

On January 1, 2010, the then-former Towers Perrin security holders received, in the aggregate, 44 percent of Towers Watson’s voting common stock then outstanding. Those shares are subject to various restrictions. For example, shares of Class B Common Stock automatically convert into freely tradable Class A Common Stock in equal annual installments over four years beginning on January 1, 2011. In addition, transfer restrictions on restricted shares of Class A Common Stock received by a holder of Towers Perrin restricted stock units lapse over the course of a three-year vesting schedule (or such other vesting schedule as may be set forth in the holder’s Towers Perrin restricted stock unit award agreement) beginning on January 1, 2011. As of September 7, 2010, we had the following shares outstanding: (i) 47,208,686 shares of Class A Common Stock (including 4,029,911.506 shares of restricted Class A Common Stock), (ii) 10,535,627.16 shares of Class B-1 Common Stock, (iii) 5,561,630.05 shares of Class B-2 Common Stock, (iv) 5,561,630.05 shares of Class B-3 Common Stock, and (v) 5,369,042.60 shares of Class B-4 Common Stock.

Pursuant to our certificate of incorporation, our Board of Directors had the discretion to accelerate the conversion of any shares of Class B Common Stock into shares of freely tradable Class A Common Stock, provided that the total number of shares so converted did not exceed, in the aggregate, five percent of the total shares of Class B Common Stock. On July 30, 2010, we filed a proxy statement with the SEC regarding a special meeting of stockholders held on September 9, 2010. At the special meeting, stockholders approved a proposal to amend our certificate of incorporation to eliminate the restriction on the number of shares of Class B Common Stock that the Board of Directors can convert into shares of Class A Common Stock. The amendment to our certificate of incorporation provides us with the flexibility to release converted shares of Class B Common Stock into the public market, if our Board of Directors determined that such action were advisable.

The sales or potential sales of a substantial number of shares of Class A Common Stock in the public market after the Class B Common Stock converts or shares of restricted Class A Common Stock vest could depress the market price of Class A Common Stock at such time and could then impair our ability to raise capital through the sale of additional securities.

We will only pay dividends if and when declared by our Board of Directors.

Any determination to pay dividends in the future is at the discretion of our Board of Directors and will depend upon our results of operations, financial condition, contractual restrictions, restrictions imposed by applicable law, rule or regulation, business and investment strategy, and other factors that our Board of Directors deems relevant. If we do not pay dividends, then the return on an investment in our common stock will depend entirely upon any future appreciation in its stock price. There is no guarantee that our common stock will appreciate in value or maintain its value.

We have various mechanisms in place that could prevent a change in control that a stockholder might favor.

Our certificate of incorporation and bylaws contain provisions that might discourage, delay or prevent a change in control that a stockholder might favor. Our certificate of incorporation or bylaws:

•	Authorize the issuance of preferred stock without fixed characteristics, which could be issued by our Board of Directors pursuant to a stockholder rights plan and deter a takeover attempt;

•	Provide that only the Chief Executive Officer, President or our Board of Directors may call a special meeting of stockholders;

•	Limit business at special stockholder meetings to such business as is brought before the meeting by or at the direction of our Board of Directors;

•	Prohibit stockholder action by written consent, and require all stockholder actions to be taken at an annual or special meeting of the stockholders;

•	Provide our Board of Directors with exclusive power to change the number of directors;

•	Provide that all vacancies on our Board of Directors, including new directorships, may only be filled by a resolution adopted by a majority of the directors then in office;

•

Do not opt out of Section 203 of the Delaware General Corporation Law, which prohibits business combinations between a corporation and any interested stockholder for a period of three years following the time that such stockholder became an interested stockholder;

•	Require a supermajority vote for the stockholders to amend the bylaws; and

•	Prohibit any stockholder from presenting a proposal or director nomination at an annual stockholders’ meeting unless such stockholder provides us with sufficient advance notice.

SPECIAL NOTE ABOUT FORWARD-LOOKING STATEMENTS

This prospectus, including the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” contains forward-looking statements. You can identify these statements and other forward-looking statements in this filing by words such as “may,” “will,” “expect,” “anticipate,” “believe,” “estimate,” “plan,” “intend,” “continue,” or similar words, expressions or the negative of such terms or other comparable terminology. You should read these statements carefully because they contain projections of our future results of operations or financial condition, or state other “forward-looking” information. A number of risks and uncertainties exist which could cause actual results to differ materially from the results reflected in these forward-looking statements. The factors discussed in the section in this prospectus entitled “Risk Factors,” among others, could cause actual results to differ from those set forth in the forward-looking statements.

These statements are based on assumptions that may not come true. All forward-looking disclosure is speculative by its nature. We undertake no obligation to update any of the forward-looking information included in this prospectus, whether as a result of new information, future events, changed expectations or otherwise, except as required by law. You should review this prospectus carefully, including the section entitled “Risk Factors,” for a more complete discussion of the risks of an investment in our Class A Common Stock.

USE OF PROCEEDS

The selling stockholders are selling all of the shares of Class A Common Stock being sold in the offering, including any shares sold on exercise of the underwriters’ overallotment option, and therefore will receive all of the proceeds from the offering. We will not receive any proceeds from the offering.

PRICE RANGE OF CLASS A COMMON STOCK

Our Class A Common Stock is quoted on the New York Stock Exchange LLC (the “NYSE”) and the NASDAQ Stock Market LLC (“NASDAQ”) under the symbol “TW.” There is no trading market for our shares of Class B Common Stock.

The following table sets forth, for the periods indicated, the high and low sales prices per share of our Class A Common Stock since January 4, 2010, the first trading day of the Class A Common Stock following consummation of the Merger between Towers Perrin and Watson Wyatt.

	High	Low
Fiscal Year 2010
Third quarter (January 4, 2010—March 31, 2010)	$51.48	$42.72
Fourth quarter (April 1, 2010—June 30, 2010)	$50.05	$38.65
Fiscal Year 2011
First quarter (July 1, 2010—September 7, 2010)	$48.29	$38.04

On September 7, 2010, the closing price per share of our Class A Common Stock on the NYSE and NASDAQ was $47.67. As of September 7, 2010, there were 133 stockholders of record of our Class A Common Stock, and there were 631 stockholders of record of our Class B Common Stock.

DIVIDEND POLICY

Our Board of Directors recently determined to declare and pay regular quarterly cash dividends in the amount of $0.075 per share (at an annual rate of $0.30 per share) on all of our outstanding Class A Common Stock and Class B Common Stock, with such dividend payments having begun at the end of the third quarter of fiscal year 2010. Since we began material operations on January 1, 2010, our Board of Directors has declared a regular quarterly cash dividend of $0.075 per share for the quarters ending March 31, 2010, June 30, 2010 and September 30, 2010.

Notwithstanding the foregoing, any determination to declare and pay dividends is at the discretion of our Board of Directors and will depend upon Towers Watson’s results of operations, financial condition, contractual restrictions, restrictions imposed by applicable law, rule or regulation, business and investment strategy, and other factors that our Board of Directors deems relevant at such time.

On January 1, 2010, in connection with the Merger, Towers Watson entered into a credit agreement with a syndicate of banks for a three-year, $500 million revolving credit facility. The credit agreement contains restrictions on the ability of Towers Watson to pay dividends.

CAPITALIZATION

The following table sets forth our cash, cash equivalents and short-term investments and capitalization as of June 30, 2010. You should read this table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and notes thereto included elsewhere in this prospectus.

As of June 30, 2010
(in thousands)
Cash, cash equivalents and short-term investments	$651,475

Debt
Notes Payable, short-term	$201,967
Revolving Credit Facility	—
Brazil Credit Facility	3,076
Note Payable, long-term	$98,467

Total Debt	$303,510

Stockholders’ equity
Class A Common Stock—$0.01 par value:
300,000,000 shares authorized; 47,160,497 issued and 47,160,497 outstanding	$472
Class B Common Stock—$0.01 par value:
93,500,000 shares authorized; 27,043,196 issued and 27,043,196 outstanding	270
Additional paid-in capital	1,679,624
Treasury stock, at cost, 0 shares	—
Retained earnings	711,570
Accumulated other comprehensive loss	(436,329)
Non-controlling interest	9,065

Total equity	1,964,672

Total capitalization	$2,268,182

Unless otherwise indicated, references in this prospectus to the number of shares of Class A Common Stock outstanding are calculated as of September 7, 2010 and:

•	do not give effect to the anticipated conversion of 4,279,233 shares of Class B-1 Common Stock into shares of Class A Common Stock offered hereby;

•	exclude 291,857 shares of Class A Common Stock reserved for future issuance in connection with the exercise of equity awards; and

•	assume no exercise of the underwriters’ overallotment option to purchase up to 641,884 additional shares of Class A Common Stock.

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected historical financial data for the five fiscal years ended June 30, 2010, 2009, 2008, 2007 and 2006 is presented in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). Watson Wyatt is the accounting predecessor in the Merger and as such, the historical results of Watson Wyatt through December 31, 2009 have become those of Towers Watson. Towers Watson’s condensed consolidated financial statements as of and for the fiscal year ended June 30, 2010 include the results of Towers Perrin’s operations beginning January 1, 2010. We derived the selected statement of operations data for the fiscal years ended June 30, 2010, 2009 and 2008 and the selected balance sheet data as of June 30, 2010 and 2009 from our historical audited consolidated financial statements included elsewhere in this prospectus. We derived the summary historical statement of operations data for the fiscal years ended June 30, 2007 and 2006 and the balance sheet data as of June 30, 2008, 2007 and 2006 from our audited consolidated financial statements not included in this prospectus. This historical data is only a summary. You should read this information in conjunction with our and our predecessor’s historical audited and unaudited financial statements and related notes in this prospectus and the section in this prospectus entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	Year Ended June 30,
	2010	2009	2008	2007	2006

Consolidated Statement of Operations Data:
(amounts are in thousands, except per share data)
Revenue	$2,387,829	$1,676,029	$1,760,055	$1,486,523	$1,271,811

Income from operations	164,445	209,383	226,773	179,305	132,417
Net income attributable to controlling interests	$120,597	$146,458	$155,441	$116,275	$87,191

Per Share Data:
Earnings Per Share:
Basic	$2.04	$3.43	$3.65	$2.74	$2.11
Diluted	$2.03	$3.42	$3.50	$2.60	$2.01
Dividends declared per share	$0.30	$0.30	$0.30	$0.30	$0.30
Weighted average shares of common stock:
Basic (000)	59,257	42,690	42,577	42,413	41,393
Diluted (000)	59,372	42,861	44,381	44,684	43,297

Balance Sheet Data:
Cash and cash equivalents	$600,466	$209,832	$124,632	$248,186	$165,345
Working capital	479,688	231,938	172,241	326,354	197,312
Goodwill and intangible assets	2,410,652	728,987	870,943	594,651	511,116
Total assets	$4,573,450	$1,626,319	$1,715,976	$1,529,709	$1,240,359
Revolving credit facility	—	—	—	105,000	30,000
Other long-term obligations (1)	1,643,165	438,021	346,335	326,782	265,263
Total stockholders’ equity	$1,955,607	$853,638	$984,395	$787,519	$648,761

(1)	Other long-term obligations includes accrued retirement benefits, deferred rent and accrued lease losses, deferred income taxes and other long-term tax liabilities, professional liability claims reserve, contingency stock payable and other non-current liabilities.

UNAUDITED SUPPLEMENTAL PRO FORMA CONDENSED COMBINED STATEMENTS OF OPERATIONS

The following unaudited supplemental pro forma combined statements of operations have been provided to present illustrative combined unaudited statements of operations for the fiscal years ended June 30, 2010 and 2009, giving effect to the business combination as if it had been completed on July 1, 2009 and 2008, respectively. The pro forma condensed combined statement of operations for the fiscal year ended June 30, 2009 combines Watson Wyatt’s historical audited consolidated statement of operations for the fiscal year ended June 30, 2009 with Towers Perrin’s historical unaudited consolidated statement of operations for the twelve months ended June 30, 2009. The pro forma condensed consolidated statement of operations for the fiscal year ended June 30, 2010 combines Towers Watson’s historical unaudited consolidated statement of operations for the six months ended June 30, 2010 with Watson Wyatt’s and Towers Perrin’s historical unaudited consolidated statements of operations for the six months ended December 31, 2009. Watson Wyatt’s fiscal year ended on June 30 while Towers Perrin’s fiscal year ended on December 31. Towers Perrin’s financial information has been recast to conform to Watson Wyatt’s fiscal year end. Towers Perrin’s historical statement of operations for the twelve months ended June 30, 2009 was derived by subtracting (1) Towers Perrin’s unaudited consolidated statement of operations for the six months ended June 30, 2008 from (2) Towers Perrin’s audited consolidated statement of operations for the twelve months ended December 31, 2008, and adding (3) Towers Perrin’s unaudited consolidated statement of operations for the six months ended June 30, 2009. Towers Perrin’s historical unaudited consolidated statement of operations for the six months ended December 31, 2009 was derived by subtracting Towers Perrin’s unaudited consolidated statement of operations for the six months ended June 30, 2009 from Towers Perrin’s audited consolidated statement of operations for the year ended December 31, 2009. The unaudited pro forma condensed combined financial statements should be read together with the respective historical financial statements and related notes of Towers Perrin and Watson Wyatt.

The unaudited pro forma condensed combined statements of operations give effect to the Merger including:

•	related Merger consideration;

•	adjustments made to record the assets and liabilities of Towers Perrin at their estimated fair values;

•	reclassifications made to conform Towers Perrin’s and Watson Wyatt’s historical financial statement presentation to Towers Watson’s; and

•	the consolidation of Professional Consultants Insurance Company, Inc., which we refer to as “PCIC.”

Towers Perrin was a private, employee-owned corporation. As a result, Towers Perrin’s historical unaudited consolidated statement of operations for the twelve months ended June 30, 2009 does not reflect the level of net income that Towers Perrin is expected to contribute to Towers Watson, as a public company. Further, the revenue growth that we expect Towers Watson to achieve from strengthening core services and expanding the existing portfolio of services is not reflected in the unaudited pro forma condensed combined financial statements.

The unaudited pro forma condensed combined statements of operations do not reflect certain financial targets relating to the Merger, such as our targeted synergy cost savings, reductions in compensation and benefits expense resulting from the retirement of Class R participants, and a further targeted reduction in compensation expense resulting from the elimination of the principal bonus payments historically paid to legacy Towers Perrin Principals.

Pro forma earnings per share reflect the impact of significant non-cash and non-recurring expenses resulting from the Merger, including compensation expense incurred as a result of the issuance of Towers Watson Restricted Class A Common Stock to Towers Perrin restricted stock unit (“RSU”) holders and the incremental amortization of acquired intangible assets.

For purposes of these unaudited pro forma condensed combined statements of operations, we have provided the fair value of the consideration and the allocation to Towers Perrin’s tangible and intangible assets acquired and liabilities assumed.

As of the date of this prospectus, the initial accounting for this business combination is not yet complete. In particular, we are currently performing an assessment of the key internally developed and developed technology software for internal use and for sale acquired from Towers Perrin. The assessment will involve decisions regarding duplicate, overlapping systems or preferred technology of the two legacy companies, which could lead to a decision to cease use of a system. In addition, the fair value of fixed assets is currently being evaluated. Although we do not anticipate any significant adjustments, to the extent that the estimates used need to be refined, we will do so upon making that determination but not later than one year from the business combination date.

The following unaudited pro forma condensed combined statements of operations are provided for informational purposes only. They do not purport to represent what Towers Watson’s results of operations would have been had the Merger been completed as of the date indicated and do not purport to be indicative of the results of operations that Towers Watson may achieve in the future.

Unaudited Supplemental Pro Forma Combined Statement of Operations

Year Ended June 30, 2010

	Year Ended June 30, 2010	Six Months Ended December 31, 2009		Year Ended June 30, 2010
	As Reported	Historical		Pro Forma Adjustments		As Adjusted
	Towers Watson	Towers Perrin	PCIC
	(In thousands, except share and per share data)
Revenue	$2,387,829	$798,131	$12,750	$(9,404)	H	$3,180,916
				(8,390)	K

Costs of providing services:
Salaries and employee benefits	1,540,417	558,855	107	46,832	B	2,146,211
Professional and subcontracted services	163,848	79,421	483			243,752
Occupancy	109,454	35,406	—	1,835	A	146,695
General and administrative expenses	220,937	40,351	16,924	(9,404)	H	268,808
Depreciation and amortization	101,084	19,007	—	11,508	A	131,599
Transaction and integration expenses	87,644	15,734	—	(103,378)	E	—

	2,223,384	748,774	17,514	(52,607)		2,937,065

Income from operations	164,445	49,357	(4,764)	34,813		243,851

Loss from affiliates	(1,274)	(164)	—	353	J	(1,085)
Interest income	2,950	530	1,517	(266)	C	4,731
Interest expense	(7,508)	(1,536)	—	(2,000)	D	(11,991)
				(947)	G
Other non-operating income	11,304	5,281	—			16,585

Income before income taxes	169,917	53,468	(3,247)	31,953		252,091

Provision for income taxes	50,907	9,779	(1,187)	8,419	F	67,918

Net income (loss) before non-controlling interest	$119,010	$43,689	$(2,060)	$23,534		$184,173
Net loss attributable to non-controlling interests	$(1,587)	$—	$—	$(559)	I	$(2,146)

Net income attributable to controlling interests	$120,597	$43,689	$(2,060)	$24,093		$186,319

Earnings per share:
Net income attributable to controlling interests—basic	$2.04				L	$3.14

Net income attributable to controlling interests—diluted	$2.03				L	$3.14

Weighted average shares of common stock, basic (000)	59,257				L	59,257

Weighted average shares of common stock, diluted (000)	59,372				L	59,372

Unaudited Supplemental Pro Forma Combined Statement of Operations

Year Ended June 30, 2009

	Historical			Pro Forma Adjustments
	Watson Wyatt	Towers Perrin	PCIC			As Adjusted
	(In thousands, except share and per share data)
Revenue	$1,676,029	$1,586,299	$39,873	$(27,804)	H	$3,251,323
				(23,074)	K

Costs of providing services:
Salaries and employee benefits	1,029,299	1,107,619	147	99,397	B	2,236,462
Professional and subcontracted services	119,323	172,825	1,144			293,292
Occupancy	72,566	68,157	—	3,669	A	144,392
General and administrative expenses	172,010	200,047	19,226	(27,804)	H	352,109
				(11,370)	E
Depreciation and amortization	73,448	38,758	—	24,308	A	136,514
Transaction and integration expenses	—	—	—	—	E	—

	1,466,646	1,587,406	20,517	88,200		3,162,769

Income (loss) from operations	209,383	(1,107)	19,356	(139,078)		88,554

Income from affiliates	8,350	5,257	—	(13,313)	J	294
Interest income	2,022	4,708	4,924	(3,087)	C	8,567
Interest expense	(2,778)	(3,489)	—	(4,000)	D	(12,160)
				(1,893)	G
Other non-operating income	4,926	14,884	—	—		19,810

Income before income taxes	221,903	20,253	24,280	(161,371)		105,065
Provision for income taxes	75,276	40,223	8,268	(63,251)	F	60,516

Net income (loss) before non-controlling interests	$146,627	$(19,970)	$16,012	$(98,120)		$44,549
Net income attributable to non-controlling interests	$169	$—	$—	$4,346	I	$4,515

Net income (loss) attributable to controlling interests	$146,458	$(19,970)	$16,012	$(102,466)		$40,034

Earnings per share:
Net income attributable to controlling interests—basic	$3.43				L	$0.68

Net income attributable to controlling interests—diluted	$3.42				L	$0.67

Weighted average shares of common stock, basic (000)	42,690				L	59,257

Weighted average shares of common stock, diluted (000)	42,861				L	59,372

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

1. Professional Consultants Insurance Company, Inc.

PCIC provided professional liability insurance on a claims-made basis to Towers Perrin, Watson Wyatt and a third member firm; each of Towers Perrin and Watson Wyatt owned a 36.43% equity investment in PCIC. As of January 1, 2010, Towers Watson owns 72.86% of PCIC and, as the primary beneficiary of PCIC, is required to consolidate PCIC into its consolidated financial statements.

As a result of the consolidation of PCIC into Towers Watson’s financial statements, all transactions between PCIC and each of Towers Perrin and Watson Wyatt have been eliminated, including all transactions involving premium revenue, insurance expense, prepaid premium, unearned premium, equity and gain/loss on earnings of the equity method investee. The minority interest attributable to the third member firm of PCIC is reflected as a separate line in total equity on the unaudited pro forma condensed combined balance sheet and the net income attributed to the non-controlling interest held by the third member firm is included in the unaudited pro forma condensed combined statement of operations.

Towers Watson’s fiscal year ends on June 30. Historically, PCIC’s fiscal year ended on December 31, which was changed to a fiscal year ending on June 30 post-merger. PCIC’s financial information has been recast for the twelve months ended June 30, 2010 and 2009. PCIC’s unaudited historical statement of operations for the 12 months ended June 30, 2010 and 2009 was derived from PCIC’s historical audited consolidated statement of operations for the twelve months ended December 31, 2009 and 2008 less PCIC’s unaudited historical statement of operations for the six months ended June 30, 2009 and 2008 plus PCIC’s unaudited historical statement of operations for the six months ended June 30, 2010 and 2009.

2. Conforming Year End

Towers Perrin’s financial information has been recast to conform with Watson Wyatt’s June 30 fiscal year end as follows:

	Twelve Months Ended December 31, 2008	Six Months Ended June 30, 2008	Six Months Ended December 31, 2008	Six Months Ended June 30, 2009	Twelve Months Ended June 30, 2009
	(i)	(ii)	(iii)=(i)-(ii)	(iv)	(iii) + (iv)
			(In thousands)
Revenue	$1,719,769	$892,131	$827,638	$758,661	$1,586,299

Costs of providing services:
Salaries and employee benefits	1,206,637	636,612	570,025	537,594	1,107,619
Professional and subcontracted services	122,379	59,361	63,018	109,807	172,825
Occupancy, communications and other	68,561	34,872	33,689	34,468	68,157
General and administrative expenses	255,983	123,810	132,173	67,874	200,047
Depreciation and amortization	36,986	16,592	20,394	18,364	38,758

	1,690,546	871,247	819,299	768,107	1,587,406

Income (loss) from operations	29,223	20,884	8,339	(9,446)	(1,107)

Other non-operating income	10,167	4,227	5,940	15,420	21,360

Income before income taxes	39,390	25,111	14,279	5,974	20,253

Provision for income taxes	34,450	6,107	28,343	11,880	40,223

Net income (loss)	$4,940	$19,004	$(14,064)	$(5,906)	$(19,970)

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

3. Fair Value of Consideration and of Net Assets Acquired and Intangibles

Fair Value of Consideration

The business combination has been accounted for using the acquisition method of accounting as prescribed in Accounting Standards Codification (“ASC”) 805, Business Combinations. The total consideration of $1.8 billion is comprised of $200 million of cash and $200 million of notes payable to Class R shareholders and of stock consideration for the following: Class A shares for certain foreign shareholders of $9.9 million, Restricted Class B-1, B-2, B-3 and B-4 shares of $1.3 billion and Restricted Class A shares of $43.7 million.

The consideration given in the form of cash and notes payable was measured in the amount of cash paid and notes payable issued. According to ASC 805, the fair value of the securities traded in the market the day before the Merger is consummated is used to determine the fair value of the equity consideration. As accounting predecessor, Watson Wyatt’s closing share price on the NYSE on December 31, 2009 of $47.52 was used to determine the fair value of equity consideration. The equity consideration for the Class A shares issued to certain foreign shareholders of $9.9 million is valued at $47.52 multiplied by 209,013, the number of shares issued. The estimated fair value of the restricted Class B1–B4 shares of $1.3 billion was calculated at $47.52 multiplied by 29,483,008, the number of shares issued and using a discount to approximate the fair value of the one-, two-, three- and four-year period of restriction lapse until the shares are converted into freely tradable Towers Watson Class A common stock. The estimated fair value of the Restricted Class A shares of $43.7 million includes (i) the vested portion of the Towers Perrin restricted stock units which was earned by employees related to the service condition from grant date in October 2009 until the Merger date January 1, 2010 valued at $47.52 per share and (ii) 10 percent of the unvested portion of the Towers Perrin restricted stock units which is the estimate of forfeitures that will result from employees not fulfilling the service condition during the three-year vesting post-Merger which will be proportionately distributed to Class F shareholders, the Towers Perrin shareholders as of the Merger date.

As a result of closing of the Merger, all outstanding Towers Perrin and Watson Wyatt common stock, restricted stock units and derivative securities were converted into the right to receive the following forms of consideration:

•

46,911,275 shares of Towers Watson Class A Common Stock (less a number of shares that were withheld for tax purposes in respect of Watson Wyatt deferred stock units and deferred shares), including 4,248,984 shares of Restricted Towers Watson Class A Common Stock;

•	29,483,008 shares of Towers Watson Class B Common Stock, including:

•	12,798,118 shares of Class B-1 Common Stock;

•	5,561,630 shares of Class B-2 Common Stock;

•	5,561,630 shares of Class B-3 Common Stock; and

•	5,561,630 shares of Class B-4 Common Stock;

•	8,548,835 shares of Towers Watson Class R Common Stock, which subsequently were redeemed automatically in exchange for the right to receive:

•	$200 million in cash (subject to applicable tax withholding and gross-up adjustments); and

•	Towers Watson Notes in an aggregate principal amount of $200 million.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

In addition, on January 1, 2010, Towers Watson issued shares of Class F stock, no par value, pro rata to all holders of Towers Perrin common stock, which shares represent only the contingent right to receive, three years after the Merger, a pro rata portion of a number of shares of Towers Watson Class A common stock equal to the number of shares of Restricted Towers Watson Class A common stock forfeited by former Towers Perrin employees plus a number of shares of Towers Watson Class A common stock with a value equivalent to the amount of dividends attributed to such forfeited shares.

Fair value of net assets acquired and intangibles

According to ASC 805, the assets acquired and liabilities of Towers Perrin assumed by Towers Watson were recorded at their respective fair values as of the combination date, January 1, 2010. The valuation and determination of estimated fair value include significant estimates and assumptions. Management also evaluated the methodology and valuation models to determine the estimated useful lives and amortization method.

Customer relationships

Customer relationship intangible was identified separately from goodwill based on determination of the length, strength and contractual nature of the relationship that Towers Perrin shared with its clients. This customer relationship information was analyzed via the application of the multi-period excess earnings method, an income approach. Several assumptions used in the income approach are revenue growth, retention rate, operating expenses, charge for contributory assets and trade name and the discount rate used to calculate the present value of the cash flows. The customer relationship intangible, valued at $140.8 million, is amortized on an accelerated amortization basis over the estimated useful life of 12 years, which correlated to the years of material results included in the income approach model.

Trademarks and trade names

The Towers Perrin trade name was identified separately from goodwill based on evaluation of the importance of the Towers Perrin trade name to the Towers Perrin business through understanding the brand recognition in the market, importance of the trade name to the customer, and the amount of revenue associated with the trade name. In developing the estimated fair value, the trade name was valued utilizing the relief from royalty method, an income approach. Significant assumptions used in the relief from royalty method were revenue growth, royalty rate, and discount rate used to calculate the present value of cash flows. The Towers Perrin trade name, valued at $275.5 million, has an estimated indefinite-lived asset and is not amortized but tested annually for impairment or more frequently if factors exist to indicate impairment.

Developed technology

Developed technology identified separately from goodwill consists of intellectual property such as proprietary software used internally for revenue-producing activities or by clients. Developed technology can provide significant advantages to the owner in terms of product differentiation, cost advantages and other competitive advantages. Three external-use technologies of Towers Perrin: Moses, EVALUE and the Global Compensation technology are offered for sale or subscription and have associated revenue streams. In addition, 22 internally developed technology applications were identified as primary applications used in Towers Perrin’s business but did not have associated revenue streams. The external-use technologies, for which revenue sources were directly identified, were valued by applying the multi-period excess earnings method, an income approach. The internal-use technologies were valued by applying the cost to replicate method, a cost approach. Significant assumptions used in the multi-period excess earnings method were revenue growth, decay rate, cost of revenue, operating expenses, charge for use of contributory assets and trade name and discount rate used to calculate the present value of the cash flows. The external-use technology, valued at $58.2 million, is amortized on an accelerated basis over a weighted-average useful life of 3.6 years. Significant assumptions used in the cost to replicate method were cost to replace including the number and skill level of man hours and cost per hour based on fully burdened salary of staff; profit margin if the work were performed by a third party; and obsolescence factor. The internal-use technology, valued at $67.2 million, is amortized on a straight-line basis over the weighted-average estimated useful life of 4.2 years.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

Favorable and unfavorable lease contracts

Assets and liabilities for favorable and unfavorable lease contracts were identified separately from goodwill related to 39 of Towers Perrin’s real estate lease agreements. The assets and liabilities were valued by comparing cash obligations for each material lease agreement to the estimated market rent at the time of the transaction. The resulting favorable or unfavorable positions are recorded gross as assets or liabilities on the balance sheet. Significant assumptions used in the valuation were market rent, annual escalation percentages based on current inflation rates and a discount rate used to calculate the present value of the cash flows. Both the assets for favorable lease agreements, valued at $11.1 million, and the liabilities for unfavorable lease agreements, valued at $28.6 million, are amortized on a straight-line basis over the life of the respective lease to occupancy costs. The weighted-average estimated useful life for the leases is 7.3 years.

The table below sets forth a preliminary estimate of the Merger consideration transferred to Towers Perrin shareholders and the preliminary estimate of tangible and intangible net assets received in the Merger:

	January 1, 2010
	(In thousands, except share and per share data)
Calculation of Consideration Transferred
Cash paid			$200,000
Notes payable issued to Towers Perrin shareholders			200,000
Towers Perrin shares converted to Towers Watson shares	42,489,840
Less Class R shares	(8,548,835)
Less 10% of consideration in RSU’s	(4,248,984)

Shares of Towers Watson stock issued		29,692,021
Closing price of Watson Wyatt stock, December 31, 2009		$47.52
Average discount for restricted stock		7%

Aggregate fair value of the Towers Watson common stock issued			1,313,650
Fair value of RSU’s assumed in the Merger			43,729

Total consideration transferred			$1,757,379

Estimated Tangible and Intangible Net Assets:
Current assets		$1,002,567
Other non-current assets		221,131
Identifiable intangible assets		552,785
Deferred tax asset, net		138,850
Current liabilities		(671,866)
Other long-term liabilities		(760,708)
Goodwill		1,274,620

Total estimated tangible and intangible net assets			$1,757,379

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

4. Pro Forma Adjustments

The pro forma adjustments reflected in the unaudited supplemental pro forma condensed combined financial information are as follows:

A)	Reflects estimated amortization of Towers Perrin’s acquired intangible assets on an accelerated amortization basis over their estimated useful lives. Customer-related intangible assets are amortized over a 12-year estimated life and developed technology intangible assets are amortized over a weighted-average four-year estimated life. The trademark and trade names intangible asset has an indefinite life. Also reflects one year of an adjustment to rent expense to approximate fair value.

B)	Reflects non-cash compensation expense in connection with the issuance of Towers Watson Restricted Class A Common Stock to Towers Perrin RSU holders in the Merger and $4.6 million of Class A Common Stock issued pursuant to the acceleration of vesting of Watson Wyatt’s outstanding stock options and RSU awards due to change-in-control provisions. The graded method of expense methodology assumes that the restricted shares are issued to Towers Perrin RSU holders in equal amounts of shares that vest over one year, two years and three years. The current estimate of total non-cash compensation expense relating to Towers Watson Restricted Class A Common Stock for the three-year period is $158.2 million. This estimate was determined assuming a 10 percent annual forfeiture rate based on actual and expected attrition.

C)	Reflects interest income forgone as a result of the cash consideration of $200 million paid to Towers Perrin Class R Participants in conjunction with the redemption of Towers Watson Class R Common Stock.

D)	Reflects interest accrued on $200 million principal amount of Towers Watson Notes issued to Towers Perrin Class R Participants. Interest on the Towers Watson Notes accrued at a 2.0 percent fixed rate per annum, compounded annually.

E)	Reflects the elimination of Merger-related transaction costs (including financial advisory, legal and valuation fees). Because transaction costs will not have a continuing impact, they are not reflected in the unaudited pro forma condensed combined statement of operations.

F)	Reflects the provision for taxes, adjustments to deferred tax asset, deferred tax liability, goodwill and retained earnings as a result of the Merger, fair value adjustments to the net assets of Towers Perrin and other acquisition accounting adjustments. On January 1, 2010, Towers Watson recorded deferred taxes and other tax adjustments as part of the accounting for the Merger, including deferred taxes of $235.7 million related to the estimated fair value adjustments for the acquired assets and liabilities. The deferred taxes have been calculated based on the U.S. and foreign statutory tax rates for jurisdictions where the fair value adjustments are estimated. A U.S. statutory rate of 39.6 percent was used, except for adjustments related to PCIC for which a 34 percent statutory rate was used since PCIC would not be included in the U.S. consolidated tax return. For purposes of determining the estimated income tax expense for the adjustments reflected in the unaudited pro forma condensed combined statement of operations, taxes were determined by applying the applicable statutory tax rate for jurisdictions where each pro forma adjustment is expected to be reported. Although not reflected in these unaudited pro forma condensed combined statements of operations, the effective tax rate of the combined company could be significantly different depending on post-acquisition activities, including repatriation decisions, the geographic mix of income, and post-Merger restructuring activities.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

G)	Reflects one year of amortization of $5.7 million of bank fees associated with the Towers Watson credit facility, which will be amortized over a three-year period.

H)	Reflects the elimination of premium revenue and unearned revenues from Watson Wyatt and Towers Perrin as recorded by PCIC, as well as related expense recorded by Watson Wyatt and Towers Perrin.

I)	Reflects the 27.14 percent non-controlling interest in PCIC of the remaining minority shareholder.

J)	Reflects the elimination of Watson Wyatt’s and Towers Perrin’s earnings from PCIC as recorded under the equity method.

K)	Reflects the reduction of revenue for the acquisition fair value adjustment of historical Towers Perrin deferred revenue to reflect the unrecognized revenue relating to the amount of effort that was performed prior to the Merger that would not be subsequently earned under acquisition accounting rules.

L)	Earnings per share calculations for the year ended June 30, 2010 and 2009 are based on Towers Watson’s fully diluted shares outstanding as of June 30, 2010.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our consolidated results of operations, financial condition and liquidity should be read in conjunction with our consolidated financial statements and the related notes included in this prospectus. This discussion contains forward-looking statements that reflect our current expectations, estimates, forecasts and projections. These forward-looking statements are not guarantees of future performance, and actual outcomes and results may differ materially from those expressed in these forward-looking statements. See “Risk Factors” and “Special Note About Forward-Looking Statements.”

Executive Overview

General

We are a leading global professional services firm focused on providing consulting services related to employee benefits, human capital and financial risk management. In the short term, our revenue will be driven by many factors, including the general state of the global economy and the resulting level of discretionary spending, the continuing regulatory compliance requirements of our clients, changes in investment markets, the ability of our associates to attract new clients or provide additional services to existing clients, the impact of new regulations in the legal and accounting fields and the impact of our ongoing cost saving initiatives. In the long term, we expect that our financial results will depend in large part upon how well we succeed in deepening our existing client relationships through thought leadership and a focus on developing cross-practice solutions, actively pursuing new clients in our target markets, cross selling and making strategic acquisitions. We believe the highly fragmented industry in which we operate offers us tremendous growth opportunities, because we provide a unique business combination of benefits and human capital consulting, as well as risk and capital management and strategic technology solutions.

Segments

We provide services in three business segments: Benefits, Risk and Financial Services and Talent and Rewards.

Benefits Segment. The Benefits segment is our largest and most established segment. This segment has grown through business combinations as well as strong organic growth. It helps clients create and manage cost-effective benefits programs that help them attract, retain and motivate a talented workforce.

The primary lines of business within the Benefits segment are:

•	Retirement;

•	Health and Group Benefits;

•	Technology and Administration Solutions; and

•	International Consulting.

The Benefits segment provides benefits consulting and administration services through four primary lines of business. Retirement supports organizations worldwide in designing, managing, administering and communicating all types of retirement plans. Health and Group Benefits provides advice on the strategy, design, financing, delivery, ongoing plan management and communication of health and group benefit programs. Through our Technology and Administration Solutions line of business, we deliver cost-effective benefit outsourcing solutions. The International Consulting Group provides expertise in dealing with international human capital management and related benefits and compensation advice for corporate headquarters and their subsidiaries. A significant portion of the revenue in this segment is from recurring work, driven in large part by the heavily regulated nature of employee benefits plans and our clients’ annual needs for these services. For the six months ended June 30, 2010, Benefits segment contributed 59 percent of our total revenue. For the same period, approximately 43 percent of the Benefits segment’s revenue originates from outside the United States and is thus subject to translation exposure resulting from foreign exchange rate fluctuations.

Risk and Financial Services Segment. Within the Risk and Financial Services segment, our second largest segment, we have three primary lines of business:

•	Risk Consulting and Software (“RCS”);

•	Investment Consulting and Solutions (“Investment”); and

•	Reinsurance and Insurance Brokerage (“Brokerage”).

The Risk and Financial Services segment accounted for 23 percent of our total revenue for the six months ended June 30, 2010. Approximately 63 percent of the segment’s revenue originates from outside the United States and is thus subject to translation exposure resulting from foreign exchange rate fluctuations. The segment has a strong base of recurring revenue, driven by long-term client relationships in reinsurance brokerage services, retainer investment consulting relationships, consulting services on financial reporting, and actuarial opinions on property/casualty loss reserves. Some of these relationships have been in place for more than 20 years. A portion of the revenue is related to project work, which is more heavily dependent on the overall level of discretionary spending by clients. This work is favorably influenced by strong client relationships, particularly related to mergers and acquisitions consulting. Major revenue growth drivers include changes in regulations, the level of mergers and acquisitions activity in the insurance industry, growth in pension and other asset pools, and reinsurance retention and pricing trends.

Talent and Rewards Segment. Our third largest segment, Talent and Rewards, is focused on three primary lines of business:

•	Executive Compensation

•	Rewards, Talent and Communication; and

•	Data, Surveys and Technology.

The Talent and Rewards segment accounted for approximately 16 percent of our total revenue for the six months ended June 30, 2010. Few of the segment’s projects have a recurring element. As a result, this segment is most sensitive to changes in discretionary spending due to cyclical economic fluctuations. Approximately 44 percent of the segment’s revenue originates from outside the United States and is thus subject to translation exposure resulting from foreign exchange rate fluctuations. Revenue for Talent and Rewards consulting has minimal seasonality, with a small degree of heightened activity in the second half of the year during the annual compensation, benefits and survey cycles. Major revenue growth drivers in this group include demand for workforce productivity improvements and labor cost reductions, focus on high performance culture, globalization of the workforce, changes in regulations and benefits programs, mergers and acquisitions activity, and the demand for universal metrics related to workforce engagement.

Financial Statement Overview

Towers Watson’s fiscal year ends June 30.

Shown below are Towers Watson’s top five markets based on percentage of consolidated revenue. The fiscal year ended June 30, 2010 includes data of Towers Watson’s geographic regions. The fiscal years ended June 30, 2009 and 2008 include only data of historical Watson Wyatt’s geographic regions.

	Fiscal Year
	2010	2009	2008
Geographic Region
United States	52%	43%	41%
United Kingdom	22	32	32
Canada	6	4	4
Germany	4	4	5
Netherlands	3	3	4

We derive the majority of our revenue from fees for consulting services, which generally are billed at standard hourly rates and expense reimbursement, which we refer to as time and expense, or on a fixed-fee basis. Management believes the approximate percentages for time and expense and fixed-fee basis engagements are 60 percent and 40 percent, respectively. Clients are typically invoiced on a monthly basis with revenue generally recognized as services are performed. No single client accounted for more than one percent of our consolidated revenues for any of our most recent three fiscal years.

Our most significant expense is compensation to associates, which typically comprises approximately 70 percent of total costs of providing services. In addition to payroll and related benefits and taxes, compensation to associates also includes incentive bonus expense, which is linked to our operating performance. Other significant costs of providing services include office rent and related costs, communications, general and administrative expenses and professional and subcontracted services.

We compensate our directors and select executives with incentive stock-based compensation plans from time to time. When granted, awards are governed by the Towers Watson & Co. 2009 Long Term Incentive Plan, which provides for the awards to be valued at their grant date fair value which is amortized over the expected term of the awards, generally three years. In connection with the issuance of Towers Watson Restricted Class A Common Stock to Towers Perrin RSU holders in the Merger, we expect the first year of non-cash compensation expense to be approximately $94.8 million. The current estimate of total non-cash compensation expense relating to Towers Watson Restricted Class A Common Stock for the three-year period is $158.2 million. This estimate was determined assuming a 10 percent annual forfeiture rate based on actual and expected attrition and the graded method of expense methodology. This expense methodology assumes that the restricted shares are issued to Towers Perrin RSU holders in equal amounts of shares that vest over one year, two years and three years giving the effect of more expense in the first year than the second and third. In the event that an associate is involuntarily terminated, vesting is accelerated and expense is recorded immediately

In delivering consulting services, our principal direct expenses relate to compensation of personnel. Salaries and employee benefits are comprised of wages paid to associates, related taxes, severance, benefit expenses such as pension, medical and insurance costs, and fiscal year-end incentive bonuses.

Professional and subcontracted services represent fees paid to external service providers for employment, marketing and other services. For the most recent three fiscal years, approximately 40 to 60 percent of the professional and subcontracted services for Watson Wyatt were directly incurred on behalf of clients and were reimbursed by them, with such reimbursements being included in revenue. For the fiscal year ended June 30, 2010 for Towers Watson, approximately 40 percent of professional and subcontracted services represent these reimbursable services.

Occupancy includes expenses for rent and utilities.

General and administrative expenses includes general counsel, marketing, human resources, finance, research, technology support, supplies, telephone and other costs to operate office locations as well as professional fees and insurance, including premiums on excess insurance and losses on professional liability claims, non-client-reimbursed travel by associates, publications and professional development. This line item also includes miscellaneous expenses, including gains and losses on foreign currency transactions.

Depreciation and amortization includes the depreciation of fixed assets and amortization of intangible assets and internally-developed software.

Transaction and integration expenses includes fees and charges associated with the Merger. Transaction and integration expenses principally consist of investment banker fees, regulatory filing expenses, integration consultants, as well as legal, accounting, marketing, and information technology integration expenses.

Critical Accounting Policies and Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Our estimates, judgments and assumptions are continually evaluated based on available information and experience. Because of the use of estimates inherent in the financial reporting process, actual results could differ from those estimates. The areas that we believe are critical accounting policies include revenue recognition, valuation of billed and unbilled receivables from clients, discretionary compensation, income taxes, pension assumptions, incurred but not reported claims, and goodwill and intangible assets. The critical accounting policies discussed below involve making difficult, subjective or complex accounting estimates that could have a material effect on our financial condition and results of operations. These critical accounting policies require us to make assumptions about matters that are highly uncertain at the time of the estimate or assumption. Different estimates that we could have used, or changes in estimates that are reasonably likely to occur, may have a material effect on our financial condition and results of operations.

Revenue Recognition

Revenue includes fees primarily generated from consulting services provided. We recognize revenue from these consulting engagements when hours are worked, either on a time-and-expense basis or on a fixed-fee basis, depending on the terms and conditions defined at the inception of an engagement with a client. We have engagement letters with our clients that specify the terms and conditions upon which the engagements are based. These terms and conditions can only be changed upon agreement by both parties. Individual associates’ billing rates are principally based on a multiple of salary and compensation costs.

Revenue for fixed-fee arrangements that span multiple months is based upon the percentage of completion method. We typically have three types of fixed-fee arrangements: annual recurring projects, projects of a short duration, and non-recurring system projects. Annual recurring projects and the projects of short duration are typically straightforward and highly predictable in nature. As a result, the project manager and financial staff are able to identify, as the project status is reviewed and bills are prepared monthly, the occasions when cost overruns could lead to the recording of a loss accrual.

We have non-recurring system projects that are longer in duration and subject to more changes in scope as the project progresses. We evaluate at least quarterly, and more often as needed, project managers’ estimates-to-complete to assure that the projects’ current statuses are accounted for properly. Certain software contracts generally provide that if the client terminates a contract, we are entitled to payment for services performed through termination.

Revenue recognition for fixed-fee engagements is affected by a number of factors that change the estimated amount of work required to complete the project such as changes in scope, the staffing on the engagement and/or the level of client participation. The periodic engagement evaluations require us to make judgments and estimates regarding the overall profitability and stage of project completion that, in turn, affect how we recognize revenue. We recognize a loss on an engagement when estimated revenue to be received for that engagement is less than the total estimated direct and indirect costs associated with the engagement. Losses are recognized in the period in which the loss becomes probable and the amount of the loss is reasonably estimable. We have experienced certain costs in excess of estimates from time to time. Management believes it is rare, however, for these excess costs to result in overall project losses.

We have developed various software programs and technologies that we provide to clients in connection with consulting services. In most instances, such software is hosted and maintained by us and ownership of the technology and rights to the related code remain with us. Software developed to be utilized in providing services to a client, but for which the client does not have the contractual right to take possession, is capitalized in accordance with generally accepted accounting principles of capitalized software. Revenue associated with the related contract, together with amortization of the related capitalized software, is recognized over the service period. As a result, we do not recognize revenue during the implementation phase of an engagement.

In connection with the Merger, we acquired the reinsurance brokerage business of Towers Perrin. In our capacity as a reinsurance broker, we collect premiums from reinsureds and, after deducting our brokerage commissions, we remit the premiums to the respective reinsurance underwriters on behalf of reinsureds. In general, compensation for reinsurance brokerage services is earned on a commission basis. Commissions are calculated as a percentage of a reinsurance premium as stipulated in the reinsurance contracts with our clients and reinsurers. We recognize brokerage services revenue on the later of the inception date or billing date of the contract. In addition, we hold cash needed to settle amounts due reinsurers or reinsureds, net of any commissions due to us, pending remittance to the ultimate recipient. We are permitted to invest these funds in high quality liquid instruments.

Revenue recognized in excess of billings is recorded as unbilled accounts receivable. Cash collections and invoices generated in excess of revenue recognized are recorded as deferred revenue until the revenue recognition criteria are met. Client reimbursable expenses, including those relating to travel, other out-of-pocket expenses and any third-party costs, are included in revenue, and an equivalent amount of reimbursable expenses are included in professional and subcontracted services as a cost of revenue.

Valuation of Billed and Unbilled Receivables from Clients

We maintain allowances for doubtful accounts to reflect estimated losses resulting from the clients’ failure to pay for the services after the services have been rendered, including allowances when customer disputes may exist. The related provision is recorded as a reduction to revenue. Our allowance policy is based on the aging of the billed and unbilled client receivables and has been developed based on the write-off history. Facts and circumstances such as the average length of time the receivables are past due, general market conditions, current economic trends and our clients’ ability to pay may cause fluctuations in our valuation of billed and unbilled receivables.

Discretionary Compensation

Our compensation program includes a discretionary bonus that is determined by management and has historically been paid once per fiscal year in the form of cash and/or deferred stock units after our annual operating results are finalized. As a result of the Merger, interim bonuses were paid in March 2010 relating to the period ended December 31, 2009 and are expected to be paid in September 2010 relating to the six-month period ended June 30, 2010, after which time bonuses are expected to be paid annually each September.

An estimated annual bonus amount is initially developed at the beginning of each fiscal year in conjunction with our budgeting process. Estimated annual operating performance is reviewed quarterly and the discretionary annual bonus amount is then adjusted, if necessary, by management to reflect changes in the forecast of pre-bonus profitability for the year.

Income Taxes

We account for income taxes in accordance with Accounting Standards Codification (“ASC”) 740, Income Taxes, which prescribes the use of the asset and liability approach to the recognition of deferred tax assets and liabilities related to the expected future tax consequences of events that have been recognized in our financial statements or income tax returns. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Valuation allowances are established, when necessary, to reduce deferred tax assets when it is more likely than not that a portion or all of a given deferred tax asset will not be realized. In accordance with ASC 740, income tax expense includes (i) deferred tax expense, which generally represents the net change in the deferred tax asset or liability balance during the year plus any change in valuation allowances and (ii) current tax expense, which represents the amount of tax currently payable to or receivable from a taxing authority plus amounts accrued for expected tax contingencies (including both tax and interest). ASC 740 prescribes a recognition threshold of more-likely-than-not, and a measurement attribute for all tax positions taken or expected to be taken on a tax return, in order for those positions to be recognized in the financial statements. We continually review tax laws, regulations and related guidance in order to properly record any uncertain tax positions. We adjust these reserves in light of changing facts and circumstances, such as the outcome of tax audits. The provision for income taxes includes the impact of reserve provisions and changes to reserves that are considered appropriate.

Pension Assumptions

We sponsor both qualified and non-qualified defined benefit pension plans and other post-employment benefit or “OPEB” plans in North America and Europe. These plans represent 98 percent of our total pension obligations. We also sponsor funded and unfunded defined benefit pension plans in certain other countries representing the remaining 2 percent of the liability.

Under the legacy Watson Wyatt plans in North America, benefits are based on the number of years of service and the associate’s compensation during the five highest paid consecutive years of service. The non-qualified plan, included only in North America, provides for pension benefits that would be covered under the qualified plan but are limited by the Internal Revenue Code. The non-qualified plan has no assets and therefore is an unfunded arrangement. Beginning January 2008, Watson Wyatt made changes to the plan in the United Kingdom related to years of service used in calculating benefits for associates. Benefits earned prior to January 2008 are based on the number of years of service and the associate’s compensation during the three years before leaving the plan and benefits earned after January 2008 are based on the number of years of service and the associate’s average compensation during the associate’s term of service since that date. The plan liabilities in Germany were a result of Watson Wyatt’s acquisition of Heissmann GmbH in 2007. A significant percentage of the liabilities represent the grandfathered pension benefit for associates hired prior to a July 1991 plan amendment. The pension plan for those hired after July 1991 is a defined contribution type arrangement. In the Netherlands, the pension benefit is a percentage of service and average salary over the working life of the associate, where salary includes allowances and bonuses up to a set maximum salary and is offset by the current social security benefit. The benefit liability is reflected on the balance sheet. The measurement date for each of the plans is June 30.

The legacy Towers Perrin pension plans in the United States accrue benefits under a cash-balance formula for associates hired or rehired after 2002 and for all associates for service after 2007. For associates hired prior to 2003 and active as of January 2003, benefits prior to 2008 are based on a combination of a cash balance formula, for the period after 2002, and a final average pay formula based on years of plan service and the highest five consecutive years of plan compensation prior to 2008. Under the cash balance formula benefits are based on a percentage of each year of the associate’s plan compensation. The Canadian Retirement Plan provides a choice of a defined benefit approach or a defined contribution approach. The non-qualified plans in North America provide for pension benefits that would be covered under the qualified plan in the respective country but are limited by statutory maximums. The non-qualified plans have no assets and therefore are unfunded arrangements. The U.K. Plan provides predominantly lump sum benefits. Benefit accruals under the U.K. Plan ceased on March 31, 2008. The plans in Germany mostly provide benefits under a cash balance benefit formula. Benefits under the Netherlands plan accrue on a final pay basis on earnings up to a maximum amount each year. The benefit assets and liabilities are reflected on the balance sheet. The measurement date for each of the plans has historically been December 31, but has been changed to June 30 as a result of the Merger.

The determination of our pension benefit obligations and related benefit expense under the plans is based on a number of assumptions that, given the longevity of the plans, are long-term in focus. A change in one or a combination of these assumptions could have a material impact on our pension benefit obligation and related expense. For this reason, management employs a long-term view so that assumptions do not change frequently in response to short-term volatility in the economy. Any difference between actual and assumed results is amortized into our pension expense over the average remaining service period of participating associates. We consider several factors prior to the start of each fiscal year when determining the appropriate annual assumptions, including economic forecasts, relevant benchmarks, historical trends, portfolio composition and peer comparisons.

Assumptions Used in the Valuations of the Defined Benefit Pension Plans

The following assumptions were used in the valuations of Towers Watson’s defined benefit pension plans. The assumptions presented for the North American plans represent the weighted-average of rates for all U.S. and Canadian plans. The assumptions presented for Towers Watson’s European plans represent the weighted-average of rates for the U.K., Germany and Netherlands plans. In relation to the acquisition of Towers Perrin on January 1, 2010, the legacy plans of Towers Perrin have been included in the assumptions as of and for the year ended June 30, 2010. The assumptions as of and for the years ended June 30, 2009 and 2008 represent only the legacy Watson Wyatt plans.

The assumptions used to determine net periodic benefit cost for the fiscal years ended June 30, 2010, 2009 and 2008 were as follows:

	Year Ended June 30, 2010		Year Ended June 30, 2009		Year Ended June 30, 2008
	North America	Europe	North America	Europe	North America	Europe
Discount rate	6.43%	6.03%	6.91%	6.47%	6.25%	5.72%
Expected long-term rate of return on assets	8.11%	6.48%	8.61%	6.53%	8.61%	6.74%
Rate of increase in compensation levels	3.93%	5.09%	4.08%	5.36%	3.84%	4.73%

The following table presents the assumptions used in the valuation to determine the projected benefit obligation for the fiscal years ended June 30, 2010 and 2009:

	June 30, 2010		June 30, 2009
	North America	Europe	North America	Europe
Discount rate	5.86%	5.25%	7.21%	6.29%
Rate of increase in compensation levels	3.88%	3.88%	3.29%	5.15%

Towers Watson’s discount rate assumptions were determined by matching expected future pension benefit payments with current AA corporate bond yields from the respective countries for the same periods. In the United States, specific bonds were selected to match plan cash flows. In Canada, yields were taken from a corporate bond yield curve. In Europe, the discount rate was set based on yields on European AA corporate bonds at the measurement date.

The expected rates of return assumptions at 8.11 percent and 6.48 percent per annum for North America and Europe, respectively, were supported by an analysis performed by Towers Watson of the weighted-average yield expected to be achieved with the anticipated makeup of investments.

The following information illustrates the sensitivity to a change in certain assumptions for the North American pension plans for fiscal year 2011:

Change in Assumption	Effect on FY 2011 Pre-Tax Pension Expense
25 basis point decrease in discount rate	+$	3.0 million
25 basis point increase in discount rate	-$	2.9 million
25 basis point decrease in expected return on assets	+$	2.8 million
25 basis point increase in expected return on assets	-$	2.8 million

The above sensitivities reflect the impact of changing one assumption at a time. Economic factors and conditions often affect multiple assumptions simultaneously and the effects of changes in key assumptions are not necessarily linear.

The following information illustrates the sensitivity to a change in certain assumptions for the Europe pension plans for fiscal year 2011:

Change in Assumption	Effect on FY 2011 Pre-Tax Pension Expense
25 basis point decrease in discount rate	+$	2.7 million
25 basis point increase in discount rate	-$	2.6 million
25 basis point decrease in expected return on assets	+$	1.0 million
25 basis point increase in expected return on assets	-$	1.0 million

The sensitivities reflect the effect of assumption changes occurring after purchase accounting has been applied. The differences in the discount rate and compensation level assumption used for the North American and European plans above can be attributed to the differing interest rate environments associated with the currencies and economies to which the plans are subject. The differences in the expected return on assets are primarily driven by the respective asset allocation in each plan, coupled with the return expectations for assets in the respective currencies.

Incurred But Not Reported Claims

We use actuarial assumptions to estimate and record a liability for incurred but not reported (“IBNR”) professional liability claims. Our estimated IBNR liability is based on long-term trends and averages, and considers a number of factors, including changes in claim reporting patterns, claim settlement patterns, judicial decisions, and legislation and economic decisions, but excludes the effect of claims data for large cases due to the insufficiency of actual experience with such cases. Our estimated IBNR liability will fluctuate if claims experience changes over time.

Goodwill and Intangible Assets

In applying the purchase method of accounting for business combinations, amounts assigned to identifiable assets and liabilities acquired were based on estimated fair values as of the date of the acquisitions, with the remainder recorded as goodwill. Intangible assets are initially valued at fair market value using generally accepted valuation methods appropriate for the type of intangible asset. Intangible assets with definite lives are amortized over their estimated useful lives and are reviewed for impairment if indicators of impairment arise. Intangible assets with indefinite lives are tested for impairment annually as of June 30. The fair value of the intangible assets is compared with their carrying value and an impairment loss would be recognized for the amount by which the carrying amount exceeds the fair value. Goodwill is tested for impairment annually as of June 30, and whenever indicators of impairment exist.

The evaluation is a two-step process whereby the fair value of the reporting unit is compared with its carrying amount, including goodwill. In estimating the fair value of a reporting unit, we used valuation techniques that fall under income or market approaches. Under the discounted cash flow method, an income approach, the business enterprise value is determined by discounting to present value the terminal value which is calculated using debt-free after-tax cash flows for a finite period of years. Key estimates in this approach are internal financial projection estimates prepared by management, business risk, and expected rate of return on capital. The guideline company method, a market approach, develops valuation multiples by comparing our reporting units to similar publicly traded companies. Key estimates and selection of valuation multiples rely on the selection of similar companies, obtaining estimates of forecasted revenue and EBITDA estimates for the similar companies and selection of valuation multiples as they apply to the reporting unit characteristics. Under the similar transactions method, a market approach, actual transaction prices and operating data from companies deemed reasonably similar to the reporting units is used to develop valuation multiples as an indication of how much a knowledgeable investor in the marketplace would be willing to pay for the business units. As the fair value of our reporting units exceeds their carrying value, we do not perform step two to determine the impairment loss. In the event that a reporting unit’s carrying value exceeded its fair value, we would determine the implied fair value of the reporting unit used in step one to all the assets and liabilities of that reporting unit (including any recognized or unrecognized intangible assets) as if the reporting unit had been acquired in a business combination. Then the implied fair value of goodwill would be compared to the carrying amount of goodwill to determine if goodwill is impaired. For the fiscal year ended June 30, 2010, we did not record any impairment losses of goodwill or intangibles.

Results of Operations

Watson Wyatt is the accounting predecessor in the Merger; as such, the historical results of Watson Wyatt have become those of Towers Watson and are presented herein as historical results. The consolidated statement of operations of Towers Watson for the fiscal year ended June 30, 2010 includes the results of Towers Perrin’s operations beginning January 1, 2010. The consolidated statement of operations of Towers Watson for the fiscal years ended June 30, 2009 and 2008 include only the financial results of Watson Wyatt.

In addition to the historical analysis of results of operations, we have prepared unaudited supplemental pro forma results of operations for the fiscal years ended 2010 and 2009 as if the Merger had occurred at the beginning of the periods presented and analysis of the pro forma results of operations by line item. The pro forma analysis is prepared and presented to aid in explaining the results of operations of the merged Towers Watson.

As a result of the Merger, Towers Watson aligned and grouped general and administrative accounts using a natural account methodology. The accounting predecessor, Watson Wyatt, allocated certain support service charges to general and administrative expenses from specific offices, teams and accounts. The results of operations for the fiscal years ended June 30, 2010, 2009 and 2008 have been retrospectively realigned to the new general and administrative expense methodology.

Historical Results of Operations

The table below sets forth our consolidated statement of operations, on a historical basis, and data as a percentage of revenue for the periods indicated.

Consolidated Statements of Operations

(Thousands of U.S. dollars)

	Year Ended June 30,
	2010		2009		2008

Revenue	$2,387,829	100%	$1,676,029	100%	$1,760,055	100%

Costs of providing services:
Salaries and employee benefits	1,540,417	65%	1,029,299	61%	1,052,992	60%
Professional and subcontracted services	163,848	7	119,323	7	138,983	8
Occupancy	109,454	5	72,566	4	83,255	5
General and administrative expenses	220,937	9	172,010	10	185,624	11
Depreciation and amortization	101,084	4	73,448	4	72,428	4
Transaction and integration expenses	87,644	4	—	—	—	—

	2,223,384	93	1,466,646	88	1,533,282	87

Income from operations	164,445	7	209,383	12	226,773	13

(Loss)/income from affiliates	(1,274)	—	8,350	—	2,325	—
Interest income	2,950	—	2,022	—	5,584	—
Interest expense	(7,508)	—	(2,778)	—	(5,977)	—
Other non-operating income	11,304	—	4,926	—	464	—

Income before income taxes	169,917	7	221,903	13	229,169	13
Provision for income taxes	50,907	2	75,276	4	73,470	4

Net income before non-controlling interests	119,010	5	146,627	9	155,699	9
Net (loss)/income attributable to non-controlling interests	(1,587)	—	169	—	258	—

Net income attributable to controlling interests	$120,597	5%	$146,458	9%	$155,441	9%

Historical Results of Operations for the Fiscal Year Ended June 30, 2010 Compared to Fiscal Year Ended June 30, 2009

Revenue for the fiscal year ended June 30, 2010 was $2.4 billion, an increase of $711.8 million, or 42 percent, compared to $1.7 billion for the fiscal year ended June 30, 2009. The increase was primarily a result of the Merger and combination of Towers Perrin’s and Watson Wyatt’s operations as of January 1, 2010. Net income attributable to controlling interests for the fiscal year ended June 30, 2010 was $120.6 million, a decrease of $25.9 million, or 18 percent, compared to $146.5 million for the fiscal year ended June 30, 2009. The decrease was primarily due to transaction and integration expenses of $87.6 million incurred in connection with the Merger during fiscal year ended June 30, 2010.

Salaries and employee benefits was 65 percent of revenue for the fiscal year ended June 30, 2010, an increase of 4 percent from 61 percent of revenue for the fiscal year ended June 30, 2009. This increase is the result of stock-based compensation of $54.7 million recorded in the second half of fiscal 2010, which consisted of $48.0 million related to the vesting of Restricted A shares issued to Towers Perrin employees in the Merger and $4.6 million related to the vesting of the unamortized fair value of Watson Wyatt stock options and deferred stock units outstanding at the time of the Merger. The remaining increase is the result of higher salaries and employee benefits as a percentage of revenue for Towers Perrin. There were no other significant increases or decreases of more than one percent comparing the statements of operations line items as a percent of revenue period over period for the fiscal years ended June 30, 2010 and 2009.

Provision for income taxes for the fiscal year ended June 30, 2010 was $50.9 million, compared to $75.3 million for the fiscal year ended June 30, 2009. The effective tax rate for the year was 30.0 percent for the fiscal year ended June 30, 2010 and 33.9 percent for the fiscal year ended June 30, 2009. The provision for income taxes for fiscal year 2010 includes a deferred tax charge for $10.6 million due to the enactment of the Patient Protection and Affordable Care Act and U.S. Health Care and Education Reconciliation Act of 2010. We also released a net valuation allowance of $27.6 million for U.S. foreign tax credits. We believe that it is more likely than not that these foreign tax credits will be realized within the carryforward period as a result of generating future sources of foreign income. Moreover, we released $3.6 million of reserves related to its uncertain tax positions as a result of expiring statutes of limitations and effectively settled tax positions following the examination of our 2007 and 2008 U.S. federal corporate income tax returns.

Net income attributable to controlling interests.

Net income attributable to controlling interests for the fiscal year ended June 30, 2010 was $120.6 million inclusive of the amortization of deal-related intangible assets, deductible and non-deductible transaction and integration expenses including severance, stock-based compensation related to Restricted Class A shares (recorded in salaries and employee benefits), loss of the Medicare Part D subsidy and other Merger-related tax items, compared to net income attributable to controlling interests of $146.5 million for the fiscal year ended June 30, 2009.

Earnings per share.

Diluted earnings per share for the fiscal year ended June 30, 2010 was $2.03, compared to $3.42 for the fiscal year ended June 30, 2009.

Non-U.S. GAAP Measures

Diluted earnings per share exclusive of the amortization of intangible assets, deductible and non-deductible transaction and integration expenses including severance, gain on sale of investment, stock-based compensation related to Restricted Class A shares (recorded in salaries and employee benefits), loss of the Medicare Part D subsidy and other Merger-related tax items (“adjusted diluted earnings per share”), resulted in adjusted diluted earnings per share, a non-generally accepted accounting principle in the U.S. (“non-U.S. GAAP measure”), for the fiscal year ended June 30, 2010 of $3.69.

We use EBITDA, Adjusted EBITDA, Adjusted Net Income Attributable to Controlling Interests and Adjusted Diluted Earnings Per Share, non-U.S. GAAP measures, to evaluate our financial performance and separately evaluate our performance of the transaction and integration activities as well as changes in tax law. We believe these measures are useful in evaluating our results of operations and in providing a baseline for the evaluation of future operating results. We define EBITDA as net income before non-controlling interests adjusted for provision for income taxes, interest, net and depreciation and amortization. Reconciliation of EBITDA and Adjusted EBITDA to net income before non-controlling interests, Adjusted Net Income Attributable to Controlling Interests to net income attributable to controlling interests and Adjusted Diluted Earnings Per Share to diluted earnings per share are included in the tables below. These non-U.S. GAAP measures are not defined in the same manner by all companies and may not be comparable to other similarly titled measures of other companies.

Non-U.S. GAAP measures should be considered in addition to, and not as a substitute for, the information contained within our financial statements.

	Year Ended June 30,
	2010	2009	2008
	(In thousands)
Reconciliation of EBITDA and Adjusted EBITDA to net income before non-controlling interests:
Net income before non-controlling interests	$119,010	$146,627	$155,699
Provision for income taxes	50,907	75,276	73,470
Interest, net	4,558	756	393
Depreciation and amortization	101,084	73,448	72,428

EBITDA	275,559	296,107	301,990

Transaction and integration expenses	87,644	—	—
Stock-based compensation (a)	48,006	—	—
Other non-operating income (b)	(10,030)	(13,276)	(2,789)

Adjusted EBITDA	$401,179	$282,831	$299,201

(a)	Stock-based compensation awarded to former Towers Perrin employees in connection with the Merger is included in salaries and employee benefits expense.

(b)	Other non-operating income includes (income)/loss from affiliates, and other non-operating income.

A reconciliation of net income attributable to controlling interests, as reported under generally accepted accounting principles, to adjusted net income attributable to controlling interests, and of diluted earnings per share as reported under generally accepted accounting principles to adjusted diluted earnings per share is as follows:

Year Ended June 30, 2010
(In thousands, except share and per share amounts)
Net Income Attributable to Controlling Interests	$120,597
Adjusted for expenses as a result of the Merger (c):
Amortization of intangible assets	21,020
Transaction and integration expenses including severance	58,214
Gain on sale of investment	(5,760)
Stock-based compensation from Restricted Class A Shares	31,636
Other Merger-related tax items	(17,013)
Loss of Medicare Part D subsidy	10,598

Adjusted Net Income Attributable to Controlling Interests	$219,292

Weighted Average Shares of Common Stock—Diluted (000)	59,372

Earnings Per Share—Diluted, As Reported	$2.03

Adjusted for expenses as a result of the Merger:
Amortization of intangible assets	0.36
Transaction and integration expenses including severance	0.98
Gain on sale of investment	(0.10)
Stock-based compensation from Restricted Class A Shares	0.53
Other Merger-related tax items	(0.29)
Loss of Medicare Part D subsidy	0.18

Adjusted Earnings Per Share—Diluted	$3.69

(c)	The expenses that are adjusted as a result of the Merger for the year ended June 30, 2010 are net of tax. In calculating the net of tax amounts, the effective tax rate for amortization of intangible assets is 32.8 percent, transaction and integration expenses including severance is 35.1 percent and stock-based compensation from Restricted Class A shares is 34.1 percent. The $10.6 million related to the loss of Medicare Part D subsidy and $17.0 million of other Merger-related tax items are items included in the consolidated statement of operations under provision for income taxes.

Historical Results of Operations for the Fiscal Year Ended June 30, 2009 Compared to Fiscal Year Ended June 30, 2008

Revenue

Revenue for fiscal year ended June 30, 2009 was $1.68 billion, a decrease of $84.0 million, or 5 percent, from $1.76 billion in fiscal year 2008. On a constant currency basis, revenue increased 3 percent over fiscal year ended June 30, 2008.

The average exchange rate used to translate our revenue earned in British pounds sterling decreased to 1.6323 for fiscal year 2009 from 2.0114 for fiscal year 2008, and the average exchange rate used to translate our revenue earned in Euros decreased to 1.3816 for fiscal year 2009 from 1.4736 for fiscal year 2008. The impact of the depreciation of the British pound sterling and the Euro was a $115 million decrease in revenue in fiscal year 2009 as compared to fiscal year 2008. Changes in the value of other foreign currencies relative to the U.S. dollar resulted in an additional $16 million decrease in revenue in fiscal year 2009 as compared to fiscal year 2008.

The changes in our segment revenue for fiscal year 2009 as compared to fiscal year 2008 are as follows. Constant currency is calculated by translating prior year revenue at the current year average exchange rate.

•

Benefits revenue decreased $33.3 million, or 3 percent, compared with fiscal year 2008 due to the strengthening of the U.S. dollar. On a constant currency basis, revenue increased 4 percent over fiscal year 2008 due to increased demand for our services.

•

Technology and Administration Solutions revenue increased $5.1 million, or 3 percent, compared with fiscal year 2008, due to increases in both North America and Europe. On a constant currency basis, Technology and Administration Solutions revenue increased 12 percent over fiscal year 2008. In Europe, revenue increased primarily as a result of new clients. In North America, revenue increased due to additional project work at existing clients as well as to an increase in the number of projects in on-going service delivery.

•

Human Capital Group revenue decreased $23.2 million, or 12 percent, compared with fiscal year 2008. On a constant currency basis, revenue decreased 8 percent over fiscal year 2008 due to decreases in demand for compensation, data and organizational effectiveness services.

•

Investment Consulting revenue decreased $8.4 million, or 5 percent, compared with fiscal year 2008. On a constant currency basis, revenue increased 11 percent over fiscal year 2008 due primarily to increased demand for investment strategy advice and implemented consulting services.

•

Insurance and Financial Services revenue decreased $1.4 million, or 1 percent, compared with fiscal year 2008. On a constant currency basis, revenue increased 12 percent over fiscal year 2008 due primarily to additional project work.

Salaries and Employee Benefits

Salaries and employee benefits expenses was $1.0 billion for fiscal year 2009 and 2008. On a constant currency basis, salaries and employee benefits increased primarily as a result of increases in pension expense and base salary. Salaries and employee benefits also includes $12.5 million of severance expense due to cost containment measures in response to economic conditions in fiscal year 2009. As a percentage of revenue, salaries and employee benefits increased to 61 percent from 60 percent.

Professional and Subcontracted Services

Professional and subcontracted services used in consulting operations for fiscal year 2009 were $119.3 million, compared to $139.0 million for fiscal year 2008, a decrease of $19.7 million, or 14 percent. The decrease results primarily from the change in the average exchange rates used to translate our expenses incurred in British pounds sterling and the Euro. As a percentage of revenue, professional and subcontracted services decreased from 8 percent to 7 percent for the fiscal year 2009 compared to fiscal year 2008.

Occupancy

Occupancy for fiscal year 2009 was $72.6 million, compared to $83.3 million for fiscal year 2008, a decrease of $10.7 million, or 13 percent. The decrease results primarily from the change in the average exchange rates used to translate our expenses incurred in British pounds sterling and the Euro. As a percentage of revenue, occupancy decreased to 5 percent from 4 percent for the fiscal year 2009 compared to fiscal year 2008.

General and Administrative Expenses

General and administrative expenses were $172.0 million for fiscal year 2009, compared to $185.6 million for fiscal year 2008, a decrease of $13.6 million, or 7 percent. On a constant currency basis, general and administrative expenses decreased due to our cost containment efforts, principally in the areas of travel, rent, telephone, promotion and office supplies. As a percentage of revenue, general and administrative expenses decreased from 11 percent to 10 percent for the fiscal year 2009 compared to 2008.

Depreciation and Amortization

Depreciation and amortization for fiscal year 2009 was $73.4 million, compared to $72.4 million for fiscal year 2008, an increase of $1.0 million, or 1 percent. On a constant currency basis, depreciation and amortization increased principally due to increases in depreciation of internally developed software used to support our Benefits and Technology and Administration Solutions Groups as well as depreciation on capital assets. As a percentage of revenue, depreciation and amortization for fiscal years 2009 and 2008 was 4 percent.

Income From Affiliates

Income from affiliates for the fiscal year 2009 was $8.4 million compared to $2.3 million for fiscal year 2008, an increase of $6.0 million. These amounts reflect our portion of PCIC’s, Fifth Quadrant’s, Dubai’s and IFA’s operating results for fiscal year 2009, while the fiscal year 2008 only included our share of PCIC’s operating results. In addition, our share of PCIC’s operating results in fiscal year 2009 reflected favorable claim experience in comparison with fiscal year 2008.

Interest Income

Interest income was $2.0 million for fiscal year 2009, a decrease of $3.6 million from $5.6 million during fiscal year 2008. The decrease is mainly due to a lower average cash balance in the current period compared to the prior period, combined with lower short-term interest rates in the United States and Europe.

Interest Expense

Interest expense was $2.8 million for fiscal year 2009, a decrease of $3.2 million from $6.0 million during fiscal year 2008. The decrease is due to a lower average debt balance as well as a decrease in the average interest rate in the current year. The higher average debt balance in fiscal year 2008 was the result of borrowings required for the Heissmann acquisition in July 2007.

Other Non-Operating Income

Other non-operating income was $4.9 million for fiscal year 2009, an increase of $4.5 million from $0.5 million during fiscal year 2008. The increase was mainly due to the receipt of contingent payments associated with divestiture of multi-employer business in 2008.

Income before Income Taxes

Income before income taxes for fiscal year 2009 was $221.9 million, a decrease of $7.3 million, or 3 percent, from $229.2 million for fiscal year 2008. As a percentage of revenue, income before income taxes for fiscal years 2009 and 2008 was 13 percent.

Provision for Income Taxes

Provision for income taxes for fiscal year 2009 was $75.3 million, compared to $73.5 million for fiscal year 2008. Our effective tax rate was 33.9 percent for fiscal year 2009 and 32.1 percent for fiscal year 2008. The tax rate increase is due to the geographic mix of income and true ups of the annual tax provision. We have not provided U.S. deferred taxes on cumulative earnings of foreign subsidiaries that have been reinvested indefinitely. We record a tax benefit on foreign net operating loss carryovers and foreign deferred expenses only if it is more likely than not that a benefit will be realized.

Net Income Before Non-Controlling Interests

Net income before non-controlling interests for fiscal year 2009 was $146.6 million, a decrease of $9.1 million, or 6 percent, from $155.7 million for fiscal year 2008. As a percentage of revenue, net income for fiscal year 2009 and 2008 was 9 percent.

Net Income Attributable to Controlling Interests

Net income attributable to controlling interests for fiscal year 2009 was $146.5 million, a decrease of $9.0 million, or 6 percent, from $155.4 million for fiscal year 2008. As a percentage of revenue, net income for fiscal year 2009 and 2008 was 9 percent.

Diluted Earnings Per Share

Diluted earnings per share was $3.42 for fiscal year 2009, compared to $3.50 for fiscal year 2008.

UNAUDITED SUPPLEMENTAL PRO FORMA CONDENSED COMBINED

STATEMENTS OF OPERATIONS

The following unaudited supplemental pro forma combined statements of operations have been provided to present illustrative combined unaudited statements of operations for the fiscal years ended June 30, 2010 and 2009, giving effect to the business combination as if it had been completed on July 1, 2009 and 2008, respectively. The pro forma condensed combined statement of operations for the fiscal year ended June 30, 2009 combines Watson Wyatt’s historical audited consolidated statement of operations for the fiscal year ended June 30, 2009 with Towers Perrin’s historical unaudited consolidated statement of operations for the twelve months ended June 30, 2009. The pro forma condensed consolidated statement of operations for the fiscal year ended June 30, 2010 combines Towers Watson’s historical unaudited consolidated statement of operations for the six months ended June 30, 2010 with Watson Wyatt’s and Towers Perrin’s historical unaudited consolidated statements of operations for the six months ended December 31, 2009. Watson Wyatt’s fiscal year ended on June 30 while Towers Perrin’s fiscal year ended on December 31. Towers Perrin’s financial information has been recast to conform to Watson Wyatt’s fiscal year end. Towers Perrin’s historical statement of operations for the twelve months ended June 30, 2009 was derived by subtracting (1) Towers Perrin’s unaudited consolidated statement of operations for the six months ended June 30, 2008 from (2) Towers Perrin’s audited consolidated statement of operations for the twelve months ended December 31, 2008, and adding (3) Towers Perrin’s unaudited consolidated statement of operations for the six months ended June 30, 2009. Towers Perrin’s historical unaudited consolidated statement of operations for the six months ended December 31, 2009 was derived by subtracting Towers Perrin’s unaudited consolidated statement of operations for the six months ended June 30, 2009 from Towers Perrin’s audited consolidated statement of operations for the year ended December 31, 2009. The unaudited pro forma condensed combined financial statements should be read together with the respective historical financial statements and related notes of Towers Perrin and Watson Wyatt.

The unaudited pro forma condensed combined statements of operations give effect to the Merger including:

•	related Merger consideration;

•	adjustments made to record the assets and liabilities of Towers Perrin at their estimated fair values;

•	reclassifications made to conform Towers Perrin’s and Watson Wyatt’s historical financial statement presentation to Towers Watson’s; and

•	the consolidation of Professional Consultants Insurance Company, Inc., which we refer to as “PCIC.”

Towers Perrin was a private, employee-owned corporation. As a result, Towers Perrin’s historical unaudited consolidated statement of operations for the twelve months ended June 30, 2009 does not reflect the level of net income that Towers Perrin is expected to contribute to Towers Watson, as a public company. Further, the revenue growth that we expect Towers Watson to achieve from strengthening core services and expanding the existing portfolio of services is not reflected in the unaudited pro forma condensed combined financial statements.

The unaudited pro forma condensed combined statements of operations do not reflect certain financial targets relating to the Merger, such as our targeted synergy cost savings, reductions in compensation and benefits expense resulting from the retirement of Class R participants, and a further targeted reduction in compensation expense resulting from the elimination of the principal bonus payments historically paid to legacy Towers Perrin Principals.

Pro forma earnings per share reflect the impact of significant non-cash and non-recurring expenses resulting from the Merger, including compensation expense incurred as a result of the issuance of Towers Watson Restricted Class A Common Stock to Towers Perrin restricted stock unit (“RSU”) holders and the incremental amortization of acquired intangible assets.

As of the date of this prospectus, the initial accounting for this business combination is not yet complete. In particular, we are currently performing an assessment of the key internally developed and developed technology software for internal use and for sale acquired from Towers Perrin. The assessment will involve decisions regarding duplicate, overlapping systems or preferred technology of the two legacy companies, which could lead to a decision to cease use of a system. In addition, the fair value of fixed assets is currently being evaluated. Although we do not anticipate any significant adjustments, to the extent that the estimates used need to be refined, we will do so upon making that determination but not later than one year from the business combination date.

The following unaudited pro forma condensed combined statements of operations are provided for informational purposes only. They do not purport to represent what Towers Watson’s results of operations would have been had the Merger been completed as of the date indicated and do not purport to be indicative of the results of operations that Towers Watson may achieve in the future.

Unaudited Supplemental Pro Forma Combined Statement of Operations

Year Ended June 30, 2010

	Year Ended June 30, 2010	Six Months Ended December 31, 2009		Year Ended June 30, 2010
	As Reported	Historical		Pro Forma Adjustments		As Adjusted
	Towers Watson	Towers Perrin	PCIC
	(In thousands, except share and per share data)
Revenue	$2,387,829	$798,131	$12,750	$(9,404)	H	$3,180,916
				(8,390)	K

Costs of providing services:
Salaries and employee benefits	1,540,417	558,855	107	46,832	B	2,146,211
Professional and subcontracted services	163,848	79,421	483			243,752
Occupancy	109,454	35,406	—	1,835	A	146,695
General and administrative expenses	220,937	40,351	16,924	(9,404)	H	268,808
Depreciation and amortization	101,084	19,007	—	11,508	A	131,599
Transaction and integration expenses	87,644	15,734	—	(103,378)	E	—

	2,223,384	748,774	17,514	(52,607)		2,937,065

Income (loss) from operations	164,445	49,357	(4,764)	34,813		243,851

Loss from affiliates	(1,274)	(164)	—	353	J	(1,085)
Interest income	2,950	530	1,517	(266)	C	4,731
Interest expense	(7,508)	(1,536)	—	(2,000)	D	(11,991)
				(947)	G
Other non-operating income	11,304	5,281	—			16,585

Income before income taxes	169,917	53,468	(3,247)	31,953		252,091

Provision for income taxes	50,907	9,779	(1,187)	8,419	F	67,918

Net income (loss) before non-controlling interest	$119,010	$43,689	$(2,060)	$23,534		$184,173
Net loss attributable to non-controlling interests	$(1,587)	$—	$—	$(559)	I	$(2,146)

Net income (loss) attributable to controlling interests	$120,597	$43,689	$(2,060)	$24,093		$186,319

Earnings per share:
Net income attributable to controlling interests—basic	$2.04				L	$3.14

Net income attributable to controlling interests—diluted	$2.03				L	$3.14

Weighted average shares of common stock, basic (000)	59,257				L	59,257

Weighted average shares of common stock, diluted (000)	59,372				L	59,372

Unaudited Supplemental Pro Forma Combined Statement of Operations

Year Ended June 30, 2009

	Historical			Pro Forma Adjustments
	Watson Wyatt	Towers Perrin	PCIC			As Adjusted
	(In thousands, except share and per share data)
Revenue	$1,676,029	$1,586,299	$39,873	$(27,804)	H	$3,251,323
				(23,074)	K

Costs of providing services:
Salaries and employee benefits	1,029,299	1,107,619	147	99,397	B	2,236,462
Professional and subcontracted services	119,323	172,825	1,144			293,292
Occupancy	72,566	68,157	—	3,669	A	144,392
General and administrative expenses	172,010	200,047	19,226	(27,804)	H	352,109
				(11,370)	E
Depreciation and amortization	73,448	38,758	—	24,308	A	136,514
Transaction and integration expenses	—	—	—	—	E	—

	1,466,646	1,587,406	20,517	88,200		3,162,769

Income (loss) from operations	209,383	(1,107)	19,356	(139,078)		88,554

Income from affiliates	8,350	5,257	—	(13,313)	J	294
Interest income	2,022	4,708	4,924	(3,087)	C	8,567
Interest expense	(2,778)	(3,489)	—	(4,000)	D	(12,160)
				(1,893)	G
Other non-operating income	4,926	14,884	—	—		19,810

Income before income taxes	221,903	20,253	24,280	(161,371)		105,065

Provision for income taxes	75,276	40,223	8,268	(63,251)	F	60,516

Net income (loss) before non-controlling interests	$146,627	$(19,970)	$16,012	$(98,120)		$44,549
Net income attributable to non-controlling interests	$169	$—	$—	$4,346	I	$4,515

Net income (loss) attributable to controlling interests	$146,458	$(19,970)	$16,012	$(102,466)		$40,034

Earnings per share:
Net income attributable to controlling interests—basic	$3.43				L	$0.68

Net income attributable to controlling interests—diluted	$3.42				L	$0.67

Weighted average shares of common stock, basic (000)	42,690				L	59,257

Weighted average shares of common stock, diluted (000)	42,861				L	59,372

Pro Forma Adjustments

The pro forma adjustments reflected in the unaudited supplemental pro forma condensed combined financial information are as follows:

A)	Reflects estimated amortization of Towers Perrin’s acquired intangible assets on an accelerated amortization basis over their estimated useful lives. Customer-related intangible assets are amortized over a 12-year estimated life and developed technology intangible assets are amortized over a weighted-average four-year estimated life. The trademark and trade names intangible asset has an indefinite life. Also reflects one year of an adjustment to rent expense to approximate fair value.

B)	Reflects non-cash compensation expense in connection with the issuance of Towers Watson Restricted Class A Common Stock to Towers Perrin RSU holders in the Merger and $4.6 million of Class A Common Stock issued pursuant to the acceleration of vesting of Watson Wyatt’s outstanding stock options and RSU awards due to change-in-control provisions. The graded method of expense methodology assumes that the restricted shares are issued to Towers Perrin RSU holders in equal amounts of shares that vest over one year, two years and three years. The current estimate of total non-cash compensation expense relating to Towers Watson Restricted Class A Common Stock for the three-year period is $158.2 million. This estimate was determined assuming a 10 percent annual forfeiture rate based on actual and expected attrition.

C)	Reflects interest income forgone as a result of the cash consideration of $200 million paid to Towers Perrin Class R Participants in conjunction with the redemption of Towers Watson Class R Common Stock.

D)	Reflects interest accrued on $200 million principal amount of Towers Watson Notes issued to Towers Perrin Class R Participants. Interest on the Towers Watson Notes accrued at a 2.0 percent fixed rate per annum, compounded annually.

E)	Reflects the elimination of Merger-related transaction costs (including financial advisory, legal and valuation fees). Because transaction costs will not have a continuing impact, they are not reflected in the unaudited pro forma condensed combined statement of operations.

F)	Reflects the provision for taxes, adjustments to deferred tax asset, deferred tax liability, goodwill and retained earnings as a result of the Merger, fair value adjustments to the net assets of Towers Perrin and other acquisition accounting adjustments. On January 1, 2010, Towers Watson recorded deferred taxes and other tax adjustments as part of the accounting for the Merger, including deferred taxes of $235.7 million related to the estimated fair value adjustments for the acquired assets and liabilities. The deferred taxes have been calculated based on the U.S. and foreign statutory tax rates for jurisdictions where the fair value adjustments are estimated. A U.S. statutory rate of 39.6 percent was used, except for adjustments related to PCIC for which a 34 percent statutory rate was used since PCIC would not be included in the U.S. consolidated tax return. For purposes of determining the estimated income tax expense for the adjustments reflected in the unaudited pro forma condensed combined statement of operations, taxes were determined by applying the applicable statutory tax rate for jurisdictions where each pro forma adjustment is expected to be reported. Although not reflected in these unaudited pro forma condensed combined statements of operations, the effective tax rate of the combined company could be significantly different depending on post-acquisition activities, including repatriation decisions, the geographic mix of income, and post-Merger restructuring activities.

G)	Reflects one year of amortization of $5.7 million of bank fees associated with the Towers Watson credit facility, which will be amortized over a three-year period.

H)	Reflects the elimination of premium revenue and unearned revenues from Watson Wyatt and Towers Perrin as recorded by PCIC, as well as related expense recorded by Watson Wyatt and Towers Perrin.

I)	Reflects the 27.14 percent non-controlling interest in PCIC of the remaining minority shareholder.

J)	Reflects the elimination of Watson Wyatt’s and Towers Perrin’s earnings from PCIC as recorded under the equity method.

K)	Reflects the reduction of revenue for the acquisition fair value adjustment of historical Towers Perrin deferred revenue to reflect the unrecognized revenue relating to the amount of effort that was performed prior to the Merger that would not be subsequently earned under acquisition accounting rules.

L)	Earnings per share calculations for the year ended June 30, 2010 and 2009 are based on Towers Watson’s fully diluted shares outstanding as of June 30, 2010.

Pro Forma Financial Information for the Fiscal Year Ended June 30, 2010 Compared to the Fiscal Year Ended June 30, 2009

Revenue

Towers Watson pro forma revenue for the fiscal year ended June 30, 2010 was $3.18 billion, a decrease of $70 million, or 2 percent, from $3.25 billion for the fiscal year ended June 30, 2009.

A comparison of pro forma segment revenue for the fiscal year ended June 30, 2010 to the fiscal year ended June 30, 2009 is as follows:

•

Benefits revenue increased less than 1 percent and was $1.83 billion for the fiscal year ended June 30, 2010 compared to $1.82 billion for the fiscal year ended June 30, 2009. Health and Group Benefits and Technology and Administration Solutions practices had single digit increases year over year, which was partially offset by a less than 1 percent decrease in the Retirement practice that makes up the majority of the segment’s revenue.

•

Risk and Financial Services revenue decreased 4 percent and was $720.9 million and $750.4 million for the fiscal years ended June 30, 2010 and 2009, respectively. This decrease was a result of a decrease in revenue of the Risk Consulting and Software practice from fiscal year 2009 to fiscal year 2010, which was partially offset by increases in revenue of the Investment and Brokerage practices in fiscal year 2010 compared to fiscal year 2009.

•

Talent and Rewards revenue decreased 7 percent and was $538.8 million and $582.0 million for the fiscal years ended June 30, 2010 and 2009, respectively. This decrease was primarily the result of a decrease in revenue from the Rewards, Talent and Communication practice from fiscal year 2009 to fiscal year 2010. Executive Compensation practice also decreased slightly and was partially offset by a single digit increase in Data, Surveys and Technology revenue for fiscal year 2010 compared to fiscal year 2009.

Salaries and Employee Benefits

Salaries and employee benefits was $2.1 billion for the fiscal year ended June 30, 2010 compared to $2.2 billion for the fiscal year ended 2009. On a constant currency basis, the decrease was principally due to a decrease in base salary expense and other employee benefits expense resulting from a 7 percent reduction in headcount, as well as fiscal year 2009 Towers Perrin Principal bonuses, partially offset by an increase in discretionary compensation and pension expenses. As a percentage of revenue, salaries and employee benefits decreased to 67.5 percent for fiscal year 2010 from 68.8 percent for fiscal year 2009.

Professional and Subcontracted Services

Professional and subcontracted services used in consulting operations for the fiscal year ended June 30, 2010 were $243.8 million, compared to $293.3 million for the fiscal year ended June 30, 2009, a decrease of $49.5 million, or 16.9 percent. The decrease results primarily from the change in the average exchange rates used to translate our expenses incurred in British pounds sterling and the Euro. On a constant currency basis, the decrease was principally due to a decrease in external service providers and reimbursable expenses incurred on behalf of clients, primarily attributable to the current economic environment. As a percentage of revenue, professional and subcontracted services decreased to 7.7 percent for fiscal year 2010 from 9.0 percent for fiscal year 2009.

Occupancy

Occupancy expense for the fiscal year ended June 30, 2010 was $146.7 million compared to $144.4 million for the fiscal year ended June 30, 2009, an increase of $2.3 million, or 1.6 percent. On a constant currency basis, the increase was the result of entering into new leases during the third quarter of fiscal year 2009. As a percentage of revenue, occupancy expense increased to 4.6 percent for fiscal year 2010 from 4.4 percent for fiscal year 2009.

General and Administrative Expenses

General and administrative expenses for the fiscal year ended June 30, 2010 were $268.8 million, compared to $352.1 million for the fiscal year ended June 30, 2009, a decrease of $83.3 million, or 23.7 percent. On a constant currency basis, the most significant decreases were due to decreases in professional liability expense as a result of a reduction in reserves for specific claims and recognized foreign exchange gains primarily related to the re-measurement of short-term assets. Other decreases include travel expense, promotion expense, and general office expense. As a percentage of revenue, general and administrative expenses decreased to 8.5 percent for fiscal year 2010 from 10.8 percent for fiscal year 2009.

Depreciation and Amortization

Depreciation and amortization expense for the fiscal year ended June 30, 2010 was $131.6 million, compared to $136.5 million for the fiscal year ended June 30, 2009, a decrease of $4.9 million, or 3.6 percent. The decrease results primarily from the change in the average exchange rates used to translate our expenses incurred in British pounds sterling and the Euro. On a constant currency basis, depreciation and amortization expense increased principally due to an increase in amortization of intangibles related to the Merger, partially offset by a decrease in depreciation of fixed assets. As a percentage of revenue, depreciation and amortization expenses was 4.1 percent and 4.2 percent for fiscal years 2010 and 2009, respectively.

Transaction and Integration Expenses

Transaction and integration expenses incurred related to the Merger were $103.4 million for the fiscal year ended June 30, 2010. Transaction and integration expenses principally consist of investment banker fees, regulatory filing expenses, integration consultants, as well as legal, accounting, marketing, and IT integration expenses. As a percentage of revenue, transaction and integration expenses were 3.2 percent for fiscal year 2010. Transaction and integration expenses are eliminated in the pro forma condensed combined statements of operations because these costs will not have a continuing impact.

(Loss)/Income From Affiliates

Loss from affiliates for the fiscal year ended June 30, 2010 was $1.1 million compared to income from affiliates of $294 thousand for the fiscal year ended June 30, 2009. Income from affiliates during the fiscal year 2009 included the loss associated with the sale of an investment by Towers Perrin in June 2009. Loss from affiliates for the fiscal year 2010 includes our share of our affiliates’ losses as well as an asset write-down of an equity affiliate.

Interest Income

Interest income for the fiscal year ended June 30, 2010 was $4.7 million, compared to $8.6 million for the fiscal year ended June 30, 2009. The decrease is mainly due to a lower average cash balance in the current period compared to the prior period, combined with lower short-term interest rates in the United States and Europe.

Interest Expense

Interest expense for the fiscal year ended June 30, 2010 was $12.0 million, compared to $12.2 million for the fiscal year ended June 30, 2009. The decrease was principally due to the decline in London Interbank Offered Rates (“Libor”).

Other Non-Operating Income

Other non-operating income for the fiscal year ended June 30, 2010 was $16.6 million, compared to $19.8 million for the fiscal year ended June 30, 2009. The additional income in fiscal year 2009 compared to fiscal year 2010 was principally due to contingent payments received during fiscal year 2009 from an investment that was sold in June 2009, combined with other contingent payments received in fiscal year 2009.

Explanatory Note Regarding Pro Forma Financial Information

The unaudited pro forma combined statements of operations and pro forma analysis above have been provided to present illustrative combined unaudited statements of operations for the fiscal years ended June 30, 2010 and 2009, giving effect to the business combination as if it had been completed on July 1, 2009 and 2008, respectively. This presentation was for illustrative purposes only and is not indicative of the results of operations that might have occurred had the business combination actually taken place as of the dates specified, or that may be expected to occur in the future.

Historical Results of Towers Watson

The following sections of Management’s Discussion and Analysis are based on actual results of the business and do not contain pro forma information.

Liquidity and Capital Resources

Our cash and cash equivalents at June 30, 2010 totaled $600.5 million, compared to $209.8 million at June 30, 2009. The increase in cash from June 30, 2009 to June 30, 2010 was principally attributable to the $721.7 million in cash balances in connection with the Merger less consideration payments of $200.0 million. In fiscal year 2010, we paid $496.1 million of discretionary compensation consisting of Watson Wyatt’s bonus related to both the fiscal year ended June 30, 2009 and the six months ended December 31, 2009, as well as, Towers Perrin’s bonus for calendar year 2009. Towers Watson also paid $58.6 million in corporate taxes, $25.8 million in capital expenditures and $15.2 million in dividends during fiscal year 2010.

Consistent with our liquidity position, management considers various alternative strategic uses of cash reserves including acquisitions, dividends and stock buybacks, or any combination of these options. We believe that we have sufficient resources to fund operations beyond the next 12 months.

The non-U.S. operations are substantially self-sufficient for their working capital needs. As of June 30, 2010, $307.7 million of Towers Watson’s total cash balance of $600.5 million was held outside of the United States, which it has the ability to utilize, if necessary. There are no significant repatriation restrictions other than local or U.S. taxes associated with repatriation.

Included in cash balances is $68.7 million from the consolidated balance sheet of PCIC, which is available for payment of professional liability claims reserves, and $164.5 million, which is available for payment of reinsurance premiums on behalf of reinsurance clients.

Assets and liabilities associated with non-U.S. entities have been translated into U.S. dollars as of June 30, 2010, at appreciated U.S. dollar rates compared to historical periods. As a result, cash flows derived from changes in the consolidated balance sheets include the impact of the change in foreign exchange translation rates.

Cash Flows (Used in)/From Operating Activities.

Cash flows used in operating activities for fiscal year 2010 were $34.9 million, compared to cash flows from operating activities of $227.5 million for fiscal year 2009. The difference is primarily attributable to payment of Watson Wyatt’s bonus related to both the fiscal year ended June 30, 2009 and the six months ended December 31, 2009, as well as, Towers Perrin’s bonus related to calendar year December 31, 2009.

The allowance for doubtful accounts increased $3.5 million from June 30, 2009 to June 30, 2010, primarily related to the Merger. The number of days of accounts receivable increased to 69 at June 30, 2010 compared to 62 at June 30, 2009.

Cash Flows From/(Used in) Investing Activities.

Cash flows from investing activities for fiscal year 2010 were $489.9 million, compared to $61.1 million of cash flows used in investing activities for fiscal year 2009. The difference was primarily attributed to Towers Perrin’s and PCIC’s cash balances acquired in the Merger of $721.7 million less $200 million cash consideration paid.

Cash Flows Used in Financing Activities.

Cash flows used in financing activities for fiscal year 2010 were $49.1 million, compared to cash flows used in financing activities of $83.7 million for fiscal year 2009. This change was primarily attributable to the repurchase of $34.9 million of Towers Watson’s Common Stock in fiscal year 2010, compared to repurchases of $77.4 million of Common Stock during fiscal year 2009.

Capital Commitments

Expenditures of capital funds were $25.8 million for fiscal year 2010. Anticipated commitments of capital funds for Towers Watson are estimated at $93.4 million for fiscal year 2011. We expect cash from operations to adequately provide for these cash needs.

Dividends

During fiscal year 2010, our Board of Directors approved the payment of a quarterly cash dividend in the amount of $0.075 per share. Total dividends paid in fiscal year 2010 and in fiscal year 2009 were $15.2 million and $12.8 million, respectively.

Under our credit facility (see Note 11, “Debt, Commitments and Contingent Liabilities”, of the notes to the consolidated financial statements included in this prospectus), we are required to observe certain covenants (including requirements for a fixed coverage charge, cash flow leverage ratio and asset coverage) that affect the amounts available for the declaration or payment of dividends. The continued payment of cash dividends in the future is at the discretion of our Board of Directors and depends on numerous factors, including, without limitation, our net income, financial condition, availability of capital, debt covenant limitations and our other business needs, including those of our subsidiaries and affiliates.

Off-Balance Sheet Arrangements and Contractual Obligations

	Remaining payments by fiscal year due as of June 30, 2010
Contractual Cash Obligations (in thousands)	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Notes payable	$300,555	$201,967	$98,588	$—	$—
Lease commitments	628,039	113,771	185,138	133,370	195,760

	$928,594	$315,738	$283,726	$133,370	$195,760

Operating Leases

We lease office space, furniture, cars and selected computer equipment under operating lease agreements with terms typically ranging from one to 10 years. We have determined that there is not a large concentration of leases that will expire in any one fiscal year. Consequently, management anticipates that any increase in future rent expense on leases will be mainly market driven. An intangible asset and liability was recognized for the difference between the contractual cash obligations shown above and the estimated market rates at the time of the acquisition. The resulting intangibles will amortize to rent expense but do not impact the amounts shown above since there is no change to our contractual cash obligations.

Pension Contribution

Contributions to our various pension plans for fiscal year 2011 are projected to be approximately $60 million.

Uncertain Tax Positions

The table above does not include liabilities for uncertain tax positions under ASC 740, Income Taxes. The settlement period for the $36.4 million noncurrent portion of the liability cannot be reasonably estimated since it depends on the timing and possible outcomes of tax examinations with various tax authorities.

Indebtedness

Subordinated Notes due January 2011

On December 30, 2009, in connection with the Merger and the Class R Elections as described in Note 2, “Merger with Towers Perrin”, of the notes to the consolidated financial statements contained herein, Towers Watson entered into an indenture with the trustee for the issuance of Towers Watson Notes in the aggregate principal amount of $200 million. The Towers Watson Notes due January 2011 were issued on January 6, 2010, bearing interest from January 4, 2010 at a fixed per-annum rate of 2.0 percent, and will mature on January 1, 2011. The indenture contains limited operating covenants, and obligations under the Towers Watson Notes due January 2011 are subordinated to and junior in right of payment to the prior payment in full in cash of all Senior Debt (as defined in the indenture).

Subordinated Notes due March 2012

On June 15, 2010, in connection with an offer to exchange shares of Class B-1 Common Stock for unsecured subordinated notes, we entered into an indenture with the trustee for the issuance of Towers Watson Notes due March 2012 in the aggregate principal amount of $98.5 million. The Towers Watson Notes due March 2012 were issued on June 29, 2010, bearing interest from June 15, 2010 at a fixed per annum rate, compounded quarterly on the “interest reset dates,” equal to the greater of (i) 2.0 percent, or (ii) 120.0 percent of the short-term applicable federal rate listed under the quarterly column, in effect at the applicable “interest reset date.” The Towers Watson Notes due March 2012 will mature on March 15, 2012 and are included in the other non-current liabilities balance on our consolidated balance sheet as of June 30, 2010. Obligations under the Towers Watson Notes due March 2012 are subordinated to and junior in right of payment to the prior payment in full in cash of all Senior Debt (as defined in the indenture).

Towers Watson Senior Credit Facility

On January 1, 2010, in connection with the Merger, Towers Watson and certain subsidiaries entered into a three-year, $500 million revolving credit facility with a syndicate of banks (the “Senior Credit Facility”). Borrowings under the Senior Credit Facility will bear interest at a spread to either Libor or the Prime Rate. We are charged a quarterly commitment fee, currently 0.5 percent of the Senior Credit Facility, which varies with our financial leverage and is paid on the unused portion of the Senior Credit Facility. Obligations under the Senior Credit Facility are guaranteed by Towers Watson and all of its domestic subsidiaries (other than PCIC) and are secured by a pledge of 65 percent of the voting stock and 100 percent of the non-voting stock of Towers Perrin Luxembourg Holdings S.A.R.L.

The Senior Credit Facility contains customary representations and warranties and affirmative and negative covenants. The Senior Credit Facility requires Towers Watson to maintain certain financial covenants that include a minimum Consolidated Interest Coverage Ratio and a maximum Consolidated Leverage Ratio (which terms in each case are defined in the Senior Credit Facility). In addition, the Senior Credit Facility contains restrictions on the ability of Towers Watson and its subsidiaries to, among other things, incur additional indebtedness; pay dividends; make distributions; create liens on assets; make investments, loans or advances; make acquisitions; dispose of property; engage in sale-leaseback transactions; engage in mergers or consolidations, liquidations and dissolutions; engage in certain transactions with affiliates; and make changes in lines of businesses.

As of June 30, 2010, we had no borrowings outstanding under the Senior Credit Facility.

Letters of Credit under the Senior Credit Facility

As of June 30, 2010, we had standby letters of credit totaling $24.9 million associated with our captive insurance companies in the event that we fail to meet our financial obligations. Additionally, we had $0.8 million of standby letters of credit covering various other existing or potential business obligations. The aforementioned letters of credit are issued under the Senior Credit Facility, and therefore reduce the amount that can be borrowed under the Senior Credit Facility by the outstanding amount of these standby letters of credit.

Additional Borrowings, Letters of Credit and Guarantees not part of the Senior Credit Facility

Towers Watson Consultoria Ltda. (Brazil) has a bilateral credit facility with a major bank totaling Brazilian Real (BRL) 6.5 million (U.S. $3.6 million). As of June 30, 2010 a total of BRL 5.6 million (U.S. $3.1 million) was outstanding under this facility.

We have also provided a $5.0 million Australian dollar-denominated letter of credit (U.S. $4.2 million) to an Australian governmental agency as required by the local regulations. The estimated fair market value of these letters of credit is immaterial because they have never been used, and we believe that the likelihood of future usage is remote.

Towers Watson also has $3.3 million of letters of guarantee from major banks in support of office leases and performance under existing or prospective contracts.

Risk Management

As a part of our overall risk management program, we purchase customary commercial insurance policies, including commercial general liability and claims-made professional liability insurance. Our professional liability insurance currently includes a self-insured retention of $1 million per claim, and covers professional liability claims against us, including the cost of defending such claims. Prior to the Merger, Watson Wyatt and Towers Perrin each carried substantial professional liability insurance with a self-insured retention of $1 million per claim, which policies remained in force subsequent to the Merger through June 30, 2010. We reserve for contingent liabilities based on ASC 450, Contingencies when it is determined that a liability, inclusive of defense costs, is probable and reasonably estimable. The contingent liabilities recorded are primarily developed actuarially. Litigation is subject to many factors that are difficult to predict, so there can be no assurance that in the event of a material unfavorable result in one or more of the pending claims, we will not incur material costs.

Our professional liability insurance coverage, beyond our self-insured retention, has been written by PCIC, an affiliated captive insurance company owned, prior to the Merger, by Watson Wyatt, Towers Perrin and a non-affiliated company, with $25 million of reinsurance provided by various commercial reinsurers attaching for claims in excess of $26 million. In addition, both legacy companies carried excess insurance above the self-insured retention and the coverage provided by PCIC. Prior to the Merger, Watson Wyatt accounted for its share of PCIC’s earnings using the equity method. Our ownership interest in PCIC is 72.86 percent post-Merger. As a consequence, PCIC’s results of operations are consolidated into our results of operations. Although the PCIC insurance policies for Towers Watson’s fiscal year 2010 continued to cover professional liability claims above a $1 million per claim self-insured retention (“SIR”), the consolidation of PCIC will effectively net PCIC’s premium income against our premium expense for the first $25 million of loss above the SIR for each legacy company. Accordingly, the impact of PCIC’s reserve development may result in fluctuations in our earnings.

PCIC ceased issuing insurance policies effective July 1, 2010 and at that time entered into a run-off mode of operation. We have established a new Vermont-regulated wholly owned captive insurance company, Stone Mountain Insurance Company (“Stone Mountain”), through which we obtained similarly structured primary insurance effective July 1, 2010.

In formulating its premium structure, PCIC estimated the amount it expected to pay for losses (and loss expenses) for the member firms as a whole and then allocated that amount to the member firms based on the individual member’s expected losses. PCIC based premium calculations, which were determined annually based on experience through March of each year, on relative risk of the various lines of business performed by each of the owner companies, past claim experience of each owner company, growth of each of those companies, industry risk profiles in general and the overall insurance markets.

Our shareholder agreements with PCIC could require additional payments to PCIC if development of claims significantly exceeds prior expectations. If these circumstances were to occur, we would record a liability at the time it becomes probable and reasonably estimable.

We provide for the self-insured retention where specific estimated losses and loss expenses for known claims are considered probable and reasonably estimable. Although we maintain professional liability insurance coverage, this insurance does not cover claims made after expiration of our current policies of insurance. Generally accepted accounting principles require that we record a liability for incurred but not reported (“IBNR”) professional liability claims if they are probable and reasonably estimable, and for which we have not yet contracted for insurance coverage. We use actuarial assumptions to estimate and record our IBNR liability. As of June 30, 2010, we had a $222.3 million IBNR liability balance.

As stated above, commencing July 1, 2010, Towers Watson is obtaining primary insurance for errors and omissions professional liability risks from Stone Mountain. Stone Mountain provides us with $50 million of coverage per claim and in the aggregate on a claims-made basis. Stone Mountain has secured reinsurance for coverage providing $25 million in excess of the $25 million retained layer for the current policy period. Stone Mountain has issued a policy of insurance substantially similar to the historical policies issued by PCIC.

Insurance market conditions for us and our industry have varied in recent years, but the long-term trend has been increasing premium cost. Although the market for insurance is presently robust, trends toward higher self-insured retentions, constraints on aggregate excess coverage for this class of professional liability risk and financial difficulties which have, over the past two years, been faced by several longstanding E&O carriers are anticipated to recur periodically, and to be reflected in our future annual insurance renewals. As a result, we will continue to assess our ability to secure future insurance coverage, and we cannot assure that such coverage will continue to be available indefinitely in the event of specific adverse claims experience, adverse loss trends, market capacity constraints or other factors.

In light of increasing litigation worldwide, including litigation against professionals, we have a policy that all client relationships be documented by engagement letters containing specific risk mitigation clauses that were not included in all historical client agreements. Certain contractual provisions designed to mitigate risk may not be legally enforceable in litigation involving breaches of fiduciary duty or certain other alleged errors or omissions, or in certain jurisdictions. We may incur significant legal expenses in defending against litigation. With the exception of our brokerage business, nearly 100 percent of our U.S. and U.K. corporate clients have signed engagement letters including some if not all of our preferred risk mitigation clauses, and processes to maintain that protocol in the United States and the United Kingdom, and to complete it elsewhere, are underway.

Recent Accounting Pronouncements

Adopted

ASC 715-10-50, Employers’ Disclosures about Postretirement Benefit Plan Assets, provides guidance on the objectives an employer should consider when providing detailed disclosures about assets of a defined benefit pension plan or other postretirement plan. These disclosure objectives include investment policies and strategies, categories of plan assets, significant concentrations of risk and the inputs and valuation techniques used to measure the fair value of plan assets. These provisions are effective for our fiscal year ending June 30, 2010. This adoption did not have a material impact on our financial position or results of operations.

In June 2009, the Financial Accounting Standards Board (FASB) issued its final Statement of Financial Accounting Standards (SFAS) No. 168—The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles—a replacement of FASB Statement No. 162. SFAS No. 168 made the FASB Accounting Standards Codification (the Codification) the single source of U.S. GAAP used by nongovernmental entities in the preparation of financial statements, except for rules and interpretive releases of the SEC under authority of federal securities laws, which are sources of authoritative accounting guidance for SEC registrants. The Codification is meant to simplify user access to all authoritative accounting guidance by reorganizing U.S. GAAP pronouncements into roughly 90 accounting topics within a consistent structure; its purpose is not to create new accounting and reporting guidance. The Codification supersedes all existing non-SEC accounting and reporting standards and was effective for us beginning July 1, 2009. Following SFAS No. 168, the Board will not issue new standards in the form of Statements, FASB Staff Positions, or Emerging Issues Task Force Abstracts; instead, it will issue Accounting Standards Updates.

ASC 805, Business Combinations which is a revision of accounting provisions that changes the application of the acquisition method in a number of significant aspects. Acquisition costs will generally be expensed as incurred; noncontrolling interests will be valued at fair value at the acquisition date; restructuring costs associated with a business combination will generally be expensed subsequent to the acquisition date; contingent consideration will be recognized at its fair value on the acquisition date and, for certain arrangements, changes in fair value will be recognized in earnings until settled, and changes in deferred tax asset valuation allowances and income tax uncertainties after the acquisition date generally will affect income tax expense. ASC 350-30-35-1, Determination of the Useful Life of Intangible Assets amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of recognized intangible assets under ASC 350, Goodwill and Other Intangible Assets. ASC 805-20-25-18A, Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies which amends and clarifies the accounting for acquired contingencies and is effective upon the adoption of ASC 805, “Business Combinations.” We adopted these provisions on July 1, 2009 and as a result, expensed to transaction and integration expenses $6.0 million of capitalized transaction expenses incurred before adoption.

ASC 810, Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51 requires the recognition of a noncontrolling interest (minority interest) as equity in the consolidated financial statements and separate from the parent’s equity. The amount of net income attributable to the noncontrolling interest will be included in consolidated net income. It also amends certain consolidation procedures for consistency with the requirements of ASC 805, Business Combinations. The provisions also include expanded disclosure requirements regarding the interests of the parent and its noncontrolling interest. We adopted these provisions on July 1, 2009. As a result, our non-controlling interest of $1.0 million as of June 30, 2009, which was previously included in other non-current liabilities, was reclassified to non-controlling interest in total equity. In addition, our non-controlling interest of $169 thousand and $258 thousand for the fiscal year ended June 30, 2009 and 2008, which was previously including in (loss)/income from affiliates, was reclassified to net (loss)/income attributable to non-controlling interests in our results of operations.

ASC 815-10-50, SFAS 161, Disclosures About Derivative Instruments and Hedging Activities—an Amendment of FASB Statement No. 133 gives financial statement users better information about the reporting entity’s hedges by providing for qualitative disclosures about the objectives and strategies for using derivatives, quantitative data about the fair value of and gains and losses on derivative contracts, and details of credit-risk-related contingent features in their hedged positions. We adopted these provisions on July 1, 2009.

ASC 820, Fair Value Measurements defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. We adopted these provisions for financial assets and liabilities on July 1, 2008 and for nonfinancial assets and liabilities on July 1, 2009. These adoptions did not have a material impact on our financial position or results of operations.

Not yet adopted

ASC 810 Amendments to FASB Interpretation No. 46 (R) which amends the evaluation criteria to identify the primary beneficiary of a variable interest entity provided by FASB Interpretation 46(R), Consolidation of Variable Interest Entities—An Interpretation of ARB No. 51. Additionally, the provisions require ongoing assessment of whether an enterprise is the primary beneficiary of the variable interest entity. We will adopt these provisions on July 1, 2010 and we do not anticipate that the adoption of these provisions will have a material impact on our financial position or results of operations.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risks in the ordinary course of business. These risks include interest rate risk, foreign currency exchange and translation risk.

Interest Rate Risk

The primary objective of our investment activities is to preserve principal while at the same time maximizing yields without significantly increasing risk. To achieve this objective, we maintain our portfolio in mainly short-term securities that are recorded on the balance sheet at fair value.

Foreign Currency Risk

For the six months ended June 30, 2010, 48 percent of our revenue is denominated in currencies other than the U.S. dollar, typically in the local currency of our foreign operations. These operations also incur most of their expenses in the local currency. Accordingly, our foreign operations use the local currency as their functional currency and our primary international operations use the British pound sterling, Canadian dollar and the Euro. Our international operations are subject to risks typical of international operations, including, but not limited to, differing economic conditions, changes in political climate, differing tax structures, other regulations and restrictions, and foreign exchange rate volatility. Accordingly, our future results could be adversely impacted by changes in these or other factors. At June 30, 2010, a uniform 10 percent strengthening in the value of the U.S. dollar relative to the currencies in which our transactions are denominated would result in a decrease in net income attributable to controlling interests of $13.5 million, or 11.2 percent, for the fiscal year ended June 30, 2010. This theoretical calculation assumes that each exchange rate would change in the same direction relative to the U.S. dollar. This calculation is not indicative of our actual experience in foreign currency transactions.

Translation Exposure

Foreign exchange rate fluctuations may adversely impact our consolidated financial position as well as our consolidated results of operations and may adversely impact our financial position as the assets and liabilities of our foreign operations are translated into U.S. dollars in preparing our condensed consolidated balance sheet. Additionally, foreign exchange rate fluctuations may adversely impact our condensed consolidated results of operations as exchange rate fluctuations on transactions denominated in currencies other than our functional currencies result in gains and losses that are reflected in our condensed consolidated statement of operations. Certain of Towers Watson’s foreign brokerage subsidiaries, primarily in the United Kingdom, receive revenue in currencies (primarily in U.S. dollars) that differ from their functional currencies. To reduce this variability, Towers Watson uses foreign exchange forward contracts and over-the-counter options to hedge the foreign exchange risk of the forecasted collections for up to a maximum of two years in the future.

The foreign currency and translation exposure risks have been heightened as a result of the recent large fluctuations in foreign exchange rates.

We consolidate our international subsidiaries by converting them into U.S. dollars in accordance with generally acceptable accounting principles of foreign currency translation. The results of operations and our financial position will fluctuate when there is a change in foreign currency exchange rates.

BUSINESS

Our Company

Towers Watson is a leading global professional services firm focused on providing consulting and other professional services related to employee benefits, human capital and risk and financial management. We provide advisory services on critical human capital management issues to help our clients effectively manage their costs, talent and risk. We offer our clients comprehensive services across three business segments, Benefits, Risk and Financial Services and Talent and Rewards, through a strong talent pool of approximately 12,750 full-time associates across 34 countries. Our professional staff are trusted advisors and experts in their fields and include over 2,480 fully accredited actuaries. Towers Watson was formed on January 1, 2010, from the merger of Towers Perrin and Watson Wyatt, two leading professional services firms that trace their roots back more than 100 years.

We help our clients enhance business performance by improving their ability to attract, retain, and motivate employees and to manage and mitigate risk. We focus on delivering consulting services and technology solutions to help organizations anticipate, identify and capitalize on emerging opportunities in benefits and human capital management. We also provide independent advice and risk management solutions to insurance companies and corporate clients, as well as investment advice to help our clients develop disciplined and efficient strategies to manage risk and meet their investment goals.

Our target market is generally large, multi-national and domestic companies, with additional focus on the insurance industry. Our clients include many of the world’s leading corporations, including approximately 85 percent of the Fortune Global 500 companies, 84 percent of the Fortune 1000, 76 percent of the FTSE and 100 percent of the Dax 30. We also advise more than three-quarters of the world’s leading insurance companies. We work with major corporations, emerging growth companies, governmental agencies and not-for-profit institutions in a wide variety of industries. Our client base is broad and geographically diverse. For the fiscal year ended June 30, 2010, no individual client represented more than one percent of our consolidated revenue.

The Benefits segment is our largest segment. This segment provides benefits consulting and administration services through four primary lines of business. Retirement supports organizations worldwide in designing, managing, administering and communicating all types of retirement plans. Health and Group Benefits provides advice on the strategy, design, financing, delivery, ongoing plan management and communication of health and group benefit programs. Through our Technology and Administration Solutions line of business, we deliver cost-effective benefit outsourcing solutions. The International Consulting Group provides expertise in dealing with international human capital management and related benefits and compensation issues for our clients and their subsidiaries. A significant portion of the revenue in this segment is from recurring work, driven in large part by the heavily regulated nature of employee benefits plans and our clients’ annual needs for these services. The Benefits segment contributed approximately 59 percent of revenue during the six months ended June 30, 2010.

The Risk and Financial Services segment, our second largest segment, has three primary lines of business. Risk Consulting and Software provides the insurance industry with consulting and industry-specific software solutions that range from asset-liability modeling and product development to economic capital aggregation and allocation. Reinsurance and Insurance Brokerage principally provides reinsurance brokerage services. Investment Consulting and Solutions provides investment strategy consulting and solutions for institutional investors, primarily to defined benefit and defined contribution pension plans. A significant portion of the revenue in this segment is from recurring work, driven in large part by the heavily regulated nature of the insurance industry and industry demands for these services, such as reinsurance brokerage. The Risk and Financial Services segment contributed approximately 23 percent of revenue during the six months ended June 30, 2010.

The Talent and Rewards segment has three primary lines of business. Executive Compensation advises our clients’ management and boards of directors on executive pay and incentive programs. Rewards, Talent and Communication provides consulting on a number of issues facing employers including employee rewards (pay and incentives), talent management, employee communication and change management. Data, Surveys and Technology provides data, analytics, consulting and technology solutions, such as compensation and human capital benchmarking data, employee opinion surveys, and reward administration and talent management technology, to help employers more effectively manage their employees and human resources programs. The revenues in this segment are largely comprised of project-based work from a stable client base. The Talent and Rewards segment contributed approximately 16 percent of revenue during the six months ended June 30, 2010.

Our company is recognized for our thought leadership and proprietary industry content. Our insights, derived from our extensive research across these three segments, are a core part of our brand identity and are widely cited by many major news outlets such as The Wall Street Journal in the United States and Asia, the New York Times, the Financial Times, BBC News and CNBC. We also produce proprietary studies and white papers on topics such as employee attitudes toward the workplace, executive pay trends, health care quality and costs, the impact of enterprise risk management on business performance and strategies for managing pension risk and investments. Our research on changing demographics in major economies is helping companies prepare for the impact of these changes on costs, productivity and the ability to attract and retain talented employees.

Industry Overview

As leading economies worldwide become more service-oriented and interconnected, effective human resources and financial and risk management are increasingly becoming a source of competitive advantage for companies and other organizations. Employers, regardless of geography or industry, are facing unprecedented challenges involving the management of their people. Changing technology, expectations for innovation and quality enhancements, skill shortages in selected areas, and an aging population in many developed countries have increased employers’ focus on attracting and retaining talented employees. Further, employers are focused on achieving productivity improvements and effectively managing the overall size and volatility of their labor costs. The growing demand for employee benefits and human capital management services is directly related to the size, complexity and rapid changes associated with the effective design, financial management and administration of human resources programs.

Kennedy Information defines the human resources consulting industry as services aimed at managing the employee “lifecycle,” consulting around the people component of change management and improving the effectiveness of the human resources function. These services include, but are not limited to, advising on human capital strategy; providing human resources financial guidance; consulting on benefits, compensation, and talent management; and providing human resources technology and transformation advisory services. According to Kennedy’s HR Consulting Marketplace 2009-2011: Key Trends, Profiles and Forecasts, the size of the global human resources consulting industry was $21 billion in 2009 and is forecasted to grow to approximately $23 billion in 2011, representing a compound annual growth rate of 4.1 percent. (Source: Kennedy Consulting Research & Advisory: HR Consulting Marketplace 2009-2011; ©2009 BNA Subsidiaries, LLC. Provided under license.)

Our clients continue to face increasingly complex risk management and investment decisions that we believe will drive demand for consulting services and solutions, as clients look for assistance to better manage these complexities. Our risk management and insurance clients look to us to help them better identify, measure and manage key risks to help them avoid major losses, enhance risk-adjusted returns and improve business performance. As mergers and acquisitions activity picks up within the insurance industry, clients also look to us as actuarial advisors on these transactions. Additionally, growth of insurance markets and regulatory change in emerging economies such as China and India will also provide an opportunity for us to provide insurance consulting services to these growing markets.

Industry Trends and Opportunities

We believe the key drivers of demand for our services include:

Complex and Changing Regulatory Environment. Employee benefits programs in most industrialized countries are subject to complex government regulations. These regulations change as governments address social and economic policy issues and as private employers implement changes in plan designs. Employers throughout the world are increasingly seeking human capital management consultants to assist them with plan design, compliance and regulatory advice. Legislative and regulatory changes also affect the insurance industry, which is one of the most heavily regulated industries in the world. For example, we expect that our clients will seek assistance with understanding and complying with the regulations resulting from changes in global accounting standards, regulatory changes in the insurance industry (such as Solvency II, economic risk-based solvency requirements established by the European Commission), recent regulatory changes around pensions in some European countries and health care reform legislation in the United States.

Importance of Employer-Sponsored Benefits Programs. According to the U.S. Census Bureau, currently less than eight percent of the world’s population is 65 and older, but this number is expected to increase significantly to reach 12 percent by 2030 and 16 percent by 2050. Currently, four countries have 20 percent or more of their population 65 and older and by 2030, approximately 55 countries are expected to cross this 20 percent threshold. As these numbers increase over the long term, private employers may be required to provide more benefits and stretch benefit dollars further to attract and retain talent by, for example, providing health and wealth accumulation vehicles for retirement. Additionally, health care costs in the United States are continuing to climb at rates well above the general Consumer Price Index, with employers facing an average seven percent increase in health care costs in 2010, according to Towers Watson’s 2010 Health Care Cost Survey. Employers are now paying 28 percent more for health care than they did just five years ago and employees are paying 40 percent more.

Strategic Importance of Effective Human Capital Management. The focus on increased productivity, risks related to attrition of key employees, competition for skilled employees and unprecedented changes in workforce demographics, along with rising employee-related costs, have increased the importance of effective human capital management, particularly as many developed economies shift from manufacturing to services. Currently, according to the Organization for Economic Cooperation and Development (OECD), services account for over 70 percent of total economic activity in most OECD countries, and growth in this sector has outpaced overall economic growth, a trend that is expected to continue. We expect that this shift will create further demand for benchmarking human resources programs, analysis to evaluate the return on the investment in human capital, employee engagement measurement and subsequent advising on changes to employers’ talent management and rewards strategy.

Increasing Complexity and Importance of Insurance and Risk Management Decision-Making. The global insurance industry is large and becoming increasingly complex, driven by changing economies, new legislation and regulation, and dynamic financial markets. Our risk management clients look to us to help them better identify, measure and manage key risks to help them avoid major losses, enhance risk-adjusted returns and improve business performance. Another key trend within the insurance sector is continued growth in wealth in emerging economies, which leads to higher demand for insurance. For example, insurance markets in India and China have been growing rapidly and will provide an opportunity for us to provide insurance consulting services to these growing markets.

In reviewing these long-term trends that will create opportunities for us to bring new intellectual capital and solutions to our clients, we see a number of opportunities for future growth in each of our segments: Benefits, Risk and Financial Services, and Talent and Rewards.

Benefits Segment Growth Opportunities

•	Continuing to help clients effectively manage pension risks and costs with innovative solutions.

•

Assisting clients in defining their health benefits strategies in light of the impact of legislative and regulatory changes, including health care reform. We believe there is also significant opportunity to expand penetration of the large and growing middle market for health benefits consulting.

•	Growing market share in the benefits administration market.

•	Capturing more multi-national assignments due to a stronger geographic presence.

Risk and Financial Services Segment Growth Opportunities

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Continuing to enhance our service offerings for the insurance industry with new intellectual capital focused on critical client issues such as growth and profitability, risk and capital management, mergers and acquisitions, predictive modeling and regulatory and financial reporting changes.

•	Expanding investment consulting services with respect to new pools of assets, such as those held by insurance companies, endowment funds and sovereign wealth funds.

•	Evolving our service offerings to higher value-added work, such as our advanced investment solutions offering and structured products.

•

Bundling insurance consulting and software expertise with brokerage capabilities to develop comprehensive solutions to help our insurance industry clients better allocate, use and protect capital to achieve their financial objectives.

•	Leveraging our expertise in risk and capital management for the insurance industry to help our corporate clients address their risk management challenges.

Talent and Rewards Segment Growth Opportunities

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Continuing to enhance data and metrics offerings to provide clients with the analytics and insights they need to effectively manage their businesses across many facets: compensation and benefits, wellness and productivity, employee engagement, workforce analytics and key human resources function metrics.

•	Continuing to expand our talent management and rewards consulting service offerings to help clients better manage and compensate their increasingly complex and global workforce.

•	Introducing employee surveys and talent and rewards management technology to a broader client base.

•	Assisting human resources functions to reduce costs through transformation of human resources service delivery and operations.

•	Implementation and hosting revenues for “software as a service” applications to support rewards administration, talent management and human resources operations.

Our Competitive Strengths

As a leading global professional services firm focused on providing consulting and other professional services related to employee benefits, human capital, and risk and financial management, we believe we are well positioned for continued growth due to our leadership and expertise in each of our respective lines of business along with the breadth and depth of our offerings. Our recently completed merger greatly enhanced our global footprint and our portfolio of products and services to better serve our clients. We believe the following strengths distinguish us from our competitors:

Deep, Longstanding Relationships with Many of the World’s Largest Corporations

We work closely with senior management at many of the world’s largest corporations. In fiscal year 2009, we provided services to approximately 85 percent of the Fortune Global 500 companies, 84 percent of the Fortune 1000 companies, 76 percent of the FTSE and 100 percent of the Dax 30. We provide services across more than one line of business for 99 of our top 100 largest clients. A number of these client relationships span several decades. Of our 100 largest clients in fiscal year 2009, ranked in terms of revenue, 97 were clients in each of the last three years. We believe our focus on delivering consistent and high-quality services to our clients has allowed us to maintain client relationships and gives us an ongoing opportunity to present existing clients with new and innovative services. We have deep relationships with many senior executives in our clients’ human resources and finance departments. We also have relationships within our clients’ finance departments through our consulting on benefits risk management and financing. Our executive compensation line of business has relationships with our clients’ boards of directors, board compensation committees and executive management.

Global Reach and Scale

We have an extensive global presence, with offices in more than 100 cities and 34 countries. We have a strong presence in major markets across North America and Europe, as well as offices in Latin America and the Asia-Pacific region. As examples of our global reach, we are a leading provider of global actuarial coordination services for retirement benefits, we are the largest employer of actuaries focused on the insurance industry, we have one of the world’s largest databases of manager performance research on unaffiliated investment managers, and we are a leader in global employee attitudinal and compensation data. This global scale enables us to effectively serve our multi-national client base by providing them with multi-jurisdictional, national and regional expertise.

Reputation for In-depth Industry Knowledge, Client Service and Quality

Our professional staff are consistently recognized by their peers, clients and the media for their in-depth knowledge of employee benefits and human capital management issues across a wide variety of industries, including financial services, pharmaceuticals, oil and gas and utilities. We also have deep, specialized expertise within the insurance industry. Our professional staff are known for their innovative and leading-edge services and solutions, particularly in the areas of pension cost and risk management, design and management of health and group benefits, risk and capital management within the insurance industry, investment consulting and manager research, and design of total rewards programs. Our mission is to contribute to our clients’ success and help them improve their business results, and our stated mission, vision and values are reinforced through our internal communication channels and performance standards. In addition, we have established standards for quality and professional excellence, which include guidelines on how we respond to requests for proposals, handle possible conflicts of interest and perform the work to the highest level of professional standards. Our associates are required annually to complete training and a test on our Code of Business Conduct.

Highly Educated and Accredited Professional Staff

Our professional staff are trusted advisors and experts in their fields. They include over 2,480 fully accredited actuaries, and a significant number of our associates have advanced degrees including MBAs, PhDs, medical degrees and law degrees. Career development is a critical part of the way we do business. We grow our business through new intellectual capital and innovation, which is achieved by encouraging all associates to continue to learn and develop throughout their careers. Because of our deep expertise, our associates frequently speak at major industry conferences, are regularly quoted in the business press and frequently contribute articles to human capital, financial and insurance publications. In fiscal year 2010, our associates contributed articles to or were quoted in Human Resource Executive, Business Insurance, Pensions and Investments, Global Reinsurance, Investments and Pensions Europe, Asian Investors and many other human capital, risk management and insurance trade publications.

Depth and Breadth of Research and Data

We have extensive and detailed data about all aspects of the workforce across the globe. The combination of data about compensation levels, benefit programs, typical employment practices, employee opinions, attrition and promotion patterns, and the human resources function enables us to provide insights about the workforce in almost any part of the world. Our benefits benchmarking database includes information from thousands of organizations. We survey over four million employees each year to gather information on employee preferences and opinions. Our investment manager performance database has performance information on over 1,800 investment managers. We receive this data on an annual basis, enabling us to analyze the latest trends and help keep our clients abreast of the implications of those trends on their workforce and labor costs.

Highly Recognized Global Brand

We believe we have one of the most highly recognized brand names in both the human capital and risk management businesses. We trace our roots back more than 130 years, when Rueben Watson formed R. Watson & Sons, the world’s oldest actuarial firm, and Henry W. Brown formed Henry W. Brown & Co. Through the recent merger of Watson Wyatt and Towers Perrin in January 2010, two of the leading professional services firms with two of the most respected global brands joined together. Both companies have had a long history of success and strong reputation for their client service, trusted advice and thought leadership.

Attractive Business Model with Significant Recurring and Diversified Revenues

We derive our revenue through a diversified service offering across Benefits, Risk and Financial Services and Talent and Rewards. Through each of these business segments, we provide a variety of services to a highly diversified client base. These services are offered across multiple geographies, including North America, EMEA, Asia-Pacific and Latin America. The nature of our business, our in-depth knowledge of our clients, and our client relationships provide opportunities for significant recurring revenues. We have a large number of recurring assignments because of our clients’ annual needs for certain of our services, many of which are driven by compliance with regulatory requirements, particularly for retirement and insurance services. These recurring services include actuarial valuation of defined benefit retirement plans and retiree medical plans, embedded value reviews for life insurance companies, actuarial valuation of property-casualty insurance reserves, retainer relationships with investment clients, placement of reinsurance coverage, renewal of health plan coverage, annual compensation reviews and annual employee opinion surveys. For example, our retention rate for actuarial valuation services to the Fortune 1000 and Pension and Investments 1000 was approximately 98 percent for the 12 months ended June 30, 2010 as compared to the prior year period. Since our service offerings in all segments extend from data benchmarking and analytics to consulting and administration services, brokerage and technology solutions, we are able to readily provide multiple services and expand relationships with our clients. We also have a highly diversified client base that spans clients across all industries and geographies.

Experienced Management Team Focused on Professional Excellence, Integrity and Business Performance

The eight members of our executive committee have been with us for an average of 27.5 years. Several of our senior leaders have been named top professionals by influential industry publications, and many are widely regarded as leaders in their respective fields. We believe their longstanding commitment to Towers Watson provides us with a significant competitive advantage in attracting and retaining both clients and top-notch talent.

Our Strategy for Profitable Growth

To achieve our mission and vision, we are aggressively pursuing the following strategic initiatives:

Strengthen Our Relationships and Expand Our Services with Our Existing Clients

Our client base consists of over 18,000 companies and their subsidiaries worldwide. As a result of the merger of Towers Perrin and Watson Wyatt and our enhanced service portfolio, we believe we have significant cross-selling opportunities to expand our existing client relationships across lines of business. With our focus on clients first, we will evaluate their needs and introduce our expanded services that would effectively address those needs. For example, many of the retirement actuarial clients of legacy Towers Perrin are likely in need of advice and support related to their pension assets, which we can now address through our significant investment consulting business. Additional examples of our expanded service offerings include: legacy Towers Perrin’s insurance consulting, reinsurance brokerage, health and group benefits consulting, and employee opinion surveys; and legacy Watson Wyatt’s benefits technology and administrative solutions, talent and reward technology solutions, and investment consulting and solutions. Further, we can more readily extend our service offerings around the globe because of our expanded presence in EMEA, Canada and Latin America. Because of our enhanced scale and service, we believe we are well positioned to expand the services and products we offer our existing clients. We have designated account directors and business development associates who are responsible for developing our most significant client relationships into long-term partnerships and deepening the integration of our services with our clients’ overall business strategies. These account directors and business development associates work with client teams of subject matter experts to anticipate broad client business issues and understand how they may affect the human capital and risk management concerns of the organization.

Expand Our Service Offerings Through Innovative Solutions

One of our critical priorities is to expand our intellectual capital, tools and methodologies to effectively serve our clients with the best solutions available in the market, leveraging the depth of our data and analytics. We continue to focus on developing new intellectual capital and new service offerings as we look to meet our clients’ emerging needs across both the human capital and risk and financial management areas. Many of our most innovative services have been developed as part of our work with valued clients, including our enterprise risk management offerings for the insurance industry, our performance and career management consulting and solutions, our retirement risk and cost management offerings, and our health care product offerings, such as our pharmacy purchasing collaborative.

Expand Our Market Share

We believe our well-recognized brand name, global reputation for quality service and extensive and widely cited research enable us to promote our services effectively to new clients and expand our market share. We also believe there are significant opportunities to develop new client relationships, and our account directors and business development associates actively seek opportunities to engage new buyers through existing clients and re-engage with decision-makers at former clients and prospects. Our client relationship management process employs different tactics depending on segment and location, but is focused on a common growth objective employing key process steps that include the identification and prioritization of key buyers in a market and the development of issue-based account plans to share the most appropriate Towers Watson intellectual capital aligned with each organization’s pressing people, risk or financial issues. As part of the business development and account management process, we meet with key client executives to reinforce our commitment to help our clients improve their business results through the use of our innovative services in human capital and risk and financial management.

Our plans to increase market share also include expanding our presence in emerging markets for our services, including Asia-Pacific as well as the Middle East. Asia-Pacific is a region where we expect significant growth opportunities, as China is expected to become the world’s largest economy over the next two decades. The region has a rapidly growing consumer class that we expect will generate significant demand for insurance and insurance consulting services, and we believe the area’s growing corporate sector will increase the need for risk and human capital management advisors. We anticipate that the Middle East and Asia-Pacific will generate considerable demand for human capital management services in the future as businesses in these economies increasingly face talent shortage and management issues.

Improve Operating Margins

An important element of our growth strategy is to continue to improve the efficiency with which we deliver our services and to capture cost synergies from the merger of Towers Perrin and Watson Wyatt. We expect our margins to improve as our revenues grow and we leverage our existing investments. We have plans in place to improve operating margins through a number of initiatives, including: completion of integration of our legacy firms’ technology, tools and methodologies following the Merger; increased pursuit of product solutions and implementation services where pricing is value-driven rather than based on hourly rates; a greater focus on revenue-generating activities with lower variable costs (such as subscription or bundled services); efficiency improvements through better staff leverage and standardization of repeatable processes; and reduction of our selling, general and administrative costs. We believe the successful execution of these initiatives should further help us to deliver improved operating margins.

Pursue Strategic Acquisitions and Alliances

Through strategic acquisitions and alliances, we will seek to build scale, capitalize on industry consolidation and expand the range of our service offerings. Through our Strategy and Corporate Development group, we follow a disciplined approach to pursuing acquisitions, focusing on selective best-in-class acquisitions of niche providers that are consistent with our growth strategy. Moreover, we also selectively pursue alliances to fill key product, service or geographic gaps and complement our existing portfolio of services in areas where acquiring or building those capabilities internally does not fit with our strategic goals. Examples of our strategic alliances include our alliances with health insurance companies and pharmacy benefit management companies (PBMs) to develop innovative health care solutions and various geographical alliances in countries that do not yet have a significant number of multi-national business headquarters. Examples of our commitment to selective acquisitions and alliances include our acquisition of International Survey Research Corporation, a global employee research and consulting firm; our acquisition of Rauser Consultants and Heissmann, two leading German actuarial firms; our acquisition of Brans and Co, a leading Dutch actuarial firm; our acquisition of Denis M Clayton & Co., Ltd., a leading U.K. reinsurance broker; our alliance with Fifth Quadrant, an actuarial and consulting firm in South Africa; and our acquisition of long time alliance partner Watson Wyatt LLP. We believe these acquisitions have significantly enhanced and expanded our capabilities.

Principal Services

Benefits Segment

The Benefits segment is our largest segment with over 6,000 associates. The Benefits segment generated approximately 59 percent of revenue for the six months ended June 30, 2010. This segment has grown through business combinations as well as strong organic growth. It helps clients create and manage cost-effective benefits programs that help them attract, retain and motivate a talented workforce.

The lines of business within the Benefits segment are:

•	Retirement;

•	Health and Group Benefits;

•	Technology and Administration Solutions; and

•	International Consulting Group.

Retirement

Our retirement consulting, which comprises a substantial portion of the Benefits segment’s revenue and profit, supports organizations worldwide in designing, managing, and administering all types of retirement plans. We are one of the world’s leading advisors on retirement plans, providing actuarial and consulting services for large defined benefit and defined contribution plans, including design, funding and risk management strategies. We also help our clients assess the effects of changing workforce demographics on their retirement plans, cash flow requirements, and retiree benefit adequacy and security.

Our professional staff are named actuaries for many of the world’s largest retirement plan sponsors. Towers Watson provides actuarial services to more of the top 300 pension funds worldwide than any other consulting firm. In North America, we provide actuarial services to three of the four largest corporate-sponsored defined benefit plans (based on total pension plan assets), and in the United Kingdom, we are advisor to almost half of the 100 largest corporate pension funds. Additionally, we have market-leading positions in Canada, Germany and the Netherlands. We offer clients a full range of integrated and innovative retirement consulting services to meet the needs of all types of employers—including those that continue to offer defined benefit plans and those that are reexamining their retirement benefits strategies. For those clients that want to outsource some or all of their pension plan management, we offer integrated solutions that combine investment consulting, pension administration, core actuarial services and communication assistance.

Our retirement consulting services include:

•	Retirement strategy and plan design;

•	Actuarial services and related support;

•	Retirement financial management;

•	Settlement solutions;

•	Compliance and governance strategies;

•	Risk management; and

•	Defined contribution solutions.

Much of our recent consulting with clients relates to managing risk and cost volatility, various regulatory changes (global accounting reform and United States and European pension funding legislation), and a broad-based desire on the part of many employers to revisit their retirement design approach. We use in-depth data and analytics to provide perspective on the overall environment and to help our clients with their design decisions. We have tracked the retirement designs of the largest public companies around the world over many years, providing clients with data to better understand the true magnitude of the movement from defined benefit to defined contribution designs.

To further enhance our retirement consulting services, we dedicate significant resources to technology systems and tools to ensure the consistency and efficiency of service delivery in all our offices worldwide. We also maintain extensive proprietary databases that enable our clients to track and benchmark benefit plan provisions. Retirement typically lags reduction in discretionary spending compared to the other segments, mainly due to ongoing regulatory requirements for our clients. Our retirement consulting relationships are generally longer term in nature and client retention rates are high. Revenue for the retirement practice is seasonal, with most of the work we perform falling around calendar year end reporting and compliance requirements, as clients complete their pension plan valuations; thus, the third quarter of our fiscal year is seasonally strongest. Major revenue growth drivers in this practice include changes in regulations, economic uncertainty, increased global demand and increased market share.

Health and Group Benefits

Through our second largest line of business in the Benefits segment, Health and Group Benefits, we provide plan management consulting across the full spectrum of health and group benefits programs, including health, dental, disability, life and other coverage. We also advise clients on emerging issues specific to their interests and needs, including the impact of health care reform legislation on their plan strategy and related health plan changes, and the implementation and monitoring of innovative new programs such as wellness or care management. Clients seek our evidence-based, practical solutions to improve employee health, satisfaction and productivity while minimizing costs.

Globally, many health care systems are strained by shrinking resources and increasing demand due to population aging and changes in employees’ health status. Our health and group benefits consulting services help clients provide health and welfare benefits to attract and retain qualified employees and enhance the health and productivity of their workforce.

In the United States, the enactment of health care reform legislation has prompted employers to reevaluate their health plan strategies in light of expanded coverage requirements and new tax considerations. Also, given continued above-inflation increases in health care costs, employers are seeking new and proven solutions for managing plan costs and engaging members. An increasing number of employers are adopting consumer-oriented health care approaches that encourage employees and retirees to participate more actively in health care buying decisions. These models put employees in charge of spending their own health care dollars and provide them with appropriate incentives, tools and information to make wiser health purchasing decisions.

We believe we have one of the strongest networks in the health and group benefits consulting business. We manage numerous collective purchasing initiatives (e.g., pharmacy, retiree health) that enable employers to achieve greater value from third-party service providers than they can realize on their own. Our approach to health and group benefits consulting emphasizes health and productivity, pharmacy, provider quality, effective communication, and data and metrics. Our global services include:

•	Program strategy, design and pricing;

•	Health condition management consulting;

•	Pharmacy benefit management consulting;

•	Workforce well-being evaluation and wellness and health promotion consulting;

•	Performance measurement and monitoring;

•	Development of funding strategies and forecasting, budgeting and reserve setting;

•	Vendor evaluation, selection and management; and

•	Claims audits and pre- and post-implementation audits.

Technology and Administration Solutions

Our Technology and Administration Solutions line of business, the third largest within the Benefits segment, provides benefits outsourcing services to hundreds of clients across multiple industries. Our world-class solutions are supported by our technology systems, including our BenefitConnect system in the United States, and our dedicated, regional service centers.

Supporting more than six million plan participants, we provide:

•	Pension and retirement plan administration; and

•	Health and welfare administration.

We have a 30-year track record of success in benefits outsourcing. We provide clients with three distinct delivery model options to help meet the needs of employers of all types, ranging from a full outsourcing option to co-sourcing along with our clients’ internal benefits departments to providing system support only.

For retirement administration, BenefitConnect includes case management and administration tools to assist plan sponsors in managing the entire life cycle of pension administration, from new hire to retirement, and employee self-service tools that enhance employees’ understanding of their retirement benefits’ future value. For health and welfare administration, BenefitConnect is a customizable, web-based application that combines self-service employee tools with administrative and call-center components to facilitate the administration and management of health and welfare benefits.

In the United Kingdom, we are a leader in retirement administration outsourcing and flexible benefits administration services to the private sector, using highly automated processes and web technology to enable members to access their records and improve their understanding of their benefits. Our technology also provides trustees and human resources departments with timely management information to monitor activity levels and reduce administration costs. In markets outside the United States with more complex defined contribution arrangements, we have deployed sophisticated defined contribution technology, processes and controls. Our defined contribution administration model in Germany and the United Kingdom leverages web technology and provides clients with “back office” reconciliation, while offering the clients the option to outsource or co-source the front-office operations as needed. Participants can access data allowing them to be self-sufficient in managing their portfolios.

Within the United States, our client retention rates are approximately 94 percent for the 12 months ended June 30, 2010 as compared to the prior year period.

International Consulting Group

To help multi-national companies face the challenges of operating in the global marketplace, Towers Watson provides expertise in dealing with international human capital management and related benefits and compensation advice for corporate headquarters and their overseas subsidiaries. Through our global specialists and in cooperation with our local offices worldwide, we help multi-national companies on a range of issues, including: financial, accounting, cost and risk-control solutions for employee benefit plans globally, global actuarial services, and cross-border support for benefit plan consolidation in mergers, acquisitions and divestitures.

Risk and Financial Services Segment

Within the Risk and Financial Services segment, our second largest at approximately 23 percent of revenue during the six months ended June 30, 2010, we have three lines of business:

•	Risk Consulting and Software;

•	Investment Consulting and Solutions; and

•	Reinsurance and Insurance Brokerage.

The segment is united by an approach to client issues that focuses on risk and capital management. We help companies around the world improve business performance by effectively integrating risk management with their overall financial management framework. We work with a variety of client executives: chief financial officers and treasurers, chief risk officers and senior actuaries, reinsurance buyers, and pension plan sponsors and trustees. Two of our lines of business, Risk Consulting and Software and Reinsurance and Insurance Brokerage, have a particular focus on the insurance industry, while Investment focuses primarily on pension plans. However, all three of our businesses also apply their expertise to serve broader markets.

We believe we can add significant value to our clients by bringing a wider range of Towers Watson products and services to bear in addressing the issues they face. Our RiskCapital Solutions™ reflects this approach, combining risk consulting and software solutions with brokerage to assist insurance executives in more holistically managing their risk management and reinsurance brokerage/risk transfer decision-making. Investment often works with colleagues in our Benefits segment on retirement financial management issues. In the future, we will look for more opportunities to combine our services to respond in innovative ways to client needs.

We have also developed a range of financial modeling software products. Our products bring together innovative actuarial thinking with software expertise to provide comprehensive solutions for our insurance clients to measure value, manage risk and monitor capital adequacy. Our software solutions support a variety of activities, ranging from asset-liability modeling and product development to economic capital aggregation and allocation. These are used internally for consulting projects and licensed to clients around the world.

Risk Consulting and Software

The largest line of business within Risk and Financial Services, Risk Consulting and Software is primarily focused on the insurance industry. Our associates use deep analytical skills to solve practical business problems facing the insurance industry by applying the latest techniques and software solutions to help our clients improve business performance and create competitive advantage in areas such as financial and regulatory reporting, risk and capital management, mergers and acquisitions, corporate restructuring, and product and market strategies. We are also a leading provider of financial modeling software to the insurance industry. Our clients include 75 of the top 100 leading global insurance companies. Among professional service firms, we have one of the largest groups of actuaries serving the insurance industry.

Through our legacy companies, we pioneered the use of enterprise risk management to help insurance companies identify and control their key risks, enhance risk-adjusted returns and meet strategic objectives. We are a major provider of actuarial valuation and due diligence support for insurance industry mergers, acquisitions and restructurings. We also help our clients value liabilities and economic value for financial reporting and management purposes and we provide other services such as product development, predictive modeling, strategies for entry into new markets, claim consulting and catastrophe modeling. We also help non-insurance entities with risk management issues such as evaluating and optimizing their insurance programs as part of their overall risk and capital management processes, and designing and implementing risk mitigation strategies for their retirement programs to align their risk profile with overall financial objectives.

Investment Consulting and Solutions

Investment Consulting and Solutions is the second largest line of business within the Risk and Financial Services segment. Our Investment business helps our clients manage investment complexity, establish their risk tolerance and improve governance.

We have one of the industry’s largest investment consulting practices. Our business is focused on creating value for institutional investors, primarily defined benefit and defined contribution pension plans, through independent, best-in-class investment advice. We provide coordinated investment strategy advice—

based on expertise in risk assessment, asset-liability modeling, strategic asset allocation policy setting and investment manager selection—to some of the world’s largest pension funds and institutional investors. We advise more than 1,000 pension funds, and we are a leader in creating innovative pension risk management solutions.

We have a large investment strategy team with more than 100 investment manager research professionals covering all asset classes from mainstream equities and fixed income to alternative investments, including hedge funds and private equity. With deep specialist expertise in asset management and actuarial science, we provide practical, independent advice tailored to meet the needs of our clients.

While Investment clients primarily include defined benefit and defined contribution pension plans, we see significant growth potential in other areas, including insurance company asset management, endowment funds and sovereign wealth funds.

Reinsurance and Insurance Brokerage

Reinsurance and Insurance Brokerage is the third largest line of business in the Risk and Financial Services segment. Our Brokerage business primarily serves as an intermediary between our clients and the insurance and reinsurance and capital markets. The substantial majority of our business is providing global reinsurance intermediary services and consulting expertise. We maintain trading relationships with more than 200 reinsurers and Lloyd’s underwriters.

We help our clients with reinsurance strategy and program review, claims management and program administration, catastrophe exposure management, contract negotiation and placement, and market security issues. Our integrated approach to risk and capital management helps our clients allocate, use and protect the capital they need to achieve financial objectives.

While most of our clients are insurance companies, our Brokerage business also places insurance programs for corporate clients. We have offices in North America and Europe to serve clients in all the major insurance markets. Our London office places reinsurance for Lloyd’s Syndicates and European insurance companies. In addition, it acts as a correspondent broker, placing reinsurance for North American companies into Lloyd’s of London. Together with Risk Consulting and Software, our Brokerage business has an on-the-ground presence in Bermuda to access and serve this important market.

Talent and Rewards Segment

Our third largest segment, Talent and Rewards, comprises approximately 16 percent of revenue for the six months ended June 30, 2010 and is focused on three lines of business:

•	Executive Compensation;

•	Rewards, Talent and Communication; and

•	Data, Surveys and Technology.

Executive Compensation

We advise our clients’ management and boards of directors on executive pay programs, including base pay, annual bonus, long-term incentives, perquisites and other benefits. This work includes helping clients understand market practices relative to levels of compensation as well as the design of incentive programs. We also provide clients with executive pay related transactional support associated with various transactions such as mergers, acquisitions, divestitures, executive transitions and business restructuring. We have a global network of executive pay practitioners that allows us to provide comprehensive solutions to our clients. We maintain a number of proprietary databases that provide us with competitive advantage.

Rewards, Talent and Communication

From this line of business, we provide a broad array of capabilities in designing and implementing human resources programs and processes that touch employees, managers and leaders. Our solutions cut across the employment lifecycle, from attracting and deploying talent to managing and rewarding employees’ performance to developing their skills and providing relevant career paths to help retain and engage them over time.

Our primary practice areas are:

•

Talent Management. We help organizations develop integrated programs and processes to identify clients’ leadership and workforce needs, develop leaders and employees, and provide performance management to align goals and incentives for those employees and leaders with the critical drivers of business performance. Also within this practice, our human resources effectiveness services help clients implement the right human resources structure, service delivery model and staff to meet the needs of both the organization and employees efficiently and effectively.

•

Rewards. We provide the strategy, design and execution support for compensation programs to help clients optimize their reward spend and ensure their programs drive the behaviors and performance required to meet key business goals. Within this practice, we also have a sales effectiveness and rewards service offering focused on sales force productivity and incentives.

•

Communication and Change Management. We offer deep expertise in change management, organizational effectiveness and communication to support our consulting services and help drive employee engagement and align behavior with business results.

Data, Surveys and Technology

This line of business combines data, analytics and software to enable more effective management of people and human resources programs. It brings together our capabilities in employee surveys, global databases, and talent management and rewards technology.

This business includes our global compensation databases, employee survey practice, human capital metrics and analytics benchmarking offering, and software applications related to talent, performance and compensation management. These practices generate recurring revenue by leveraging data, technology and a pool of staff resources that can be flexibly deployed.

We have data and tools that our competitors cannot easily match. Our compensation databases cover almost 100 countries across six continents to support global clients wherever they do business. Our employee surveys offer clients access to the world’s largest normative database of employee attitudes and opinions. Our human capital metrics database provides benchmarks on key workforce and human resources measures and analyzes how they link to and drive business performance.

Competition

The human capital management consulting industry is highly competitive. We believe there are significant barriers to entry and we have developed competitive advantages in providing human resources consulting services. However, we face intense competition from several different sources.

Our principal competitors in the global human resources consulting industry are Mercer HR Consulting (a Marsh & McLennan company) and Aon Consulting (an Aon company), which recently announced it will acquire Hewitt Associates, another major competitor. In addition to these firms, the industry includes other benefits and compensation firms and the human resources consulting divisions of diversified professional service firms, such as Deloitte, Accenture and PricewaterhouseCoopers. Beyond these large players, the global human resources consulting industry is highly fragmented.

Our major competitors in the insurance consulting and solutions industry include Milliman, Oliver Wyman (a Marsh & McLennan company) and the big four accounting firms. In the reinsurance brokerage industry, our major competitors are Aon Benfield (an Aon company), Guy Carpenter (a Marsh & McLennan company) and Willis.

The market for our services is subject to change as a result of economic, regulatory and legislative changes, technological developments, and increased competition from established and new competitors. We believe the primary factors in selecting a human resources consulting firm include reputation, the ability to provide measurable increases to shareholder value and return on investment, global scale, quality of service and the ability to tailor services to clients’ unique needs. We believe we compete favorably with respect to these factors.

Our History

On January 1, 2010, Towers Perrin and Watson Wyatt merged to create Towers Watson, a leading global professional services firm focused on providing consulting services, brokerage services, and technology and administration solutions related to employee benefits, human capital and financial risk management.

Watson Wyatt traces its roots back to the actuarial firm R. Watson & Sons, founded in 1878 in the United Kingdom. In 1946, The Wyatt Company was established as an actuarial consulting firm in the United States. Over the next few decades, the U.S.-based firm branched out into such other services such as health care and compensation consulting and broadened its global reach, establishing offices throughout Canada, Europe, Latin America and Asia. In 1995, the two firms formed a global alliance and began operating as Watson Wyatt Worldwide. In 2000, the U.S.-based arm of the alliance completed a successful initial public offering and began trading on the NYSE under the symbol “WW.” In August 2005, the two firms formally combined into one.

Towers Perrin’s predecessor firm, Henry W. Brown & Co., was founded in 1871. Towers, Perrin, Forster & Crosby, Inc. was incorporated in Philadelphia, Pennsylvania, on February 13, 1934. The firm opened for business with 26 employees and initially operated a Reinsurance Division and Life Division. The firm eventually began to specialize in pensions and other employee benefit plans. Over the decades, the firm grew, diversified, globalized and was renamed Towers Perrin in 1987.

Employees

We employed approximately 12,750 associates as of June 30, 2010, in the segments listed below; in addition, we have a number of part-time and contract associates whose numbers will fluctuate based on demand.

	As of June 30,
	2010	2009
Benefits	6,165	4,255
Risk and Financial Services	2,030	985
Talent and Rewards	1,990	1,035
Other	215	225
Business Services (incl. corporate and field support)	2,350	1,200

Total associates	12,750	7,700

Our associates are not subject to collective bargaining agreements, except in four countries: Brazil, Germany, Belgium and the Netherlands. Associates subject to collective bargaining agreements comprise less than one percent of our workforce and we believe relations between management and associates are good.

We continually emphasize the importance of client service to all of our associates. Our mission is to contribute to our clients’ success and help them improve their business results, and our stated mission, vision and values are reinforced through our internal communication channels and performance standards. We familiarize new associates with these values within their first month of employment and continue to reinforce them throughout their careers.

In addition, we have established standards for quality and professional excellence, which include guidelines on, among other things, how we accept new clients and projects, handle potential conflicts of interest, and define, plan and perform our work to the highest level of professional standards. We have a dedicated staff of more than 50 professionals who act as advisory resources to management and associates on such issues as quality, client/prospect acceptance, and contracting. They also conduct and oversee regular office, practice and project reviews to ensure compliance with our professional excellence policies.

Properties

As of June 30, 2010, we operated offices in more than 100 cities and 34 countries throughout North America, Europe, Asia-Pacific and Latin America. Operations of each of our segments are carried out in leased offices under operating leases that typically do not exceed 10 years in length. We do not anticipate difficulty in meeting our space needs at lease expiration.

The fixed assets owned by us represented approximately five percent of total assets as of June 30, 2010, and consisted primarily of computer equipment and software, office furniture and leasehold improvements.

Legal Proceedings

From time to time, we are a party to various lawsuits, arbitrations or mediations that arise in the ordinary course of business. See Note 11, “Debt, Commitments and Contingent Liabilities,” of the notes to our Consolidated Financial Statements contained herein for information on our legal proceedings.

Financial Information about Segments

For financial information about segments, see Note 16, “Segment Information,” of the notes to our Consolidated Financial Statements contained herein.

Financial Information by Geographic Area

For financial information by geographic area, see “Financial Statement Overview” in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained herein.

Working Capital

For a discussion of our working capital practices, see “Liquidity and Capital Resources” in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained herein.

MANAGEMENT

Board of Directors and Executive Officers

The following table contains information regarding our current directors and executive officers. The initial term of the individuals who currently serve as directors will expire at the first annual meeting of Towers Watson stockholders, with each such director to hold office until the earlier of their resignation or removal or the election and qualification of their respective successors. At each annual meeting of Towers Watson stockholders, each director will be elected for a one-year term expiring at the next annual stockholder meeting, with each such director to hold office until the earlier of their resignation or removal or the election and qualification of their respective successors. Executive officers hold their positions until the annual meeting of the Board of Directors or until their respective successors are elected and qualified.

Name	Age	Position
Executive Officers
John J. Haley	60	Chief Executive Officer and Chairman of the Board of Directors
Mark V. Mactas	58	President, Chief Operating Officer and Deputy Chairman of the Board
Walter W. Bardenwerper	59	Vice President, General Counsel and Secretary
James K. Foreman	52	Managing Director, North America
Julie J. Gebauer	49	Managing Director, Talent & Rewards
Patricia L. Guinn	55	Managing Director, Risk & Financial Services
Roger F. Millay	52	Vice President and Chief Financial Officer
Chandrasekhar (Babloo) Ramamurthy	54	Managing Director, EMEA
Gene H. Wickes	58	Managing Director, Benefits

Directors
Betsy S. Atkins	55	Director
John J. Gabarro	71	Director
Victor F. Ganzi	63	Director
Mark Maselli	49	Director
Gail E. McKee	51	Director
Brendan R. O’Neill	61	Director
Linda D. Rabbitt	61	Director
Gilbert T. Ray	65	Director
Paul Thomas	54	Director
Wilhelm Zeller	66	Director

John J. Haley has served as the Chief Executive Officer and as Chairman of the Board of Directors of Towers Watson since January 1, 2010. Previously, he served as President and Chief Executive Officer of Watson Wyatt beginning on January 1, 1999, as Chairman of the Board of Watson Wyatt beginning in 1999 and as a director of Watson Wyatt beginning in 1992. Mr. Haley joined Watson Wyatt in 1977. Prior to becoming President and Chief Executive Officer of Watson Wyatt, he was the Global Director of the Benefits Group at Watson Wyatt. Mr. Haley is a Fellow of the Society of Actuaries and is a co-author of Fundamentals of Private Pensions (University of Pennsylvania Press). Mr. Haley also serves on the boards of MAXIMUS, Inc., a provider of health and human services program management, consulting services and system solutions, and Hudson Highland Group, Inc., an executive search, specialty staffing and related consulting services firm. He has an A.B. in Mathematics from Rutgers College and studied under a Fellowship at the Graduate School of Mathematics at Yale University.

Mr. Haley’s qualifications to serve as Chairman of the Board of Directors of Towers Watson include the leadership and management experience he gained during more than thirty years of service as an employee, manager, officer, Chief Executive Officer and director of Watson Wyatt, as well as his service on the boards of other public companies and his substantive expertise in employee benefits and actuarial consulting.

Mark V. Mactas has served as the President and Chief Operating Officer and as a director of Towers Watson since January 1, 2010. Mr. Mactas became Towers Perrin’s Chief Executive Officer and Chairman of the Board of Directors in 2001, and became Towers Perrin’s President in 2000. He joined Towers Perrin’s New York office as an international consultant in 1980 and also spent seven years in Towers Perrin’s San Francisco office and five years in Towers Perrin’s Chicago office. Mr. Mactas previously managed Towers Perrin’s global Health & Welfare practice and has served as a member of Towers Perrin’s management committee. Mr. Mactas is a fellow of the Society of Actuaries and the Conference of Consulting Actuaries and is a member of the American Academy of Actuaries and the International Actuarial Association. In addition, he has served as president of the Conference of Consulting Actuaries and has served on the board of directors of the American Academy of Actuaries. He previously served on the Board of Directors and Executive Committee of the Association of Management Consulting Firms. He currently serves on the Executive Committee and the Board of Trustees of Save the Children. Mr. Mactas holds a B.A. degree in Mathematics and Economics from Lehigh University.

Mr. Mactas’s qualifications to serve as a director of Towers Watson include the leadership and management experience he acquired during his thirty-year career as an employee, manager, officer, Chief Executive Officer and director of Towers Perrin and his substantive expertise in employee benefits and actuarial consulting.

Walter W. Bardenwerper has served as Vice President, General Counsel and Secretary of Towers Watson since January 1, 2010. He served as Vice President and General Counsel of Watson Wyatt since joining Watson Wyatt in 1987 and served as Secretary since 1992. Mr. Bardenwerper was a director of Watson Wyatt & Company from 1992 to 1997. Mr. Bardenwerper was previously an attorney with Cadwalader, Wickersham & Taft and Assistant General Counsel and Secretary of Satellite Business Systems. Presently, Mr. Bardenwerper is a director of the Professional Consultants Insurance Company and has served on the Board of Directors of the Association of Management Consulting Firms. He has a B.A. with Honors in Economics and graduated Phi Beta Kappa from the University of Virginia, has a J.D. from the University of Virginia Law School and served as a law clerk to United States District Court Judge Albert W. Coffrin.

James K. Foreman has served as Managing Director of the North America region of Towers Watson since January 1, 2010. Prior to the Merger, Mr. Foreman served Managing Director of the Human Capital Group of Towers Perrin beginning June 2007, with overall responsibility for the global lines of business and geographic operations of Towers Perrin’s Human Capital Group. Mr. Foreman joined Towers Perrin in 1985 and worked for almost 20 years at Towers Perrin in a number of leadership positions, including Managing Director of Towers Perrin’s Health & Welfare practice and member of Towers Perrin’s board of directors from 2003 to 2005, before joining Aetna Inc. in 2005 to become the executive vice president of their national businesses division. He rejoined Towers Perrin in June 2007. Mr. Foreman holds a B.A. in Business Economics from the University of California at Los Angeles.

Julie J. Gebauer has served as Managing Director of Towers Watson’s Talent and Rewards business segment since January 1, 2010. Beginning 2002, she served as a Managing Director of Towers Perrin and led Towers Perrin’s global Workforce Effectiveness Practice and the global Towers Perrin-International Survey Research Corporation line of business. Ms. Gebauer was a member of Towers Perrin’s board of directors from 2003 through 2006. She joined Towers Perrin in 1986 as a consultant and held several leadership positions at Towers Perrin, serving as the Managing Principal for the New York office from 1999 to 2001 and the U.S. East Region Leader for the Human Capital Group from 2002 to 2006. Ms. Gebauer is a fellow of the Society of Actuaries and is an Enrolled Actuary in the Joint Board for Enrolled Actuaries. Ms. Gebauer graduated Phi Beta Kappa from the University of Nebraska-Lincoln with a B.S. in Mathematics and English.

Roger F. Millay has served as Vice President and Chief Financial Officer of Towers Watson since January 1, 2010, and he previously held the same position at Watson Wyatt from August 2008 until the consummation of the Merger. Prior to joining Watson Wyatt, Mr. Millay was with Discovery Communications LLC, a global cable TV programmer and digital media provider, where he served as Senior Executive Vice President and Chief Financial Officer beginning in 2006. At Discovery, he was responsible for the global financial functions, including accounting, treasury, budgeting, audit and tax. From 1999 to 2006, Mr. Millay was Senior Vice President and Chief Financial Officer with Airgas, Inc., an industrial gases and supplies distributor and producer. Mr. Millay has over 25 years of experience in financial officer positions, including roles at Arthur Young & Company, Citigroup, and GE Capital. He holds a B.A. degree from the University of Virginia and an M.S. in Accounting from Georgetown University’s Graduate School of Business, and he is a Certified Public Accountant.

Patricia L. Guinn has served as Managing Director of the Risk and Financial Services business group of Towers Watson since January 1, 2010. Previously, she served as Managing Director of the Risk and Financial Services business group of Towers Perrin beginning in 2001. She was a member of Towers Perrin’s board of directors from 2001 through 2004 and from 2007 until the consummation of the Merger. She joined Towers Perrin in 1976 and has held a number of leadership positions at the firm. She is a fellow of the Society of Actuaries, a member of the American Academy of Actuaries and a member of the Conference of Consulting Actuaries. She also currently serves as a trustee of the Actuarial Foundation and as a member of the Board of Directors of the International Insurance Society. Ms. Guinn graduated with honors from Hendrix College with a B.A. degree in Mathematics.

Chandrasekhar (Babloo) Ramamurthy has served as Managing Director for Towers Watson in Europe, the Middle East and Africa since January 1, 2010. He was Vice President, Regional Manager (Europe) of Watson Wyatt from 2005 until the consummation of the Merger, and he served as a member of Watson Wyatt’s board of directors from 2005 to 2008. He joined The Wyatt Company in 1977. Following the establishment of the global Watson Wyatt Worldwide alliance in 1995, Mr. Ramamurthy became a partner of Watson Wyatt LLP. Mr. Ramamurthy was based primarily in London, although between 1983 and 1986 he transferred to the international benefits and compensation consulting team based in the New York region, where he dealt primarily with the head offices of U.S. multinational companies. Upon returning to Europe, Mr. Ramamurthy was the account manager for a number of the company’s major clients in the United Kingdom, advising on a broad range of human capital and employee benefits issues both in the United Kingdom and overseas. Mr. Ramamurthy was the Head of the

European Benefits Consulting Practice from 1999 to 2004, before being appointed Managing Partner of Watson Wyatt LLP in 2004, and has also served on Watson Wyatt LLP’s Partnership Board. Mr. Ramamurthy holds an honours degree in Mathematics from King’s College, London.

Gene H. Wickes has served as the Managing Director of the Benefits business segment of Towers Watson since January 1, 2010. Previously, he served as the Global Director of the Benefits Practice of Watson Wyatt beginning in 2005 and as a member of Watson Wyatt’s board of directors from 2002 to 2007. Mr. Wickes was Watson Wyatt’s Global Retirement Practice Director in 2004 and the U.S. West Division’s Retirement Practice Leader from 1997 to 2004. Mr. Wickes joined Watson Wyatt in 1996 as a senior consultant and consulting actuary. Prior to joining Watson Wyatt, he spent 18 years with Towers Perrin, where he assisted organizations with welfare, retirement, and executive benefit issues. Mr. Wickes is a Fellow of the Society of Actuaries and has a B.S. in Mathematics and Economics, an M.S. in Mathematics and an M.S. in Economics, all from Brigham Young University.

Betsy S. Atkins has served as a director of Towers Watson since January 14, 2010. She has been the Chief Executive Officer of Baja Ventures, an independent venture capital firm focused on the technology and life sciences industry, since 1994. In 2009, Ms. Atkins served as Chief Executive Officer and Chairman of Clear Standards, Inc. prior to its sale to SAP AG. She previously served as Chairperson and Chief Executive Officer of NCI, Inc., a neutraceutical functional food company, from 1991 through 1993. Ms. Atkins also co-founded Ascend Communications, a manufacturer of communications equipment, in 1989, where she was also a member of the board of directors until its acquisition by Lucent Technologies, a telecommunications systems, software and products company, in 1999. Ms. Atkins currently serves on the board of directors of Polycom, Inc., SunPower Corp. and Chico’s FAS, Inc. From 2004 to May 2010, she served as a director of Reynolds American, Inc. From 2005 to 2006, Ms. Aktins served as a director of Vonage Holdings. From 2001 to 2003, she served as a presidential appointee to the Pension Benefit Guaranty Corporation board of directors. Ms. Atkins holds a B.A. in History from the University of Massachusetts.

Ms. Atkins’s qualifications to serve as a director of Towers Watson include her prior experience as the chief executive officer of several companies, as well as her more than 20 years of experience serving as a director of a number of public companies.

John J. Gabarro has served as a director of Towers Watson since January 1, 2010. Previously, Mr. Gabarro served as a director of Watson Wyatt from 1999 to 2009, and was previously a director of Watson Wyatt & Company from 1995 to 1998. Mr. Gabarro has been on the faculty at the Harvard Business School since 1972, where he is the UPS Foundation Professor of Human Resource Management, Emeritus, having also served as Baker Foundation Professor. He has taught in Harvard’s M.B.A., Executive and Doctoral Programs. He has served as faculty chair of Harvard’s International Senior Management Program, twice as head of its Organizational Behavior unit, and most recently, as faculty chair of Harvard’s Advanced Management Program. Mr. Gabarro completed his M.B.A., doctorate and post doctoral work at Harvard before joining its faculty.

Mr. Gabarro’s qualifications to serve as a director of Towers Watson include his distinguished subject matter expertise in the fields of human capital and professional services, his extensive experience advising professional service firms and his prior service on the board of directors of Watson Wyatt and its predecessors.

Victor F. Ganzi has served as a director of Towers Watson since January 1, 2010. He is presently a consultant and corporate director. Mr. Ganzi was the President and Chief Executive Officer of The Hearst Corporation, a private diversified communications company, from 2002 to 2008. He served as Hearst’s Executive Vice President from 1997 to 2002 and as its Chief Operating Officer from 1998 to 2002. Prior to joining Hearst in 1990, Mr. Ganzi was the managing partner at the international law firm of Rogers & Wells (now part of Clifford Chance). Mr. Ganzi graduated summa cum laude from Fordham University with a B.S. in Accounting, received a J.D. degree from Harvard Law School and holds an L.L.M. in Taxation from New York University.

Mr. Ganzi currently serves as the lead director of Gentiva Health Services, Inc. and previously served as a director of Wyeth and Hearst-Argyle Television, Inc.

Mr. Ganzi’s qualifications to serve as a director of Towers Watson include his experience as a general counsel, chief financial officer and chief executive officer of a large diversified media company, as well as his expertise gained during a long career in both law and finance and his service on several boards of directors.

Mark Maselli has served as a director of Towers Watson since January 1, 2010. Mr. Maselli has also served as Managing Director of Health & Group Benefits, North America at Towers Watson since January 1, 2010. Mr. Maselli was a Principal of Towers Perrin from 2004 to 2009 and was a member of Towers Perrin’s board of directors from 2007 to 2009. He joined Towers Perrin in 2001 as a consultant. Mr. Maselli is an associate of the Society of Actuaries, a member of the American Academy of Actuaries and an Enrolled Actuary in the Joint Board for Enrolled Actuaries. Mr. Maselli graduated from Rutgers University with a B.A. in Mathematics and Economics.

Mr. Maselli’s qualifications to serve as a director of Towers Watson include his extensive experience in the consulting industry, particularly his expertise in employee benefits and actuarial consulting, his management experience at Towers Perrin and his prior service on the board of directors of Towers Perrin.

Gail E. McKee has served as a director of Towers Watson since January 1, 2010. She has also served as Managing Consultant of the Pacific Northwest at Towers Watson since January 1, 2010. Prior to the Merger, she worked at Watson Wyatt for over 15 years. At Watson Wyatt, she was a managing consultant, and she served on the Watson Wyatt board of directors. She has worked with large organizations on a broad range of domestic and international human resources programs for more than 20 years. Prior to joining Watson Wyatt, Ms. McKee worked for three years with The Walt Disney Company as the manager of international compensation and benefits, and prior to that position, as an account manager for Hewitt Associates for seven years. She holds a B.A. degree in English from the University of Washington and did graduate work at the business school at New York University. Ms. McKee is a Board of Trustee member of the Council on Employee Benefits, a founding member and President of the Human Resources Planning Society affiliate in the Pacific Northwest, and was a past member of the business school advisory board for Central Washington University.

Ms. McKee’s qualifications to serve as a director of Towers Watson include her in-depth knowledge of the consulting industry and its evolution, her strategic client and market relationships, her success in growing market penetration and revenue and her prior service as a director of Watson Wyatt.

Brendan R. O’Neill has served as a director of Towers Watson since January 1, 2010. He previously served as a director of Watson Wyatt from July 2006 to 2009. Dr. O’Neill was Chief Executive Officer and Director of Imperial Chemical Industries PLC (“ICI”), a manufacturer of specialty products and paints, until April 2003. From 2003 until 2006, Mr. O’Neill was an independent director for a range of companies. Dr. O’Neill joined ICI in 1998 as its Chief Operating Officer and Director, and was promoted to Chief Executive Officer in 1999. Prior to Dr. O’Neill’s career at ICI, he held numerous positions at Guinness PLC, including Chief Executive of Guinness Brewing Worldwide Ltd, Managing Director International Region of United Distillers, and Director of Financial Control. Dr. O’Neill also held positions at HSBC Holdings PLC, BICC PLC, Aegis Group PLC, and the Ford Motor Company. He has an M.A. from the University of Cambridge and a Ph.D. in Chemistry from the University of East Anglia, and is a Fellow of the Chartered Institute of Management Accountants (U.K.). Dr. O’Neill is also a director of Tyco International Ltd., Informa Group PLC and Endurance Specialty Holdings Ltd.

Dr. O’Neill’s qualifications to serve as a director of Towers Watson include his experience as the chief executive officer of an international business, his extensive accounting and finance experience and his prior service as an independent director of a number of companies, including Watson Wyatt.

Linda D. Rabbitt has served as a director of Towers Watson since January 1, 2010. She previously served as a director of Watson Wyatt from 2002 to 2009 and is the founder and Chief Executive Officer of Rand Construction Corporation, a commercial construction company founded in 1989 that specializes in building renovation and tenant build-outs. Prior to founding Rand Construction Corporation, Ms. Rabbitt was the co-founder and co-owner of Hart Construction Company, Inc., a commercial tenant construction company. From 1981 to 1985, Ms. Rabbitt was with KPMG (formerly Peat Marwick), where she was Director of Marketing from 1982 to 1985. Ms. Rabbitt previously served as a director of Brookfield Properties, a commercial real estate company, and currently is a Class C director of the Federal Reserve Bank of Richmond. Ms. Rabbitt is also a director of the Greater Washington Board of Trade and served as its Chair in 2002. Ms. Rabbitt has also served as a director of the Economic Club of Washington, D.C., as a director of Leadership Washington, and is Chairman of the Federal City Council and is a trustee of George Washington University. Ms. Rabbitt holds a B.A. from the University of Michigan, Ann Arbor and an M.A. from George Washington University.

Ms. Rabbitt’s qualifications to serve as a director of Towers Watson include her experience as a founder and chief executive officer of a prominent construction business, her prior experience with a global auditing/consulting firm and her service as a director of several other entities, including her prior service as a director of Watson Wyatt.

Gilbert T. Ray has served as a director of Towers Watson since January 1, 2010. Formerly, Mr. Ray served as a director of Watson Wyatt from 2000 to 2009. Mr. Ray was a partner of the law firm of O’Melveny & Myers LLP until his retirement in 2000. He practiced corporate law for almost three decades. He has extensive experience with corporate and tax exempt transactions, as well as international finance. Mr. Ray is a member of the boards of: two variable annuity funds managed by SunAmerica Asset management; Advance Auto Parts Company, a retailer of automotive parts; Diamondrock Hospitality, a real estate investment trust; and Dinequity, Inc., a restaurant management and franchise company. Mr. Ray is also a trustee of The John Randolph Haynes and Dora Haynes Foundation. He holds a B.A. in Business from Ashland University, an M.B.A. from the University of Toledo and a J.D. from Howard Law School.

Mr. Ray’s qualifications to serve as a director of Towers Watson include his expertise in corporate law and international finance, his long service as a partner of a major international law firm and his service on several other boards of directors, including his prior service as chair of the compensation committee of Watson Wyatt (and currently as chair of that committee for the Company), and as chair of the Nominating and Governance Committee of Advance Auto Parts.

Paul Thomas has served as a director of Towers Watson since January 1, 2010. He has been the Chief Executive Officer of Reynolds Packaging Group since February 2008, when Alcoa sold the business to the Rank Group. Mr. Thomas joined Alcoa in 1978 and, prior to the sale of its packaging businesses, most recently served as Executive Vice President for Alcoa and Group President for its Packaging and Consumer businesses. Mr. Thomas holds a B.S. in Material Sciences and Metallurgical Engineering from Lehigh University and an Executive M.B.A. from the University of Tennessee.

Mr. Thomas’s qualifications to serve as a director of Towers Watson include the leadership and management experience he gained serving in a number of executive positions, including chief executive officer.

Wilhelm Zeller has served as a director of Towers Watson since January 1, 2010. Formerly, he served as the chief executive officer of Hannover Re Group from 1996 until his retirement in June 2009. He is presently a consultant and corporate director. Prior to joining Hannover Re, Mr. Zeller was a member of the Executive Board of Cologne Re and then a member of the Executive Council of General Re Corporation, Cologne Re’s new principal shareholder. Currently, Mr. Zeller serves as a member of various advisory and supervisory boards in Germany as well as on the board of directors of Axis Capital Holdings Ltd. Mr. Zeller has received numerous awards and recognitions from worldwide trade periodicals including Reinsurance Personality of the Year and the Lifetime Achievement Award. He holds a B.A. in Business Administration from the University of Applied Sciences in Cologne, Germany.

Mr. Zeller’s qualifications to serve as a director of Towers Watson include his familiarity with the international insurance and reinsurance industry, his experience serving as the chief executive officer of a reinsurance company and his service as a member of a number of boards.

Board Structure and Committee Composition

As of the date of this prospectus, our Board of Directors consists of twelve directors, eight of whom are “independent,” as defined in Rule 10A-3 of the Securities Exchange Act of 1934, as amended, and the listing standards of the NYSE and NASDAQ.

Our Board of Directors has an Audit Committee, a Compensation Committee, a Nominating and Governance Committee, and a Risk Committee. The current composition of our Audit Committee, our Compensation Committee, our Nominating and Governance Committee, and our Risk Committee and the function of each of the committees are described below.

Name	Audit Committee	Compensation Committee	Nominating & Governance Committee	Risk Committee
Outside Directors
Betsy S. Atkins				X
John J. Gabarro	X		C
Victor F. Ganzi**	C		X
Brendan R. O’Neill			X	X
Linda D. Rabbitt*		X		X
Gilbert T. Ray	X	C
Paul Thomas		X	X
Wilhelm Zeller		X		C
Inside Directors
John J. Haley
Mark V. Mactas
Mark Maselli
Gail E. McKee

*	— Lead Director

**	— Audit Committee Financial Expert

C	— Committee Chairperson

X	— Committee Member

Audit Committee

The Audit Committee’s principal responsibilities are to assist the Board of Directors in fulfilling the Board’s oversight responsibility relating to: the quality and integrity of the Company’s financial statements; the financial reporting process; the systems of internal accounting and financial controls; the performance of the Company’s internal audit function; the independent auditors’ qualifications, independence, performance and compensation; the Company’s compliance with ethics policies and legal and regulatory requirements; and review of related person transactions. The Audit Committee is currently composed of three independent directors, John J. Gabarro, Victor F. Ganzi and Gilbert T. Ray. The Board of Directors has determined that Mr. Ganzi is both independent and an audit committee financial expert, as defined by SEC guidelines and NYSE and NASDAQ listing standards.

Compensation Committee

The Compensation Committee is appointed by the Board of Directors to, among other things: (i) review and approve corporate goals and objectives relevant to compensation of the Company’s Chief Executive Officer and the other executive officers, evaluate the Chief Executive Officer’s performance in light of those goals and objectives, and either as a Committee or together with the other independent directors (as directed by the Board of Directors), determine and approve the Chief Executive Officer’s compensation based on this evaluation and (ii) review and monitor compensation plans. The Compensation Committee is currently composed of four independent directors, Linda D. Rabbitt, Gilbert T. Ray, Paul Thomas and Wilhelm Zeller.

Nominating and Governance Committee

The Nominating and Governance Committee provides assistance to the Board of Directors in fulfilling its responsibilities by: identifying individuals qualified to become directors consistent with the criteria established by the Board of Directors; approving the nomination of candidates for all directorships to be filled by the Board of Directors or by the stockholders of the Company; identifying directors qualified to serve on the committees established by the Board of Directors and recommending to the Board of Directors members for each committee to be filled by the Board of Directors; maintaining and reviewing the Company’s Corporate Governance Guidelines; and otherwise taking a leadership role in shaping the corporate governance of the Company and overseeing the evaluation of the Board of Directors and management. The Nominating and Governance Committee is currently composed of four independent directors, John J. Gabarro, Victor F. Ganzi, Brendan R. O’Neill and Paul Thomas.

Risk Committee

The Risk Committee assists the Board of Directors in exercising its oversight of the operational activities of the Company by providing oversight and guidance to members of management who are responsible for the timely identification, mitigation, and management of those risks that could have a material impact on the Company. The Risk Committee is currently composed of four independent directors, Betsy S. Atkins, Brendan R. O’Neill, Linda D. Rabbitt and Wilhelm Zeller.

Compensation Committee Interlocks and Insider Participation

None of the members of our Compensation Committee is or has at any time during the past year been an officer or employee of ours. None of our executive officers currently serves or in the past year has served as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our Board of Directors or Compensation Committee.

Code of Business Conduct and Ethics

We have adopted a Code of Business Conduct and Ethics that applies to all of our employees and officers, including the President and Chief Executive Officer, the Chief Financial Officer and the Controller. We have also adopted a separate Code of Business Conduct and Ethics for Directors. Both codes are available on our website at www.towerswatson.com. Any amendments to the codes, or any waivers of their requirements, will be disclosed on our website.

EXECUTIVE AND DIRECTOR COMPENSATION

Compensation Discussion and Analysis

Executive Summary

Our Compensation Discussion and Analysis will provide you with an overview and analysis of (i) our compensation programs and policies for certain of our executive officers identified below; (ii) the material compensation decisions made by the Compensation Committee (the “Committee”) of the Board of Directors under those programs and policies as reflected in the executive compensation tables that appear following this Compensation Discussion and Analysis; and (iii) the material factors that the Committee considered in making those decisions.

The Company’s executive compensation philosophy and the elements of our executive compensation program with regard to the six-month period from January 1, 2010, the effective date of the Merger, through June 30, 2010, the end of its fiscal year (the “Interim Post-Merger Period”), are summarized below:

•

The main objectives of the Company’s executive compensation program are attracting, motivating and retaining the best executives and aligning their interests with our strategy of maximizing stockholder value.

•

Total direct compensation under the Company’s executive compensation program consists of base salary, supplemental performance-based awards in the form of fiscal year-end bonuses and long-term incentive opportunities.

•

The Committee is responsible for evaluating and setting the compensation levels of our executive officers. In setting compensation levels for executives other than the CEO, the Committee solicits the input and recommendations of our CEO, John J. Haley, as well as the input and recommendations of our President and COO, Mark V. Mactas (with respect to those executive officers who report to the President).

•

Our total direct compensation is generally aligned with the market median of our peer group. Because the Company is in the process of integrating two legacy companies with different compensation philosophies, the current focus of the Committee is on ensuring that the total compensation of our executives is aligned with the market rather than undertaking a component-by-component mapping of each element of compensation to the market. It is the expectation of the Committee that, in due course, the Company will harmonize all elements of compensation for the full executive team.

•

Due to the need to focus on the strategic integration of the Company, for the foreseeable future, the compensation of our named executives will be more heavily weighted towards annual cash compensation than long-term incentives as compared with our peer group. Over time, the Committee will continue to evaluate both the level and mix of compensation to ensure that it continues to meet the best interests of the Company and its stockholders.

•	The Committee will continue to consider all relevant competitive factors in determining compensation for our named executive officers.

Named Executives

Under the heading “Executive Compensation,” we present a series of tables containing specific information about the compensation earned or paid for the Interim Post-Merger Period to the following individuals, whom we refer to as our named executives:

•	John J. Haley, President, Chief Executive Officer, Chairman of the Board and Director

•	Roger F. Millay, Vice President and Chief Financial Officer

•	Mark V. Mactas, President, Chief Operating Officer, Deputy Chairman of the Board and Director

•	James K. Foreman, Managing Director, North America

•	Gene H. Wickes, Managing Director, Benefits

The discussion below is intended to help you understand the detailed information provided in those tables and to put that information into context within our overall compensation program.

How We Determined and Assessed Executive Compensation for Our Named Executives

Following the Merger, the Company’s newly constituted Compensation Committee (the “Committee”) determined the compensation for our executive officers for the Interim Post-Merger Period. The Committee is responsible for evaluating the performance of the CEO and, either as a Committee or together with the other independent directors of the Board, determining and approving the CEO’s compensation. The Committee is also responsible for reviewing and approving performance reviews and compensation of the non-CEO executive officers taking into account recommendations by the CEO (and recommendations by the President with respect to those executive officers who report to the President) and administering the Company’s cash- and equity-based incentive plans.

The Committee determined that compensation for the Interim Post-Merger Period should be treated as transitional, in large part maintaining Watson Wyatt compensation programs for executives who had worked for that company prior to the Merger and maintaining Towers Perrin compensation programs for executives who had worked for that organization prior to the Merger. This approach reflected the Committee’s determination that it was necessary first to focus on integrating the management, operations and business plan of the two companies before implementing an integrated and comprehensive executive compensation structure, as well as the fact that prior to the Merger the two companies had different fiscal years and thus different compensation cycles.

At Watson Wyatt, executives’ total direct compensation traditionally consisted primarily of base salary, supplemental performance-based awards in the form of annual fiscal year-end bonuses, and long-term incentive opportunities that were settled in stock pursuant to its Performance Share Bonus Incentive Program (the “SBI Program”). The only component not available to all associates was the long-term incentive opportunity.

At Towers Perrin, executives’ total direct compensation likewise consisted of base salary and supplemental performance-based awards in the form of annual fiscal year-end bonuses. However, due to its status as a privately held company, Towers Perrin did not offer a long-term equity award program to its executives as an element of annual compensation. Rather, Towers Perrin maintained an additional annual compensation program in the form of a bonus for those employees known as “Principals,” who generally were owners of Towers Perrin shares. The Principal bonus program was a discretionary incentive program, and, in accordance with Towers Perrin’s private company structure, was a means by which Principals shared in Towers Perrin’s profits each year. The amount of the Principal bonus was based, in part, on the amount of the annual fiscal year-end bonus earned under the individual bonus program.

Based on the foregoing considerations, the Committee made the following executive compensation decisions for the Interim Post-Merger Period:

•

The Committee determined that the named executives should maintain their respective base salaries and target bonus percentages for the purposes of determining pro rata fiscal year-end bonuses for the Post-Merger Period;

•

The Committee awarded annual bonuses that generally were at or above target, based on discretionary assessments of relevant business unit performance, individual contributions to business performance, and overall financial results;

•

The Committee awarded stock options to executives who formerly had worked at Watson Wyatt with a grant date fair value equal to one-half of the target value of awards traditionally made under Watson Wyatt’s SBI Program. These awards took into account the fact that Watson Wyatt had suspended its SBI Program in anticipation of the closing of the Merger and in lieu thereof had awarded stock options for the six months prior to the Merger with a grant date fair value equal to one-half of the target values of SBI Program awards; and

•

As contemplated by Towers Perrin and Watson Wyatt in connection with the Merger, the Committee determined that it would not issue options to Towers Perrin executives relating to the six-month period ending June 30, 2010.

These compensation programs and determinations are discussed in greater detail below.

Elements of Our Executive Compensation Program

For the six months ended June 30, 2010, our named executive’s total direct compensation consisted primarily of the following integrated components: base salary, supplemental performance-based awards in the form of fiscal year-end bonuses, and, for the named executives from Watson Wyatt, a long-term incentive opportunity in the form of nonqualified stock options.

Base Salary

In order to provide a fixed level of compensation for the performance of an executive’s regular duties, the Company pays all of its named executives a fixed, annual base salary. For the six months ended June 30, 2010, the Committee maintained the base salaries that were in effect for each of the named executives at their respective organizations immediately prior to the Merger.

Fiscal Year-End Bonuses

The Company’s named executives participate in an annual fiscal year-end bonus program, which the Company provides in order to supplement base salary and reward achievement of individual, business segment/function and/or overall Company results for the most recently completed fiscal year. The bonus program was operated under the stockholder-approved Watson Wyatt Incentive Compensation Plan, which was assumed by the Company in the Merger. Pursuant to this program, for the six months ended June 30, 2010, the Committee maintained each named executive’s bonus target as a percentage of base salary that had been assigned to him at the company where he worked prior to the Merger, as shown in the table below:

Name	Target Bonus Percentage
John Haley	100.0%
Roger Millay	62.5%
Mark Mactas	125.0%
James Foreman	100.0%
Gene Wickes	62.5%

The amount of fiscal year-end bonuses awarded as a percentage of target is discretionarily determined. Following the end of the fiscal year, Mr. Haley’s Interim Post-Merger Period bonus was approved by the Board of Directors based on the recommendations of the Committee. The Committee recommended, and the Board of Directors approved, a pro-rated bonus of $571,875, equal to 125 percent of Mr. Haley’s target bonus.

The principal factors taken into account by the Committee in determining Mr. Haley’s bonus were his performance against a variety of objective and subjective performance criteria established by the Committee for the six months ended June 30, 2010. The primary financial goal established by the Committee was to exceed an adjusted earnings per share target of $1.65. Adjusted earnings per share include a normalized income tax rate and exclude transaction and integration costs resulting from the Merger, non-cash stock-based compensation arising from the Merger and amortization of Merger accounting intangible assets. The Committee determined that adjusted earnings per share was the most appropriate objective financial goal for measuring Mr. Haley’s performance during the Interim Post-Merger Period because the Company’s board and management use adjusted measures of income to evaluate management’s performance internally and separately evaluate management’s performance with respect to transaction and integration activities. Actual Diluted Earnings per Share for the six months ended June 30, 2010 were $0.89, and, following the adjustment for the items described above, Adjusted Earnings per Share for the six months ended June 30, 2010 as reported by the Company were $1.82. The Committee also evaluated Mr. Haley’s performance against a number of other established goals, including progress in achieving synergy cost savings in connection with the Merger and progress in establishing and communicating a new quality assurance program for the combined Company.

In determining partial year bonus payments for the six months ended June 30, 2010 for the named executives other than Mr. Haley, the Committee asked for recommendations from Mr. Haley and Mr. Mactas for each of their direct reports. In making their recommendations for the named executives, Mr. Haley and Mr. Mactas reviewed the performance of each of the named executives that reports to them against the executive’s individual goals for the Interim Post-Merger Period. For our named executives, these goals consist primarily of objectives addressing the financial performance and effective management of their respective business practice, region or corporate function. While this process reflects a methodical approach to evaluating the job performance of our named executives, achievement of these goals is evaluated subjectively and scored in four weighted performance domains, as described below. In making their recommendations, Mr. Haley and Mr. Mactas also took into consideration the named executive’s experience, the extent to which the named executive has contributed to the Company’s success during the Interim Post-Merger Period, bonus pool levels for the Company as a whole, peer group competitive data and relative pay levels of other Towers Watson associates.

The amount of fiscal year-end bonuses awarded as a percentage of target is discretionarily determined. Following the conclusion of the Interim Post-Merger Period, Mr. Haley and Mr. Mactas evaluated the performance of each of the other named executives by scoring their performance in four weighted performance domains, as follows: (i) business practice, region or corporate function (representing a qualitative assessment of financial and individual performance in leading their respective practice, region or corporate function) – 50 percent; (ii) Towers Watson (representing a subjective judgment of their contribution to the Company as a whole during the Interim Post-Merger Period) – 25 percent; (iii) Personal goals (representing individual goals that were developed for each named executive) – 15 percent; and (iv) Executive Committee (EC) participation (representing their contribution as a member of the Company’s EC) – 10 percent. Mr. Haley and Mr. Mactas assigned a rating to each of the other named executives for each performance category, which was then applied against the weighting for the particular category and totaled for each of the named executives to arrive at an overall performance rating for the fiscal year utilizing a six-point scale. A named executive’s actual bonus was based on this rating and the named executive’s applicable bonus funding percentage. The bonus funding percentage is the percentage of the Company-wide bonus pool that was subjectively allocated to each applicable practice, region or corporate function as a result of their performance during the Interim Post-Merger Period.

In making their recommendations within the framework discussed above, Mr. Haley and Mr. Mactas took into account each named executive’s responsibilities and accomplishments during the Interim Post-Merger

Period. In addition to the sustained profitability of the Company during the Interim Post-Merger Period relative to its peers despite a difficult economic environment and the significant distractions created as a result of the post-Merger integration, the bonus recommendations provided to the Committee by Mr. Haley and Mr. Mactas took into account the qualitative assessment described below of each named executive’s performance during the fiscal year.

During the Interim Post-Merger Period, Mr. Millay reorganized and integrated the finance and accounting functions of the two legacy organizations, and ran a very smooth “day one” operation that ensured that all billing and financial reporting systems were in place and functioning on the first business day following the effective date of the Merger. He also held effective meetings with the financial analysts who follow the Company, and introduced and oversaw successful implementation of a strategy for the Company to acquire a significant number of shares of Class B-1 Common Stock in an orderly fashion through a tender offer for Class B-1 shares, in order to allow the Company to reduce the potential impact from such shares on the market price of the Company’s Class A Common Stock and on the Company’s ability to raise capital through the sale of additional securities.

Mr. Mactas provided strong leadership in forming the combined executive team, and made significant contributions towards the integration of the two legacy companies. He successfully focused on controlling costs subsequent to the merger and maintaining the profitability of the combined Company, and he demonstrated pronounced leadership in the development of an integrated total rewards program on a global scale for the Company’s associates.

Mr. Foreman developed an organizational structure and selected a leadership team for the Americas Region during the Interim Post-Merger Period. He developed and announced the Client Development Group for the Americas and was successful in actively securing key client relationships. He also co-led a team that developed a global contracting and pricing policy for use by the merged Company. Although revenues were off slightly for the Americas Region, profits remained solid.

Mr. Wickes invested considerable energy in filling key leadership positions in the Benefits Segment. Under Mr. Wickes’ leadership, while revenue growth for the Benefits Segment came in slightly below expectations during the Interim Post-Merger Period, profitability results for the Benefits Segment were very good. Mr. Wickes also made significant contributions to the Company’s benefit redesign initiative in connection with the harmonization and integration of benefit programs globally.

Mr. Haley reviewed the performance of Messrs. Mactas and Millay (both of whom report directly to him) and Mr. Mactas reviewed the performance of Messrs. Foreman and Wickes (both of whom report directly to him). Based on their represented strong performance, Mr. Haley and Mr. Mactas recommended annual bonuses ranging from 106.5 percent to 122.4 percent of target for the other named executives who report to them, as set forth below.

Name	Area	Bonus as a Percentage of Target
Millay	F&A	115.2%
Mactas	COO	115.0%
Foreman	North America	106.5%
Wickes	Benefits Segment	122.4%

Mr. Haley discussed each recommendation with the Committee. The Committee has the discretion to increase or decrease each of these amounts (though not above the maximum incentive award established by the Committee, described under “Tax and Accounting Treatments of Elements of Compensation” below), but determined to approve all of the recommended payouts without adjustment.

Long-Term Incentive Compensation: Nonqualified Stock Options

Historically, Watson Wyatt had provided only its most senior executives with long-term incentive compensation under its SBI Program. The SBI Program was designed to advance Watson Wyatt’s executive compensation objectives by rewarding the achievement of strategic performance objectives with equity. As a result, Watson Wyatt weighted its SBI Program so that it provided a significant portion of its named executives’ total direct compensation opportunity. In anticipation of the Merger, Watson Wyatt’s Compensation Committee granted stock options as incentive compensation in lieu of establishing awards under the SBI Program for fiscal 2010. The options were granted to senior executives who otherwise would have been selected to receive SBI Program awards. Because the anticipated timing of the Merger fell six months into Watson Wyatt’s fiscal year, the Black-Scholes value of options granted was equal to approximately one-half of the target value of prior grants under the SBI Program.

The Committee determined to grant nonqualified stock options as incentive compensation to the named executives from Watson Wyatt to address these compensation considerations for the Interim Post-Merger Period. To address the six-month timeframe from the date of the Merger through the end of the fiscal year, the Committee granted options with a Black-Scholes value equal to approximately one-half of the target value of traditional grants under the SBI Program. The number of options granted was determined by reference to the SBI Program which had existed at Watson Wyatt, pursuant to which the target number of performance shares that could be earned by an executive represented a multiple of the cash portion (75 percent) of the named executive’s target bonus for the year of grant, with the multiples ranging from 2.0 for Mr. Haley and 1.25 for Mr. Millay to 1.0 for Mr. Wickes. Mr. Haley’s multiple is higher because his leadership is considered by the Committee to be critical to the Company. Mr. Millay’s multiplier, while not as high as Mr. Haley’s, is higher than for the other named executives from Watson Wyatt in order to reflect the significance of his role as Chief Financial Officer.

The options were granted on March 4, 2010 under the Company’s 2009 Long-Term Incentive Plan. The options were granted to high-performing senior executives of the Company from Watson Wyatt, including the named executives from Watson Wyatt. These executives were determined by the Committee to have a direct impact on or responsibility for driving strategy throughout the Company. The options have a seven-year term and were fully vested upon grant, so that participants will be able to realize value under their options only to the extent that the value of the Company’s stock price appreciates. The number of options granted to Messrs. Haley, Millay and Wickes was 51,403, 12,073 and 10,097, respectively.

Long-Term Incentive Compensation: Transaction Awards

In October of 2009, Towers Perrin issued awards of restricted stock units (RSUs) to certain Towers Perrin employees, including Mr. Foreman. Each RSU was a notional unit representing a contingent right to receive an equity, equity-equivalent or cash award, as determined by the Towers Perrin board, in the event of a change in control of Towers Perrin. The RSUs were intended to provide appropriate incentives to a designated, broad-based group of employees of Towers Perrin in order to retain the services of such persons in the event of a change in control. In Mr. Foreman’s case, his RSU award was also intended to provide him with an equity stake in any potential change in control transaction on a relatively equivalent basis as any other long-tenured Towers Perrin Principal, consistent with warrants he had been granted (but which have since expired by their terms without becoming exercisable) when he was rehired by Towers Perrin in June of 2007. Pursuant to the terms of the Towers Perrin RSUs, effective January 1, 2010, Mr. Foreman was granted a Transaction Award of 111,180 shares of restricted Towers Watson Class A Common Stock, which shares are generally subject to a three-year contractual vesting schedule and other restrictions.

Retirement and Savings Plan Benefits

Retirement and Savings Plans

Each of the named executives participates in a defined benefit plan sponsored by each of the respective legacy organizations that is available to associates in the United States. The Company’s sponsorship of such plans is consistent with our belief that defined benefit plans continue to represent a crucial and viable means for us to provide for the future retirement security of our associates and to encourage sustained service to the Company. More details regarding the defined benefit plans are included in the discussion following the Pension Benefits table on page 114. Also see the “Events Subsequent to the Interim Post-Merger Period” section beginning at page 107. Each of our named executives is also eligible to participate in a 401(k) plan that is available to associates in the United States.

Nonqualified Retirement Plans

The legacy organizations also sponsor nonqualified defined benefit plans and, at Watson Wyatt, a nonqualified defined contribution retirement plan in which our named executives participate, which provide benefits in excess of Internal Revenue Code (“Code”) limits. The purpose of these plans is to provide our senior executives in the United States with the retirement benefits they would have received in the absence of the Code limitations.

Employee Welfare Benefit Plans

Our named executives are eligible for medical, life insurance and other welfare benefits available to other associates, depending upon the organization they were employed by prior to the Merger and the region in which they are located. There are no special medical plans or other welfare plans for our named executives, except that the named executives from Watson Wyatt are covered by an excess personal liability policy that the Company provides only to certain of its senior executives from Watson Wyatt.

Severance Benefits

The Company has not entered into employment agreements with its named executives, but in the Merger the Company assumed arrangements that were in place at Towers Perrin. The Company maintains severance pay guidelines for U.S.-based Watson Wyatt associates, which would include the named executives from Watson Wyatt. The guidelines provide for severance pay in an amount equal to two weeks pay for each full year of the named executive’s service, up to a maximum of 24 weeks’ pay, or an amount equal to one week’s pay for each full year of service, whichever is greater, payable in a lump sum upon termination. These guidelines were enhanced on an interim basis from the effective date of the Merger through June 30, 2010. The enhances guidelines applied to associates whose employment was terminated due to lack of work or position elimination as a result of the Merger. The enhanced guidelines provided for severance pay in an amount equal to two weeks pay for each full year of the named executive’s service, plus four weeks, up to a maximum of 44 weeks’ pay, payable in a lump sum upon termination. Any severance benefits payable to a named executive in such circumstances would be entirely discretionary and would be subject to the approval of the Committee.

The Company assumed transaction-based compensation agreements that Towers Perrin entered into effective December 31, 2008 with certain of its Principals, including Messrs. Mactas and Foreman. These agreements provide for severance benefits in the event of a termination of employment under certain circumstances within two years after a Change in Control (as defined in the agreement). These agreements were provided to incent these executives to exert their maximum efforts for, and remain in the employ of, Towers Perrin leading up to, and during the transition period following, a “change in control.” The Merger constituted a change in control for purposes of the transaction-based compensation agreements.

Under the terms of the transaction-based compensation agreements, in the case of termination by the Company other than for “cause”, or by the executive officer for “good reason”, within two years after a Change in Control (or within one year prior to the change in control if the executive demonstrates the termination or event was in contemplation of the change in control), the Company will provide the executive officer with a lump-sum cash payment equal to the sum of the following, in addition to any previously accrued but unpaid payments and benefits: (1) a prorated bonus for the calendar year in which the termination occurs, calculated using: the average of the executive’s “Annual Bonus” (generally defined to include the bonuses received under the individual and principal bonus programs) in respect of the three (or fewer) completed calendar years (annualized with respect to any such calendar year for which the executive officer has been employed for only a portion of such year) immediately prior to the calendar year in which the change in control occurred; and (2) an amount equal to two times the executive officer’s “Annual Compensation” which is defined as the sum of (a) the executive’s base salary (as in effect prior to the termination or, if greater, immediately preceding the change in control), and (b) the executive’s target individual bonus (or, if greater, the average of the executive’s individual bonus in respect of the three (or fewer) calendar years immediately prior to the calendar year in which the change in control occurs). Payments under the transaction-based compensation agreements are reduced to the extent necessary to avoid application of the “golden parachute” excise tax and deduction limitations of the Code. The transaction-based compensation agreements do not provide for any payments upon the executive’s death or disability.

For purposes of the transaction-based compensation agreements, “cause” generally includes the executive’s termination of employment due to (1) the executive’s conviction of, or plea of guilty or no contest to, a felony; (2) the willful failure of the executive to perform his or her duties to the Company; or (3) the willful engaging by the executive in gross misconduct that is materially and demonstrably injurious to the Company, monetarily or otherwise. “Good Reason” generally includes: (1) any material reduction in (a) the executive’s base salary, or (b) the amount of the annual bonus; (2) the assignment to the executive of any duties materially inconsistent with the nature and status of the executive’s responsibilities immediately prior to the change in control, except where the executive’s overall duties and status among the Company and its affiliates are not substantially altered; (3) the executive’s duties, titles, responsibilities or authority (including offices and reporting relationships) are materially diminished except where the executive’s overall duties, title, responsibilities and authority among the Company and its affiliates are not substantially altered; or (4) required relocation of the executive more than fifty (50) miles from where the executive was based immediately prior to the change in control.

Tax and Accounting Treatments of Elements of Compensation

Section 162(m) of the Code disallows a tax deduction for the Company for individual executive compensation exceeding $1 million in any taxable year, excluding compensation that is considered to be “performance based.” Under the Incentive Compensation Plan, which was approved by the stockholders of Watson Wyatt and assumed by Towers Watson in connection with the Merger, annual fiscal year-end bonuses paid to senior executives may qualify as “performance-based compensation” that is not counted toward the $1 million limitation on deductibility of compensation.

At the beginning of fiscal year 2010, prior to the Merger, the Watson Wyatt Compensation Committee established the fiscal year (July 1, 2009 to June 30, 2010) as the performance period and established the maximum incentive award as 2.5 percent of net income for the performance period in the case of the CEO and any other participant who is a member of the Board, and 1.5 percent of net income for each other named executive. For fiscal year 2010, the Committee certified the amount of net income as defined under the plan for the performance period and each participant’s maximum award under the plan, and determined each participant’s actual award as described above. The bonuses actually paid were well below the maximum incentive awards established by the Watson Wyatt compensation committee.

As a result, the pro rata fiscal year-end bonuses for the six months ended June 30, 2010 paid to the executives under the Incentive Compensation Plan will not be counted toward the $1 million limitation on deductibility of compensation. Likewise, because they were granted under a stockholder-approved plan and other requirements were satisfied, the stock options awarded to executives who formerly worked with Watson Wyatt are not subject to the $1 million limitation on deductibility of compensation.

Compensation Decision Process and Methodology

Role of Compensation Consultants

The Committee is responsible for evaluating the compensation levels for each of the named executives of the Company and for administering the Company’s cash- and equity-based plans. Following the Merger, the Committee, shortly after it had been formed, retained Radford, an affiliate of Aon Corporation, Inc., as its compensation consultant to support the Committee in meeting those responsibilities. Radford’s work is performed directly under the guidance of the Committee, working in cooperation with management, to assist the Committee with executing its executive compensation-related responsibilities. In such a role, Radford serves as an objective third-party advisor in assessing the reasonableness of compensation levels and the appropriateness of the design of the Company’s evolving compensation program structure in supporting the Company’s current and future business strategy and human resource objectives. The Committee has the sole authority to retain and terminate the services of Radford.

For the six months ended June 30, 2010, Radford supported the Committee by:

•

Reviewing the Company’s competitive market data with respect to the CEO’s and senior executives’ compensation and conducting a competitive review and analysis of the Company’s current executive compensation program in comparison to competitive market survey data and executive pay at peer group companies, as described below;

•

Participating in all of the Committee’s meetings and conference calls (there were 10 such meetings or calls during the six months ended June 30, 2010) and, when requested by the Committee chair, in the Committee’s executive sessions;

•	Reviewing and providing input on the Company’s considerations for its future incentive program designs, including the Company’s aggregate usage of equity;

•	Assisting with transition issues related to the integration of Watson Wyatt and Towers Perrin compensation programs following the Merger; and

•	Providing information on executive compensation trends, as requested.

Also, for the six months ended June 30, 2010, the Company’s Human Resources department utilized internal Company executive compensation consultants to provide various services pertaining to executive compensation. These services included assisting in developing a preliminary future design of the Company’s compensation and incentive programs for the Committee’s consideration, recommending financial and other targets to be achieved under those programs, recommending changes to existing Watson Wyatt and Towers Perrin legacy plans and programs applicable to our named executives and other senior executives, and preparing analyses of financial data, peer group comparisons and other briefing materials for management’s review. Neither the Company’s Human Resources department nor its internal consultants had any direct role in the Committee’s deliberations or decisions.

Use of Peer Company Data

In making its determinations, the Committee relied on publicly available information for a select group of peer group companies, commissioned survey data and its own knowledge of the market for key executives.

The peer group was selected by the Committee based on the recommendations of Radford and input from management on the comparability of the business operations of potential peer group companies. Information regarding the peer group companies was utilized to inform decisions regarding the assessment of competitive pay levels and mix, annual performance/merit driven compensation and future program design, but not to “benchmark” or target a specific relative level of compensation.

The peer group companies include those few public companies with human resources consulting lines of business. Because many of the Company’s direct competitors are privately owned (e.g., the Hay Group) or are subsidiaries of larger public companies (e.g., Mercer Human Resource Consulting and Buck Consultants), the number of direct competitors for which public information is available for peer group comparison is limited. Therefore, additional peer group companies in other industries were selected using the following criteria: (a) reasonably comparable size (based on revenue and market capitalization); (b) positive earnings before interest, taxes, depreciation and amortization (“EBITDA”); (c) high human capital/low financial capital business model; and (d) global reach.

For conducting a competitive assessment of the compensation levels of each of its named executives in fiscal year 2010, the Committee approved a peer group of 18 companies, as follows:

•    AllianceBernstein Holdings L.P.

•    Aon*

•    Arthur J. Gallagher & Co.

•    CACI International Inc.

•    Cognizant Technologies Solutions

•    FTI Consulting, Inc.

•    Gartner, Inc.

•    Hewitt Associates, Inc.*

•    Huron Consulting Group

•    IHS Inc.

•    ManTech International Corporation

•    Marsh & McLennan Companies*

•    Navigant Consulting, Inc.

•    Paychex, Inc.

•    Robert Half International Inc.

•    SAIC, Inc.

•    SRA International, Inc.

•    Unisys

*	The full peer group is used while examining pay levels, while these direct competitors are the greater focus for pay practice information (i.e., the specific mix including base, bonus, long term incentives, etc.).

In comparison to the peer group of companies, Towers Watson was at the 65th percentile in terms of number of employees, the 76th percentile in terms of revenues, and the 47th percentile in terms of market capitalization. The competitive assessment performed by Radford indicated that overall, the Towers Watson executives’ target total direct compensation (target total cash plus actual 2009 equity grant value) is positioned between the market 25th and 50th percentiles for most executives, including the CEO. Towers Watson’s pay mix is generally weighted more towards cash compensation and less towards equity compensation in comparison to our peer group companies.

Stock Ownership Guidelines

For the six months ended June 30, 2010, the Company has kept in place the Watson Wyatt stock ownership guidelines for legacy Watson Wyatt associates. The stock ownership guidelines currently applicable are intended to align associates’ financial interest with the interests of other stockholders and the Company. No stock ownership guidelines are currently applicable to legacy Towers Perrin associates. The Committee is currently assessing the extent to which stock ownership guidelines will be applied on a global basis going forward.

For our named executives from Watson Wyatt, the guidelines call for accumulating and holding vested shares having a value in excess of 150 percent of base salary, with such guideline prorated over the first ten years of employment with the Watson Wyatt and Towers Watson. Each of our named executives had satisfied his guideline as of June 30, 2010, and owned substantially more stock than required by the guidelines.

Events Subsequent to the Interim Post-Merger Period

In August 2010, as part of its ongoing effort to develop an integrated and comprehensive executive compensation structure in tandem with the Board’s focus on integrating the management, operations and business plan of the legacy companies, the Committee has approved a number of compensation programs relating to the named executive officers. As part of the new compensation framework, executive officer annual base salaries were established and target bonus amounts for executive officers were set under the Company’s Incentive Compensation Plan (formerly the Watson Wyatt Incentive Compensation Plan) at 125 percent of salary for the Chairman and Chief Executive Officer, 100 percent of salary for the President and Chief Operating Officer and 80 percent of salary for the other named executives. Actual bonuses will continue to be determined discretionarily after the end of the fiscal year based on achievement of individual, business segment/function and/or overall Company results for the most recently completed fiscal year. The Committee expects to finalize the design of a long-term, equity-based compensation program in the near future.

Also in August 2010, the Committee and each legacy company approved a new stable value pension design for qualified and non-qualified pension plans maintained for U.S. associates, including the named executives. This new design will reduce the Company’s future pension expense and liability for retirement benefits. Effective December 31, 2011, benefit accruals will be frozen under the current benefit terms of the Towers Perrin Retirement Plan for U.S. Employees, the Watson Wyatt & Company Pension Plan for U.S. Employees, the Towers Perrin Retirement Income Restoration Plan, and the Excess Benefit Plan of Watson Wyatt & Company and Excess Compensation Plan of Watson Wyatt & Company, and benefits will accrue under the stable value pension design for service rendered on or after January 1, 2012.

Under the stable value plan design, the qualified and supplemental non-qualified plans will provide each eligible participant with a lump sum benefit equal to 15 percent of each covered year’s pay up to the Social Security wage base, and 20 percent of each covered year’s pay in excess of the wage base (including under the supplemental non-qualified benefit, pay in excess of limits for qualified plan benefits under the Code), with pay for these purposes consisting of salary, bonus when paid and, for non-executives, any overtime. The lump sum will be reduced for commencement prior to age 62. Participants in the qualified pension plan may, in most instances, choose to receive the value of their lump sum benefit as an annuity at the time of retirement. Participants in the non-qualified plans will have their benefit paid out in a lump sum six months after they separate from service. Benefits will not be capped based on years of service. Mr. Haley, who had previously reached the maximum service accrual under the Watson Wyatt & Company Pension Plan for U.S. Employees and the Excess Benefit Plan of Watson Wyatt & Company, will be eligible to begin accruing benefits under the new stable value pension design for his service after December 31, 2011.

The Committee and legacy Watson Wyatt also froze contributions under the Watson Wyatt Deferred Savings Plan, a non-qualified supplemental savings plan, effective immediately following the date that contributions are made with respect to the 2011 plan year.

Compensation of Executive Officers

General Overview

The tables and narratives set forth below provide specified information concerning the compensation of our named executive officers. The Summary Compensation Table below reports:

•

Compensation paid or accrued by Towers Watson with respect to services rendered to Towers Watson for the six months from January 1, 2010, the effective date of the Merger, to June 30, 2010, the end of the fiscal year;

•

With respect to Messrs. Haley, Millay and Wickes, who previously served at Watson Wyatt, compensation paid or accrued with respect to services rendered to Watson Wyatt for the six months of its fiscal year from July 1, 2009 to December 31, 2009, the day before the effective date of the Merger, and for the fiscal years ended June 30, 2009 and 2008; and

•

With respect to Messrs. Mactas and Foreman, who previously served at Towers Perrin, compensation paid or accrued with respect to services rendered to Towers Perrin for the fiscal years ended December 31, 2009, 2008 and 2007.

Summary Compensation Table

Name and Principal Position	Fiscal Year (1)	Salary ($)	Bonus ($) (2)	Stock Awards ($) (3)	Option Awards ($) (4)	Change in Pension Value and Non-Equity Nonqualified Deferred Compensation Earnings ($) (5)	All other Compensation ($) (6)	Total ($)
John J. Haley	2010	$457,500	$571,875	$0	$614,995	$1,460,279	$117,494	$3,222,143
President, Chief Executive Officer, Chairman of the Board and Director	2010	457,500	640,500	0	566,965	0	0	1,664,965
	2009	905,000	1,281,000	1,372,500	0	511,176	87,393	4,157,069
	2008	865,000	1,300,000	1,312,500	0	2,491,531	79,495	6,048,526

Roger F. Millay (7)	2010	275,000	198,000	0	144,444	122,900	33,123	773,467
Vice President and Chief Financial Officer	2010	275,000	200,000	0	133,160	71,619	1,800	681,579
	2009	481,250	558,000	322,266	0	120,607	6,900	1,489,023

Mark V. Mactas	2010	350,000	503,125	0	0	1,134,734	12,700	2,000,559
President, Chief Operating Officer, Deputy Chairman of the Board and Director	2009	700,000	2,513,281	0	0	1,075,745	127,584	4,416,610
	2008	681,250	2,376,883	0	0	1,239,982	82,604	4,380,719
	2007	618,750	1,945,001	0	0	605,980	83,694	3,253,425

James K. Foreman (8)	2010	267,500	285,000	5,283,274	0	157,690	12,700	6,006,164
Managing Director, North America	2009	535,000	1,678,250	0	0	382,197	84,796	2,680,243
	2008	532,500	2,000,000	0	0	223,591	46,171	2,802,262
	2007	284,375	1,253,360	0	0	73,947	7,507	1,619,189

Gene H. Wickes	2010	287,500	220,000	0	120,802	538,630	86,204	1,253,136
Managing Director, Benefits	2010	287,500	225,000	0	111,371	328,109	0	951,980
	2009	568,750	699,000	269,531	0	1,065	75,449	1,613,795
	2008	546,250	465,000	257,813	0	427,450	69,762	1,766,275

(1)	With respect to Messrs. Haley, Millay and Wickes, fiscal years include: (i) the six months from the effective date of the Merger, January 1, 2010 to June 30, 2010; (ii) the six months of Watson Wyatt’s fiscal year from July 1, 2009 to December 31, 2009; and (iii) Watson Wyatt’s fiscal years ended June 30, 2009 and 2008. For the fiscal year ended June 30, 2010, Mr. Haley’s base salary was $915,000, Mr. Millay’s base salary was $550,000, and Mr. Wickes’ base salary was $575,000.

With respect to Messrs. Mactas and Foreman, fiscal years include: (i) the six months from the effective date of the Merger, January 1, 2010 to June 30, 2010; and (ii) Towers Perrin’s fiscal years ended December 31, 2009, 2008 and 2007. For the six months ended June 30, 2010, Mr. Mactas’ annual base salary was $700,000 and Mr. Foreman’s annual base salary was $535,000.

(2)

Reflects the value of fiscal year-end bonuses earned during the six months from January 1, 2010, the effective date of the Merger, to June 30, 2010, and which are to be paid in September 2010. The fiscal year-end bonus program is a discretionary bonus program, which is designed to reward achievement of individual, business segment/function and/or overall results for Towers Watson during the fiscal year. For the six months ended June 30, 2010, Mr. Haley’s target bonus was 100 percent of his base salary,

Mr. Millay’s target bonus was 62.5 percent of his base salary, Mr. Mactas’ target bonus was 125 percent of his base salary, Mr. Foreman’s target bonus was 100 percent of his base salary and Mr. Wickes’ target bonus was 62.5 percent of his base salary. The amount of the bonus awarded as a percentage of target was discretionarily determined at fiscal year-end by Towers Watson’s Compensation Committee based on the achievement of individual, business segment/function and/or overall results for Towers Watson during the fiscal year.

As part of the terms of Mr. Foreman’s offer letter upon rehire, dated April 19, 2007, Towers Perrin agreed to pay him a hiring bonus of $1,500,000, payable in three annual installments of $500,000 each, to compensate for the loss of certain pension benefits from his prior employer. Each installment of the hiring bonus was subject to Mr. Foreman’s continued employment on each payment date. Had Mr. Foreman voluntarily left Towers Perrin before completing one year of service subsequent to receiving the hiring bonus payment for any year, he would have been responsible for repaying such amount. The amounts reflected in this column include the $500,000 hiring bonus for each of fiscal years 2009, 2008 and 2007.

(3)	With respect to Mr. Foreman, represents the grant date fair value under applicable accounting standards of a restricted stock award of restricted Class A stock of the Company made pursuant to a Transaction Award Agreement dated January 1, 2010 between Mr. Foreman and the Company. The Transaction Award Agreement was granted pursuant to an outstanding award of restricted stock units issued to Mr. Foreman under the Towers, Perrin, Forster & Crosby, Inc. Restricted Stock Unit Plan, under which Mr. Foreman had received an award of restricted stock units with respect to the common stock of Towers Perrin, payable in the form of a Transaction Award upon the closing of a change in control.

With respect to Messrs. Haley, Millay, and Wickes, represents, for the years shown, the aggregate grant date fair value under applicable accounting standards of performance-based deferred stock unit awards under Watson Wyatt’s SBI Program.

(4)	With respect to Messrs. Haley, Millay and Wickes, represents the aggregate grant date fair value under applicable accounting standards of options awarded under the Towers Watson & Co. 2009 Long Term Incentive Plan. Assumptions used in the calculation of these amounts are included in Note 14, “Share-based Compensation,” to our audited consolidated financial statements for the fiscal year ended June 30, 2010, on page F-45 of this prospectus.

(5)	Reflects any aggregate increase in actuarial present values during the six months ended June 30, 2010 of Messrs. Haley’s, Millay’s and Wickes’ accumulated benefits under the Watson Wyatt & Company Pension Plan for U.S. Employees and the Excess Compensation Plan of Watson Wyatt & Company. For the first six months of fiscal year 2010, any increase was determined using assumptions that are the same as those used in Watson Wyatt’s financial statements for the fiscal year ended June 30, 2009, except that retirement is assumed to occur at the earliest unreduced retirement age for the named executives, and no pre-retirement terminations or deaths are assumed to occur. For the second six months of fiscal year 2010, any increase was determined using assumptions that are the same as those used in Towers Watson’s financial statements for the fiscal year ended June 30, 2010, except that retirement is assumed to occur at the earliest unreduced retirement age for the named executives, and no pre-retirement terminations or deaths are assumed to occur. In addition, the aggregate increase in actuarial present value for Mr. Wickes reflects the increase for the six months ended June 30, 2010 in the value of his pension benefits under the Towers Perrin Retirement Plan for U.S. Employees and the Towers Perrin Retirement Income Restoration Plan for his service with Towers Perrin through 1996.

The earliest unreduced retirement age for Mr. Haley is age 62 based on the unreduced retirement age for benefits earned after June 30, 2008. As a result of the transition from prior pension plan provisions to post-2008 benefit provisions, the earliest unreduced retirement age for Mr. Haley changed from age 60 as of June 30, 2009 to age 62 as of December 31, 2009. Despite the additional accrued benefits payable at age 62, this caused the actuarial present value of his accumulated pension benefits to decrease by $1,043,547 for the period July 1, 2009 through December 31, 2009 (which under SEC rules is reported in the Summary Compensation Table above as zero ($0). The actuarial present value of his accumulated pension benefits increased by $1,460,279 for the period January 1, 2010 through June 30, 2010, resulting in a net increase of $416,732 for the fiscal year. The earliest unreduced retirement age for Messrs. Millay and Wickes is age 62 based on the unreduced retirement age for benefits earned after June 30, 2008.

The increases in the actuarial present values for Messrs. Haley, Millay, and Wickes for fiscal year 2010 of $416,732, $194,519 and $866,739, respectively, can be attributed to several factors. First, the increases are due to current salary levels raising the highest average compensation being used in the calculations for Messrs. Haley and Wickes. Second, Messrs. Millay and Wickes accrued an additional year of service (Mr. Haley was subject to the 25-year service cap). Third, because Messrs. Millay and Wickes are younger than the earliest unreduced retirement age, the present value increased because they are one year closer to the assumed retirement date and retirement benefits are thus assumed to be one year closer to payment. For Mr. Haley, his unreduced retirement age changed from age 60 to age 62, which caused a decrease in his present value as described above. Fourth, assumption changes made by Towers Watson for financial reporting purposes as of June 30, 2010 amplified the increase in the present value calculations. These changes included updates to the post-retirement mortality table, a decreased discount rate, and a decreased Excess Compensation Plan lump sum interest rate. These assumption changes increased the present value amounts by a range of 8 percent to 24 percent. In addition, Mr. Wickes’ increase in pension benefit value reflects the increase in value of his benefits under the Towers Perrin Retirement Plan for U.S. Employees and the Towers Perrin Retirement Income Restoration Plan from December 31, 2009 to June 30, 2010. The actuarial present value of his benefits under these plans as of December 31, 2009 was $473,540 and $227,430, respectively.

The amounts shown for fiscal year 2010 also include $0 above-market interest on the named executives’ balance in the Deferred Savings Plan for U.S. Employees of Watson Wyatt & Company (which we refer to as the “Watson Wyatt Deferred Savings Plan”). Interest is considered above-market to the extent it exceeds 120 percent of the applicable federal long-term rate. Nonqualified deferred compensation earnings and account balances under the Watson Wyatt Deferred Savings Plan are disclosed in the Nonqualified Deferred Compensation table of this prospectus.

The amounts shown also reflect the aggregate increase in actuarial present values during the six months ended June 30, 2010 of Messrs. Mactas’ and Foreman’s accumulated benefits under the Towers Perrin Retirement Plan for U.S. Employees (which we refer to as the “Towers Perrin Retirement Plan”) and the Towers Perrin Retirement Income Restoration Plan (which we refer to as the “Towers Perrin Restoration Plan”). For the six months ended June 30, 2010, the increase is determined using assumptions that are the same as those used in Towers Watson’s financial statements for the fiscal year ended June 30, 2010, except that retirement is assumed to occur at age 60 (the earliest unreduced retirement age for the named executives), and no pre-retirement terminations or deaths are assumed to occur. The specific relevant assumptions for the fiscal year ending June 30, 2010 include using a discount rate of 6.00 percent for the Towers Perrin Retirement Plan and post-retirement mortality based on the mortality assumption described in Section 430(h)(3)(A) of the Code for annuitants applicable in 2010. In addition, for the Towers Perrin Restoration Plan benefits, which are paid in four approximately equal annual installments, a post-retirement interest rate of 3.00 percent, a discount rate of 5.75 percent and post-retirement mortality based on the UP-94 static mortality table (blended 90/10 for males and females) were used to calculate the value as of June 30, 2010.

The increases in the actuarial present values for the six months ended June 30, 2010 can be attributed to several factors. First, the increases are attributable to increases in the participants’ accrued benefits for an additional year of service credited under the U.S. plans’ cash balance formula. Second, the present values increased because the executives are six months closer to the assumed retirement date and retirement benefits are thus assumed to be six months closer to payment. Third, assumption changes used for financial reporting purposes as of June 30, 2010 enhanced the present value calculations by a range of 3 percent to 5 percent for the executives. The most substantive change was the decrease in the post-retirement interest rate used for the Towers Perrin Restoration Plan. The variations of the benefit values earned from year to year can primarily be attributed to changes in interest rates used for reporting purposes and the post-retirement interest rate used for the Towers Perrin Restoration Plan and secondarily attributed to increases in the final average pay of the named executive (for 2007 only).

(6)	With respect to Messrs. Haley, Millay and Wickes, for the six months ended June 30, 2010, all other compensation consists of (a) Company matching contributions made to a legacy Watson Wyatt qualified savings plan in the amount of $7,350 for Messrs. Haley and Wickes and $5,550 for Mr. Millay; (b) Company contributions made to a legacy Watson Wyatt nonqualified deferred compensation plan in the amount of $78,031 for Mr. Haley, $31,859 for Mr. Wickes and $27,573 for Mr. Millay; and (c) payment for the annual cash out of excess unused paid time off (all U.S.-based legacy Watson Wyatt associates are subject to the same paid time off limits) in the amount of $32,113 for Mr. Haley and $46,995 for Mr. Wickes.

With respect to Messrs. Mactas and Foreman, for the six months ended June 30, 2010, all other compensation consists of (a) Towers Perrin matching contributions made to a qualified savings plan in the amount of $12,250 each for Messrs. Mactas and Foreman; and (b) premiums paid by Towers Perrin for group term life insurance in the amount of $1,296 each for Messrs. Mactas and Foreman.

Towers Watson provides to its named executives no perquisites or other personal benefits having an aggregate incremental cost for any named executive in excess of $10,000, and as a result, the value of any such perquisites or other personal benefits is not included in this column.

(7)	Mr. Millay commenced employment with Watson Wyatt on August 18, 2008.

(8)	Mr. Foreman was rehired by Towers Perrin effective June 18, 2007.

Grant of Plan-Based Awards During the Six Months Ended June 30, 2010

Name	Grant Date	All Other Stock Awards: Number of Shares of Stock (#) (1)	All Other Option Awards: Number of Securities Underlying Options (#) (2)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($) (3)
John J. Haley	March 4, 2010	0	51,403	$45.88	$614,995
Roger F. Millay	March 4, 2010	0	12,073	45.88	144,444
Mark V. Mactas	N/A	0	0	N/A	0
James K. Foreman	January 1, 2010	111,180	0	N/A	5,283,274
Gene H. Wickes	March 4, 2010	0	10,097	45.88	120,802

(1)	Represents the grant date fair value under applicable accounting standards of a restricted stock award of restricted Class A Common Stock of the Company made pursuant to a Transaction Award Agreement dated January 1, 2010 between Mr. Foreman and the Company. The Transaction Award Agreement was granted pursuant to an outstanding award of restricted stock units issued to Mr. Foreman under the Towers, Perrin, Forster & Crosby, Inc. Restricted Stock Unit Plan, under which Mr. Foreman had received an award of restricted stock units with respect to the common stock of Towers Perrin, payable in the form of a Transaction Award upon the closing of a change in control.

The Towers Watson restricted Class A Common Stock received by Mr. Foreman vests over a three-year period; one-third will vest automatically on each of the first three anniversaries of the effective date of the Merger, provided that Mr. Foreman remains an employee of Towers Watson or one of its subsidiaries as of each such anniversary. If Mr. Foreman’s employment is terminated without “cause” prior to the first anniversary of the Merger, one-third of his shares of Towers Watson restricted Class A Common Stock will be forfeited and the remaining shares will automatically fully vest. If Mr. Foreman’s employment is terminated without “cause” on or after the first anniversary of the Merger but on or before the third anniversary of the Merger, none of his shares of Towers Watson restricted Class A Common Stock will be forfeited, and all such shares will automatically fully vest upon such termination. In the event of a voluntary termination by, or a termination for “cause” of, Mr. Foreman, all of his then-unvested restricted Class A Common Stock will be forfeited.

(2)	For the six months ended June 30, 2010, the Company has maintained the compensation structures of the two legacy organizations, as the Company assesses and decides upon the post-Merger compensation structure. As a result, on March 4, 2010, the Committee granted nonqualified stock options to certain executives who prior to the Merger were with Watson Wyatt, as incentive compensation for the second half of fiscal year 2010 (i.e., January 1, 2010 through June 30, 2010), consistent with Watson Wyatt’s practice for the six months prior to the Merger following suspension of its long-term SBI Program (discussed in Note 2 to the Options Exercised and Stock Vested table below). As contemplated by the legacy companies, the Company did not issue options to key legacy Towers Perrin executives relating to the six months ended June 30, 2010.

The options have an exercise price equal to the grant date market price of the Company’s Class A Common Stock, are fully vested and exercisable, have a term of seven years from the date of grant, subject to earlier expiration upon certain termination of service events, require that shares issued under the option (net of any shares necessary to pay the exercise price or applicable taxes) may not be sold before the third anniversary of the option grant date, and have other customary terms and conditions.

(3)	For Messrs. Haley, Millay and Wickes, represents the grant date fair value of the options awarded determined in accordance with applicable accounting standards, based on the closing price of Towers Watson’s Class A Common Stock on the date of the award of $45.88 and utilizing a Black-Scholes factor of 29.10 percent.

For Mr. Foreman, represents the grant date fair value of the Company’s Class A Common Stock determined in accordance with applicable accounting standards based on the closing price of Watson Wyatt common stock on December 31, 2009, the date immediately preceding the effective date of the Merger.

Outstanding Equity Awards at 2010 Fiscal Year-End

	Option Awards			Number of Shares of Stock That Have Not Vested (#)	Market Value of Shares of Stock That Have Not Vested (3) ($)
Name	Number of Securities Underlying Unexercised Options (#) Exercisable (1)	Option Exercise Price (2) ($)	Option Expiration Date
John J. Haley	51,403	$45.88	3/4/17	0	$0
	55,530	42.47	9/9/16
Roger F. Millay	12,073	45.88	3/4/17	0	0
	13,042	42.47	9/9/16
Mark V. Mactas	0	N/A	N/A	0	0
James K. Foreman	0	N/A	N/A	111,180	4,319,343
Gene H. Wickes	10,097	45.88	3/4/17	0	0
	10,908	42.47	9/9/16

(1)	All options reported are fully vested and represent the right to purchase Towers Watson Class A Common Stock at the stated exercise price.

(2)	Represents the closing price on the date of grant of Watson Wyatt common stock (for those options issued prior to the Merger) or Towers Watson Class A Common Stock (for those options issued subsequent to the Merger).

(3)	Represents the market value of the unvested restricted shares based on the closing price of the Company’s Class A Common Stock on June 30, 2010 of $38.85.

Options Exercised and Stock Vested During the Six Months Ended June 30, 2010

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise (1) (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (2) (#)	Value Realized on Vesting (3) ($)
John J. Haley	0	$0	26,183	$1,244,216
Roger F. Millay	0	0	6,149	292,200
Mark V. Mactas	0	0	0	0
James K. Foreman	0	0	0	0
Gene H. Wickes	0	0	5,143	244,395

(1)	With respect to the named executives, no option awards were exercised during the six months ended June 30, 2010.

(2)	Represents grants of deferred stock units (“Performance Shares”) made pursuant to the Watson Wyatt SBI Program whose vesting was accelerated upon the change in control created by the Merger. In fiscal year 2008 and fiscal year 2009, the Watson Wyatt Compensation Committee (“WWCC”) had established awards with three-year performance cycles for fiscal year 2008 to 2010 (July 1, 2007 to June 30, 2010) and fiscal year 2009 to 2011 (July 1, 2008 to June 30, 2011), respectively. Under these awards, performance was measured as revenue and earnings per share for the fiscal year prior to the grant versus revenue and earnings per share in the third year of the performance period.

The SBI Program documents stated that the WWCC should accelerate the vesting of awards and provide for their immediate settlement in stock or cash in connection with a change in control, subject to the WWCC’s authority to assure fair and equitable treatment of participants in the SBI Program.

Accordingly, on September 4, 2009, the WWCC determined that, upon and subject to consummation of the Merger, the fiscal 2008 SBI Program awards would not vest, with the effect that nothing would be earned or paid under those awards, and that the fiscal 2009 SBI Program would be paid out at 100% of target. In reaching these determinations, the WWCC assessed performance to date and projections of performance. As a result of those evaluations, the WWCC concluded that it was not likely that Watson Wyatt would achieve the fiscal year 2008 to 2010 minimum performance metrics. With respect to the fiscal 2009 to 2011 performance period, the WWCC determined that it was appropriate to settle the awards at target in order to treat participants fairly, retain key talent, and take account of the fact that the level at which the relevant performance metrics might be met was, as the performance period would be only be halfway completed as of the effective date of the Merger.

As a result, the shares of the Company’s Class A Common Stock reported in the table above immediately vested and became payable to the Company’s named executive officers under the fiscal 2009 SBI Program upon consummation of the Merger.

(3)	Reflects the value as calculated based on the closing price of Watson Wyatt’s common stock on December 31, 2009 of $47.52 per share. The Towers Watson Class A shares were actually distributed on January 19, 2010. Based on the Company’s closing share price on the prior business day of $47.97, the actual value of stock paid on the distribution date was $1,255,999 for Mr. Haley, $294,968 for Mr. Millay and $246,710 for Mr. Wickes.

Pension Benefits At 2010 Fiscal Year-End

With respect to Messrs. Haley, Millay and Wickes, the table below provides information as of June 30, 2010 regarding the number of years of credited service, the earliest unreduced retirement age and the present value of accumulated benefits payable at that retirement age with respect to the Watson Wyatt & Company Pension Plan for U.S. Employees (which we refer to as the “Watson Wyatt Pension Plan”), the Excess Benefit Plan of Watson Wyatt & Company (which we refer to as the “Watson Wyatt Excess Benefit Plan”) and the Watson Wyatt Excess Compensation Plan (the “Excess Compensation Plan”), all of which were continued following the Merger. None of Messrs. Haley, Millay or Wickes has an accrued benefit under the Excess Benefit Plan as of fiscal year-end, and the Excess Benefit Plan is not separately listed.

Mr. Wickes received a $4,055 distribution from the Watson Wyatt Excess Compensation Plan during the six months ended December 31, 2009 to pay the employee portion of the Social Security tax attributable to benefits earned under the plan during fiscal year 2009, as well as amounts distributed to cover the income tax thereon. For Messrs. Haley and Wickes, the present value of accumulated benefits also reflected distributions of $167,241 and $25,741, respectively, from the Watson Wyatt Excess Compensation Plan during fiscal year 2009 to pay the employee portion of the Social Security tax attributable to benefits earned as of June 30, 2008, as well as amounts distributed to cover income tax thereon. No payments were made from any of these plans to Messrs. Haley or Millay during fiscal year 2010.

With respect to Messrs. Mactas and Foreman, the following table provides information as of June 30, 2010 regarding the number of years of credited service and the present value of accumulated benefits payable at normal retirement age with respect to the Towers Perrin Retirement Plan and the Towers Perrin Restoration Plan. With respect to Mr. Wickes, the table provides information regarding the benefits currently being paid which were earned under the Towers Perrin Retirement Plan and Towers Perrin Restoration Plan.

		Pension Benefits
Name	Plan	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($) (1)	Payments During the Six Months Ended June 30, 2010 ($)
John J. Haley	Watson Wyatt Pension Plan	33.17	$1,693,777	$0
	Watson Wyatt Excess Compensation Plan	33.17	11,812,757	0
	Total		13,506,534	0
Roger F. Millay	Watson Wyatt Pension Plan	1.83	56,291	0
	Watson Wyatt Excess Compensation Plan	1.83	258,835	0
	Total		315,126	0
Mark V. Mactas	Towers Perrin Retirement Plan	31	1,108,995	0
	Towers Perrin Restoration Plan	31	13,440,234	0
	Total		14,549,229	0
James K. Foreman	Towers Perrin Retirement Plan	24	492,478	0
	Towers Perrin Restoration Plan	24	1,609,837	0
	Total		2,102,315	0
Gene H. Wickes	Watson Wyatt Pension Plan	13.50	548,322	0
	Watson Wyatt Excess Compensation Plan	13.50	2,550,398	0
	Towers Perrin Retirement Plan	18	471,550	15,913
	Towers Perrin Restoration Plan	18	170,850	61,864
	Total		3,741,120	77,777

(1)

With respect to Messrs. Haley, Millay and Wickes (Watson Wyatt plans), the assumptions and methodology used in calculating the estimated present value shown in this column are the same as those used and disclosed in Note 10, “Retirement Benefits,” to our audited financial statements for the fiscal year ended June 30, 2010, on page F-28 of this prospectus, except the named executives are assumed to retire at their earliest unreduced retirement age (age 62), and no pre-retirement terminations or deaths are assumed to occur. Also, no additional compensation or service is assumed beyond the June 30, 2010 calculation date. The specific relevant assumptions include a discount rate of 6.00 percent and 5.75 percent, respectively, for the Watson Wyatt Pension Plan and the Watson Wyatt Excess Compensation Plan, and post-retirement mortality based on the mortality table described in Section 430(h)(3)(A) of the Code for annuitants. In addition, for the Watson Wyatt Excess Compensation Plan benefits which are payable as a lump sum, an interest rate of 3.00 percent and the 1983 Group Annuity Mortality table (blended 50/50 for males and females) were used in the calculations.

With respect to Messrs. Mactas, Foreman and Wickes (Towers Perrin plans), the assumptions and methodology used in calculating the estimated present value shown in this column are described in the narrative below.

Watson Wyatt U.S.-Based Pension Plans

The Watson Wyatt Pension Plan is a broad-based, tax-qualified defined benefit pension plan that provides a benefit to eligible associates of legacy Watson Wyatt. In general, all U.S. salaried and hourly associates who were employed by Watson Wyatt prior to the Merger or who are hired into a Watson Wyatt office prior to January 1, 2011, with the exception of temporary associates, leased associates and contract associates, are eligible to participate. Watson Wyatt Pension Plan benefits are based upon combined years of service with Watson Wyatt and Towers Watson and the highest consecutive 60-month average of total compensation (base pay, overtime and bonus). The credited service amounts shown in the table above for Messrs. Haley, Millay and Wickes represent actual combined years of service with Watson Wyatt and Towers Watson. No additional years of credited service have been granted to Messrs. Haley, Millay and Wickes under the Watson Wyatt Pension Plan.

The standard form of benefit payment under the Watson Wyatt Pension Plan is a single life annuity benefit for participants who are not married and a 100 percent joint and contingent annuity benefit for married participants. Alternatively, participants may elect a joint and contingent annuity with a continuation percentage of up to 100 percent, a certain and continuous annuity benefit with five or more years of guaranteed payments, or a combination of these, subject to the plan provisions, the Watson Wyatt Retirement Committee approval and statutory limits. The payout option must be elected by the participant before benefit payments begin.

The monthly benefit at normal retirement (age 65) under the Watson Wyatt Pension Plan is equal to 1.7 percent times the participant’s average monthly compensation for the 60 consecutive months with the highest compensation plus 0.4 percent times the average monthly compensation for the 60 consecutive months with the highest compensation that exceeds the Social Security Covered Compensation (as defined in the plan), all times the number of completed years and months of continuous service up to 25 years. Mr. Haley’s benefits are based on the maximum 25 years of credited service.

For terminations after June 30, 2003, the Watson Wyatt Pension Plan’s early retirement age is age 55 with five years of service (except as noted below for grandfathered associates). For associates who are eligible for early retirement and who retire prior to age 62, gross benefits are reduced 8 percent per year between ages 58 and 62, and 6 percent per year between ages 55 and 58. For deferred vested associates who retire prior to age 65, gross benefits are actuarially reduced from age 65. As of June 30, 2010, Mr. Haley and Mr. Wickes are eligible for early retirement benefits.

Associates who were employed by Watson Wyatt on June 30, 2003 are grandfathered in prior pension plan provisions for five years, or until June 30, 2008. During the five-year grandfathering period, eligible associates will continue to accrue benefits under the Watson Wyatt Pension Plan provisions in effect before July 1, 2003, except that the five-year certain and continuous annuity form of payment is not grandfathered. Under these provisions, the same formula described above is used except that an associate’s average pay is determined to be the highest average 36 consecutive months of total pay. In addition, the benefit can never be less than the June 30, 2003 accrued benefit indexed by 3 percent each year.

Benefits accrued under the grandfathered formulas were frozen on the earlier of June 30, 2008 or termination of employment, except for the formula that indexes the June 30, 2003 accrued benefit which will be frozen at termination of employment. At retirement or termination, whether before or after June 30, 2008, an associate’s accrued benefit will not be less than the frozen grandfathered benefit. If the associate terminates employment after age 50, the frozen grandfathered benefit will be reduced by 5 percent per year for commencement before age 60. For termination before age 50, this benefit will be actuarially reduced from age 65. Grandfathered associates who attain age 50 with 10 years of service will be eligible for early retirement under the Watson Wyatt Pension Plan. Messrs. Haley and Wickes currently qualify for the grandfathered Watson Wyatt Pension Plan provisions and are eligible for early retirement under those provisions.

The Watson Wyatt Excess Benefit and Watson Wyatt Excess Compensation Plans are designed to restore to eligible associates the reductions to their pension benefit imposed by Code limitations. When the excess plan benefits are added to the benefit provided by the Watson Wyatt Pension Plan, eligible associates will receive a total benefit equal to the benefit that would have been provided by the Watson Wyatt Pension Plan had the limitations not existed. The form of benefit payment provided under the excess plans for retirement eligible individuals is a lump sum generally payable six months following the termination of employment for the named executive. The portion of the vested benefit before January 1, 2005 is payable immediately at the end of the month following the retirement date. For associates that are not retirement eligible, the benefit accrued prior to June 30, 2003 is paid as a lump sum with the accrued benefit earned after June 30, 2003 paid as a life annuity at age 65. Messrs. Haley, Millay and Wickes currently have no accrued benefit under the Watson Wyatt Excess Benefit Plan as the benefit under the Watson Wyatt Pension Plan does not exceed the maximum benefit limitation under Code Section 415.

Towers Perrin Retirement Plan

The Towers Perrin Retirement Plan is a tax-qualified defined benefit pension plan, which provides retirement income to legacy Towers Perrin’s eligible U.S.-based employees. In general, all U.S. associates who were employed by Towers Perrin prior to the Merger or who are hired into a legacy Towers Perrin office prior to January 1, 2011, with the exception of those associates paid on a bi-weekly basis, are eligible to participate. The plan pays benefits to salaried employees under two formulas up to the limits on compensation and benefits under the Code. Under the first formula, benefits are based upon final average plan compensation as of the earlier of the date of the participant’s termination of employment or December 31, 2007, for which plan compensation includes base pay and both the bonus paid under the individual bonus program and the bonus paid under the Principal bonus program for the year in which they are earned. Under the second formula, benefits are determined using a cash balance methodology, for which plan compensation includes base pay, the bonus paid under the individual bonus program and other incentive bonuses when paid, but does not include the bonus paid under the Principal bonus program. The normal retirement age under the plan is the later of (i) age 65 and (ii) the earlier of (a) three years of service under the plan or (b) the fifth anniversary of employment.

Active employees as of January 1, 2003 accrued benefits under both the final average earnings formula and the cash balance formula until December 31, 2007. Upon termination of employment, the values of the benefits under both of these formulas are compared, with the participant receiving the greater of the two. Employees hired (or rehired) on or after January 1, 2003 earn benefits solely under the cash balance formula. Beginning January 1, 2008, benefits are earned only under the cash balance formula. Messrs. Mactas and Foreman have earned benefits under both the final average earnings formula and the cash balance formula and are each eligible to retire with reduced benefits as described below.

Final Average Formula

Benefits earned under the final average earnings formula are equal to 2 percent of the final five-year average of plan compensation (subject to the IRS statutory maximum) as of the earlier of termination of employment or December 31, 2007, multiplied by credited service as of December 31, 2007, subject to a maximum of 20 years. Under this formula, participants may retire as early as age 50 with 5 years of service and receive a reduced benefit. A participant may retire early with an unreduced benefit after the later of age 60 or 3 years of service. This is the participant’s unreduced early retirement date. Reduction factors are based upon either 5 percent per year or actuarial equivalent reductions based on the specified assumptions in Code Section 417(e)(3) from age 60, whichever produces the greater benefit.

Prior to October 1, 2008, the accrued benefit for participants terminating prior to eligibility for early retirement is equal to 2 percent of the final five-year average of plan compensation (subject to the IRS statutory maximum) multiplied by credited service projected to unreduced early retirement date (maximum of 20 years) multiplied by the ratio of credited service as of the earlier of date of termination or December 31, 2007 divided by projected credited service as of the unreduced early retirement date. Participants terminating after October 1, 2008 are not subject to such projection and proration. Mr. Foreman terminated his employment prior to his early retirement eligibility and after January 1, 2003, and was subsequently rehired. His benefit earned prior to his termination date is subject to the projection and proration described above.

Participants earning benefits under the final average earnings formula are also entitled to a Social Security supplemental benefit. This benefit is equal to $9,600 per year multiplied by the ratio of the participant’s credited service at the earlier of date of termination or December 31, 2007 to the participant’s projected service at unreduced early retirement date. This amount is payable from the later of the participant’s unreduced early retirement date or actual retirement date to the date the participant attains age 62.

Participants with service prior to December 31, 1993 are entitled to a subsidized joint and survivor spousal annuity, provided that they terminate employment after attaining age 50. The subsidized percentage equals 100 percent multiplied by the ratio of credited service as of December 31, 1993 divided by credited service at the earlier of date of termination or December 31, 2007, both subject to a maximum of 20 years.

Mr. Wickes terminated employment with Towers Perrin in 1996 prior to attaining age 50.

Cash Balance Formula

Benefits earned under the cash balance formula are expressed in the form of a notional account balance. Each month a participant’s cash balance account is increased by (1) pay credits based on the participant’s plan compensation for that month and (2) interest credits based on the participant’s hypothetical account balance at the end of the prior month. Pay credits are 5 percent of plan compensation up to the Social Security taxable wage base and 10 percent of pay over the Social Security taxable wage base, subject to the IRS statutory maximum on plan compensation. Interest credits are based on 10-year Treasury bond yields.

An opening cash balance account was established for all active plan participants as of January 1, 2003. This opening account balance was equal to the present value of the final average earnings accrued benefit and Social Security supplemental benefit payable at the participant’s unreduced early retirement date. Since his rehire, Mr. Foreman has only earned benefits under the cash balance formula.

Participants with benefits under both the final average earnings formula and the cash balance formula may elect to receive their entire benefit as an annuity with the Social Security supplement or receive their cash balance formula benefit as a lump sum with the remaining benefit value distributed as an annuity. Participants with benefits under just the cash balance formula may receive their entire benefit as a lump sum payment or as an actuarially equivalent annuity.

Towers Perrin Restoration Plan

The Towers Perrin Restoration Plan is an unfunded, nonqualified pension plan sponsored by Towers Perrin to attract and retain a highly motivated executive workforce by providing eligible employees with retirement benefits in excess of those permitted by law under the Towers Perrin Retirement Plan. The benefits provided under the Towers Perrin Restoration Plan will be approximately equal to the difference between the benefits provided under the Towers Perrin Retirement Plan and benefits that would have been provided under such plan if not for the limitations applicable to qualified plans under the Code, except that:

•

Participants with service prior to December 31, 1993 are entitled to a subsidized joint and survivor spousal annuity, provided that they terminate employment after attaining age 50. The subsidized percentage on the total benefit equals 60 percent multiplied by the ratio of credited service as of December 31, 1993 divided by credited service at the earlier of the date of termination or December 31, 2007, both subject to a maximum of 20 years.

•

For participants terminating prior to eligibility for early retirement with an unreduced benefit, the total accrued benefit is equal to 2 percent of the final five-year average of plan compensation (subject to the IRS statutory maximum) multiplied by credited service projected to unreduced early retirement date (maximum of 20 years) multiplied by the ratio of credited service as of the earlier of date of termination or December 31, 2007 divided by projected credited service as of unreduced early retirement date.

Benefits earned under this plan are distributed in four approximately equal annual installments, beginning six months after separation from service.

With respect to the Towers Perrin Retirement Plan and the Towers Perrin Restoration Plan, the amounts shown in the Pension Benefit Table above are actuarial present values of the benefits accumulated through June 30, 2010. An actuarial present value is calculated by estimating expected future payments starting at an assumed retirement age, weighting the estimated payments by the estimated probability of surviving to each post-retirement age, and discounting the weighted payments at an assumed discount rate to reflect the time value of money. The actuarial present value represents an estimate of the amount which, if invested today at the discount rate, would be sufficient on an average basis to provide estimated future payments based on the current accumulated benefit. The assumed retirement age for each executive is the earliest age at which the executive could retire without any benefit reduction due to age (age 60). Actual benefit present values upon an executive’s retirement will vary from these estimates depending upon many factors, including an executive’s actual retirement age. The assumptions used are as follows:

June 30, 2010
Discount rate – Towers Perrin Retirement Plan	6.00%
Discount rate – Towers Perrin Restoration Plan	5.75%
Cash balance interest crediting rate	4.00%
Towers Perrin Restoration Plan lump sum rate	3.00%
Retirement age	60
Postretirement mortality	RP2000
Towers Perrin Retirement Plan form of payment	Lump sum and residual annuity *

*	For financial reporting purposes, the lump sum to annuity ratio for 2010 commencement is 70%, and will increase by 10% to 80% in 2011. For purposes of the values contained in this document, all participants were assumed to take a full lump sum of their cash balance account from the Towers Perrin Retirement Plan with the remaining benefit value payable as a residual annuity.

Nonqualified Deferred Compensation for the Six Months Ended June 30, 2010

The following table provides information on the nonqualified deferred compensation of the named executives as of the applicable fiscal year end. With respect to Messrs. Haley, Millay and Wickes, the table sets forth information as of June 30, 2010 concerning Watson Wyatt nonqualified deferred compensation plans assumed by Towers Watson in connection with the Merger.

Name	Nonqualified Deferred Compensation Plan (1)	Executive Contributions for the Six Months Ended June 30, 2010 ($)	Registrant Contributions for the Six Months Ended June 30, 2010 ($) (2)	Aggregate Earnings for the Six Months Ended June 30, 2010 ($)		Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at June 30, 2010 ($) (5)
John J. Haley	Watson Wyatt Deferred Savings Plan	$0	$78,031	$6,358	(3)	$0	$478,886
	SODCP	0	0	140,497	(4)	12,568,681	0
Roger F. Millay	Watson Wyatt Deferred Savings Plan	0	27,573	0		0	27,573
	SODCP	—	—	—		—	—
Mark V. Mactas		—	—	—		—	—
James K. Foreman		—	—	—		—	—
Gene H. Wickes	Watson Wyatt Deferred Savings Plan	0	31,859	2,386	(3)	0	182,323
	SODCP	0	0	7,441	(4)	793,123	0
(1)	With respect to Messrs. Haley, Millay and Wickes, the Watson Wyatt Deferred Savings Plan was established to supplement the benefits of those participants in the Watson Wyatt & Company Savings Plan for U.S. employees whose company matching contributions to the Savings Plan are limited by the compensation and elective deferral limitations, or the nondiscrimination requirements, imposed by the Code. The Watson Wyatt Deferred Savings Plan does not allow for employee contributions. Participants generally vest in their account after three years of service. Mr. Haley and Mr. Wickes are fully vested in their account balances in the Watson Wyatt Deferred Savings Plan. Mr. Millay became a participant in the Watson Wyatt Deferred Savings Plan in 2010. Participants are eligible for payment of their vested account balance upon termination of employment or retirement.

The Watson Wyatt & Company Senior Officers Deferred Compensation Plan (“SODCP”) was a legacy Watson Wyatt unfunded nonqualified deferred compensation plan under which applicable employee remuneration (within the meaning of Section 162(m)(4) of the Code) otherwise payable to senior executives who were subject to Section 162(m) in excess of $1 million was deferred on a mandatory basis until such time as the executive was no longer subject to the requirements of Section 162(m) or left Watson Wyatt, at which time it became payable in a lump sum to the executive. The deferred amounts also become payable to the executive in the event of a change in control of Watson Wyatt. Because the Merger constituted a change in control for purposes of the SODCP, benefits under the SODCP were required to be distributed following closing of the Merger and participants received a lump sum distribution of their account on January 19, 2010. Mr. Millay was not a participant in the Watson Wyatt SODCP.

(2)	Represents Watson Wyatt contributions accrued as of June 30, 2010 to be credited to each participant’s account on September 15, 2010. These amounts are reported in the “All Other Compensation” column of the Summary Compensation Table for the six months ended June 30, 2010.

(3)	Represents interest earned during the six months ended June 30, 2010 on the account balance in the Watson Wyatt Deferred Savings Plan. Interest under the Watson Wyatt Deferred Savings Plan is calculated using the prime rate of interest as reported by Towers Watson’s primary bank, determined as of the first day of the calendar year. None of the amounts shown was determined to represent above-market interest.

(4)	Represents earnings on Mr. Haley’s and Mr. Wickes’ respective account balance in the SODCP for the period beginning January 1, 2010 and ending January 19, 2010, the date of distribution of such accounts. Mr. Haley’s account balance was deemed to be invested pursuant to his election from among the available investment options and was credited with earnings on a monthly basis. Based on his elections, Mr. Haley’s account balance at the time of distribution was deemed to have been invested partially in the S&P 500 Index, partially in the Russell 2000 Index, and partially in Towers Watson Class A Common Stock. Mr. Wickes’ account balance was deemed to be invested entirely in Towers Watson Class A Common Stock. The amounts shown were determined to not represent above-market earnings.

(5)	Other than the amounts shown as Registrant contributions for the six months ended June 30, 2010, no portion of the amount shown has been reported in the Summary Compensation Table for the six months ended June 30, 2010 or in prior fiscal years. Of the balances reported, $111,140 for Mr. Haley and $46,594 for Mr. Wickes is attributable to Watson Wyatt contributions reported in the Summary Compensation Table for prior fiscal years, and $13,302 for Mr. Haley and $4,777 for Mr. Wickes is attributable to above-market interest accruals reported in the Summary Compensation Table for prior fiscal years.

Post-Termination Payments and Benefits

Payments and Benefits Payable to Messrs. Haley, Millay and Wickes

Messrs. Haley, Millay and Wickes do not have employment agreements with Towers Watson. In addition, Towers Watson has not entered into any change in control agreements with any of Mr. Haley, Mr. Millay or Mr. Wickes.

The account values payable to Messrs. Haley, Millay and Wickes through the Nonqualified Deferred Compensation Plans are shown in the Nonqualified Deferred Compensation For the Six Months Ended June 30, 2010 table and would not change based on early retirement, death, disability or a change in control of Towers Watson. The value of benefits payable to the named executives under the Watson Wyatt Pension Plan or the Watson Wyatt Excess Compensation Plan outlined above may increase (or decrease) in the event of the early retirement, death or disability of the named executive. Benefits do not become payable under the Watson Wyatt Pension Plan or the Watson Wyatt Excess Compensation Plan as a result of a change in control of Towers Watson. Using the assumptions employed in the Pension Benefits table on page 114 (the “PBT”) with the exception of using the actual Watson Wyatt Excess Compensation Plan lump sum interest rate as of June 30, 2010, the present value of the pension and disability benefit (as applicable) payable to Messrs. Haley, Millay and Wickes as of June 30, 2010 in the event of early retirement, death or disability is shown in the following table.

		Total Present Value as of June 30, 2010 in case of:
Name	Plan	Early Retirement (1)	Increase / (Decrease) from PBT	Death (2)	Increase / (Decrease) from PBT	Disability (3)	Increase / (Decrease) from PBT
Haley	Pension Plan	$1,881,024	$187,247	$1,672,670	$(21,107)	$1,328,166	$(365,611)
	Excess Plan	12,393,565	580,808	11,056,623	(756,134)	9,081,180	(2,731,577)
	Disability	N/A	N/A	N/A	N/A	1,389,164	1,389,164
	Total	14,274,589	768,055	12,729,293	(777,241)	11,798,510	(1,708,024)

Millay	Pension Plan	N/A	N/A	0	(56,291)	339,119	282,828
	Excess Plan	N/A	N/A	0	(258,835)	1,533,140	1,274,305
	Disability	N/A	N/A	N/A	N/A	3,118,016	3,118,016
	Total	N/A	N/A	0	(315,126)	4,990,275	4,675,149

Wickes	Pension Plan	552,507	4,185	494,922	(53,400)	652,963	104,641
	Excess Plan	2,530,977	(19,421)	2,261,143	(289,255)	2,992,619	442,221
	Disability	N/A	N/A	N/A	N/A	2,049,193	2,049,193
	Total	3,083,484	(15,236)	2,756,065	(342,655)	5,694,775	2,596,055

(1)

The increase for early retirement compared to the PBT is due primarily to reflecting the immediate early retirement benefit payable for those under the unreduced retirement age. The early retirement factors available to the named executives through the grandfathered pension plan provisions reflect a “subsidy” compared to the benefit at unreduced retirement age. Note that these factors are generally available to all grandfathered plan participants depending on age and service conditions. An additional cause for the increase is the use of the actual lump sum interest rate for the Watson Wyatt Excess Compensation Plan as of June 30, 2010 compared to the rate assumed in future years for financial accounting purposes. The Watson Wyatt Excess Compensation Plan benefit is payable as a lump sum upon early retirement. Messrs. Haley and Wickes are currently eligible for early retirement under the terms of the Watson Wyatt Pension Plan and the Watson Wyatt Excess Compensation Plan.

(2)	In case of death, the Watson Wyatt Pension Plan and the Watson Wyatt Excess Compensation Plan provide a death benefit to the named executive’s spouse assuming the named executive retired on the date of his death, elected the 100 percent joint and contingent benefit form and died the next day. This benefit is provided if the participant is early retirement eligible at death and is available to all plan participants. The death benefit would represent a decrease in the present value of the benefit because the benefit is actuarially reduced for joint and contingent payment, but actually payable during the life of the spouse only.

(3)	In case of disability, Towers Watson provides legacy Watson Wyatt associates a disability benefit equal to 66.67 percent of base salary, subject to a maximum monthly benefit of $30,000. This benefit is payable until age 65 or for at least 12 months, assuming the participant continues to meet the definition of disability. The table shows the value of the temporary disability benefit that would be payable to age 65 along with the pension benefits payable at age 65. Employees also receive service credits for pension purposes while on disability. The table shows that the present value increases or decreases for Messrs. Haley, Millay and Wickes. This is primarily a function of whether the named executive’s current salary exceeds the maximum monthly disability benefit and how close he is to reaching the 25 year pension service cap.

In addition, upon any termination of employment, Messrs. Haley, Millay and Wickes may be entitled to benefits that are provided generally by Watson Wyatt to salaried employees, including distributions under Watson Wyatt’s 401(k) plan, health care benefits, disability benefits and accrued vacation pay. Mr. Haley, in addition to accruing annual vacation during the six months ended June 30, 2010, has a frozen vacation balance from prior years which, if unused, will be paid out to him upon termination of employment at his then current rate of hourly base salary. At June 30, 2010, the liability for frozen vacation pay was $287,365 for Mr. Haley. In the context of any particular separation from Towers Watson, the company and the executive may mutually agree on severance terms that could include additional benefits or payments.

Payments and Benefits Payable to Messrs. Mactas and Foreman

Messrs. Mactas and Foreman are eligible to receive benefits under the Towers Perrin Retirement Plan and the Towers Perrin Restoration Plan in the event of termination of their employment or upon death or disability, and are fully vested in their benefits. The benefit formulas are described in the Pension Benefits Table narrative. In addition, upon any termination of employment, executive officers may be entitled to benefits generally available to salaried employees, including distributions under Towers Perrin’s 401(k) plan, as well as health care benefits and accrued vacation pay.

The following table shows the estimated payments to both Mr. Mactas and Mr. Foreman, assuming the specified event giving rise to such payments took place on June 30, 2010.

Name	Element	Early Retirement	Increase / (Decrease) from PBT	Death (3)	Increase / (Decrease) from PBT	Disability (4)		Increase / (Decrease) from PBT
Mactas	Towers Perrin Retirement Plan(1)	$1,152,810	$43,815	$836,258	$(272,737)	$1,127,088	(5)	$18,093
	Towers Perrin Restoration Plan (2)	14,004,991	564,757	6,753,176	(6,687,058)	13,516,327		76,093
	Total	15,157,801	608,572	7,589,434	(6,959,795)	14,643,415		94,186

Foreman	Towers Perrin Retirement Plan (1)	524,827	32,349	357,291	(135,187)	593,184	(5)	100,706
	Towers Perrin Restoration Plan (2)	1,802,293	192,456	1,062,859	(546,978)	1,785,607		175,770
	Total	2,327,120	224,805	1,420,150	(682,165)	2,378,791		276,476

(1)	Values assume cash balance benefits are paid immediately as a lump sum, with the remaining benefit value paid as a single life annuity. Increases in benefit value as compared to the amounts shown in the Pension Benefits table are due primarily to the assumed immediate commencement of the benefit.

(2)	Values assume benefits are distributed in four approximately equal annual installments beginning six months after the separation from service. Increases in benefits as compared to the amounts shown in the Pension Benefits table are due primarily to the assumed immediate commencement of the benefit.

(3)	Towers Perrin Retirement Plan benefits payable upon the death of an active employee are equal to the greater of the participant’s cash balance account through the earlier of the date of death and December 31, 2007 and the value of the survivor portion of the final average earnings benefit, plus the participant’s cash balance account earned on or after January 1, 2008. The Towers Perrin Retirement Plan death benefit is assumed to be paid as a lump sum to the executive’s spouse, immediately upon death. Decreases in benefit value as compared to the amounts shown in the Pension Benefits table are due to the payment of benefits related to the survivor portion of the final average earnings benefit only.

(4)	With respect to the retirement plans, participants who become disabled are eligible to receive continued benefit accruals under the plans (cash balance accruals only after December 31, 2007) at the same pay level prior to their disability. Benefits are then distributed beginning on the participant’s unreduced early retirement date. Increases in benefit value as compared to the Pension Benefits Table are due to the inclusion of future accruals through Normal Retirement Date while on disability.

(5)	Cash balance benefits are assumed to be distributed as a lump sum at unreduced early retirement date with the remaining benefit value distributed as an annuity at unreduced early retirement date.

In addition, Towers Perrin entered into transaction-based compensation agreements with Messrs. Mactas and Foreman, providing for severance benefits in the event their employment is involuntarily terminated other than for “cause” or by the executive for “good reason” within two years after a change in control, which includes the Merger. Under the terms of the transaction-based compensation agreements, in the case of a covered termination, Messrs. Mactas and Foreman would each be entitled to a lump-sum cash payment equal to the sum of the following, in addition to any previously accrued but unpaid payments and benefits: (1) a prorated bonus for the calendar year in which the termination occurs, calculated using the average of the executive’s “annual bonus” (generally defined to include the bonuses received under the individual and principal bonus programs) in respect of the three (or fewer) completed calendar years (annualized with respect to any such calendar year for which the executive officer has been employed for only a portion of such year) immediately prior to the calendar year in which the change in control occurred; and (2) an amount equal to two times the executive officer’s “annual compensation” which is defined as the sum of (a) the executive’s base salary (as in effect prior to the termination or, if greater, immediately preceding the change in control), and (b) the executive’s target individual bonus (or, if greater, the average of the executive’s individual bonus in respect of the three (or fewer) calendar years immediately prior to the calendar year in which the change in control occurs). Payments under the “transaction-based” compensation agreements are reduced to the extent necessary to avoid application of the deduction limitations of Section 280G of the Code.

Under the transaction-based compensation agreements, “cause” generally includes the executive’s termination of employment due to (1) the executive’s conviction of, or plea of guilty or no contest to, a felony; (2) the willful failure of the executive to perform his or her duties; or (3) the willful engaging by the executive in gross misconduct that is materially and demonstrably injurious to the Company, monetarily or otherwise. “Good Reason” generally includes: (1) any material reduction in (a) the executive’s base salary, or (b) the amount of the “annual bonus”; (2) the assignment to the executive of any duties materially inconsistent with the nature and status of the executive’s responsibilities immediately prior to the change in control, except where the executive’s overall duties and status among the Company and its affiliates are not substantially altered; (3) the executive’s duties, titles, responsibilities or authority (including offices and reporting relationships) are materially diminished except where the executive’s overall duties, title, responsibilities or authority among the Company and its affiliates are not substantially altered; or (4) required relocation of the executive more than fifty (50) miles from where the executive was based immediately prior to the change in control.

Assuming an involuntary termination had occurred as of June 30, 2010, the respective severance amounts for Mr. Mactas and Mr. Foreman would have been calculated as follows:

The amount for Mr. Mactas would have been $4,471,250, consisting of the sum of (1) $1,123,589, which represents a prorated bonus for the calendar year in lieu of any bonus payable under the terms of the legacy Towers Perrin individual and Principal bonus programs, calculated as described above, and (2) $3,347,661, which represents two times Mr. Mactas’ “annual compensation.”

The amount for Mr. Foreman would have been $3,129,415, consisting of the sum of (1) $751,902, which represents a prorated bonus for the calendar year in lieu of any bonus payable under the terms of the legacy Towers Perrin individual and Principal bonus programs, calculated as described above, and (2) $2,377,513, which represents two times Mr. Foreman’s “annual compensation.”

The transaction-based compensation agreements do not provide for any payments upon the executive’s death or disability.

In addition to the foregoing, Mr. Foreman’s Transaction Award Agreement provides that if Mr. Foreman’s employment is terminated without “cause” prior to the first anniversary of the Merger, one-third of his shares of Towers Watson restricted Class A Common Stock will be forfeited and the remaining shares will automatically fully vest. If Mr. Foreman’s employment had been terminated without “cause” as of June 30, 2010, the value of the Towers Watson restricted Class A Common Stock that would have immediately vested as of that date under his Transaction Award Agreement would have been $2,879,562. In the event of Mr. Foreman’s death or disability as of June 30, 2010, the full amount of his restricted Class A Common Stock would have immediately vested under his Transaction Award Agreement, with a value as of that date of $4,319,343.

In the context of any particular separation from Towers Watson, the Company and an executive may mutually agree on severance terms that could include additional benefits or payments.

Compensation of Directors

Our Board of Directors relies on the Committee, which is composed of independent directors, to recommend the form and amount of compensation to be paid to our non-employee directors.

On May 14, 2010, upon recommendation of the Committee, the Board of Directors adopted the Towers Watson & Co. Compensation Plan for Non-Employee Directors, effective January 1, 2010, and the Towers Watson & Co. Voluntary Deferred Compensation Plan for Non-Employee Directors. Directors of Towers Watson who are also full-time employees of Towers Watson do not receive any additional compensation for their services as directors.

During the six months ended June 30, 2010, we provided the following compensation to our non-employee directors pursuant to the Compensation Plan for Non-Employee Directors:

Directors’ Compensation for the Six Months Ended June 30, 2010

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($) (1)	Total ($)
Betsy S. Atkins	$42,750	$195,000	$237,750
John J. Gabarro	38,750	195,000	233,750
Victor F. Ganzi	42,750	195,000	237,750
Brendan O’Neill	30,000	195,000	225,000
Linda D. Rabbitt	45,750	195,000	240,750
Gilbert T. Ray	39,750	195,000	234,750
Paul Thomas	35,500	195,000	230,500
Wilhelm Zeller	38,500	195,000	233,500

(1)	Represents the aggregate grant date fair value under applicable accounting standards of RSUs awarded under the Towers Watson & Co. 2009 Long Term Incentive Plan, based on the grant date value of our common shares. As of June 30, 2010, each non-employee director also held 2,768.66 unvested Towers Watson restricted stock units.

Effective January 1, 2010, the schedule of fees payable to non-employee directors pursuant to this plan is as follows:

1.	Annual Cash Retainer: $45,000 per year, paid quarterly.

2.	Annual Restricted Stock Unit (RSU) Grant: Annual RSUs, equivalent to $120,000 ($60,000 for the period beginning January 1, 2010 and ending June 30, 2010), granted at the beginning of each fiscal year (with the number of shares underlying the RSUs based on the closing price per share of the Company’s Class A Common Stock on the last business day of the just completed fiscal year, or, for the Initial Post-Merger Period, the closing price per share on the date of grant) for services to be provided during the current fiscal year. Annual RSUs vest in equal quarterly installments over a 12-month period beginning on the date of grant, and unless deferred under the terms of the Voluntary Deferred Compensation Plan for Non-Employee Directors shall be paid upon vesting. Each RSU represents a notional unit interest equal in value to a share of the Company’s Class A Common Stock. All RSUs payable to non-employee directors under the plan are issued pursuant to the terms of the Towers Watson & Co. 2009 Long Term Incentive Plan.

3.	Initial RSU Grant: Initial RSUs, equivalent to $135,000 granted on the second business day following the Company’s first earnings announcement after the date that the Non-Employee Director is initially elected to the Board (whether elected by stockholders or the Board) with the number of shares underlying the RSUs based on the closing price per share of the Class A Common Stock on the date of grant. Initial RSUs will vest in equal annual installments over a three-year period beginning on the date of grant. With respect to non-employee directors serving on the date the plan was adopted by the Board, Initial RSUs equivalent to $135,000 were granted on May 14, 2010, based on the closing price per share of the Common Stock on that date, and vest in equal annual installments on January 1, 2011, January 1, 2012 and January 1, 2013. Unless deferred under the terms of the Voluntary Deferred Compensation Plan for Non-Employee Directors, Initial RSUs shall be paid upon vesting.

4.	Board Meetings: $1,000 per meeting

5.	Committee Member Fees:

a.	Audit Committee: $7,500 annual retainer, paid quarterly, and $1,000 per meeting

b.	Compensation Committee: $5,000 annual retainer, paid quarterly, and $500 per meeting

c.	Nominating and Governance Committee: $2,500 annual retainer, paid quarterly, and $500 per meeting

d.	Risk Committee: $2,500 annual retainer, paid quarterly, and $500 per meeting

6.	Committee Chair Fees (paid in lieu of Committee Member Fees):

a.	Audit Committee Chair: $15,000 annual retainer, paid quarterly, and $2,000 per meeting

b.	Compensation Committee Chair: $10,000 annual retainer, paid quarterly, and $1,000 per meeting

c.	Nominating and Governance Committee Chair: $5,000 annual retainer, paid quarterly, and $1,000 per meeting

d.	Risk Committee Chair: $5,000 annual retainer, paid quarterly, and $1,000 per meeting

e.	Lead Director Annual Retainer (paid in addition to regular Board and Committee Fees): $20,000 per year, paid quarterly

Additional Terms Applicable to Director RSUs. Vesting of RSUs is conditioned upon continued service as a director of the Company, provided that vesting shall be accelerated upon the director’s death or disability or upon a Change in Control. RSUs will be paid out in shares of Class A Common Stock on the date of vesting to an account established for each non-employee director at a brokerage firm designated by the Company. Notwithstanding the foregoing, a non-employee director can elect to defer all or any portion of his/her director compensation pursuant to the terms of the Towers Watson & Co. Voluntary Deferred Compensation Plan for Non-Employee Directors and in accordance with deferral procedures established by the Company, in which case shares of Class A Common Stock issuable under RSUs (and under any associated Dividend Equivalent Rights) will be paid out at the time and in the manner provided for pursuant to such deferral. As of June 30, 2010, no amounts had been deferred under the Towers Watson & Co. Voluntary Deferred Compensation Plan for Non-Employee Directors.

Director Stock Ownership Policy. Non-employee directors are expected to accumulate shares of Towers Watson Class A Common Stock at least equal to three times the annual cash retainer (i.e., $135,000), valued as of the last day of the Company’s fiscal year. Each non-employee director has three years from the date of appointment to achieve compliance with such ownership guidelines. Until the ownership level is reached, non-employee directors are expected to sell only shares of Class A Common Stock needed to pay state and federal taxes associated with the equity granted. If as a result of a stock price decline subsequent to a non-employee director meeting the ownership requirements the non-employee director does not satisfy the requirements as of the Company’s fiscal year-end, he/she need not “buy up” to a new number of shares to satisfy the ownership policy. However, he/she is expected to retain the number of shares that originally were acquired to reach the share ownership threshold.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Review, Approval or Ratification of Transactions with Related Persons

Our Related Person Transactions Policy (the “Policy”) is designed to avoid entering into transactions with directors, executive officers, immediate family members and certain other persons with specified relationships to the Company (a “Related Person”) except where clearly in the interest of the Company and appropriately reviewed and approved. This Policy is set forth in writing and administered by the Audit Committee and applies to any transaction or relationship or series of similar transactions, arrangements or relationships with a Related Person (a “Related Person Transaction”). Under the Policy, Related Persons must inform the Chief Financial Officer of any proposed Related Person Transaction, and the Chief Financial Officer must seek approval of the Audit Committee for any proposed transaction with a Related Person of which he is informed or becomes aware. The Audit Committee will review the material facts of any Related Person Transaction and approve such transaction prior to committing the Company to such transaction. If advance approval is inadvertently not obtained, then the Audit Committee must ratify the Related Person Transaction or take other appropriate action. In making its determination, the Audit Committee will consider all relevant factors, including (i) the extent of the Related Person’s interest in the Related Person Transaction, (ii) if applicable, the availability of other sources of comparable products or services, (iii) whether the terms of the Related Person Transaction are no less favorable than terms generally available in unaffiliated transactions under like circumstances, (iv) benefit to the Company, and (v) the aggregate value of the Related Person Transaction.

Related Person Transactions

Mark Mactas, who served as the Chief Executive Officer and President of Towers Perrin prior to the Merger, is currently the President and Chief Operating Officer of Towers Watson. Mark Mactas’ brother, Edward Mactas, is currently employed as an Account Director with Towers Watson. Edward Mactas served as the Managing Consultant for Watson Wyatt’s Atlanta office from April 2005 (when he joined Watson Wyatt) through the closing of the Merger. His annual compensation exceeds $120,000.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth, as of September 7, 2010, information regarding beneficial ownership of our capital stock by:

•	each of our directors;

•	each of our named executive officers;

•	all of our executive officers and directors as a group;

•	each of the selling stockholders; and

•	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our voting securities.

Except as indicated in the footnotes to the table:

•	to our knowledge, the persons named in the table have sole voting and investment power with respect to all shares beneficially owned; and

•	the business address of each person named in the table below is c/o Towers Watson & Co., 875 Third Avenue, New York, NY 10022.

Immediately prior to the offering, the selling stockholders’ shares of Class B-1 Common Stock will be converted into the shares of Class A Common Stock being offered hereby. The following table assumes no exercise by the underwriters of their overallotment option.

	Beneficial Ownership Before Conversion and Before the Offering				Shares Being Offered	Beneficial Ownership After the Offering
Name of Beneficial Owner	Class B Common Stock	% of Class B Common Stock Outstanding	Class A Common Stock	% of Class A Common Stock Outstanding		Class B Common Stock	% of Class B Common Stock Outstanding	Class A Common Stock	% of Class A Common Stock Outstanding
Directors
John J. Haley (1)	0	*	251,145	*	0	0	*	251,145	*
Mark V. Mactas (2)	305,464.156	1.1%	0	*	0	305,464.156	1.3%	0	*
Betsy Atkins (3)	0	*	2,002.20	*	0	0	*	2,002.20	*
John J. Gabarro (4)	0	*	18,235.20	*	0	0	*	18,235.20	*
Victor F. Ganzi (5)	0	*	2,002.20	*	0	0	*	2,002.20	*
Mark Maselli (6)	16,368.83	*	0	*	3,558.44	12,810.39	*	0	*
Gail McKee	0	*	17,000	*	0	0	*	17,000	*
Brendan R. O’Neill (7)	0	*	5,964.10	*	0	0	*	5,964.10	*
Linda D. Rabbitt (8)	0	*	19,371.80	*	0	0	*	19,371.80	*
Gilbert T. Ray (9)	0	*	15,263.10	*	0	0	*	15,263.10	*
Paul Thomas (10)	0	*	2,002.20	*	0	0	*	2,002.20	*
Wilhelm Zeller (11)	0	*	1,633.20	*	0	0	*	1,633.20	*
Named Executive Officers (except for directors)
James K. Foreman (12)	0	*	0	*	0	0	*	0	*
Roger F. Millay (13)	0	*	31,187	*	0	0	*	31,187	*
Gene H. Wickes (14)	0	*	101,083	*	0	0	*	101,083	*
All Towers Watson directors and executive officers as a group (19 persons)	780,160.168	2.9%	721,523.06	1.5%	57,561.95	722,598.23	2.7%	721,523.06	1.4%
5% Holder Artisan Partners Holdings LP (15)	0	*	4,768,187	10.1%	0	0	*	4,768,187	9.2%

	Beneficial Ownership Before Conversion and Before the Offering				Shares Being Offered	Beneficial Ownership After the Offering
Name of Beneficial Owner	Class B Common Stock	% of Class B Common Stock Outstanding	Class A Common Stock	% of Class A Common Stock Outstanding		Class B Common Stock	% of Class B Common Stock Outstanding	Class A Common Stock	% of Class A Common Stock Outstanding
Other Selling Stockholders
A. Paul Kienzle III	31,886.48	*	0	*	6,931.84	24,954.63	*	0	*
Adrienne Altman	29,158.34	*	0	*	6,338.77	22,819.57	*	0	*
Alan Botterill	103,950.13	*	0	*	38,217.50	65,732.63	*	0	*
Alan M. Abrams	41,009.37	*	0	*	8,695.65	32,313.72	*	0	*
Aldridge Family Settlement (2010)	74,598.20	*	0	*	16,217.00	58,381.20	*	0	*
Alex Blacknell Family Settlement (2010)	15,200.00	*	0	*	3,304.35	11,895.65	*	0	*
Alexandra R. Ageloff	24,783.34	*	0	*	2,534.42	22,248.92	*	0	*
Alexandra Rachel Blacknell	740.00	*	0	*	160.87	579.13	*	0	*
Amanda Elizabeth Jennings	26,430.20	*	0	*	5,745.70	20,684.50	*	0	*
Andrea S. Deeb	31,886.48	*	0	*	3,478.26	28,408.22	*	0	*
Andrew Blacknell Family Settlement (2010)	15,200.00	*	0	*	3,304.35	11,895.65	*	0	*
Andrew C. Blacknell	746.48	*	0	*	162.28	584.20	*	0	*
Andrew E. Barton	34,614.62	*	0	*	7,524.92	27,089.70	*	0	*
Andrew F. Giffin	44,373.72	*	0	*	38,585.84	5,787.88	*	0	*
Andrew J. Davies	13,640.69	*	0	*	2,965.37	10,675.32	*	0	*
Andrew P. Restaino	5,456.28	*	0	*	1,186.15	4,270.13	*	0	*
Andrew S. Cherkas	63,963.98	*	0	*	36,206.37	27,757.60	*	0	*
Anna C. Thomasson	55,588.54	*	0	*	12,084.47	43,504.07	*	0	*
Anne D. Bodnar	105,720.80	*	0	*	11,304.35	94,416.46	*	0	*
Anthony Michael Garavaglia	12,549.44	*	0	*	2,728.14	9,821.30	*	0	*
Anthony William Strachan	47,404.12	*	0	*	10,305.24	37,098.88	*	0	*
Ashley Waldron Witts	79,290.60	*	0	*	17,237.09	62,053.52	*	0	*
Barbara D. Kaufman	34,752.87	*	0	*	13,043.48	21,709.39	*	0	*
Barry N. Carleton	38,281.23	*	0	*	8,322.01	29,959.23	*	0	*
Bart Palamara	43,737.51	*	0	*	9,508.15	34,229.35	*	0	*
Beedham Family Settlement (2010)	11,080.00	*	0	*	2,408.70	8,671.30	*	0	*
Benjamin Dean Pajak	5,456.28	*	0	*	1,186.15	4,270.13	*	0	*
Bentham W. Stradley III	21,825.10	*	0	*	4,744.59	17,080.52	*	0	*
Bernard Mercier	31,886.48	*	0	*	6,931.84	24,954.63	*	0	*
Bert O. W. Van Loen	7,289.59	*	0	*	6,338.77	950.82	*	0	*
Brennan N. Mccarthy	7,638.79	*	0	*	1,660.61	5,978.18	*	0	*
Brian W. Gifford	7,289.59	*	0	*	6,338.77	950.82	*	0	*
Brian M. Frost	5,456.28	*	0	*	1,186.15	4,270.13	*	0	*
Bryan M. Ortwein	7,638.79	*	0	*	1,660.61	5,978.18	*	0	*
C. Ian Genno	23,702.06	*	0	*	2,608.70	21,093.37	*	0	*
Cameron J. Congdon	43,737.51	*	0	*	9,508.15	34,229.35	*	0	*
Carolyn G. Harper	55,588.54	*	0	*	12,084.47	43,504.07	*	0	*
Cathy Margaret Routledge	1,600.00	*	0	*	347.83	1,252.17	*	0	*
Charles D. Pickup	105,120.61	*	0	*	22,852.31	82,268.31	*	0	*
Charles H. Watts	46,465.65	*	0	*	10,101.23	36,364.42	*	0	*
Charles Henri Le Chevalier	31,886.48	*	0	*	6,931.84	24,954.63	*	0	*
Charles R. Lee	73,631.34	*	0	*	47,826.09	25,805.25	*	0	*
Charles Rf Raw	73,834.33	*	0	*	16,050.94	57,783.39	*	0	*
Chris T. Brockett	132,866.31	*	0	*	95,652.17	37,214.14	*	0	*
Christian Laberge	9,821.30	*	0	*	870.00	8,951.30	*	0	*
Christiane Bourassa	41,009.37	*	0	*	8,915.08	32,094.29	*	0	*
Christina D. Mendez	10,912.55	*	0	*	2,372.29	8,540.26	*	0	*
Christine Farmer	7,638.79	*	0	*	1,260.87	6,377.92	*	0	*
Christopher J. Fabro	5,456.28	*	0	*	1,186.15	4,270.13	*	0	*
Christopher J. Green	10,912.55	*	0	*	2,372.29	8,540.26	*	0	*
Christopher Kent Williams	5,456.28	*	0	*	1,186.15	4,270.13	*	0	*
Christopher L. Fordham	13,640.69	*	0	*	1,304.35	12,336.34	*	0	*
Christopher M. Johnson	46,718.16	*	0	*	20,000.00	26,718.16	*	0	*
Christopher Mark Hutzler	34,614.62	*	0	*	7,524.92	27,089.70	*	0	*
Claude G. Boulanger	67,439.57	*	0	*	14,660.78	52,778.80	*	0	*

	Beneficial Ownership Before Conversion and Before the Offering				Shares Being Offered	Beneficial Ownership After the Offering
Name of Beneficial Owner	Class B Common Stock	% of Class B Common Stock Outstanding	Class A Common Stock	% of Class A Common Stock Outstanding		Class B Common Stock	% of Class B Common Stock Outstanding	Class A Common Stock	% of Class A Common Stock Outstanding
Colleen Tsao	9,821.30	*	0	*	2,135.06	7,686.23	*	0	*
Cristina Mano	10,912.55	*	0	*	2,372.29	8,540.26	*	0	*
Cynthia Defidelto	67,439.57	*	0	*	14,660.78	52,778.80	*	0	*
Cynthia M. Beauregard	41,009.37	*	0	*	8,915.08	32,094.29	*	0	*
Cynthia S. Martin	38,055.65	*	0	*	21,739.13	16,316.52	*	0	*
Daniel G. Laline Jr	64,661.93	*	0	*	17,391.30	47,270.62	*	0	*
Darrell J. Peters	93,607.87	*	0	*	20,349.54	73,258.33	*	0	*
David A. Kaplan	15,277.57	*	0	*	3,321.21	11,956.36	*	0	*
David A. Lagnese	31,886.48	*	0	*	6,931.84	24,954.63	*	0	*
David A. Osterndorf	85,085.17	*	0	*	13,043.48	72,041.69	*	0	*
David C. Sueur Le	53,098.71	*	0	*	31,304.35	21,794.37	*	0	*
David H. Healy	82,427.50	*	0	*	19,502.17	62,925.33	*	0	*
David J. Keeler	85,348.00	*	0	*	74,215.66	11,132.35	*	0	*
David J. Lodigiani	67,439.57	*	0	*	14,660.78	52,778.80	*	0	*
David J. Moss	47,404.12	*	0	*	10,305.24	37,098.88	*	0	*
David L. Homer	9,821.30	*	0	*	1,130.43	8,690.86	*	0	*
David N. Suchsland	63,772.95	*	0	*	13,863.69	49,909.27	*	0	*
David S. Powell	55,148.02	*	0	*	15,346.09	39,801.93	*	0	*
David W. Batson	13,640.69	*	0	*	2,965.37	10,675.32	*	0	*
David W. Kenny	12,549.44	*	0	*	2,173.91	10,375.52	*	0	*
David W. Laier	64,711.43	*	0	*	14,067.70	50,643.73	*	0	*
Dean A. Stoutland	67,439.57	*	0	*	14,660.78	52,778.80	*	0	*
Dean Justin Smith	47,404.12	*	0	*	10,305.24	37,098.88	*	0	*
Deborah A. Iaquinto	67,439.57	*	0	*	14,660.78	52,778.80	*	0	*
Demetri Demopoulos	43,737.51	*	0	*	9,508.15	34,229.35	*	0	*
Dennis G. Arizin	34,614.62	*	0	*	7,524.92	27,089.70	*	0	*
Don C. Rountree	18,602.12	*	0	*	8,349.67	10,252.45	*	0	*
Donald B. Gaias	55,588.54	*	0	*	12,084.47	43,504.07	*	0	*
Donald L. Lowman	263,516.30	*	0	*	28,260.87	235,255.43	1.03%	0	*
Donald W. Hay	76,562.46	*	0	*	16,521.74	60,040.72	*	0	*
Douglas J. Collins	55,780.63	*	0	*	26,086.96	29,693.67	*	0	*
Douglas J. Friske	82,018.74	*	0	*	3,565.22	78,453.52	*	0	*
Duke Family Settlement (2010)	140,411.81	*	0	*	30,524.31	109,887.50	*	0	*
Edward M. Wrobel Jr	101,300.26	*	0	*	12,584.19	88,716.08	*	0	*
Edward S. Hochberg	12,549.44	*	0	*	2,728.14	9,821.30	*	0	*
Elissa M. Sirovatka	9,821.30	*	0	*	2,135.06	7,686.23	*	0	*
Ellen L. Federman	9,821.30	*	0	*	2,135.06	7,686.23	*	0	*
Emmett O. Seaborn	155,591.17	*	0	*	33,824.17	121,767.00	*	0	*
Eric C. Larre	12,549.44	*	0	*	2,728.14	9,821.30	*	0	*
Eric Damours	37,342.75	*	0	*	8,117.99	29,224.76	*	0	*
Eric M. Mcmurray	51,921.92	*	0	*	11,287.37	40,634.55	*	0	*
Eric T. Duffelen	38,595.20	*	0	*	16,169.74	22,425.46	*	0	*
Eric T. Stoopler	55,588.54	*	0	*	12,084.47	43,504.07	*	0	*
Eric Wuithier	70,506.00	*	0	*	15,327.39	55,178.61	*	0	*
Fairway Trust Limited as Trustees of the Boschetti Trust	12,180.48	*	0	*	10,591.72	1,588.76	*	0	*
Fairway Trust Limited as Trustees of the Borghello Trust	31,886.48	*	0	*	6,931.84	24,954.63	*	0	*
Falco Robert Valkenburg	66,501.09	*	0	*	14,456.76	52,044.33	*	0	*
Felinto Sernache	76,562.46	*	0	*	16,644.01	59,918.45	*	0	*
Ferd L. Davis III	5,456.28	*	0	*	1,186.15	4,270.13	*	0	*
Fern Grace Whitehouse	7,638.79	*	0	*	1,660.61	5,978.18	*	0	*
Fiona L. Macdonald	55,588.54	*	0	*	12,084.47	43,504.07	*	0	*
Florence Holden	9,821.30	*	0	*	2,135.06	7,686.23	*	0	*
Francis J. Giampietro Jr	16,368.83	*	0	*	2,173.91	14,194.91	*	0	*
Frederick L. Abbott	52,860.40	*	0	*	11,491.39	41,369.01	*	0	*
Freeman Family Settlement (2010)	55,588.54	*	0	*	12,084.47	43,504.07	*	0	*
Gail E. Hiestand	5,456.28	*	0	*	1,186.15	4,270.13	*	0	*

	Beneficial Ownership Before Conversion and Before the Offering				Shares Being Offered	Beneficial Ownership After the Offering
Name of Beneficial Owner	Class B Common Stock	% of Class B Common Stock Outstanding	Class A Common Stock	% of Class A Common Stock Outstanding		Class B Common Stock	% of Class B Common Stock Outstanding	Class A Common Stock	% of Class A Common Stock Outstanding
Gavin N. Palmer	46,465.65	*	0	*	10,101.23	36,364.42	*	0	*
Gavin S. Benjamin	13,640.69	*	0	*	1,186.15	12,454.55	*	0	*
Gayle M. Spear	29,158.34	*	0	*	6,338.77	22,819.57	*	0	*
George Joseph Daddario Jr	7,638.79	*	0	*	1,660.61	5,978.18	*	0	*
Gerard Silve	7,638.79	*	0	*	1,660.61	5,978.18	*	0	*
Gloria Gowens	29,158.34	*	0	*	6,086.96	23,071.38	*	0	*
Gordon Alec Marsh	71,106.19	*	0	*	15,457.87	55,648.32	*	0	*
Gordon L. Gould	188,630.63	*	0	*	24,347.83	164,282.81	*	0	*
Graham P. Goode	23,702.06	*	0	*	5,152.62	18,549.44	*	0	*
Gunton Family Settlement (2010)	10,400.00	*	0	*	2,260.87	8,139.13	*	0	*
Gus M. Bentivegna	9,821.30	*	0	*	2,135.06	7,686.23	*	0	*
Guy Delisle	39,832.70	*	0	*	34,637.13	5,195.57	*	0	*
Harriet Sebald	7,638.79	*	0	*	1,660.61	5,978.18	*	0	*
Heijo Hauser	97,575.97	*	0	*	12,121.25	85,454.71	*	0	*
Helen Judith Bennett Beedham	1,280.00	*	0	*	278.26	1,001.74	*	0	*
Henk J. Kriek	47,404.12	*	0	*	10,305.24	37,098.88	*	0	*
Howard Markman	43,737.51	*	0	*	9,043.48	34,694.03	*	0	*
Hugh F. Shanks	82,447.30	*	0	*	21,739.13	60,708.17	*	0	*
Hugo A. Kostelni	31,741.75	*	0	*	3,247.55	28,494.20	*	0	*
Ian B. Farr	67,439.57	*	0	*	14,660.78	52,778.80	*	0	*
Ian R. Mair	31,886.48	*	0	*	6,931.84	24,954.63	*	0	*
In Sung Yuh	7,638.79	*	0	*	1,660.61	5,978.18	*	0	*
Irina Perina Konstantinovsky	7,638.79	*	0	*	1,660.61	5,978.18	*	0	*
Isabelle A. Cote	13,640.69	*	0	*	2,965.37	10,675.32	*	0	*
Jack Borbely	21,304.23	*	0	*	6,086.96	15,217.28	*	0	*
Jack L. Gibson	16,368.83	*	0	*	3,558.44	12,810.39	*	0	*
Jaime L. Pludo	31,886.48	*	0	*	6,931.84	24,954.63	*	0	*
James A. Stewart	9,821.30	*	0	*	2,135.06	7,686.23	*	0	*
James B. Curtin Jr	55,588.54	*	0	*	12,084.47	43,504.07	*	0	*
James C. Archer	5,456.28	*	0	*	1,186.15	4,270.13	*	0	*
James D. Cummings	7,638.79	*	0	*	1,660.61	5,978.18	*	0	*
James M. Mc Nab	13,640.69	*	0	*	2,965.37	10,675.32	*	0	*
James M. Meacock	38,281.23	*	0	*	8,322.01	29,959.23	*	0	*
James P. Depre	31,886.48	*	0	*	6,931.84	24,954.63	*	0	*
James W. B. Hole	43,737.51	*	0	*	9,508.15	34,229.35	*	0	*
Jay Mitchell	16,368.83	*	0	*	3,558.44	12,810.39	*	0	*
Jean A. Moore	46,465.65	*	0	*	5,217.39	41,248.26	*	0	*
Jean C. Daly	31,886.48	*	0	*	6,931.84	24,954.63	*	0	*
Jean Francois Vernier	29,158.34	*	0	*	6,338.77	22,819.57	*	0	*
Jean Philippe Provost	21,825.10	*	0	*	4,744.59	17,080.52	*	0	*
Jean Remi Mayrand	31,886.48	*	0	*	6,931.84	24,954.63	*	0	*
Jean Robert Viguie	114,920.08	*	0	*	24,982.63	89,937.46	*	0	*
Jeanne Oc Wyand	55,588.54	*	0	*	6,086.96	49,501.58	*	0	*
Jennifer L. Biggs Trustee of the Jennifer L. Biggs Revocable Trust	31,886.48	*	0	*	3,478.26	28,408.22	*	0	*
Jennifer Lyn Brasher	10,230.52	*	0	*	2,965.37	7,265.15	*	0	*
Jennifer P. Johnson	31,886.48	*	0	*	1,391.30	30,495.17	*	0	*
Joanne Percoco Mooney	41,009.37	*	0	*	8,915.08	32,094.29	*	0	*
Joerg Peter Domschke	45,361.86	*	0	*	35,097.27	10,264.59	*	0	*
John A. Adams	43,737.51	*	0	*	4,347.83	39,389.68	*	0	*
John A. Mcintosh	31,886.48	*	0	*	6,931.84	24,954.63	*	0	*
John B. Egner	99,664.34	*	0	*	21,666.16	77,998.18	*	0	*
John Beedham	1,280.69	*	0	*	278.41	1,002.28	*	0	*
John C. Shea	50,078.54	*	0	*	7,293.16	42,785.38	*	0	*
John Carney Settlement (2010)	119,206.04	*	0	*	43,478.26	75,727.78	*	0	*
John D. England	64,060.51	*	0	*	55,704.79	8,355.72	*	0	*
John E. Marsteller	13,640.69	*	0	*	2,965.37	10,675.32	*	0	*

	Beneficial Ownership Before Conversion and Before the Offering				Shares Being Offered	Beneficial Ownership After the Offering
Name of Beneficial Owner	Class B Common Stock	% of Class B Common Stock Outstanding	Class A Common Stock	% of Class A Common Stock Outstanding		Class B Common Stock	% of Class B Common Stock Outstanding	Class A Common Stock	% of Class A Common Stock Outstanding
John F. Butcher II	9,821.30	*	0	*	2,135.06	7,686.23	*	0	*
John H. Mize	51,921.92	*	0	*	11,287.37	40,634.55	*	0	*
John J. Toslosky	7,638.79	*	0	*	1,660.61	5,978.18	*	0	*
John Kenneth Allen	71,106.19	*	0	*	15,457.87	55,648.32	*	0	*
John M. Fenton	91,043.13	*	0	*	5,444.16	85,598.97	*	0	*
John M. Mccoy	42,461.15	*	0	*	36,922.74	5,538.41	*	0	*
John M. Nevers Jr	43,737.51	*	0	*	9,508.15	34,229.35	*	0	*
John Michael Lochner	31,886.48	*	0	*	1,739.13	30,147.35	*	0	*
John P. Davi	12,277.57	*	0	*	712.52	11,565.06	*	0	*
John P. Woods III	5,456.28	*	3,926	*	1,186.15	4,270.13	*	3,926	*
John R. Leigh	13,640.69	*	0	*	2,965.37	10,675.32	*	0	*
John S. Clouston	4,455.01	*	0	*	3,873.92	581.09	*	0	*
John W. Allen	13,640.69	*	0	*	2,965.37	10,675.32	*	0	*
John W. Gift	42,143.88	*	0	*	34,782.61	7,361.27	*	0	*
Jonathan D. Weinstein	51,921.92	*	0	*	11,287.37	40,634.55	*	0	*
Joni T. Bierwirth	67,439.57	*	0	*	14,660.78	52,778.80	*	0	*
Joseph Glinbizzi	43,737.51	*	0	*	9,508.15	34,229.35	*	0	*
Julie J. Gebauer	188,416.12	*	0	*	40,960.03	147,456.10	*	0	*
Julie M. Womack	7,638.79	*	0	*	1,660.61	5,978.18	*	0	*
Karen M. Figueiredo	55,588.54	*	0	*	12,084.47	43,504.07	*	0	*
Katharine Barnes	31,886.48	*	0	*	3,478.26	28,408.22	*	0	*
Katharine J. Turner	9,821.30	*	0	*	2,135.06	7,686.23	*	0	*
Kathleen A. Fitzpatrick	12,549.44	*	0	*	2,728.14	9,821.30	*	0	*
Kathleen C. Mcclave	10,366.92	*	0	*	2,253.68	8,113.24	*	0	*
Kathleen M. Drummond	26,658.34	*	0	*	4,164.86	22,493.48	*	0	*
Keith Andrew Harrison	85,685.36	*	0	*	18,627.25	67,058.11	*	0	*
Kenneth T. Ransby	91,688.96	*	0	*	79,130.43	12,558.53	*	0	*
Kevin C. Young	105,720.80	*	0	*	8,695.65	97,025.15	*	0	*
Kevin J. Aselstine	95,659.43	*	0	*	20,795.53	74,863.90	*	0	*
Kevin J. Halfpenny	5,456.28	*	0	*	1,186.15	4,270.13	*	0	*
Kevin M. Koonjy	29,158.34	*	0	*	6,338.77	22,819.57	*	0	*
Kevin M. Mcdermott	48,533.57	*	1,117	*	13,043.48	35,490.10	*	1,117	*
Kimberly A. Billeter	9,821.30	*	0	*	2,135.06	7,686.23	*	0	*
Larry L. Parks	44,421.85	*	340	*	5,339.67	39,082.18	*	340	*
Lawrence G. Frank	67,796.88	*	0	*	3,684.10	64,112.78	*	0	*
Lawrence J. Moerke	72,507.69	*	0	*	63,050.16	9,457.52	*	0	*
Lawrence M. Cantwell	78,352.12	*	0	*	17,033.07	61,319.05	*	0	*
Lawrence Mitchell Oliver	10,751.41	*	0	*	9,349.05	1,402.36	*	0	*
Lisa Bishop Sterling	43,737.51	*	0	*	9,508.15	34,229.35	*	0	*
Lisa Ristani	9,821.30	*	0	*	2,135.06	7,686.23	*	0	*
Lori A. Michels	38,595.20	*	0	*	33,561.04	5,034.16	*	0	*
Lori G. Lanzelotti	13,640.69	*	0	*	2,965.37	10,675.32	*	0	*
Louis E. Stavsky	141,612.19	*	0	*	30,524.39	111,087.80	*	0	*
Louise Lessard	55,588.54	*	0	*	10,434.78	45,153.76	*	0	*
Lucien Pouliot	55,029.22	*	0	*	23,913.04	31,116.17	*	0	*
Lyle S. Teichman	31,886.48	*	0	*	2,826.63	29,059.85	*	0	*
Marc R. Ullman	13,640.69	*	0	*	2,965.37	10,675.32	*	0	*
Marcel R. Spaans	40,070.89	*	0	*	8,711.06	31,359.83	*	0	*
Marcel Rottiers	137,683.67	*	0	*	14,782.61	122,901.06	*	0	*
Marco Boschetti	1,600.96	*	0	*	347.83	1,253.14	*	0	*
Margaret C. Ruiseal	1,312.55	*	0	*	285.34	1,027.21	*	0	*
Margaret M. Mcdaniel	61,044.82	*	0	*	8,869.57	52,175.25	*	0	*
Mark A. Dahlman	67,439.57	*	0	*	14,660.78	52,778.80	*	0	*
Mark A. Toniatti	63,424.43	*	0	*	6,456.02	56,968.40	*	0	*
Mark D. S. Byrne	28,614.62	*	0	*	2,307.53	26,307.09	*	0	*
Mark J. Shelton	5,456.28	*	0	*	1,186.15	4,270.13	*	0	*
Mark Reid	10,017.72	*	0	*	8,711.06	1,306.66	*	0	*
Mark S. Angard	39,645.30	*	0	*	11,491.39	28,153.91	*	0	*
Mark T. Dungan	13,640.69	*	0	*	2,965.37	10,675.32	*	0	*
Mark W. Campbell	36,118.32	*	0	*	21,842.01	14,276.30	*	0	*
Martin A. Lewis	25,368.78	*	0	*	22,059.81	3,308.97	*	0	*
Martin B. Friedman	43,737.51	*	0	*	9,508.15	34,229.35	*	0	*

	Beneficial Ownership Before Conversion and Before the Offering				Shares Being Offered	Beneficial Ownership After the Offering
Name of Beneficial Owner	Class B Common Stock	% of Class B Common Stock Outstanding	Class A Common Stock	% of Class A Common Stock Outstanding		Class B Common Stock	% of Class B Common Stock Outstanding	Class A Common Stock	% of Class A Common Stock Outstanding
Martin Emmerich	7,638.79	*	0	*	1,660.61	5,978.18	*	0	*
Martin Roffey	23,702.06	*	0	*	5,152.62	18,549.44	*	0	*
Martine Anne Ferland	54,650.06	*	0	*	11,880.45	42,769.61	*	0	*
Mary E. Malloy	13,640.69	*	0	*	2,965.37	10,675.32	*	0	*
Mary G. Endress	5,456.28	*	0	*	1,186.15	4,270.13	*	0	*
Mary L. Tavarozzi	26,158.34	*	0	*	3,730.07	22,428.27	*	0	*
Mathieu J. Lussier	7,638.79	*	0	*	1,660.61	5,978.18	*	0	*
Melinda A. Dearman	31,886.48	*	0	*	6,086.96	25,799.52	*	0	*
Michael C. Fox	96,492.66	*	0	*	16,737.54	79,755.13	*	0	*
Michael D. Poe	43,737.51	*	0	*	4,754.09	38,983.42	*	0	*
Michael H. Kramarsch	45,527.17	*	0	*	9,897.21	35,629.96	*	0	*
Michael Huston Trustee of the Mike Huston Trust	93,624.41	*	0	*	81,412.53	12,211.88	*	0	*
Michael J. Thomas	19,096.97	*	0	*	2,608.70	16,488.27	*	0	*
Michael J. Turk	49,193.78	*	0	*	10,694.30	38,499.48	*	0	*
Michael L. Millns	46,465.65	*	0	*	9,090.79	37,374.85	*	0	*
Michael P. Curran	5,456.28	*	0	*	1,186.15	4,270.13	*	0	*
Michael P. Moran	120,345.23	*	0	*	7,901.14	112,444.09	*	0	*
Michael R. Ternosky	62,879.93	*	0	*	54,678.20	8,201.73	*	0	*
Michael T. Mulville	37,342.75	*	0	*	8,117.99	29,224.76	*	0	*
Michel Tougas	16,368.83	*	0	*	2,608.70	13,760.13	*	0	*
Mitchell J. Cole	52,860.40	*	0	*	11,491.30	41,369.10	*	0	*
Monica L. Mcintosh	61,044.82	*	0	*	10,661.92	50,382.90	*	0	*
Morse J. Wilkenfeld	5,456.28	*	0	*	1,186.15	4,270.13	*	0	*
Murray C. Emerson	35,553.10	*	0	*	7,728.93	27,824.16	*	0	*
Myrna S. Chao	143,740.14	*	0	*	31,247.86	112,492.28	*	0	*
Nathan H. Slaff	22,314.63	*	0	*	9,739.13	12,575.50	*	0	*
Nicola J. Gunton	1,800.00	*	0	*	295.65	1,504.35	*	0	*
Nicolas P. Crook	58,316.68	*	0	*	10,068.84	48,247.83	*	0	*
Nina R. Emery Trustee of the Jenny P. Emery Spousal Access Trust	149,534.70	*	0	*	16,253.77	133,280.93	*	0	*
Nina R. Emery Trustee of the David W. Emery Spousal Access Trust	149,534.70	*	0	*	16,253.77	133,280.93	*	0	*
Otten Family Settlement 2010	52,860.40	*	0	*	11,491.39	41,369.01	*	0	*
P. K. David Service	127,971.50	*	0	*	19,540.43	108,431.06	*	0	*
Patricia A. Lombel	4,726.42	*	0	*	4,109.93	616.49	*	0	*
Patricia A. Yearick	8,463.92	*	0	*	4,347.83	4,116.09	*	0	*
Patricia B. Rawlins	38,055.65	*	0	*	31,304.35	6,751.30	*	0	*
Patricia L. Guinn	269,911.06	1.00%	0	*	13,043.48	256,867.58	1.13%	0	*
Paul E. Den Hartog	7,638.79	*	0	*	1,660.61	5,978.18	*	0	*
Paul J. Matthews	99,664.34	*	0	*	21,666.16	77,998.18	*	0	*
Paul James Mackay	5,456.28	*	0	*	1,186.15	4,270.13	*	0	*
Paul Kelvin Schott	12,549.44	*	0	*	2,728.14	9,821.30	*	0	*
Paul Martin Melody	5,456.28	*	0	*	1,186.15	4,270.13	*	0	*
Paul T. Hansen	71,156.34	*	0	*	61,875.07	9,281.26	*	0	*
Paul W. Conley	31,886.48	*	0	*	6,931.84	24,954.63	*	0	*
Paula J. Todd	52,532.69	*	0	*	28,260.87	24,271.82	*	0	*
Paula S. Wickland	29,158.34	*	0	*	6,338.77	22,819.57	*	0	*
Paulo Ferreira	47,404.12	*	0	*	10,305.24	37,098.88	*	0	*
Peter Anthony Routledge	1,600.00	*	0	*	347.83	1,252.17	*	0	*
Peter Eric Thomas	59,255.16	*	0	*	12,881.56	46,373.60	*	0	*
Peter James Allen	48,376.41	*	0	*	42,066.44	6,309.97	*	0	*
Petra Knab Haegele	13,640.69	*	0	*	2,965.37	10,675.32	*	0	*
Philip A. Morse	31,886.48	*	0	*	6,062.28	25,824.20	*	0	*
Philip B. Davis	29,158.34	*	0	*	6,338.77	22,819.57	*	0	*
Philip J. Roberts	5,456.28	*	0	*	1,186.15	4,270.13	*	0	*
Philippe A. Poincloux	198,815.78	*	0	*	43,220.82	155,594.96	*	0	*
Pierre Lemelin	98,554.62	*	0	*	33,525.76	65,028.86	*	0	*
R. David Fitt	13,640.69	*	0	*	2,965.37	10,675.32	*	0	*

	Beneficial Ownership Before Conversion and Before the Offering				Shares Being Offered	Beneficial Ownership After the Offering
Name of Beneficial Owner	Class B Common Stock	% of Class B Common Stock Outstanding	Class A Common Stock	% of Class A Common Stock Outstanding		Class B Common Stock	% of Class B Common Stock Outstanding	Class A Common Stock	% of Class A Common Stock Outstanding
Rachel Nuyts	17,518.07	*	0	*	15,233.11	2,284.97	*	0	*
Randall Keith Lynn Sr	148,934.51	*	0	*	32,377.07	116,557.44	*	0	*
Richard A. Furniss Jr	89,832.71	*	0	*	17,391.30	72,441.40	*	0	*
Richard E. Forchetti	22,198.60	*	0	*	19,303.13	2,895.47	*	0	*
Richard Gisonny	73,234.14	*	0	*	15,920.46	57,313.67	*	0	*
Richard H. H. Batty	192,082.74	*	0	*	41,757.12	150,325.62	*	0	*
Richard I. Jameson	26,430.20	*	0	*	5,745.70	20,684.50	*	0	*
Richard J. Bannister Jr	55,588.54	*	0	*	12,084.47	43,504.07	*	0	*
Richard J. Matinale	99,326.05	*	0	*	21,592.62	77,733.43	*	0	*
Richard L. Rafferty	43,737.51	*	0	*	8,695.65	35,041.86	*	0	*
Richard M. Shaw	4,092.21	*	3,926	*	1,186.15	2,906.06	*	3,926	*
Richard W. Gunton	1,440.69	*	0	*	295.65	1,145.04	*	0	*
Robert B. Bernier	27,281.38	*	0	*	5,930.73	21,350.65	*	0	*
Robert B. Carmichael	54,450.07	*	0	*	47,347.88	7,102.18	*	0	*
Robert Blais	91,149.41	*	0	*	27,826.09	63,323.32	*	0	*
Robert C. Gore	39,705.00	*	0	*	17,391.30	22,313.69	*	0	*
Robert D. Becker	11,392.49	*	0	*	9,906.51	1,485.98	*	0	*
Robert V. Mustich	31,886.48	*	0	*	6,931.84	24,954.63	*	0	*
Robert O. Donke	79,094.18	*	0	*	22,925.85	56,168.33	*	0	*
Robin Anthony Ward	38,281.23	*	0	*	8,322.01	29,959.23	*	0	*
Roland Pratte	49,074.36	*	0	*	13,043.48	36,030.88	*	0	*
Ronald C. Mason	52,860.40	*	0	*	11,491.39	41,369.01	*	0	*
Ronald C. Piacenti	142,550.67	*	0	*	30,989.28	111,561.39	*	0	*
Ronald Doornbos	7,638.79	*	0	*	1,660.61	5,978.18	*	0	*
Rose Marie Nelson	7,638.79	*	0	*	869.57	6,769.22	*	0	*
Roselyn R. Feinsod	15,277.57	*	0	*	3,321.21	11,956.36	*	0	*
Ross Charles Howard	106,648.37	*	0	*	23,184.43	83,463.94	*	0	*
Routledge Family Settlement (2010)	52,388.54	*	0	*	6,956.52	45,432.02	*	0	*
Rudo Grimm	5,456.28	*	0	*	1,186.15	4,270.13	*	0	*
Ruiseal Family Settlement 2010	8,400.00	*	0	*	1,826.09	6,573.91	*	0	*
Russel L. Sutter	31,553.10	*	0	*	2,608.70	28,944.40	*	0	*
Russell E. Hall	120,427.77	*	0	*	17,701.69	102,726.08	*	0	*
Russell H. Greig Jr	5,456.28	*	0	*	1,186.15	4,270.13	*	0	*
Sallyann Boschetti	800.00	*	0	*	347.83	452.17	*	0	*
Sandra Oneal	58,957.05	*	0	*	13,043.48	45,913.57	*	0	*
Scott P. Landis	9,821.30	*	0	*	2,135.06	7,686.23	*	0	*
Sean C. Connelly	7,638.79	*	0	*	1,660.61	5,978.18	*	0	*
Sheaf Family Settlement (2010)	28,680.00	*	0	*	6,234.78	22,445.22	*	0	*
Simon East	9,821.30	*	0	*	1,601.74	8,219.56	*	0	*
Stacey R. Thaler	55,588.54	*	0	*	12,084.47	43,504.07	*	0	*
Stephen Allan	6,274.44	*	0	*	1,364.01	4,910.43	*	0	*
Stephen Allen Douglas	29,158.34	*	0	*	6,338.77	22,819.57	*	0	*
Stephen G. Mekenian	72,895.85	*	0	*	15,846.92	57,048.92	*	0	*
Stephen H. Lynch	43,737.51	*	0	*	9,508.15	34,229.35	*	0	*
Stephen J. Butterfield	31,886.48	*	0	*	6,931.84	24,954.63	*	0	*
Stephen J. Pakela	7,638.79	*	0	*	1,660.61	5,978.18	*	0	*
Stephen P. Bonnar	73,631.34	*	0	*	8,695.65	64,935.69	*	0	*
Stephen P. Lowe	243,830.06	*	0	*	26,086.96	217,743.11	*	0	*
Steven E. Riedl	9,821.30	*	0	*	2,135.06	7,686.23	*	0	*
Steven J. Kerstein	103,950.13	*	0	*	90,391.41	13,558.71	*	0	*
Steven L. Moran	49,588.54	*	0	*	6,867.07	42,721.47	*	0	*
Stuart D. Schettler	8,215.33	*	0	*	3,478.26	4,737.07	*	0	*
Sue Ellen Corning	29,158.34	*	0	*	6,338.77	22,819.57	*	0	*
Susan C. Crown	9,821.30	*	0	*	2,135.06	7,686.23	*	0	*
Susan D. Haslett	52,860.40	*	0	*	11,491.39	41,369.01	*	0	*
Susan Fazo	34,614.62	*	0	*	7,524.92	27,089.70	*	0	*
Susan M. Mc Namara	13,981.71	*	0	*	9,565.22	4,416.49	*	0	*
Suzanne C. Mcandrew	31,886.48	*	0	*	6,931.84	24,954.63	*	0	*
Sylvia Pozezanac	63,772.95	*	0	*	13,863.69	49,909.27	*	0	*
Tamara S. Mattson	51,277.11	*	0	*	22,608.70	28,668.42	*	0	*

	Beneficial Ownership Before Conversion and Before the Offering				Shares Being Offered	Beneficial Ownership After the Offering
Name of Beneficial Owner	Class B Common Stock	% of Class B Common Stock Outstanding	Class A Common Stock	% of Class A Common Stock Outstanding		Class B Common Stock	% of Class B Common Stock Outstanding	Class A Common Stock	% of Class A Common Stock Outstanding
Tanya Ingrid Mayer	35,553.10	*	0	*	6,956.52	28,596.57	*	0	*
The Crawley Family Settlement (2010)	41,009.37	*	0	*	8,915.08	32,094.29	*	0	*
Thomas D. Matthews	7,638.79	*	0	*	1,660.61	5,978.18	*	0	*
Thomas G. Rogers	5,456.28	*	0	*	1,186.15	4,270.13	*	0	*
Thomas H. Twyford	5,456.28	*	0	*	1,186.15	4,270.13	*	0	*
Thomas L. Ghezzi	140,411.81	*	0	*	30,524.31	109,887.50	*	0	*
Thomas O. Davenport	52,860.40	*	0	*	11,491.39	41,369.01	*	0	*
Thomas P. Muench	44,075.80	*	0	*	5,652.17	38,423.62	*	0	*
Timothy J. Marnell	44,613.84	*	0	*	33,043.48	11,570.37	*	0	*
Timothy J. Robson	88,336.01	*	0	*	6,956.52	81,379.49	*	0	*
Timothy J. Willig	67,439.57	*	0	*	14,660.78	52,778.80	*	0	*
Timothy R. Bendall	7,638.79	*	0	*	1,660.61	5,978.18	*	0	*
Todd Byran Meck	72,548.71	*	0	*	20,000.00	52,548.71	*	0	*
Todd E. Netter	38,055.65	*	0	*	17,391.30	20,664.34	*	0	*
Todd Lippincott	21,825.10	*	0	*	4,744.59	17,080.52	*	0	*
Tomas Daire Maire Ruiseal	1,200.00	*	0	*	260.87	939.13	*	0	*
Ton Winkels	7,638.79	*	0	*	1,660.61	5,978.18	*	0	*
Ulrich Wiesenewsky	5,456.28	*	0	*	1,186.15	4,270.13	*	0	*
Valerie M. Vardy	35,553.10	*	0	*	3,865.22	31,687.88	*	0	*
Vincent F. Yezzi Jr	9,821.30	*	0	*	1,065.22	8,756.08	*	0	*
Virgil B. Williams	31,886.48	*	0	*	6,884.89	25,001.59	*	0	*
Virginia Olson	53,059.11	*	0	*	8,695.65	44,363.46	*	0	*
W. Perry Cannon	16,368.83	*	0	*	3,558.44	12,810.39	*	0	*
Wendy E. Inouye	13,640.69	*	0	*	1,304.35	12,336.34	*	0	*
William H. Eyre Jr	241,788.02	*	0	*	26,086.96	215,701.06	*	0	*
William J. Falk	42,886.85	*	0	*	13,043.48	29,843.37	*	0	*
William Jay Savan	7,638.79	*	0	*	1,660.61	5,978.18	*	0	*
William Randall Colbert	43,737.51	*	0	*	9,508.15	34,229.35	*	0	*
Total					4,279,233

*	Represents less than 1%.
(1)	Includes (i) 55,530 currently exercisable stock options with an exercise price of $42.47 and (ii) 51,403 currently exercisable stock options with an exercise price of $45.88.
(2)	All of these shares are held indirectly in a family trust.
(3)	Includes 772.20 restricted stock units that will vest within 60 days and be payable in that number of shares of Class A Common Stock.
(4)	Includes 772.20 restricted stock units that will vest within 60 days and be payable in that number of shares of Class A Common Stock. Also includes 51 shares of Class A Common Stock held indirectly in the Marilyn Gabarro Revocable Trust.
(5)	Includes 772.20 restricted stock units that will vest within 60 days and be payable in that number of shares of Class A Common Stock.
(6)	Does not include 29,723.54 shares of Restricted Class A Common Stock, one-third of which will vest on each of January 1, 2011, January 1, 2012 and January 1, 2013.
(7)	Includes 772.20 restricted stock units that will vest within 60 days and be payable in that number of shares of Class A Common Stock.
(8)	Includes 772.20 restricted stock units that will vest within 60 days and be payable in that number of shares of Class A Common Stock.
(9)	Includes 772.20 restricted stock units that will vest within 60 days and be payable in that number of shares of Class A Common Stock.
(10)	Includes 772.20 restricted stock units that will vest within 60 days and be payable in that number of shares of Class A Common Stock.
(11)	Includes 772.20 restricted stock units that will vest within 60 days and be payable in that number of shares of Class A Common Stock.
(12)	Does not include 111,180 shares of Restricted Class A Common Stock, one-third of which will vest on each of January 1, 2011, January 1, 2012 and January 1, 2013.
(13)	Includes (i) 13,042 currently exercisable stock options with an exercise price of $42.47 and (ii) 12,073 currently exercisable stock options with an exercise price of $45.88.
(14)	Includes (i) 10,908 currently exercisable stock options with an exercise price of $42.47 and (ii) 10,097 currently exercisable stock options with an exercise price of $45.88.
(15)	Based solely on a Schedule 13G filed with the SEC on August 9, 2010 by Artisan Partners Holdings LP, Artisan Investment Corporation, Artisan Partners Limited Partnership, Artisan Investments GP LLC, ZFIC, Inc., Andrew A. Ziegler, Carlene M. Ziegler and Artisan Funds, Inc. The stockholders reported that they have shared dispositive power over all 4,768,187 shares of Class A Common Stock and shared voting power with respect to 4,600,687 shares of Class A Common Stock. The principal business address of the stockholders is 875 East Wisconsin Avenue, Suite 800, Milwaukee, WI 53202.

DESCRIPTION OF CAPITAL STOCK, CERTIFICATE OF INCORPORATION AND BYLAWS

Capital Stock

Towers Watson has the authority to issue an aggregate of 416,100,000 shares, of which:

•	414,000,000 are shares of voting common stock, $0.01 par value, designated into classes and subclasses, as described below;

•	2,000,000 are shares of preferred stock, $0.01 par value; and

•	100,000 are shares of Class F stock.

As of September 7, 2010, 74,236,615.86 shares of Towers Watson’s voting common stock, 99,999.94 shares of Class F stock and no shares of Towers Watson’s preferred stock are outstanding.

No holder of any class of stock of Towers Watson has any preemptive or preferential right of subscription to any shares of any class of stock of Towers Watson whether authorized now or at a future date, or to any obligation convertible into stock of Towers Watson, or any right of subscription for such securities, other than such rights, if any, as the Board of Directors in its discretion from time to time determines.

The following description of our capital stock and provisions of our certificate of incorporation and bylaws are summaries and are qualified by reference to our certificate of incorporation and bylaws, which have been filed with the SEC.

Common Stock

The shares of Towers Watson’s voting common stock are duly authorized, validly issued, fully paid and nonassessable. Towers Watson’s voting common stock is divided into the following classes (and subclasses):

•	Class A Common Stock, 300,000,000 shares authorized.

•	Class B Common Stock, 93,500,000 shares authorized, divided into four subclasses, as follows:

•	Class B-1 Common Stock, 31,000,000 shares authorized.

•	Class B-2 Common Stock, 25,000,000 shares authorized.

•	Class B-3 Common Stock, 25,000,000 shares authorized.

•	Class B-4 Common Stock, 12,500,000 shares authorized.

•	Towers Watson Class R Common Stock, 13,500,000 shares authorized.

•	Towers Watson Class S Common Stock, 7,000,000 shares authorized.

Class A Common Stock

Voting Rights. At every meeting of the stockholders of Towers Watson in connection with the election of directors and all other matters submitted to a vote of stockholders, every holder of shares of Class A Common Stock is entitled to one vote in person or by proxy for each share of Class A Common Stock registered in the name of the holder on the transfer books of Towers Watson. Except as otherwise required by law, the holders of shares of Class A Common Stock vote together as a single class, subject to any right that may be conferred upon holders of preferred stock to vote together with holders of voting common stock on all matters submitted to a vote of stockholders of Towers Watson. No holder of shares of Class A Common Stock may cumulate votes in voting for directors.

Reclassifications, Subdivisions and Combinations. No shares of Class A Common Stock may be reclassified, subdivided or combined unless the reclassification, subdivision or combination occurs simultaneously and in the same proportion for all shares of Class A Common Stock, except that Class A Common Stock and Class B Common Stock may be reclassified as a single class of common stock at any time following the fourth anniversary of January 1, 2010.

Dividends and Other Distributions. Subject to the rights of the holders of preferred stock, holders of each class of voting common stock of Towers Watson are entitled to receive such dividends and other distributions in cash, stock of any corporation (other than common stock) or property of Towers Watson as may be declared on such class of common stock by our Board of Directors from time to time out of assets or funds of Towers Watson legally available for such purpose and shall share equally on a per share basis in all such dividends and other distributions. In the case of dividends or other distributions payable in common stock, including distributions pursuant to stock splits or divisions of common stock, only shares of Class A Common Stock are paid or distributed with respect to Class A Common Stock, only shares of Class B Common Stock are paid or distributed with respect to Class B Common Stock, only shares of Towers Watson Class R Common Stock are paid or distributed with respect to Towers Watson Class R Common Stock and only shares of Towers Watson Class S Common Stock are paid or distributed with respect to Towers Watson Class S Common Stock; provided that if a dividend or other distribution is paid with respect to one class or series of common stock, a proportionate dividend or distribution shall be paid with respect to each other class or series of common stock.

Liquidation, Dissolution and Winding Up. In the event of any liquidation, dissolution or winding up of the affairs of Towers Watson, whether voluntary or involuntary, after payment in full of the amounts required to be paid to the holders of preferred stock, the remaining assets and funds of Towers Watson will be distributed pro rata to the holders of shares of Towers Watson common stock. The voluntary sale, conveyance, lease, exchange or transfer (for cash, shares of stock, securities or other consideration) of all or substantially all of the assets of Towers Watson or a consolidation or merger of Towers Watson with one or more other corporations (whether or not Towers Watson is the corporation surviving the consolidation or merger) shall not be deemed to be a liquidation, dissolution or winding up, voluntary or involuntary.

Exchange Listing. Shares of Class A Common Stock are listed on the NYSE and NASDAQ under the ticker symbol “TW”.

Transfer Agent. The transfer agent and registrar for Towers Watson’s capital stock is American Stock Transfer & Trust Company, LLC.

Anti-Takeover Considerations. Delaware law contains, and Towers Watson’s certificate of incorporation and bylaws contain, a number of provisions which may have the effect of discouraging transactions that involve an actual or threatened change of control of Towers Watson.

Class B Common Stock

Except as provided below, Class B Common Stock generally have the same relative powers, preferences, limitations and restrictions as Class A Common Stock.

Automatic Conversion into Class A Common Stock. Shares of Class B Common Stock will convert into shares of Class A Common Stock as set forth below:

•	Class B-1 Common Stock automatically converts into shares of Class A Common Stock on January 1, 2011;

•	Class B-2 Common Stock automatically converts into shares of Class A Common Stock on January 1, 2012;

•	Class B-3 Common Stock automatically converts into shares of Class A Common Stock on January 1, 2013; and

•	Class B-4 Common Stock automatically converts into shares of Class A Common Stock on January 1, 2014.

Discretionary Conversion into Class A Common Stock. Our certificate of incorporation provides that the Board of Directors may, in its discretion, accelerate the conversion of shares of Class B Common Stock into Class A Common Stock. Previously, the Board of Directors was limited to accelerating the conversion of no more than five percent, in the aggregate, of the total shares of Class B Common issued pursuant to the Merger Agreement. As described in a proxy statement filed with the SEC on July 30, 2010, at a special meeting held on September 9, 2010, our stockholders approved a proposal to eliminate the restriction on the number of shares of Class B Common Stock that the Board of Directors can convert into shares of Class A Common Stock.

Acceleration. The shares of Class B Common Stock also automatically convert into unrestricted and freely transferable shares of Class A Common Stock upon consummation of any “change in control” transaction, which generally includes (i) a merger of Towers Watson in which Towers Watson’s holders of record do not immediately after such merger hold a majority of the voting power of the surviving corporation, (ii) any transaction in which 50% or more of Towers Watson’s voting power is transferred, (iii) a sale of all or substantially all of the assets of Towers Watson, or (iv) a change in the composition of our Board of Directors that results in persons other than “continuing directors” comprising a majority of the board.

If a former Towers Perrin stockholder who did not make a valid “Class R election” in the merger between Towers Perrin and Watson Wyatt is terminated without “cause” (as defined below) on or before the January 1, 2012, then upon termination:

•	Each share of Class B-1 Common Stock then held will automatically be transferred to Towers Watson in exchange for one unrestricted and freely transferable share of Class A Common Stock;

•	Each share of Class B-2 Common Stock then held will automatically be transferred to Towers Watson in exchange for one share of Class B-1 Common Stock;

•	Each share of Class B-3 Common Stock then held will automatically be transferred to Towers Watson in exchange for one share of Class B-2 Common Stock; and

•	Each share of Class B-4 Common Stock then held will automatically be transferred to Towers Watson in exchange for one share of Class B-3 Common Stock;

provided, that this will not apply to the voluntary termination by, or a termination for “cause” of, such associate. Solely for the purposes above, the term “cause” generally means any of the following: (i) theft, embezzlement, any other act of dishonesty relating to the associate’s employment; (ii) conviction of, or pleading guilty or nolo contendere to, a felony or to any lesser crime having as its predicate element fraud, dishonesty, misappropriation or moral turpitude; (iii) commission of an act in the performance of duties amounting to negligence or willful misconduct; (iv) breach of a written policy of Towers Watson or any subsidiary; or (v) failure to perform his or her job functions satisfactorily.

Transfer. Towers Watson’s certificate of incorporation contains provisions restricting the transfer of Class B Common Stock. For example, holders of shares of Class B Common Stock cannot transfer such securities except to Towers Watson or to permitted family members (or trusts for their benefit), provided that the transferor provides Towers Watson with at least five business days prior written notice. In addition, upon the holder’s death, all shares of Class B Common Stock will automatically convert into an equal number of unrestricted and freely transferable shares of Class A Common Stock.

Towers Watson Class R Common Stock

Towers Watson Class R Common Stock is non-transferable, except for transfers to permitted family members or trusts for the benefit of family members, Towers Watson, or a deceased holder’s executors, administrators, testamentary trustees, legatees and beneficiaries, and has the same relative powers, preferences, limitations and restrictions as Class A Common Stock subject to the foregoing, except that the Towers Watson Class R Common Stock was automatically redeemed by Towers Watson on January 2, 2010.

Towers Watson Class S Common Stock

Towers Watson Class S Common Stock is non-transferable, except for transfers to permitted family members, Towers Watson, or a deceased holder’s executors, administrators, testamentary trustees, legatees and beneficiaries, and has the same relative powers, preferences, limitations and restrictions as Class A Common Stock subject to the foregoing.

Preferred Stock

To the fullest extent permitted under Delaware law, our Board of Directors is authorized by resolution to divide and issue shares of preferred stock in series and to fix the voting powers and any designations, preferences, and relative, participating, optional or other special rights of any such series of preferred stock and any qualifications, limitations or restrictions of such series as are stated and expressed in the resolution or resolutions providing for the issue of such stock adopted by our Board of Directors.

Towers Watson Class F Stock

Towers Watson Class F stock is non-transferable, except for transfers to permitted family members, Towers Watson, or a deceased holder’s executors, administrators, testamentary trustees, legatees and beneficiaries, and has no rights, powers or preferences (such as the right to vote or receive dividends) other than the right to receive, upon the automatic exchange of the shares of Towers Watson Class F stock promptly following January 1, 2013, a number of shares (proportionally to each holder of Class F stock based on the number of shares of Class F stock then held by such holder) of Class A Common Stock equal to the number of shares of forfeited restricted shares of Class A Common Stock (together with a number of additional shares of Class A Common Stock with a value equal to the amount of dividends, without interest, paid with respect to such forfeited shares).

Delaware Law

We have not opted out of the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date on which the person becomes an interested stockholder, unless (i) prior to the time that the stockholder becomes an interested stockholder, the board of directors approves the business combination or the transaction which resulted in the stockholder becoming an interested stockholder, (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the stockholder owns at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding shares held by directors who are also officers, and excluding shares held in employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer), or (iii) at or subsequent to the time the stockholder becomes an interested stockholder, the business combination is approved by the board of directors and by two-thirds of the outstanding voting stock of the corporation, excluding shares held by the interested stockholder, at a meeting of stockholders (and not by written consent). For purposes of Section 203, “business combinations” include mergers, asset sales and certain other transactions resulting in a financial benefit to a stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns (or within the past three years, has owned) 15% or more of the corporation’s voting stock.

The Delaware General Corporation Law contains provisions enabling a corporation to avoid Section 203’s restrictions if stockholders holding a majority of the corporation’s voting stock approve an amendment to the corporation’s certificate of incorporation or bylaws electing not to be governed by Section 203.

Certificate of Incorporation and Bylaws

Various provisions of our certificate of incorporation and bylaws, as in effect immediately prior to the closing of this offering, may be deemed to have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders.

No Cumulative Voting. The Delaware General Corporation Law provides that stockholders are denied the right to cumulate votes in the election of directors unless our certificate of incorporation provides otherwise. Our certificate of incorporation does not expressly address cumulative voting.

Calling of Special Meetings of Stockholders. Our certificate of incorporation and bylaws provide that special meetings of our stockholders, subject to the rights of holders of any series of preferred stock, may only be called by the Chief Executive Officer, by the President or by the Board of Directors pursuant to resolution adopted by the Board of Directors.

Stockholder Action by Written Consent. Our certificate of incorporation expressly prohibits stockholders from taking action by written consent, except that the holders of any series of our preferred stock will be entitled to take action by written consent to such extent, if any, as may be provided in the terms of such series.

Amendment of the Bylaws. Our certificate of incorporation and bylaws provide that the Board of Directors may adopt, amend or repeal our bylaws. Our certificate of incorporation also permits our stockholders to adopt, amend or repeal the bylaws upon the vote of the holders of at least 67% of the voting power of the common stock entitled to vote generally in an election of the directors.

Limits on Ability of Stockholders to Elect Directors. Our certificate of incorporation provides that the number of directors constituting the whole Board of Directors may only be fixed by the Board of Directors. In addition, our certificate of incorporation and bylaws provide that, subject to the rights of holders of any one or more series of preferred stock then outstanding, vacancies and newly created directorships resulting from any increase in the authorized number of directors or from any other cause (other than vacancies which the holders of any class or classes of stock or series of stock are entitled by the certificate of incorporation to fill) shall, unless otherwise required by resolution of the Board of Directors, be filled by, and only by, the Board of Directors pursuant to a resolution adopted by a majority of the directors then in office, even if less than a quorum, or by the sole remaining director.

Limits on Ability of Stockholders to Remove Directors. Our certificate of incorporation provides that any director may be removed, with or without cause, by the stockholders only with the affirmative vote of the holders of not less than 67% of the voting power of all outstanding shares of stock of the Company entitled to vote generally in the election of directors.

Limitations on Liability and Indemnification of Officers and Directors. The Delaware General Corporation Law authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties. Our certificate of incorporation includes a provision that eliminates the personal liability of directors for monetary damages for breaches of fiduciary duty as a director, except for liability:

•	for any breach of a director’s duty of loyalty to the Company or its stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	under Section 174 of the Delaware General Corporation Law; or

•	for any transaction from which a director derived an improper personal benefit.

Our certificate of incorporation and bylaws provide for the indemnification by us of any person serving as a director, officer, employee or other agent to the fullest extent permissible under the Delaware General Corporation Law. In addition, we have purchased a directors’ and officers’ insurance policy covering our officers and directors for liabilities that they may incur as a result of any action, or failure to act, in their capacity as officers and directors. We believe that these indemnification provisions and insurance are useful to attract and retain qualified directors and officers.

The limitation of liability and indemnification provisions in our certificate of incorporation and bylaws may discourage a stockholder from bringing a lawsuit against our directors for breach of their fiduciary duties. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might benefit us and our stockholders.

As described in Note 11, “Debt, Commitments and Contingent Liabilities,” of the Notes to the Towers Watson Consolidated Financial Statements contain herein, certain former Towers Perrin shareholders have commenced legal proceedings against Towers Watson, Towers Perrin, members of the Towers Perrin board of directors, and certain members of Towers Perrin senior management. In accordance with the Merger Agreement, Towers Watson will indemnify the defendant Towers Perrin directors and officers in connection with these legal proceedings to the fullest extent permitted under pre-existing Towers Perrin charter, bylaw and indemnification agreement provisions.

Authorized But Unissued Shares. Our authorized but unissued shares of common stock and preferred stock will be available for future issuance without the approval of holders of common stock. We may use these additional shares for a variety of corporate purposes, including future offerings to raise additional capital, corporate acquisitions and employee benefit plans. We could also issue preferred stock pursuant to a stockholder rights plan in order to deter a takeover attempt.

MATERIAL UNITED STATES FEDERAL INCOME AND ESTATE TAX CONSEQUENCES FOR NON-U.S. STOCKHOLDERS

The following discussion is a general summary of material U.S. federal income and estate tax considerations with respect to your acquisition, ownership and disposition of our common stock if you are a Non-U.S. Holder (as defined below). This summary is based on current provisions of the Internal Revenue Code of 1986, as amended (“the Code”), Treasury regulations, judicial opinions, published positions of the Internal Revenue Service (the “IRS”), and all other applicable authorities. All of these authorities are subject to change, possibly with retroactive effect. This summary applies if you (i) purchase our common stock in this offering, (ii) will hold the common stock as a “capital asset” within the meaning of Section 1221 of the Code and (iii) are a Non-U.S. Holder. You are a Non-U.S. Holder if you are a beneficial owner of shares of our common stock other than:

•	a citizen or resident, as defined for U.S. federal income tax purposes, of the United States;

•	a corporation or other entity taxable as a corporation created or organized in, or under the laws of, the United States, any state thereof or the District of Columbia;

•	a partnership (or an entity or arrangement classified as a partnership for U.S. federal income tax purposes);

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source;

•

a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust; or

•	a trust that has a valid election in place to be treated as a U.S. person for U.S. federal income tax purposes.

This summary does not address all of the U.S. federal income and estate tax considerations that may be relevant to you in light of your particular circumstances or if you are a beneficial owner subject to special treatment under U.S. federal income tax laws (such as a company that accumulates earnings to avoid U.S. federal income tax, tax-exempt organization, financial institution, broker or dealer in securities, insurance company, person who holds our common stock as part of a hedging or conversion transaction or as part of a short-sale or straddle, or former U.S. citizen or resident). This summary does not discuss non-income taxes (except U.S. federal estate tax), any aspect of the U.S. federal alternative minimum tax or state, local or non-U.S. taxation.

If a partnership (or an entity or arrangement classified as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our common stock, you should consult your tax advisor.

WE URGE PROSPECTIVE NON-U.S. HOLDERS TO CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL, STATE, LOCAL AND NON-UNITED STATES INCOME AND OTHER TAX CONSIDERATIONS OF ACQUIRING, HOLDING AND DISPOSING OF SHARES OF COMMON STOCK.

Dividends

In general, any distributions we make to you with respect to your shares of common stock that constitute dividends for U.S. federal income tax purposes will be subject to U.S. withholding tax at a rate of 30% of the gross amount, unless you are eligible for a reduced rate of withholding tax under an applicable income tax treaty and you provide proper certification of your eligibility for such reduced rate. A distribution will constitute a dividend for U.S. federal income tax purposes to the extent of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Any distribution not constituting a dividend will be treated first as a tax-free reduction of your adjusted basis in your shares of common stock and, to the extent it exceeds your adjusted basis, as capital gain, subject to the tax treatment described below in “Sale or Other Disposition of Our Common Stock.”

Dividends we pay to you that are effectively connected with your conduct of a trade or business within the United States (and, if certain income tax treaties apply, are attributable to a U.S. permanent establishment maintained by you) generally will not be subject to U.S. withholding tax if you comply with applicable certification and disclosure requirements. Instead, such dividends generally will be subject to U.S. federal income tax, net of certain deductions, at the same graduated individual or corporate rates applicable to U.S. persons. If you are a corporation, effectively connected income may also be subject to a “branch profits tax” at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty). Dividends that are effectively connected with your conduct of a trade or business but that under an applicable income tax treaty are not attributable to a U.S. permanent establishment maintained by you may be eligible for a reduced rate of U.S. withholding tax under such treaty, provided you comply with certification and disclosure requirements necessary to obtain treaty benefits.

Sale or Other Disposition of Our Common Stock

You generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of your shares of our common stock unless:

•

the gain is effectively connected with your conduct of a trade or business within the United States (and, under certain income tax treaties, is attributable to a permanent establishment you maintain in the U.S.);

•

you are an individual, you are present in the United States for 183 days or more in the taxable year of disposition and you meet other conditions, and you are not eligible for relief under an applicable income tax treaty; or

•

we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes (which we believe we are not and have never been, and do not anticipate we will become) and you hold or have held, directly or indirectly, at any time within the shorter of the five-year period ending on the date of disposition or your holding period for your shares of our common stock, more than 5% of our common stock.

Gain that is effectively connected with your conduct of a trade or business within the United States generally will be subject to U.S. federal income tax, net of certain deductions, at the same rates applicable to U.S. persons. If you are a corporation, the branch profits tax also may apply to such effectively connected gain. If the gain from the sale or disposition of your shares is effectively connected with your conduct of a trade or business in the United States but, under an applicable income tax treaty, is not attributable to a permanent establishment you maintain in the United States, your gain may be exempt from U.S. federal income tax under the treaty. If you are described in the second bullet point above, you generally will be subject to U.S. federal income tax at a rate of 30% on the gain realized, although the gain may be offset by certain U.S. source capital losses realized during the same taxable year.

New Legislation Regarding Withholding Taxes

Newly enacted legislation would impose a 30% withholding tax on dividends and the gross proceeds from the sale or other disposition of common stock paid after December 31, 2012 to a “foreign financial institution” (as defined in the legislation), unless such institution enters into an agreement with the U.S. Treasury to, among other things, undertake to identify accounts held by certain U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to account holders whose actions prevent the institution from complying with these reporting and other requirements. In addition, the legislation will impose a 30% withholding tax on the same types of payments paid after December 31, 2012 to a foreign entity that is not a foreign financial institution unless such entity certifies that it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner. You are encouraged to consult with your own tax advisors regarding the possible implications of this legislation on your investment in our common stock.

Information Reporting and Backup Withholding Requirements

We must report annually to the IRS the amount of any dividends or other distributions we pay to you on your shares of our common stock and the amount of tax we withhold on these distributions regardless of whether withholding is required. The IRS may make copies of the information returns reporting those distributions and amounts withheld available to the tax authorities in the country in which you reside pursuant to the provisions of an applicable income tax treaty or exchange of information treaty.

The United States imposes a backup withholding tax on any dividends and certain other types of payments to U.S. persons. You will not be subject to backup withholding tax on dividends you receive on your shares of our common stock if you provide proper certification of your status as a Non-U.S. Holder or are an exempt recipient.

Information reporting and backup withholding generally are not required with respect to the amount of any proceeds from the sale of your shares of our common stock outside the United States through a foreign office of a foreign broker that does not have certain specified connections to the United States. If you sell your shares of common stock through a U.S. broker or the U.S. office of a foreign broker, however, the broker will be required to report the amount of proceeds paid to you to the IRS and also backup withhold on that amount unless you provide appropriate certification to the broker of your status as a Non-U.S. Holder or you are an exempt recipient. Information reporting will also apply if you sell your shares of our common stock through a foreign broker deriving more than a specified percentage of its income from U.S. sources or having certain other connections to the United States, unless such broker has documentary evidence in its records that you are a Non-U.S. Holder and certain other conditions are met or you are an exempt recipient.

Any amounts withheld with respect to your shares of our common stock under the backup withholding rules will be refunded to you or credited against your U.S. federal income tax liability, if any, by the IRS if the required information is furnished in a timely manner.

U.S. Federal Estate Tax

Common stock owned or treated as owned by an individual who is not a citizen or resident (as defined for U.S. federal estate tax purposes) of the United States at the time of his or her death will be included in the individual’s gross estate for U.S. federal estate tax purposes and therefore may be subject to U.S. federal estate tax unless an applicable treaty provides otherwise.

SHARES ELIGIBLE FOR FUTURE SALE

As of September 7, 2010, we had 47,208,686 shares of Class A Common Stock outstanding. As of September 7, 2010, 291,857 shares of Class A Common Stock were reserved for issuance upon the exercise of equity awards pursuant to our equity plans under which options to purchase 234,581 shares of Class A Common Stock with a weighted average exercise price of $44.05 per share were outstanding. As of September 7, 2010, 6,649,460 shares of Class A Common Stock were reserved for issuance pursuant to our employee stock purchase plan.

Upon completion of this offering, we will have outstanding 51,487,919 shares of our Class A Common Stock, assuming that there are no exercises of outstanding options after September 7, 2010. All of the shares sold in this offering will be freely tradable in the public market without restriction or further registration under the Securities Act, unless these shares are held by our affiliates, as that term is defined in Rule 144 under the Securities Act. Shares purchased by our affiliates may not be resold except pursuant to an effective registration statement or an exemption from registration, including an exemption under Rule 144 of the Securities Act, as described below.

Immediately after this offering, 4,029,911.506 shares of our Class A Common Stock held by existing stockholders will be restricted securities, as that term is defined in Rule 144 under the Securities Act. These restricted securities may be sold in the public market only if they are registered or if they qualify for an exemption from registration under Rule 144 of the Securities Act. In addition, transfer restrictions on restricted shares of Class A Common Stock received by holders of Towers Perrin restricted stock units lapse over the course of a three-year vesting schedule (or such other vesting schedule as may be set forth in the holder’s Towers Perrin restricted stock unit award agreement) beginning on January 1, 2011.

After this offering, we will have 6,256,394.16 shares of Class B-1 Common Stock, 5,561,630.05 shares of Class B-2 Common Stock, 5,561,630.05 shares of Class B-3 Common Stock, and 5,369,042.6 shares of Class B-4 Common outstanding. Pursuant to our certificate of incorporation, our Board of Directors had the discretion to accelerate the conversion of any shares of Class B Common Stock into shares of freely tradable Class A Common Stock, provided that the total number of shares so converted did not exceed, in the aggregate, five percent of the total shares of Class B Common Stock. On July 30, 2010, we filed a proxy statement with the SEC regarding a special meeting of stockholders held on September 9, 2010. At the special meeting, stockholders approved a proposal to amend our certificate of incorporation to eliminate the restriction on the number of shares of Class B Common Stock that the Board of Directors can convert into shares of Class A Common Stock. The amendment to our certificate of incorporation provides us with the flexibility to release converted shares of Class B Common Stock into the public market, if our Board of Directors determined that such action were advisable.

Lock-Up Agreements

In connection with this offering, our directors, executive officers and the selling stockholders, who together held an aggregate of 1.5 percent of the outstanding shares of our Class A Common Stock as of September 7, 2010 have agreed, subject to limited exceptions, not to directly or indirectly sell or dispose of any shares of Class A Common Stock or any securities convertible into or exchangeable or exercisable for shares of Class A Common Stock for a period of 90 days after the date of this prospectus without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated. In the event that either (x) during the last 17 days of the lock-up period referred to above, we issue an earnings release or material news or a material event relating to us occurs or (y) prior to the expiration of the lock-up period, we announce that we will release earnings results or become aware that material news or a material event will occur during the 16-day period beginning on the last day of the lock-up period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event. For additional information, see “Underwriting.”

Rule 144

In general, a person who has beneficially owned restricted shares of our Class A Common Stock (or Class B Common Stock subsequently converted into Class A Common Stock) for at least six months is entitled to sell the shares provided that such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale. Persons who have beneficially owned restricted shares of our Class A Common Stock for at least six months but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, are subject to additional restrictions, by which such persons would be entitled to sell within any three-month period only a number of shares that does not exceed the greater of either of the following:

•

1% of the number of shares of our Class A Common Stock then outstanding, which equals approximately 472,087 shares based on the number of shares of our Class A Common Stock outstanding as of September 7, 2010; or

•	the average weekly trading volume of our Class A Common Stock on NYSE during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Such sales both by affiliates and by non-affiliates must also comply with the manner of sale, current public information and notice provisions of Rule 144.

Stock Plans

On January 4, 2010, we filed two registration statements on Form S-8 to register shares of our Class A Common Stock subject to options outstanding or reserved for issuance under the Towers Watson & Co. Employee Stock Purchase Plan, the Towers Watson & Co. 2009 Long Term Incentive Plan and the Watson Wyatt & Company Holdings 2000 Long-Term Incentive Plan. The shares covered by these registration statements are eligible for sale in the public markets, subject to vesting restrictions, the lock-up agreements described above and Rule 144 limitations applicable to affiliates.

UNDERWRITING

Merrill Lynch, Pierce, Fenner & Smith Incorporated and Goldman, Sachs & Co. are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in a purchase agreement among us, the selling stockholders and the underwriters, the selling stockholders have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from the selling stockholders, the number of shares of Class A Common Stock set forth opposite its name below.

Underwriter	Number of Shares
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Goldman, Sachs & Co.
J.P. Morgan Securities LLC
Robert W. Baird & Co. Incorporated
Citigroup Global Markets Inc.
Stifel, Nicolaus & Company, Incorporated
SunTrust Robinson Humprey, Inc.

Total	4,279,233

Subject to the terms and conditions set forth in the purchase agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the purchase agreement if any of these shares are purchased. If an underwriter defaults, the purchase agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the purchase agreement may be terminated.

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the purchase agreement, such as the receipt by the underwriters of officers’ certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representatives have advised us and the selling stockholders that the underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $             per share. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

The following table shows the public offering price, underwriting discount and proceeds to the selling stockholders. The information assumes either no exercise or full exercise by the underwriters of their overallotment option.

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds to the selling stockholders	$	$	$

The expenses of the offering, not including underwriting discount, are estimated at $863,325 and are payable by us.

Overallotment Option

The selling stockholders have granted an option to the underwriters to purchase up to 641,884 additional shares at the public offering price, less the underwriting discount. The underwriters may exercise this option for 30 days from the date of this prospectus solely to cover any overallotments. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the purchase agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

No Sales of Similar Securities

We and the selling stockholders, our executive officers and directors have agreed not to sell or transfer any Class A Common Stock or securities convertible into, exchangeable for, exercisable for, or repayable with Class A Common Stock, for 90 days after the date of this prospectus without first obtaining the written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly

•	offer, pledge, sell or contract to sell any Class A Common Stock;

•	sell any option or contract to purchase any Class A Common Stock;

•	purchase any option or contract to sell any Class A Common Stock;

•	grant any option, right or warrant for the sale of any Class A Common Stock;

•	otherwise dispose of or transfer any Class A Common Stock;

•	request or demand that we file a registration statement related to the Class A Common Stock; or

•

enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any Class A Common Stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

This lock-up provision applies to Class A Common Stock and to securities convertible into or exchangeable or exercisable for or repayable with Class A Common Stock. It also applies to Class A Common Stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition. In the event that either (x) during the last 17 days of the lock-up period referred to above, we issue an earnings release or material news or a material event relating to us occurs or (y) prior to the expiration of the lock-up period, we announce that we will release earnings results or become aware that material news or a material event will occur during the 16-day period beginning on the last day of the lock-up period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event. As previously disclosed, our Chief Executive Officer, John J. Haley, has adopted a 10b5-1 plan. Shares may be sold pursuant to this plan during the lock-up period without restriction.

New York Stock Exchange and NASDAQ Global Market Listing

The shares of Class A Common Stock are listed on the New York Stock Exchange and the NASDAQ Global Market under the symbol “TW.”

Price Stabilization, Short Positions

Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our Class A Common Stock. However, the representatives may engage in transactions that stabilize the price of the Class A Common Stock, such as bids or purchases to peg, fix or maintain that price.

In connection with the offering, the underwriters may purchase and sell our Class A Common Stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ overallotment option described above. The underwriters may close out any covered short position by either exercising their overallotment option or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the overallotment option. “Naked” short sales are sales in excess of the overallotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our Class A Common Stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of Class A Common Stock made by the underwriters in the open market prior to the completion of the offering.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our Class A Common Stock or preventing or retarding a decline in the market price of our Class A Common Stock. As a result, the price of our Class A Common Stock may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the New York Stock Exchange, the NASDAQ Global Market, in the over-the-counter market or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our Class A Common Stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Passive Market Making

In connection with this offering, underwriters and selling group members may engage in passive market making transactions in the common stock on the NASDAQ Global Market in accordance with Rule 103 of Regulation M under the Exchange Act during a period before the commencement of offers or sales of common stock and extending through the completion of distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must then be lowered when specified purchase limits are exceeded. Passive market making may cause the price of our common stock to be higher than the price that otherwise would exist in the open market in the absence of those transactions. The underwriters and dealers are not required to engage in passive market making and may end passive market making activities at any time.

Electronic Offer, Sale and Distribution of Shares

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail. In addition, Merrill Lynch, Pierce, Fenner & Smith Incorporated may facilitate Internet distribution for this offering to certain of its Internet subscription customers.

Merrill Lynch, Pierce, Fenner & Smith Incorporated may allocate a limited number of shares for sale to its online brokerage customers. An electronic prospectus is available on the Internet web site maintained by Merrill Lynch, Pierce, Fenner & Smith Incorporated. Other than the prospectus in electronic format, the information on the Merrill Lynch, Pierce, Fenner & Smith Incorporated web site is not part of this prospectus.

Other Relationships

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions. In addition, certain affiliates of the underwriters act as lenders under our revolving credit facility, for which they receive customary fees. Certain of the underwriters or their affiliates act as lenders or agents under our $500 million revolving credit facility, including Merrill Lynch, Pierce, Fenner & Smith Incorporated, J.P. Morgan Securities LLC, Citigroup Global Markets Inc. and SunTrust Robinson Humphrey, Inc.

Notice to Prospective Investors in the EEA

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any shares which are the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a)	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c)	by the underwriters to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(d)	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

Any person making or intending to make any offer of shares within the EEA should only do so in circumstances in which no obligation arises for us or any of the underwriters to produce a prospectus for such offer. Neither we nor the underwriters have authorized, nor do they authorize, the making of any offer of shares through any financial intermediary, other than offers made by the underwriters which constitute the final offering of shares contemplated in this prospectus.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase any shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each person in a Relevant Member State who receives any communication in respect of, or who acquires any shares under, the offer of shares contemplated by this prospectus will be deemed to have represented, warranted and agreed to and with us and each underwriter that:

(A)	it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive; and

(B)	in the case of any shares acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (i) the shares acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than “qualified investors” (as defined in the Prospectus Directive), or in circumstances in which the prior consent of the representatives has been given to the offer or resale; or (ii) where shares have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of those shares to it is not treated under the Prospectus Directive as having been made to such persons.

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Notice to Prospective Investors in Switzerland

This document as well as any other material relating to the shares which are the subject of the offering contemplated by this prospectus does not constitute an issue prospectus pursuant to Articles 652a and/or 1156 of the Swiss Code of Obligations. The shares will not be listed on the SIX Swiss Exchange and, therefore, the documents relating to the shares, including, but not limited to, this document, do not claim to comply with the disclosure standards of the listing rules of the SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange. The shares are being offered in Switzerland by way of a private placement, i.e. to a small number of selected investors only, without any public offer and only to investors who do not purchase the shares with the intention to distribute them to the public. The investors will be individually approached by the issuer from time to time. This document as well as any other material relating to the shares is personal and confidential and does not constitute an offer to any other person. This document may only be used by those investors to whom it has been handed out in connection with the offering described herein and may neither directly nor indirectly be distributed or made available to other persons without the express consent of the issuer. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in (or from) Switzerland.

Notice to Prospective Investors in the Dubai International Financial Centre

This document relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This document is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this document nor taken steps to verify the information set forth herein and has no responsibility for the document. The shares to which this document relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this document you should consult an authorized financial advisor.

VALIDITY OF CLASS A COMMON STOCK

The validity of the shares of our Class A Common Stock offered in the offering will be passed upon for us by Gibson, Dunn & Crutcher LLP, New York, New York, and for the underwriters by Cleary Gottlieb Steen & Hamilton LLP, New York, New York.

EXPERTS

The financial statements of Towers Watson & Co. and subsidiaries as of June 30, 2010 and 2009, and for each of the three years in the period ended June 30, 2010 and the related financial statement schedule included in this prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion on the financial statements and financial statement schedule and includes an explanatory paragraph referring to the adoption of the provisions of Accounting for Uncertain Income Tax Positions, ASC 740-10 Income Taxes). Such financial statements and financial statement schedule have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The financial statements of Towers, Perrin, Forster & Crosby, Inc. as of and for the year ended December 31, 2009 incorporated in this prospectus by reference have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference. Such financial statements have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The financial statements of Towers, Perrin, Forster & Crosby, Inc. as of December 31, 2008 and for the years ended December 31, 2008 and 2007 incorporated in this prospectus by reference have been audited by KPMG LLP, independent auditors, as stated in their report, which is incorporated herein by reference. Such financial statements have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1, including exhibits and schedules, under the Securities Act of 1933, as amended, with respect to the Class A Common Stock to be sold in the offering. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules that are part of the registration statement. Any statements made in this prospectus as to the contents of any contract, agreement or other document are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the registration statement, we refer you to the exhibit for a more complete description of the matter involved, and each statement in this prospectus shall be deemed qualified in its entirety by this reference.

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and file annual, quarterly and current reports, proxy statements and other information with the SEC. You can find our SEC filings at the SEC’s website at www.sec.gov. This information may also be accessed on the Investor Relations page of our website at www.towerswatson.com. The information on our website is not part of this prospectus, and you should not rely on any such information in deciding to invest in shares of our Class A Common Stock.

To receive copies of public records not posted to the SEC’s website at prescribed rates you may complete an online form at www.sec.gov, send a fax to (202) 772-9337 or submit a written request to the SEC, Office of FOIA/PA Operations, 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at (202) 551-8300 for more information.

The SEC allows us to “incorporate by reference” into this prospectus the information that we file with the SEC. This means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is deemed to be part of this prospectus. We incorporate by reference the documents set forth below, which we already have filed with the SEC:

•	Our Annual Report on Form 10-K for the fiscal year ended June 30, 2010.

•	Our Proxy Statement filed on July 30, 2010 and additional materials filed on August 12, 2010 and August 30, 2010.

•	Our Current Reports on Form 8-K filed on July 19, 2010, July 20, 2010 and September 7, 2010.

We will provide, upon written or oral request, to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of any or all of the reports or documents that have been incorporated by reference (other than exhibits to such documents unless such exhibits are specifically incorporated by reference in any such documents) at no cost. We can be contacted at the address, phone number, fax number and e-mail address indicated below:

Investor Relations

Towers Watson & Co.

901 N. Glebe Road

Arlington, VA 22203

Tel: 703-258-8000

Fax: 703-258-8585

investor.relations@towerswatson.com

INDEX TO FINANCIAL STATEMENTS

Towers Watson & Co.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Towers Watson & Co.

New York, New York

We have audited the accompanying consolidated balance sheets of Towers Watson & Co. and subsidiaries (the “Company”) as of June 30, 2010 and 2009, and the related consolidated statements of operations, changes in stockholders’ equity, and cash flows for each of the three years in the period ended June 30, 2010. Our audits also included the financial statement schedule listed in the Index at Item 15. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statement and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Towers Watson & Co. and subsidiaries at June 30, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2010, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Note 1 and 15 to the consolidated financial statements, effective July 1, 2007, the Company adopted the provisions of Accounting for Uncertain Income Tax Positions, ASC 740-10 Income Taxes.

/s/ DELOITTE & TOUCHE LLP

McLean, Virginia

September 7, 2010

TOWERS WATSON & CO.

Consolidated Statements of Operations

(Thousands of U.S. dollars, except share and per share data)

	Year Ended June 30,
	2010	2009	2008

Revenue	$2,387,829	$1,676,029	$1,760,055

Costs of providing services:
Salaries and employee benefits	1,540,417	1,029,299	1,052,992
Professional and subcontracted services	163,848	119,323	138,983
Occupancy	109,454	72,566	83,255
General and administrative expenses	220,937	172,010	185,624
Depreciation and amortization	101,084	73,448	72,428
Transaction and integration expenses	87,644	—	—

	2,223,384	1,466,646	1,533,282

Income from operations	164,445	209,383	226,773

(Loss)/income from affiliates	(1,274)	8,350	2,325
Interest income	2,950	2,022	5,584
Interest expense	(7,508)	(2,778)	(5,977)
Other non-operating income	11,304	4,926	464

Income before income taxes	169,917	221,903	229,169
Provision for income taxes	50,907	75,276	73,470

Net income before non-controlling interests	119,010	146,627	155,699
Net (loss)/income attributable to non-controlling interests	(1,587)	169	258

Net income attributable to controlling interests	$120,597	$146,458	$155,441

Earnings per share:
Net income attributable to controlling interests—basic	$2.04	$3.43	$3.65

Net income attributable to controlling interests—diluted	$2.03	$3.42	$3.50

Weighted average shares of common stock, basic (000)	59,257	42,690	42,577

Weighted average shares of common stock, diluted (000)	59,372	42,861	44,381

See accompanying notes to the

consolidated financial statements

TOWERS WATSON & CO.

Consolidated Balance Sheets

(Thousands of U.S. dollars, except share data)

	June 30,
	2010	2009
Assets
Cash and cash equivalents	$600,466	$209,832
Short-term investments	51,009	—
Receivables from clients:
Billed, net of allowances of $7,975 and $4,452	421,602	190,991
Unbilled, at estimated net realizable value	215,912	111,419

	637,514	302,410
Other current assets	156,312	53,358

Total current assets	1,445,301	565,600
Fixed assets, net	227,802	174,857
Deferred income taxes	333,950	111,912
Goodwill	1,727,165	542,754
Intangible assets, net	683,487	186,233
Other assets	155,745	44,963

Total Assets	$4,573,450	$1,626,319

Liabilities
Accounts payable, accrued liabilities and deferred income	$409,141	$281,946
Reinsurance payables	164,539	—
Notes payable	201,967	—
Other current liabilities	189,966	51,716

Total current liabilities	965,613	333,662
Revolving credit facility	—	—
Accrued retirement benefits	1,061,557	292,555
Professional liability claims reserve	335,034	43,229
Other noncurrent liabilities	246,574	102,237

Total Liabilities	2,608,778	771,683

Commitments and contingencies

Stockholders’ Equity
Class A Common Stock—$.01 par value:
300,000,000 shares authorized; 47,160,497 and 0 issued and 47,160,497 and 0 outstanding	472	—
Class A Common Stock—$.01 par value:
99,000,000 shares authorized; 0 and 43,813,451 issued and 0 and 42,657,431 outstanding	—	438
Class B Common Stock—$.01 par value:
93,500,000 shares authorized; 27,043,196 and 0 issued and 27,043,196 and 0 outstanding	270	—
Additional paid-in capital	1,679,624	452,938
Treasury stock, at cost—0 and 1,156,020 shares	—	(63,299)
Retained earnings	711,570	608,634
Accumulated other comprehensive loss	(436,329)	(145,073)

Total Stockholders’ Equity	1,955,607	853,638

Non-controlling interest	9,065	998

Total Equity	1,964,672	854,636

Total Liabilities and Total Equity	$4,573,450	$1,626,319

See accompanying notes to the

consolidated financial statements

TOWERS WATSON & CO.

Consolidated Statements of Cash Flows

(Thousands of U.S. dollars)

	Year ended June 30,
	2010	2009	2008
Cash flows (used in)/from operating activities:
Net income	$119,010	$146,627	$155,699
Adjustments to reconcile net income to net cash from operating activities:
Provision for doubtful receivables from clients	11,759	5,355	11,207
Depreciation	69,684	59,556	56,031
Amortization of intangible assets	31,400	13,892	16,397
(Benefit)/Provision for deferred income taxes	(5,134)	14,205	11,550
Equity from affiliates	869	(8,080)	(2,324)
Stock-based compensation	52,953	932	4,054
Other, net	(9,975)	(2,474)	4,586
Changes in operating assets and liabilities (net of business acquisitions)
Receivables from clients	(41,339)	57,991	(22,057)
Other current assets	(2,205)	3,279	443
Other noncurrent assets	50,854	(3,497)	37,080
Accounts payable, accrued liabilities and deferred income	(295,402)	(28,717)	66,431
Reinsurance payables	49,756	—	—
Accrued retirement benefits	(71,292)	(42,069)	(54,230)
Professional liability claims reserves	16,171	(5,900)	(195)
Other current liabilities	20,874	4,138	5,112
Other noncurrent liabilities	(24,050)	10,631	(1,083)
Income tax related accounts	(8,801)	1,678	(4,969)

Cash flows (used in)/from operating activities:	(34,868)	227,547	283,732

Cash flows from/(used in) investing activities:
Cash paid for business acquisitions	(200,025)	(1,185)	(138,830)
Cash acquired from business acquisitions	721,708	—	—
Purchases of fixed assets	(25,752)	(39,195)	(38,694)
Capitalized software costs	(19,632)	(23,374)	(21,904)
Purchases of available-for-sale securities	(17,789)	—	—
Redemption of available-for-sale securities	16,191	—	—
Investment in affiliates	—	(2,302)	(3,316)
Increase in restricted cash	—	—	(2,331)
Proceeds from sale of investments	10,749	—	—
Contingent proceeds from divestitures	4,486	4,926	464

Cash flows from/(used in) investing activities:	489,936	(61,130)	(204,611)

Cash flows used in financing activities:
Borrowings under credit facility	126,333	267,912	172,841
Repayments under credit facility	(125,650)	(267,912)	(277,841)
Financing of credit facility	(5,679)	—	—
Dividends paid	(15,249)	(12,785)	(12,768)
Repurchases of common stock	(34,922)	(77,443)	(82,031)
Issuances of common stock and excess tax benefit	6,068	6,509	11,046

Cash flows used in financing activities:	(49,099)	(83,719)	(188,753)

Effect of exchange rates on cash	(15,335)	2,502	(13,922)

Increase/(decrease) in cash and cash equivalents	390,634	85,200	(123,554)
Cash and cash equivalents at beginning of period	209,832	124,632	248,186

Cash and cash equivalents at end of period	$600,466	$209,832	$124,632

Supplemental disclosures:
Cash paid for interest	$2,595	$2,780	$5,951

Cash paid for income taxes, net of refunds	$58,624	$66,480	$76,234

Notes payable issued in connection with the Merger	$200,000	$—	$—

Notes payable issued in connection with the tender offer	$98,469	$—	$—

Issuance of stock in connection with the Merger	$1,357,379	$—	$—

See accompanying notes to the

consolidated financial statements

TOWERS WATSON & CO.

Consolidated Statement of Changes in Stockholders’ Equity

(In Thousands of U.S. dollars and Number of Shares in Thousands)

	Class A Common Stock Outstanding	Class A Common Stock	Class B Common Stock Outstanding	Class B Common Stock	Additional Paid-in Capital	Treasury Stock, at Cost	Retained Earnings	Accumulated Other Comprehensive Loss	Total
Balance at June 30, 2007	42,299	$428	—	$—	$395,521	$(22,251)	$336,101	$77,720	$787,519
Adoption of FIN 48	—	—	—	—	—	—	(3,813)	—	(3,813)
Comprehensive income:
Net income	—	—	—	—	—	—	155,441	—	155,441
Additional minimum pension liability, net of tax	—	—	—	—	—	—	—	(32,368)	(32,368)
Foreign currency translation adjustment	—	—	—	—	—	—	—	20,185	20,185

Total comprehensive income									143,258
Cash dividends declared	—	—	—	—	—	—	(12,768)	—	(12,768)
Repurchases of common stock	(1,586)	—	—	—	—	(82,031)	—	—	(82,031)
Issuances of common stock—acquisitions and contingent consideration	2,176	10	—	—	52,694	57,999	—	—	110,703
Issuances of common stock and excess tax benefit	689	—	—	—	8,466	33,061	—	—	41,527

Balance at June 30, 2008	43,578	$438	—	$—	$456,681	$(13,222)	$474,961	$65,537	$984,395
Comprehensive loss:
Net income	—	—	—	—	—	—	146,458	—	146,458
Additional minimum pension liability, net of tax	—	—	—	—	—	—	—	(79,835)	(79,835)
Foreign currency translation adjustment	—	—	—	—	—	—	—	(130,775)	(130,775)

Total comprehensive loss									(64,152)
Cash dividends declared	—	—	—	—	—	—	(12,785)	—	(12,785)
Repurchases of common stock	(1,418)	—	—	—	—	(77,443)	—	—	(77,443)
Issuances of common stock and excess tax benefit	497	—	—	—	(3,743)	27,366	—	—	23,623

	Class A Common Stock Outstanding	Class A Common Stock	Class B Common Stock Outstanding	Class B Common Stock	Additional Paid-in Capital	Treasury Stock, at Cost	Retained Earnings	Accumulated Other Comprehensive Loss	Total
Balance at June 30, 2009	42,657	$438	—	$—	$452,938	$(63,299)	$608,634	$(145,073)	$853,638
Comprehensive loss:
Net income	—	—	—	—	—	—	62,468	—	62,468
Foreign currency translation adjustment	—	—	—	—	—	—	—	(50,218)	(50,218)

Total comprehensive income									12,250
Class A Common Stock Watson Wyatt
Cash dividends declared	—	—	—	—	—	—	(6,364)	—	(6,364)
Repurchases of common stock	(792)	—	—	—	—	(34,922)	—	—	(34,922)
Issuances of common stock and excess tax benefit	337	—	—	—	(2,090)	17,640	—	—	15,550
Stock-based compensation	—	—	—	—	69	—	—	—	69
Retirement of treasury stock	—	(16)	—	—	(80,565)	80,581	—	—	—

Balance at December 31, 2009	42,202	$422	—	$—	$370,352	$—	$664,738	$(195,291)	$840,221
Merger of Towers Perrin and Watson Wyatt
Class A Common Stock Towers Watson
Stock issued for consideration of Merger:
Issuance of Class A Restricted shares	4,249	43	—	—	43,686	—	—	—	43,729
Issuance of Class B1-B4 shares	—	—	29,483	294	1,313,356	—	—	—	1,313,650
Cash dividends declared	—	—	—	—	—	—	(11,297)	—	(11,297)
Issuances of common stock and excess tax benefit	536	7	—	—	(2,210)	—	—	—	(2,203)
Stock-based compensation	—	—	—	—	52,884	—	—	—	52,884
Repurchases of Class B-1 shares from tender offer	—	—	(2,267)	(24)	(98,444)	—	—	—	(98,468)
Acceleration of Class B shares to Class A shares	173		(173)
Comprehensive Income:
Net income	—	—	—	—	—	—	58,129	—	58,129
Additional minimum pension liability, net of tax	—	—	—	—	—	—	—	(163,105)	(163,105)
Hedge effectiveness, net of tax	—	—	—	—	—	—	—	(1,986)	(1,986)
Unrealized gain on available-for-sale securities, net of tax	—	—	—	—	—	—	—	98	98
Foreign currency translation adjustment	—	—	—	—	—	—	—	(76,045)	(76,045)

Total comprehensive loss									(182,909)

Balance at June 30, 2010	47,160	$472	27,043	$270	$1,679,624	$—	$711,570	$(436,329)	$1,955,607

See accompanying notes to the

consolidated financial statements

TOWERS WATSON & CO.

Notes to the Consolidated Financial Statements

(Tabular Amounts in Thousands of U.S. Dollars Except Share and Per Share Data)

Note 1—Summary of Significant Accounting Policies

On January 1, 2010, pursuant to the Agreement and Plan of Merger, as amended by Amendment No. 1 (the “Merger Agreement”), Watson Wyatt Worldwide, Inc. (“Watson Wyatt”) and Towers, Perrin, Forster & Crosby, Inc. (“Towers Perrin”) combined their businesses through two simultaneous mergers (the “Merger”) and became wholly owned subsidiaries of Jupiter Saturn Holding Company, which subsequently changed its name to Towers Watson & Co. (“Towers Watson”, the “Company” or “we”). Since the consummation of the Merger, Towers Perrin changed its name to Towers Watson Pennsylvania Inc., and Watson Wyatt changed its name to Towers Watson Delaware Holdings Inc. However, for ease of reference, we continue to use the legacy Towers Perrin and Watson Wyatt names throughout this prospectus.

Although the business combination of Watson Wyatt and Towers Perrin was a “merger of equals”, generally accepted accounting principles require that one of the combining entities be identified as the acquirer by reviewing facts and circumstances as of the acquisition date. Watson Wyatt was determined to be the accounting acquirer. This conclusion is primarily supported by the facts that Watson Wyatt shareholders owned approximately 56 percent of all Towers Watson Common Stock after the redemption of Towers Watson Class R Common Stock and that Watson Wyatt’s Chief Executive Officer became the Chief Executive Officer of Towers Watson. Watson Wyatt is the accounting predecessor in the Merger and as such, the historical results of Watson Wyatt through December 31, 2009 have become those of the new registrant, Towers Watson. Towers Watson’s consolidated financial statements for the fiscal year ended June 30, 2010 include the results of Towers Perrin’s operations beginning January 1, 2010.

Nature of the Business—Towers Watson is a leading global professional services firm focused on providing consulting and other professional services related to employee benefits, human capital and risk and financial management. We provide advisory services on critical human capital management issues to help our clients effectively manage their costs, talent and risk. Our fiscal year ends on June 30th.

Principles of Consolidation—Our consolidated financial statements include our accounts and those of our majority-owned and controlled subsidiaries after elimination of intercompany accounts and transactions. Investments in affiliated companies over which we have the ability to exercise significant influence are accounted for using the equity method.

Use of Estimates—The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Our estimates, judgments and assumptions are continually evaluated based on available information and experience. Because of the use of estimates inherent in the financial reporting process, actual results could differ from those estimates. Estimates are used when accounting for revenue recognition, allowances for billed and unbilled receivables from clients, discretionary compensation, income taxes, pension and post-retirement assumptions, incurred but not reported claims, and goodwill and intangible assets.

Cash and Cash Equivalents—We consider primarily all instruments that are readily convertible to known amounts of cash and near their maturity to present insignificant interest rate risk to changes in value to be cash equivalents. Included in cash are amounts payable to reinsurance carriers or clients, net of our earned commissions. As agents for various reinsurance carriers, we hold these funds and are permitted to invest this cash pending remittance to carriers or clients.

TOWERS WATSON & CO.

Notes to the Consolidated Financial Statements—(Continued)

(Tabular Amounts in Thousands of U.S. Dollars Except Share and Per Share Data)

Marketable Securities—Our investments are classified at the time of purchase as either available-for-sale or held-to-maturity, and reassessed as of each balance sheet date. Our marketable securities consist of available-for-sale securities, and are marked-to-market based on prices provided by our investment advisors, with unrealized gains and temporary unrealized losses reported as a component of other comprehensive income net of tax, until realized. When realized, we recognize gains and losses on the sales of the securities on a specific identification method and includes the realized gains or losses in other income, net, in the consolidated statements of operations. We include interest, dividends, and amortization of premium or discount on securities classified as available-for-sale in other income, net in the consolidated statements of operations. We also evaluate our available-for-sale securities to determine whether a decline in fair value of a security below the amortized cost basis is other than temporary. Should the decline be considered other than temporary, we write down the cost of the security and include the loss in earnings. In making this determination we consider such factors as the reason for and significance of the decline, current economic conditions, the length of time for which there has been an unrealized loss, the time to maturity, and other relevant information. Available-for-sale securities are classified as either short-term or long-term based on management’s intention of when to sell the securities.

Receivables from Clients—Billed receivables from clients are presented at their billed amount less an allowance for doubtful accounts. Billed receivables includes reinsurance intermediary amounts due to us and reinsurance advances. Reinsurance advances represent instances where we advance premiums, refunds or claims to reinsurance underwriters or parties to reinsurance contracts prior to collection. Unbilled receivables are stated at net realizable value less an allowance for unbillable amounts. Allowance for doubtful accounts related to billed receivables was $8.0 million and $4.5 million as of June 30, 2010 and 2009, respectively. Allowance for unbilled receivables was $11.7 million and $9.1 million as of June 30, 2010 and 2009, respectively.

Revenue Recognition—Revenue includes fees primarily generated from consulting services provided. We recognize revenue from these consulting engagements when hours are worked, either on a time-and-expense basis or on a fixed-fee basis, depending on the terms and conditions defined at the inception of an engagement with a client. We have engagement letters with our clients that specify the terms and conditions upon which the engagements are based. These terms and conditions can only be changed upon agreement by both parties. Individual consultants’ billing rates are principally based on a multiple of salary and compensation costs.

Revenue for fixed-fee arrangements, which span multiple months, is based upon the percentage of completion method. We typically have three types of fixed-fee arrangements: annual recurring projects, projects of a short duration, and non-recurring system projects. Annual recurring projects and the projects of short duration are typically straightforward and highly predictable in nature. As a result, the project manager and financial staff are able to identify, as the project status is reviewed and bills are prepared monthly, the occasions when cost overruns could lead to the recording of a loss accrual.

We have non-recurring system projects that are longer in duration and subject to more changes in scope as the project progresses. We evaluate at least quarterly, and more often as needed, project managers’ estimates-to-complete to assure that the projects’ current status is accounted for properly. Certain subscription contracts generally provide that if the client terminates a contract, we are entitled to payment for services performed through termination.

Revenue recognition for fixed-fee engagements is affected by a number of factors that change the estimated amount of work required to complete the project such as changes in scope, the staffing on the engagement and/or the level of client participation. The periodic engagement evaluations require us to make judgments and estimates regarding the overall profitability and stage of project completion that, in turn, affect

TOWERS WATSON & CO.

Notes to the Consolidated Financial Statements—(Continued)

(Tabular Amounts in Thousands of U.S. Dollars Except Share and Per Share Data)

how we recognize revenue. We recognize a loss on an engagement when estimated revenue to be received for that engagement is less than the total estimated direct and indirect costs associated with the engagement. Losses are recognized in the period in which the loss becomes probable and the amount of the loss is reasonably estimable. We have experienced certain costs in excess of estimates from time to time. Management believes that it is rare, however, for these excess costs to result in overall project losses.

We have developed various software programs and technologies that we provide to clients in connection with consulting services. In most instances, such software is hosted and maintained by us and ownership of the technology and rights to the related code remain with us. Software developed to be utilized in providing services to a client, but for which the client does not have the contractual right to take possession, is capitalized in accordance with generally accepted accounting principles as capitalized software. Revenue associated with the related contract, together with amortization of the related capitalized software, is recognized over the service period. As a result, we do not recognize revenue during the implementation phase of a software engagement.

In connection with the Merger, we acquired the reinsurance brokerage business of Towers Perrin. In our capacity as a reinsurance broker, we collect premiums from reinsureds and, after deducting our brokerage commissions, we remit the premiums to the respective reinsurance underwriters on behalf of reinsureds. In general, compensation for reinsurance brokerage services is earned on a commission basis. Commissions are calculated as a percentage of a reinsurance premium as stipulated in the reinsurance contracts with our clients and reinsurers. We recognize brokerage services revenue on the later of the inception date or billing date of the contract. In addition, we hold cash needed to settle amounts due reinsurers or reinsureds, net of any commissions due to us, pending remittance to the ultimate recipient. We are permitted to invest these funds in high quality liquid instruments.

Revenue recognized in excess of billings is recorded as unbilled accounts receivable. Cash collections and invoices generated in excess of revenue recognized are recorded as deferred revenue until the revenue recognition criteria are met. Client reimbursable expenses, including those relating to travel, other out-of-pocket expenses and any third-party costs, are included in revenue, and an equivalent amount of reimbursable expenses are included in professional and subcontracted services as a cost of revenue.

Income Taxes—We account for income taxes in accordance with Accounting Standards Codification (“ASC”) 740, Income Taxes, which prescribes the use of the asset and liability approach to the recognition of deferred tax assets and liabilities related to the expected future tax consequences of events that have been recognized in our financial statements or income tax returns. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Valuation allowances are established, when necessary, to reduce deferred tax assets when it is more likely than not that a portion or all of a given deferred tax asset will not be realized. In accordance with ASC 740, income tax expense includes (i) deferred tax expense, which generally represents the net change in the deferred tax asset or liability balance during the year plus any change in valuation allowances and (ii) current tax expense, which represents the amount of tax currently payable to or receivable from a taxing authority plus amounts accrued for expected tax contingencies (including both tax and interest). ASC 740 prescribes a recognition threshold of more-likely-than-not, and a measurement attribute for all tax positions taken or expected to be taken on a tax return, in order for those positions to be recognized in the financial statements. We continually review tax laws, regulations and related guidance in order to properly record any uncertain tax liabilities positions. We adjust these reserves in light of changing facts and circumstances, such as the outcome of tax audits. The provision for income taxes includes the impact of reserve provisions and changes to reserves that are considered appropriate.

TOWERS WATSON & CO.

Notes to the Consolidated Financial Statements—(Continued)

(Tabular Amounts in Thousands of U.S. Dollars Except Share and Per Share Data)

Foreign Currency Translation—Gains and losses on foreign currency transactions, including settlement of intercompany receivables and payables, are recognized currently in the general and administrative expenses line of our consolidated statements of operations. Assets and liabilities of our subsidiaries outside the United States are translated into the reporting currency, the U.S. dollar, based on exchange rates at the balance sheet date. Revenue and expenses of our subsidiaries outside the United States are translated into U.S. dollars at weighted average exchange rates. Gains and losses on translation of our equity interests in our subsidiaries outside the United States and on intercompany notes are reported separately as accumulated other comprehensive income within stockholders’ equity in the consolidated balance sheets, since we do not plan or anticipate settlement of such balances in the foreseeable future.

Fair Value of Financial Instruments—The carrying amount of our cash and cash equivalents, receivables from clients and notes and accounts payable approximates fair value because of the short maturity and liquidity of those instruments. The investments are available-for-sale securities held at estimated fair value with maturities of less than three years. There were no borrowings outstanding under our revolving credit agreement at June 30, 2010.

Concentration of Credit Risk—Financial instruments that potentially subject us to concentrations of credit risk consist principally of certain cash and cash equivalents, and receivables from clients. We invest our excess cash in financial instruments that are rated in the highest short-term rating category by major rating agencies. Concentrations of credit risk with respect to receivables from clients are limited due to our large number of clients and their dispersion across many industries and geographic regions.

Correction of Statements of Cash Flows—In fiscal year 2010, we corrected the presentation of borrowings and repayments under the credit facility for each of the prior years presented. Related amounts had previously been presented on a net basis, rather than on a gross basis in accordance with ASC 230. The correction had no effect on net cash used in financing activities.

Incurred But Not Reported (IBNR) Claims—We accrue for IBNR professional liability claims that are probable and estimable, and for which we have not yet contracted for insurance coverage. We use actuarial assumptions to estimate and record a liability for IBNR professional liability claims. Our estimated IBNR liability is based on long-term trends and averages, and considers a number of factors, including changes in claim reporting patterns, claim settlement patterns, judicial decisions, and legislation and economic decisions, but excludes the effect of claims data for large cases due to the insufficiency of actual experience with such cases. Our estimated IBNR liability will fluctuate if claims experience changes over time. This liability was $222.3 million and $36.6 million at June 30, 2010 and 2009, respectively.

Stock-based Compensation—During fiscal years 2010, 2009 and 2008, we recognized compensation expense of $58.0 million or $0.98 per diluted share, $1.0 million or $0.02 per diluted share and $4.8 million or $0.11 per diluted share, respectively, in connection with our stock-based compensation plans. This does not include any expense related to the 2001 Deferred Stock Unit Plan for Selected Employees, as expense related to shares awarded under this plan is recorded as a component of our accrual for discretionary compensation.

The total income tax benefit recognized in the income statement for the exercise of non-qualified stock options, vesting of restricted stock units and the award of stock purchase plan shares was $28 thousand, $37 thousand and $2.2 million for fiscal years 2010, 2009 and 2008, respectively.

Earnings per Share (“EPS”)—We adopted guidance under ASC 260, Earnings per Share, relating to the two-class method of presenting EPS. This guidance addresses whether awards granted in share-based transactions are participating securities prior to vesting and therefore need to be included in the earning allocation

TOWERS WATSON & CO.

Notes to the Consolidated Financial Statements—(Continued)

(Tabular Amounts in Thousands of U.S. Dollars Except Share and Per Share Data)

in computing earnings per share using the two-class method. ASC 260-10-45-60 requires non-vested share-based payment awards that have non-forfeitable rights to dividends or dividend equivalents to be treated as a separate class of securities in calculating earnings per share. Our participating securities include non-vested restricted stock. The adoption had no impact on previously reported basic or diluted EPS.

Goodwill and Intangible Assets— In applying the purchase method of accounting for business combinations, amounts assigned to identifiable assets and liabilities acquired were based on estimated fair values as of the date of the acquisitions, with the remainder recorded as goodwill. Intangible assets are initially valued at fair market value using generally accepted valuation methods appropriate for the type of intangible asset. Intangible assets with definite lives are amortized over their estimated useful lives and are reviewed for impairment if indicators of impairment arise. Intangible assets with indefinite lives are tested for impairment annually as of June 30. The fair value of the intangible assets is compared with their carrying value and an impairment loss would be recognized for the amount by which the carrying amount exceeds the fair value. Goodwill is tested for impairment annually as of June 30, and whenever indicators of impairment exist.

The evaluation is a two-step process whereby the fair value of the reporting unit is compared with its carrying amount, including goodwill. In estimating the fair value of a reporting unit, we used valuation techniques that fall under income or market approaches. Under the discounted cash flow method, an income approach, the business enterprise value is determined by discounting to present value the terminal value which is calculated using debt-free after-tax cash flows for a finite period of years. Key estimates in this approach are internal financial projection estimates prepared by management, business risk, and expected rate of return on capital. The guideline company method, a market approach, develops valuation multiples by comparing our reporting units to similar publicly traded companies. Key estimates and selection of valuation multiples rely on the selection of similar companies, obtaining estimates of forecasted revenue and EBITDA estimates for the similar companies and selection of valuation multiples as they apply to the reporting unit characteristics. Under the similar transactions method, a market approach, actual transaction prices and operating data from companies deemed reasonably similar to the reporting units is used to develop valuation multiples as an indication of how much a knowledgeable investor in the marketplace would be willing to pay for the business units. As the fair value of our reporting units exceeds their carrying value, we do not perform step two to determine the impairment loss. In the event that a reporting unit’s carrying value exceeded its fair value, we would determine the implied fair value of the reporting unit used in step one to all the assets and liabilities of that reporting unit (including any recognized or unrecognized intangible assets) as if the reporting unit had been acquired in a business combination. Then the implied fair value of goodwill would be compared to the carrying amount of goodwill to determine if goodwill is impaired. For the fiscal year ended June 30, 2010, we did not record any impairment losses of goodwill or intangibles.

Recent Accounting Pronouncements

Adopted

ASC 715-10-50, Employers’ Disclosures about Postretirement Benefit Plan Assets, provides guidance on the objectives an employer should consider when providing detailed disclosures about assets of a defined benefit pension plan or other postretirement plan. These disclosure objectives include investment policies and strategies, categories of plan assets, significant concentrations of risk and the inputs and valuation techniques used to measure the fair value of plan assets. These provisions are effective for our fiscal year ending June 30, 2010. This adoption did not have a material impact on our financial position or results of operations.

In June 2009, the Financial Accounting Standards Board (FASB) issued its final Statement of Financial Accounting Standards (SFAS) No. 168—The FASB Accounting Standards Codification and the Hierarchy of

TOWERS WATSON & CO.

Notes to the Consolidated Financial Statements—(Continued)

(Tabular Amounts in Thousands of U.S. Dollars Except Share and Per Share Data)

Generally Accepted Accounting Principles—a replacement of FASB Statement No. 162. SFAS No. 168 made the FASB Accounting Standards Codification (the Codification) the single source of U.S. GAAP used by nongovernmental entities in the preparation of financial statements, except for rules and interpretive releases of the SEC under authority of federal securities laws, which are sources of authoritative accounting guidance for SEC registrants. The Codification is meant to simplify user access to all authoritative accounting guidance by reorganizing U.S. GAAP pronouncements into roughly 90 accounting topics within a consistent structure; its purpose is not to create new accounting and reporting guidance. The Codification supersedes all existing non-SEC accounting and reporting standards and was effective for us beginning July 1, 2009. Following SFAS No. 168, the Board will not issue new standards in the form of Statements, FASB Staff Positions, or Emerging Issues Task Force Abstracts; instead, it will issue Accounting Standards Updates.

ASC 805, Business Combinations which is a revision of accounting provisions that changes the application of the acquisition method in a number of significant aspects. Acquisition costs will generally be expensed as incurred; noncontrolling interests will be valued at fair value at the acquisition date; restructuring costs associated with a business combination will generally be expensed subsequent to the acquisition date; contingent consideration will be recognized at its fair value on the acquisition date and, for certain arrangements, changes in fair value will be recognized in earnings until settled, and changes in deferred tax asset valuation allowances and income tax uncertainties after the acquisition date generally will affect income tax expense. ASC 350-30-35-1, Determination of the Useful Life of Intangible Assets amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of recognized intangible assets under ASC 350, Goodwill and Other Intangible Assets. ASC 805-20-25-18A, Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies which amends and clarifies the accounting for acquired contingencies and is effective upon the adoption of ASC 805, Business Combinations. We adopted these provisions on July 1, 2009 and as a result, expensed to transaction and integration expenses $6.0 million of capitalized transaction expenses incurred before adoption.

ASC 810, Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51 requires the recognition of a noncontrolling interest (minority interest) as equity in the consolidated financial statements and separate from the parent’s equity. The amount of net income attributable to the noncontrolling interest will be included in consolidated net income. It also amends certain consolidation procedures for consistency with the requirements of ASC 805, Business Combinations. The provisions also include expanded disclosure requirements regarding the interests of the parent and its noncontrolling interest. We adopted these provisions on July 1, 2009. As a result, our non-controlling interest of $1.0 million as of June 30, 2009, which was previously included in other non-current liabilities, was reclassified to non-controlling interest in total equity. In addition, our non-controlling interest of $169 thousand and $258 thousand for the fiscal year ended June 30, 2009 and 2008, which was previously including in (loss)/income from affiliates, was reclassified to net (loss)/income attributable to non-controlling interests in our results of operations.

ASC 815-10-50, SFAS 161, Disclosures About Derivative Instruments and Hedging Activities—an Amendment of FASB Statement No. 133 gives financial statement users better information about the reporting entity’s hedges by providing for qualitative disclosures about the objectives and strategies for using derivatives, quantitative data about the fair value of and gains and losses on derivative contracts, and details of credit-risk-related contingent features in their hedged positions. We adopted these provisions on July 1, 2009.

ASC 820, Fair Value Measurements defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. We adopted these provisions for financial assets and liabilities on July 1, 2008 and for nonfinancial assets and liabilities on July 1, 2009. These adoptions did not have a material impact on our financial position or results of operations.

TOWERS WATSON & CO.

Notes to the Consolidated Financial Statements—(Continued)

(Tabular Amounts in Thousands of U.S. Dollars Except Share and Per Share Data)

Not yet adopted

ASC 810 Amendments to FASB Interpretation No. 46 (R) which amends the evaluation criteria to identify the primary beneficiary of a variable interest entity provided by FASB Interpretation 46(R), Consolidation of Variable Interest Entities—An Interpretation of ARB No. 51. Additionally, the provisions require ongoing assessment of whether an enterprise is the primary beneficiary of the variable interest entity. We will adopt these provisions on July 1, 2010 and we do not anticipate that the adoption of these provisions will have a material impact on our financial position or results of operations.

Note 2—Merger with Towers Perrin

The strategic reason for the Merger of Watson Wyatt and Towers Perrin to form Towers Watson was to combine the strengths and a strong set of complementary services of the legacy firms to drive growth and result in a larger global presence and market share gains across all of our business lines.

Consideration Exchanged

The consummation of the Merger resulted in the following:

•

Each share of Watson Wyatt Class A common stock, par value $0.01 per share issued and outstanding immediately prior to the Merger was converted into the right to receive one (1) share of Towers Watson Class A Common Stock, par value $0.01 per share (the “Class A Common Stock”). In addition, outstanding deferred rights to receive Watson Wyatt Class A common stock were converted into the right to receive an equal number of shares of Towers Watson Class A Common Stock, and outstanding options to purchase Watson Wyatt Class A common stock were assumed by Towers Watson and converted on a one-for-one basis into fully vested options to purchase shares of Towers Watson Class A Common Stock with the same exercise price as the underlying Watson Wyatt options.

•

Each share of Towers Perrin common stock, par value $0.50 per share, issued and outstanding immediately prior to the Merger was converted into the right to receive 545.627600377 fully paid and nonassessable shares of Towers Watson Common Stock, which ratio was determined at the time of the Merger in accordance with the Merger Agreement. Shares of Towers Watson Common Stock issued to Towers Perrin shareholders (other than 209,013 shares issued to Towers Perrin shareholders located in certain countries (as detailed below) and other than shares issued to Towers Perrin shareholders who elected to receive a portion of their Merger Consideration as shares of Towers Watson’s Class R Common Stock, par value $0.01 per share) have been divided among four series of non-transferable Towers Watson Common Stock, Classes B-1, B-2, B-3 and B-4, each with a par value of $0.01 per share. Outstanding shares of Towers Watson Class B Common Stock generally will automatically convert on a one-for-one basis into shares of freely transferable shares of Towers Watson Class A Common Stock on the following timetable:

Class B-1 Common Stock—January 1, 2011

Class B-2 Common Stock—January 1, 2012

Class B-3 Common Stock—January 1, 2013

Class B-4 Common Stock—January 1, 2014

•	In accordance with the Merger Agreement, to provide immediate liquidity to certain Towers Perrin shareholders located in countries where the Merger consideration may be subject to current tax,

TOWERS WATSON & CO.

Notes to the Consolidated Financial Statements—(Continued)

(Tabular Amounts in Thousands of U.S. Dollars Except Share and Per Share Data)

such Towers Perrin shareholders received a portion of their merger consideration in the form of unrestricted shares of Towers Watson Class A Common Stock instead of shares of Towers Watson Class B Common Stock.

•

Certain Towers Perrin shareholders who met defined age and service criteria elected to terminate their employment no later than January 31, 2010 (except as extended by Towers Watson’s executive committee) and receive a portion of their Merger consideration in shares of Towers Watson Class R Common Stock, which subsequently were automatically redeemed for equal amounts of cash and subordinated one-year promissory notes (such election, a “Class R Election”). The amount of cash and principal amount of Towers Watson notes issued in exchange for each share of Towers Watson Class R Common Stock was determined based on the Exchange Ratio and the average closing price per share of Watson Wyatt common stock for the 10 trading days ending on December 28, 2009, the second trading day immediately prior to the closing of the Merger, which was $46.79. Class R Elections were prorated so that the amount of cash and notes payable on the automatic conversion of the shares of Towers Watson Class R Common Stock would not exceed $400 million, shareholders who made valid Class R Elections received shares of Towers Watson Class B-1 Common Stock in exchange for their shares of Towers Perrin common stock that were not exchanged for shares of Towers Watson Class R Common Stock due to proration or because the Towers Perrin shareholder elected to receive less than 100 percent of his or her Merger consideration in the form of Towers Watson Class R Common Stock. As noted above, shares of Towers Watson Class B-1 Common Stock will automatically convert into freely tradable shares of Towers Watson Class A Common Stock on January 1, 2011.

•

Prior to the Merger, Towers Perrin issued awards of restricted stock units to certain Towers Perrin employees, which were exchanged in the Merger for shares of Towers Watson Class A Common Stock, generally subject to a three-year contractual vesting schedule and other restrictions (“Restricted Towers Watson Class A Common Stock”). At the time of the Merger, the restricted stock units were converted using the Merger Agreement exchange ratio (545.627600377) into Towers Watson Restricted Class A Common Stock. The restriction on the underlying shares lapses over the service period for the employees, which is from grant date in October 2009 to January 1, 2011 through 2013, annually. The Towers Watson Restricted Class A Common Stock is held by an administrator or in a trust and the dividends accrue and the shares are voted in blocks according to provisions in the Merger Agreement.

In summary, as a result of closing of the Merger, all outstanding Towers Perrin and Watson Wyatt common stock, restricted stock units and derivative securities were converted into the right to receive the following forms of consideration:

•

46,911,275 shares of Towers Watson Class A Common Stock (less a number of shares that were withheld for tax purposes in respect of Watson Wyatt deferred stock units and deferred shares), including 4,248,984 shares of Restricted Towers Watson Class A Common Stock;

•	29,483,008 shares of Towers Watson Class B Common Stock, including:

•	12,798,118 shares of Class B-1 Common Stock;

•	5,561,630 shares of Class B-2 Common Stock;

TOWERS WATSON & CO.

Notes to the Consolidated Financial Statements—(Continued)

(Tabular Amounts in Thousands of U.S. Dollars Except Share and Per Share Data)

•	5,561,630 shares of Class B-3 Common Stock; and

•	5,561,630 shares of Class B-4 Common Stock;

•	8,548,835 shares of Towers Watson Class R Common Stock, which subsequently were redeemed automatically in exchange for the right to receive:

•	$200 million in cash (subject to applicable tax withholding and gross-up adjustments); and

•	Towers Watson Notes in an aggregate principal amount of $200 million.

In addition, on January 1, 2010, Towers Watson issued shares of Class F stock, no par value, pro rata to all holders of Towers Perrin common stock, which shares represent only the contingent right to receive, three years after the Merger, a pro rata portion of a number of shares of Towers Watson Class A Common Stock equal to the number of shares of Restricted Towers Watson Class A Common Stock forfeited by former Towers Perrin employees plus a number of shares of Towers Watson Class A Common Stock with a value equivalent to the amount of dividends attributed to such forfeited shares.

The Towers Watson Common Stock and Towers Watson Notes issued in conjunction with the Merger were registered under the Securities Act of 1933, as amended, pursuant to Towers Watson’s Registration Statement on Form S-4/A (Registration No. 333-161705) filed with the SEC, and declared effective on November 9, 2009. The Class A Common Stock is listed on The New York Stock Exchange and The NASDAQ Global Select Market under the ticker symbol “TW”, and began trading on January 4, 2010.

Fair Value of Consideration

The Merger has been accounted for using the acquisition method of accounting as prescribed in ASC 805, Business Combinations. The total consideration of $1.8 billion is comprised of $200 million of cash and $200 million of notes payable to Class R shareholders and of stock consideration for the following: Class A shares for certain foreign shareholders of $9.9 million, Restricted Class B-1, B-2, B-3 and B-4 shares of $1.3 billion and Restricted Class A shares of $43.7 million.

The consideration given in the form of cash and notes payable was measured in the amount of cash paid and notes payable issued. According to ASC 805 the fair value of the securities traded in the market the day before the merger is consummated is used to determine the fair value of the equity consideration. As accounting predecessor, Watson Wyatt’s closing share price on the NYSE on December 31, 2009 of $47.52 was used to determine the fair value of equity consideration. The equity consideration for the Class A shares to certain foreign shareholders of $9.9 million is valued at $47.52 multiplied by 209,013, the shares issued. The estimated fair value of the restricted Class B1-B4 shares of $1.3 billion was calculated at $47.52 multiplied by 29,483,008, the shares issued and using a discount to approximate the fair value of the one-, two-, three- and four-year period of restriction lapse until the shares are converted into freely tradable Towers Watson Class A Common Stock. The estimated fair value of the Restricted Class A shares of $43.7 million includes (i) the vested portion of the Towers Perrin restricted stock units, which was earned by employees related to the service condition from grant date in October 2009 until January 1, 2010, the date of the Merger, valued at $47.52 per share and (ii) 10 percent of the unvested portion of the Towers Perrin restricted stock units, which is the estimate of forfeitures that will result from employees not fulfilling the service condition during the three year vesting post-Merger, which will be proportionately distributed to Class F shareholders, the Towers Perrin shareholders as of the Merger date.

TOWERS WATSON & CO.

Notes to the Consolidated Financial Statements—(Continued)

(Tabular Amounts in Thousands of U.S. Dollars Except Share and Per Share Data)

PCIC

As of December 31, 2009, Towers Perrin and Watson Wyatt each owned a 36.4 percent equity investment in Professional Consultants Insurance Company (“PCIC”). PCIC is a captive insurance company that provides professional liability insurance on a claims-made basis. Watson Wyatt applied the equity method of accounting for its investment in PCIC through December 31, 2009. As of December 31, 2009, Watson Wyatt’s investment in PCIC was $13.7 million. Towers Watson’s financial statements as of and for fiscal year ended June 30, 2010, included herein, reflect Watson Wyatt’s equity method of accounting for PCIC for the six month period ended December 31, 2009, which resulted in a recording a loss from affiliates of $113 thousand.

As a result of the Merger, Towers Watson has a majority ownership interest in PCIC and consequently retained a majority of the economic risks and rewards of PCIC. As a result, Towers Watson now consolidates PCIC’s financial position and results of operations in its consolidated financial statements beginning January 1, 2010. All intercompany accounts and transactions have been eliminated in consolidation.

Fair value of net assets acquired and intangibles

According to ASC 805, the assets acquired and liabilities of Towers Perrin assumed by Towers Watson were recorded at their respective fair values as of the Merger, January 1, 2010. The valuation and determination of estimated fair value include significant estimates and assumptions. Management also evaluated the methodology and valuation models to determine the estimated useful lives and amortization method.

Customer relationships

Customer relationship intangible was identified separate from goodwill based on determination of the length, strength and contractual nature of the relationship that Towers Perrin shared with its clients. This customer relationship information was analyzed via the application of the multi-period excess earnings method, an income approach. Significant assumptions used in the income approach are revenue growth, retention rate, operating expenses, charge for contributory assets and trade name and the discount rate used to calculate the present value of the cash flows. The customer relationship, valued at $140.8 million, is amortized on an accelerated amortization basis over the estimated useful life of 12 years which correlated to the years of material results included in the income approach model.

Trademarks and trade names

The Towers Perrin trade name was identified separate from goodwill based on evaluation of the importance of the Towers Perrin trade name to the Towers Perrin business through understanding the brand recognition in the market, importance of the trade name to the customer, and the amount of revenue associated with the trade name. In developing the estimated fair value, the trade name was valued utilizing the relief from royalty method, an income approach. Significant assumptions used in the relief from royalty method were revenue growth, royalty rate, and discount rate used to calculate the present value of cash flows. The Towers Perrin trade name, valued at $275.5 million, has an estimated indefinite lived asset and is not amortized but tested annually for impairment or if factors exist to indicate impairment.

Developed technology

Developed technology identified separately from goodwill consists of intellectual property such as proprietary software used internally for revenue producing activities or by clients. Developed technology can

TOWERS WATSON & CO.

Notes to the Consolidated Financial Statements—(Continued)

(Tabular Amounts in Thousands of U.S. Dollars Except Share and Per Share Data)

provide significant advantages to the owner in terms of product differentiation, cost advantages and other competitive advantages. Three external-use technologies of Towers Perrin: MoSes, EVALUE and the Global Compensation technology are offered for sale or subscription and have associated revenue streams. In addition, 22 internally developed technology applications were identified as primary applications used in Towers Perrin’s business but did not have associated revenue streams. The external-use technologies, for which revenue sources were directly identified, were valued by applying the multi-period excess earnings method, an income approach. The internal-use technologies were valued by applying the cost to replicate method, a cost approach. Significant assumptions used in the multi-period excess earnings method were revenue growth, decay rate, cost of revenue, operating expenses, charge for use of contributory assets and trade name and discount rate used to calculate the present value of the cash flows. The external-use technology, valued at $58.2 million, is amortized on an accelerated basis over a weighted-average useful life of 3.6 years. Significant assumptions used in the cost to replicate method were cost to replace including the number and skill level of man hours and cost per hour based on fully burdened salary of staff; profit margin if the work were performed by a third party; and obsolescence factor. The internal-use technology, valued at $67.2 million, is amortized on a straight-line basis over the weighted-average estimated useful life of 4.2 years.

Favorable and unfavorable lease contracts

Assets and liabilities for favorable and unfavorable lease contracts were identified separately from goodwill related to 39 of Towers Perrin’s real estate leases agreements. The assets and liabilities were valued by comparing cash obligations for lease agreements to the estimated market rent at the time of the transactions. The resulting favorable or unfavorable positions are recorded gross as assets or liabilities on the balance sheet. Significant assumptions used in the valuation were market rent, annual escalation percentages based on current inflation rates and a discount rate used to calculate the present value of the cash flows. Both the assets for favorable lease agreements, valued at $11.1 million, and the liabilities for unfavorable lease agreements, valued at $28.6 million, are amortized on a straight-line basis over the life of the respective lease to occupancy costs. The weighted-average estimated useful life for the leases is 7.3 years.

As of the date of the filing of this prospectus, the initial accounting for this business combination is not yet complete. In particular, we are currently performing an assessment of the key internally developed and developed technology software for internal use and for sale acquired from Towers Perrin. The assessment will involve decisions regarding duplicate, overlapping systems or preferred technology of the two legacy companies, which could lead to a decision to cease-use of a system. In addition, the fair value of fixed assets are currently being evaluated. Although we do not anticipate any significant adjustments, to the extent that the estimates used need to be refined, we will do so upon making that determination but not later than one year from the business combination date.

TOWERS WATSON & CO.

Notes to the Consolidated Financial Statements—(Continued)

(Tabular Amounts in Thousands of U.S. Dollars Except Share and Per Share Data)

The table below sets forth a preliminary estimate of the Merger consideration transferred to Towers Perrin shareholders and the preliminary estimate of tangible and intangible net assets received in the Merger:

	January 1, 2010
	(In thousands, except share and per share data)
Calculation of Consideration Transferred
Cash paid			$200,000
Notes payable issued to Towers Perrin shareholders			200,000
Towers Perrin shares converted to Towers Watson shares	42,489,840
Less Class R shares	(8,548,835)
Less 10% of consideration in RSUs	(4,248,984)

Shares of Towers Watson stock issued		29,692,021
Closing price of Watson Wyatt stock, December 31, 2009		$47.52
Average discount for restricted stock		7%

Aggregate fair value of the Towers Watson Common Stock issued			1,313,650
Fair value of RSUs assumed in the Merger			43,729

Total consideration transferred			$1,757,379

Estimated Tangible and Intangible Net Assets:
Current assets		$1,002,567
Other non-current assets		221,131
Identifiable intangible assets		552,785
Deferred tax asset, net		138,850
Current liabilities		(671,866)
Other long-term liabilities		(760,708)
Goodwill		1,274,620

Total estimated tangible and intangible net assets			$1,757,379

TOWERS WATSON & CO.

Notes to the Consolidated Financial Statements—(Continued)

(Tabular Amounts in Thousands of U.S. Dollars Except Share and Per Share Data)

The following unaudited pro forma combined statements of operations have been provided to present illustrative combined unaudited statements of operations for the fiscal years ended June 30, 2010 and 2009, giving effect to the business combination as if it had been completed on July 1, 2009. The unaudited pro forma combined financial information shows the impact of the business combination on Watson Wyatt and Towers Perrin’s historical results of operations. Included in the pro forma results and in the historical results of operations of Towers Watson is approximately $750 million of revenue and $20 million of earnings of the legacy firm Towers Perrin for the six months ended June 30, 2010. The unaudited pro forma combined statements of operation are presented for illustrative purposes only and are not indicative of the results of operations that might have occurred had the business combination actually taken place as of the dates specified, or that may be expected to occur in the future. We do not assume any benefits from any cost savings or synergies expected to result from the Merger, except for any cost savings or synergies we actually realized for the six-month period ended June 30, 2010.

The unaudited pro forma combined statements of operations are as follows:

	Year Ended June 30,
	2010	2009
	(In thousands)
Revenue	$3,180,916	$3,251,323

Costs of providing services:
Salaries and employee benefits	2,146,211	2,236,462
Professional and subcontracted services	243,752	293,292
Occupancy	146,695	144,392
General and administrative expenses	268,808	352,109
Depreciation and amortization	131,599	136,514

	2,937,065	3,162,769

Income from operations	243,851	88,554
(Loss)/income from affiliates	(1,085)	294
Interest income	4,731	8,567
Interest expense	(11,991)	(12,160)
Other non-operating income	16,585	19,810

Income before income taxes	252,091	105,065
Provision for income taxes	67,918	64,157

Net income before non-controlling interests	$184,173	$40,908
Net (loss)/income attributable to non-controlling interests	$(2,146)	$4,515

Net income attributable to controlling interests	$186,319	$36,393

Note 3—Short-Term Investments

Short-term investments are available-for-sale securities that consist of corporate bonds. As of June 30, 2010, additional information on available-for-sale securities balances are provided in the following table. There were no available-for-sale securities as of June 30, 2009.

	June 30, 2010
	Amortized Cost	Unrealized Gains	Estimated Fair Value
Short-term investments: due in one year or less	$50,585	$424	$51,009
Non-current assets: due in one through five years	60,142	1,956	62,098

TOWERS WATSON & CO.

Notes to the Consolidated Financial Statements—(Continued)

(Tabular Amounts in Thousands of U.S. Dollars Except Share and Per Share Data)

Proceeds from sales of investments for available-for-sale securities during the fiscal year 2010 were $16.2 million, resulting in a loss of $10 thousand. There were no investments that have been in a continuous loss position for more than one year, and there have been no other than temporary impairments recognized.

Note 4—Fixed Assets

Furniture, fixtures, equipment and leasehold improvements are recorded at cost and presented net of depreciation or amortization. Furniture, fixtures and equipment are depreciated using straight-line and accelerated methods over lives ranging from three to seven years. Leasehold improvements are amortized on a straight-line basis over the shorter of the lease terms or the asset lives.

The components of fixed assets are as follows:

	June 30,
	2010	2009
Furniture, fixtures and equipment	$172,899	$147,460
Computer software	239,647	212,172
Leasehold improvements	157,554	105,618

	570,100	465,250
Less: accumulated depreciation and amortization	(342,298)	(290,393)

Fixed assets, net	$227,802	$174,857

Total unamortized computer software costs were $108.4 million, $101.9 million and $106.4 million as of June 30, 2010, 2009 and 2008, respectively. Total amortization expense for computer software was $33.9 million, $31.0 million and $26.5 million for fiscal years 2010, 2009 and 2008, respectively. Total depreciation expense was $35.8 million, $28.6 million and $29.5 million for fiscal years 2010, 2009 and 2008, respectively.

Note 5—Goodwill and Intangible Assets

The carrying amount of goodwill for the fiscal years ended June 30, 2010 and 2009 are as follows:

	Benefits	Risk and Financial Services	Talent and Rewards	All Other	Total
Balance as of June 30, 2008	$459,430	$138,476	$35,056	$1,214	$634,176
Goodwill acquired	472	49	664	—	1,185
Translation adjustment	(64,948)	(22,583)	(5,076)	—	(92,607)

Balance as of June 30, 2009	394,954	115,942	30,644	1,214	542,754

Goodwill acquired and contingent payments	825,975	368,365	80,301	—	1,274,641
Translation adjustment	(63,424)	(22,336)	(4,470)	—	(90,230)

Balance as of June 30, 2010	$1,157,505	$461,971	$106,475	$1,214	$1,727,165

TOWERS WATSON & CO.

Notes to the Consolidated Financial Statements—(Continued)

(Tabular Amounts in Thousands of U.S. Dollars Except Share and Per Share Data)

The following table reflects changes in the net carrying amount of the components of intangible assets for the fiscal years ended June 30, 2010 and 2009:

	Trademark & trade name	Customer related intangible	Core/ developed technology	Non-compete agreements	Favorable lease agreements	Total
Balance as of June 30, 2008	$121,885	$101,592	$12,604	$686	—	$236,767
Intangible assets acquired	—	—	—	—	—	—
Amortization	(198)	(8,763)	(4,408)	(523)	—	(13,892)
Translation adjustment	(21,176)	(13,986)	(1,439)	(41)	—	(36,642)

Balance as of June 30, 2009	100,511	78,843	6,757	122	—	186,233

Intangible assets acquired	275,500	140,800	125,400	—	11,085	552,785
Amortization	—	(18,087)	(13,170)	(120)	(1,495)	(32,872)
Translation adjustment	(9,218)	(12,750)	(261)	(2)	(428)	(22,659)

Balance as of June 30, 2010	$366,793	$188,806	$118,726	$—	$9,162	$683,487

The intangible unfavorable lease liability recorded as a result of acquisition accounting as of January 1, 2010 was $28.6 million with a reduction to rent expense of $2.2 million and translation of $0.4 million for an ending balance of $26.0 million as of June 30, 2010. For the fiscal year ended June 30, 2010, 2009 and 2008 we have not recorded any impairment losses to goodwill or intangibles.

The following table reflects the rent offset resulting from the amortization of the net lease intangible assets and liabilities for subsequent fiscal years as follows:

Fiscal year ending June 30,	Amount
2011	$(1,616)
2012	(2,833)
2013	(2,486)
2014	(2,125)
2015	(1,893)
Thereafter	(5,878)

Total	$(16,831)

The following table reflects the carrying value of intangible assets at June 30, 2010 and 2009:

	Fiscal year 2010		Fiscal year 2009
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Intangible assets:
Trademark and trade name	$367,195	$402	$100,913	$402
Customer related intangibles	237,072	48,266	108,821	29,978
Core/developed technology	148,664	29,938	23,525	16,768
Non-compete agreements	1,275	1,275	1,273	1,151
Favorable lease agreements	10,657	1,495	—	—

Total intangible assets	$764,863	$81,376	$234,532	$48,299

A component of the change in the gross carrying amount of trademark and trade name, customer related intangibles and core/developed technology reflects foreign currency translation adjustments between June 30, 2009 and June 30, 2010. These intangible assets are denominated in the currencies of our subsidiaries outside the United States, and are translated into our reporting currency, the U.S. dollar, based on exchange rates at the balance sheet date.

TOWERS WATSON & CO.

Notes to the Consolidated Financial Statements—(Continued)

(Tabular Amounts in Thousands of U.S. Dollars Except Share and Per Share Data)

Certain trade-mark and trade-name intangibles have indefinite useful lives and are not amortized.

The weighted average remaining life of amortizable intangible assets at June 30, 2010, was 8.6 years. Future estimated amortization expense is as follows:

Fiscal year ending June 30,	Amount
2011	$47,646
2012	47,740
2013	43,457
2014	37,120
2015	30,181
Thereafter	101,388

Total estimated amortization expense	$307,532

Note 6—Fair Value Measurements

We have categorized our financial instruments into a three-level fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets and liabilities (Level 1) and lowest priority to unobservable inputs (Level 3). In some cases, the inputs used to measure fair value might fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Financial assets recorded in the accompanying consolidated balance sheets are categorized based on the inputs in the valuation techniques as follows:

Level 1—Financial assets and liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in an active market.

Level 2—Financial assets and liabilities whose values are based on the following:

a)	Quoted prices for similar assets or liabilities in active markets;

b)	Quoted prices for identical or similar assets or liabilities in non-active markets;

c)	Pricing models whose inputs are observable for substantially the full term of the asset or liability; and

d)	Pricing models whose inputs are derived principally from or corroborated by observable market data through correlation or other means for substantially the full asset or liability.

Level 3—Financial assets and liabilities whose values are based on prices, or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect management’s own assumptions about the assumptions a market participant would use in pricing the asset or liability.

TOWERS WATSON & CO.

Notes to the Consolidated Financial Statements—(Continued)

(Tabular Amounts in Thousands of U.S. Dollars Except Share and Per Share Data)

The following presents our assets and liabilities measured at fair value on a recurring basis as of June 30, 2010. There were no assets and liabilities measured at fair value on a recurring basis as of June 30, 2009.

	Fair Value Measurements on a Recurring Basis at June 30, 2010
	Level 1		Level 2		Level 3	Total
Assets:
Short-term investments	$6,196	(a)	$44,813	(a)	$—	$51,009
Other current assets	—		768	(b)	—	768
Other non-current assets	6,278	(a)	62,098	(a)	—	68,376

Liabilities:
Accounts payable, accrued liabilities and deferred income	—		4,277	(b)	—	4,277

(a)	Available-for-sale securities consist of US treasury securities, commercial paper, and corporate fixed income securities.

(b)	Primarily foreign exchange forward contracts and foreign exchange options.

We recorded a loss of $0.1 million for the fiscal year ended June 30, 2010, under general and administrative expenses in the consolidated statements of operations related to the changes in the fair value of its financial instruments for foreign exchange forward contracts and foreign exchange options accounted for as foreign currency hedges which are still held at June 30, 2010. There was no gain or loss recorded in the consolidated statements of operations for available-for-sale securities still held at June 30, 2010.

To determine the fair value of our foreign exchange forward contracts and foreign exchange options, we receive a quoted value from the counterparty for each contract. The quoted price we receive is a Level 2 valuation based on observable quotes in the marketplace for the underlying currency. We use these underlying values to estimate amounts that would be paid or received to terminate the contracts at the reporting date based on current market prices for the underlying currency.

The available-for-sale securities are valued using quoted market prices as of the end of the trading day. We monitor the value of the investments for other-than-temporary impairment on a quarterly basis.

Note 7—Derivative Financial Instruments

We are exposed to market risk from changes in foreign currency exchange rates. To manage this exposure, we enter into various derivative transactions. These instruments have the effect of reducing our exposure to unfavorable changes in foreign currency rates. We do not enter into derivative transactions for trading purposes.

Derivative transactions are governed by our established set of policies and procedures covering areas such as authorization, counterparty exposure and hedging practices. We also evaluate new and existing transactions and agreements to determine if they require derivative accounting treatment. Positions are monitored using fair market value and sensitivity analyses.

Certain derivatives also give rise to credit risks from the possible non-performance by counterparties. The credit risk is generally limited to the fair value of those contracts that are favorable to us. We have established strict counterparty credit guidelines and enters into transactions only with financial institutions with securities of investment grade or better. We monitor counterparty exposures and review any downgrade in credit

TOWERS WATSON & CO.

Notes to the Consolidated Financial Statements—(Continued)

(Tabular Amounts in Thousands of U.S. Dollars Except Share and Per Share Data)

rating. To mitigate pre-settlement risk, minimum credit standards become more stringent as the duration of the derivative financial instrument increases. To minimize the concentration of credit risk, we enter into derivative transactions with a portfolio of financial institutions. Based on these factors, we consider the risk of counterparty default to be minimal.

Accounting Policy for Derivatives

All derivative instruments are recognized in the accompanying consolidated balance sheets at fair value. Derivative instruments with a positive fair value are reported in other current assets and derivative instruments with a negative fair value are reported in other current liabilities in the accompanying consolidated balance sheet. Changes in the fair value of derivative instruments are recognized immediately in general and administrative expenses, unless the derivative is designated as a hedge and qualifies for hedge accounting.

There are three hedging relationships where a derivative (hedging instrument) may qualify for hedge accounting: (1) a hedge of the change in fair value of a recognized asset or liability or firm commitment (fair value hedge), (2) a hedge of the variability in cash flows from forecasted transactions (cash flow hedge), and (3) a hedge of the variability caused by changes in foreign currency exchange rates (foreign currency hedge). Under hedge accounting, recognition of derivative gains and losses can be matched in the same period with that of the hedged exposure and thereby minimize earnings volatility. If the derivative does not qualify for hedge accounting, we consider the transaction to be an “economic hedge” and changes in the fair value of the derivative asset or liability are recognized immediately in general and administrative expenses. At June 30, 2010, we had entered into foreign currency cash flow hedges and economic hedges.

In order for a derivative to qualify for hedge accounting, the derivative must be formally designated as a fair value, cash flow, or a foreign currency hedge by documenting the relationship between the derivative and the hedged item. Additionally, the hedge relationship must be expected to be highly effective at offsetting changes in either the fair value or cash flows of the hedged item at both inception of the hedge and on an ongoing basis. We assess the ongoing effectiveness of our hedges and measures and records hedge ineffectiveness, if any, at the end of each quarter.

For a cash flow hedge, the effective portion of the change in fair value of a hedging instrument is recognized in other comprehensive income, as a component of shareholders’ investment, and subsequently reclassified to general and administrative expenses. The ineffective portion of a cash flow hedge is recognized immediately in general and administrative expenses.

We discontinue hedge accounting prospectively when (1) the derivative expires or is sold, terminated, or exercised, (2) we determine that the hedging transaction is no longer highly effective, (3) a hedged forecasted transaction is no longer probable of occurring in the time period described in the hedge documentation, (4) the hedged item matures or is sold, or (5) management elects to discontinue hedge accounting voluntarily.

When hedge accounting is discontinued because the derivative no longer qualifies as a cash flow hedge we continue to carry the derivative in the accompanying consolidated balance sheet at its fair value, recognize subsequent changes in the fair value of the derivative in current-period general and administrative expenses, and continue to defer the derivative gain or loss in other comprehensive income or loss until the hedged forecasted transaction affects expenses. If the hedged forecasted transaction is not likely to occur in the time period described in the hedge documentation or within a two month period of time thereafter, the deferred derivative gain or loss is reclassified immediately to general and administrative expenses.

Our reinsurance intermediary subsidiary in the United Kingdom receives revenues in currencies (primarily in U.S. dollars) that differ from its functional currency. As a result, the foreign subsidiary’s functional

TOWERS WATSON & CO.

Notes to the Consolidated Financial Statements—(Continued)

(Tabular Amounts in Thousands of U.S. Dollars Except Share and Per Share Data)

currency revenue will fluctuate as the currency exchange rates change. To reduce this variability, we use foreign exchange forward contracts and over-the-counter options to hedge the foreign exchange risk of the forecasted collections. We have designated these derivatives as cash flow hedges of its forecasted foreign currency denominated collections. At June 30, 2010, the longest outstanding maturity was 29 months. As of June 30, 2010, a net $3.3 million pretax loss has been deferred in other comprehensive loss, $2.2 million of which is expected to be reclassified to general and administrative expenses in the next twelve months. Deferred gains or losses will be reclassified from other comprehensive loss to general and administrative expenses when the hedged revenue is recognized. During the fiscal year ended June 30, 2010, we recognized no material gains or losses due to hedge ineffectiveness within general and administrative expenses in the consolidated statement of operations. We also use derivative financial contracts, principally foreign exchange forward contracts to hedge non-functional currency obligations. Primarily, these exposures arise from intercompany lending between entities with different functional currencies.

At June 30, 2010, we had cash flow hedges with a notional value of $87.7 million to hedge revenue cash flows. We determine the fair value of its foreign currency derivatives based on quoted prices received from the counterparty for each contract which we evaluate using pricing models whose inputs are observable. The net fair value of derivatives held as of June 30, 2010 was a liability of $3.5 million. See Note 6 for further information regarding the determination of fair value.

The fair value of our derivative instruments held at June 30, 2010 and their location in the consolidated balance sheet are as follows:

	Asset derivatives		Liability derivatives
	Balance sheet location	Fair value	Balance sheet location	Fair value
Derivatives designated as hedging instruments:
Foreign exchange forwards	Other current assets	$731	Accounts payable, accrued liabilities and deferred income	$(4,100)
Foreign exchange options	Other current assets	37	Accounts payable, accrued liabilities and deferred income	(94)

Total derivatives designated as hedging instruments		$768		$(4,194)

Derivatives not designated as hedging instruments:
Foreign exchange options	Other current assets	—	Accounts payable, accrued liabilities and deferred income	(83)

Total derivatives not designated as hedging instruments		—		(83)

Total derivatives		$768		$(4,277)

TOWERS WATSON & CO.

Notes to the Consolidated Financial Statements—(Continued)

(Tabular Amounts in Thousands of U.S. Dollars Except Share and Per Share Data)

The effect of derivative instruments that are designated as hedging instruments on the consolidated statement of operations and the consolidated statement of changes in stockholders’ equity for the fiscal year ended June 30, 2010 is as follows:

Derivatives designated as hedging instruments:	Loss recognized in OCI (effective portion)	Location of loss reclassified from OCI into income (effective portion)	Loss reclassified from OCI into income (effective portion)	Location of loss recognized in income (ineffective portion and amount excluded from effectiveness testing)	Loss recognized in income (ineffective portion and amount excluded from effectiveness testing)
Foreign exchange forwards	$(3,335)	General and administrative expenses	$(266)	General and administrative expenses	$(65)
Foreign exchange options	(207)	General and administrative expenses	—	General and administrative expenses	(32)

Total	$(3,542)		$(266)		$(97)

At June 30, 2010, we had $1.5 million of notional value of derivatives, as economic hedges primarily to hedge intercompany loans that do not receive hedge accounting treatment. The effect of derivatives that have not been designated as hedging instruments on the consolidated statement of operations for the fiscal year ended June 30, 2010 are as follows:

Derivatives not designated as hedging instruments:	Location of gain (loss) recognized in income	Gain (loss) recognized in income
Foreign exchange forwards	General and administrative expenses	$1,869
Foreign exchange options	General and administrative expenses	(350)

Total		$1,519

Note 8—Accounts Payable and Accrued Liabilities, Including Discretionary Compensation

Accounts payable and accrued liabilities consist of:

	June 30,
	2010	2009
Accounts payable and accrued liabilities	$138,654	$77,410
Accrued salaries and bonuses	150,761	162,351
Deferred revenue	119,726	42,185

Total accounts payable, accrued liabilities and deferred income	$409,141	$281,946

Note 9—Leases

We lease office space, furniture and selected computer equipment under operating lease agreements with terms generally ranging from one to 10 years. Our real estate lease agreements contain rent increases, rent holidays, leasehold incentives or rent concessions. All costs incurred for rent expense are recorded on a straight-

TOWERS WATSON & CO.

Notes to the Consolidated Financial Statements—(Continued)

(Tabular Amounts in Thousands of U.S. Dollars Except Share and Per Share Data)

line basis (inclusive of any lease incentives and rent holidays) over the life of the lease within occupancy expenses in the statement of operations, with an offset to deferred rent liabilities recorded in the consolidated balance sheet. Rental expense was $107.3 million, $78.4 million and $90.1 million for fiscal years 2010, 2009 and 2008, respectively, inclusive of operating expenses related to such space and equipment. We have entered into sublease agreements for some of our excess leased space. Sublease income was $1.3 million, $1.0 million and $0.6 million for fiscal years 2010, 2009 and 2008, respectively.

Future minimum lease payments for the operating lease commitments which have not been reduced by cumulative anticipated cash inflows for sublease income of $4.9 million are:

Fiscal Year	Lease Commitments
2011	$113,771
2012	100,180
2013	84,958
2014	72,011
2015	61,359
Thereafter	195,760

Total	$628,039

We evaluate office capacity on an ongoing basis to meet changing needs in our markets with a goal of minimizing our occupancy expense.

Note 10—Retirement Benefits

Towers Watson sponsors both qualified and non-qualified defined benefit pension plans and other post-employment benefit or “OPEB” plans in North America and Europe. These funded and unfunded plans represent 98 percent of total Towers Watson’s pension obligations and as a result are disclosed herein. Towers Watson also sponsors funded and unfunded defined benefit pension plans in certain other countries as well, representing the remaining 2 percent of the liability.

Under the legacy Watson Wyatt plans in North America, benefits are based on the number of years of service and the associate’s compensation during the five highest paid consecutive years of service. The non-qualified plan, included only in North America, provides for pension benefits that would be covered under the qualified plan but are limited by the Internal Revenue Code. The non-qualified plan has no assets and therefore is an unfunded arrangement. Beginning January 2008, Watson Wyatt made changes to the plan in the United Kingdom related to years of service used in calculating benefits for associates. Benefits earned prior to January 2008 are based on the number of years of service and the associate’s compensation during the three years before leaving the plan and benefits earned after January 2008 are based on the number of years of service and the associate’s average compensation during the associate’s term of service since that date. The plan liabilities in Germany were a result of Watson Wyatt’s acquisition of Heissmann GmbH in 2007. A significant percentage of the liabilities represent the grandfathered pension benefit for associates hired prior to a July 1991 plan amendment. The pension plan for those hired after July 1991 is a defined contribution type arrangement. In the Netherlands, the pension benefit is a percentage of service and average salary over the working life of the associate, where salary includes allowances and bonuses up to a set maximum salary and is offset by the current social security benefit. The benefit liability is reflected on the balance sheet. The measurement date for each of the plans is June 30.

The legacy Towers Perrin pension plans in the United States accrue benefits under a cash-balance formula for associates hired or rehired after 2002 and for all associates for service after 2007. For associates

TOWERS WATSON & CO.

Notes to the Consolidated Financial Statements—(Continued)

(Tabular Amounts in Thousands of U.S. Dollars Except Share and Per Share Data)

hired prior to 2003 and active as of January 2003, benefits prior to 2008 are based on a combination of a cash balance formula, for the period after 2002, and a final average pay formula based on years of plan service and the highest five consecutive years of plan compensation prior to 2008. Under the cash balance formula benefits are based on a percentage of each year of the associate’s plan compensation. The Canadian Retirement Plan provides a choice of a defined benefit approach or a defined contribution approach. The non-qualified plans in North America provide for pension benefits that would be covered under the qualified plan in the respective country but are limited by statutory maximums. The non-qualified plans have no assets and therefore are unfunded arrangements. The U.K. Plan provides predominantly lump sum benefits. Benefit accruals under the U.K. Plan ceased on March 31, 2008. The plans in Germany mostly provide benefits under a cash balance benefit formula. Benefits under the Netherlands plan accrue on a final pay basis on earnings up to a maximum amount each year. The benefit assets and liabilities are reflected on the balance sheet. The measurement date for each of the plans has historically been December 31, but has been changed to June 30 as a result of the Merger.

The disclosures for the European plans are shown separately because the amounts are material relative to North American plans and the assumptions used in the European plans are significantly different than those used in the North American plans.

The determination of Towers Watson’s obligations and annual expense under the plans is based on a number of assumptions that, given the longevity of the plans, are long-term in focus. A change in one or a combination of these assumptions could have a material impact on Towers Watson’s pension benefit obligation and related expense. For this reason, management employs a long-term view so that assumptions do not change frequently in response to short-term volatility in the economy. Any difference between actual and assumed results is amortized into Towers Watson’s pension expense over the average remaining service period of participating associates. Towers Watson considers several factors prior to the start of each fiscal year when determining the appropriate annual assumptions, including economic forecasts, relevant benchmarks, historical trends, portfolio composition and peer comparisons.

Funding is based on actuarially determined contributions and is limited to amounts that are currently deductible for tax purposes. Since funding calculations are based on different measurements than those used for accounting purposes, pension contributions are not equal to net periodic pension cost. We accrue the excess of net periodic pension cost over such contributions and direct benefit payments under non-qualified plan provisions.

The following table sets forth our projected pension contributions for fiscal year 2011, as well as the pension contributions to our various plans in fiscal years 2010 and 2009:

	2011 (Projected)	2010 (Actual)	2009 (Actual)
U.S.	$30,000	$30,000	$30,000
Canada	8,428	4,388	1,359
Europe	20,285	21,020	23,872

The fair value of plan assets is based on the market value of securities that are in the pension portfolio, which vary by country. To the extent the expected return on the pension portfolio varies from the actual return, there is an unrecognized gain or loss.

TOWERS WATSON & CO.

Notes to the Consolidated Financial Statements—(Continued)

(Tabular Amounts in Thousands of U.S. Dollars Except Share and Per Share Data)

Assumptions Used in the Valuations of the Defined Benefit Pension Plans

The following assumptions were used in the valuations of Towers Watson’s defined benefit pension plans. The assumptions presented for the North American plans represent the weighted-average of rates for all U.S. and Canadian plans. The assumptions presented for Towers Watson’s European plans represent the weighted-average of rates for the U.K., Germany and Netherlands plans. In relation to the acquisition of Towers Perrin on January 1, 2010, the legacy plans of Towers Perrin have been included in the assumptions as of and for the year ended June 30, 2010. The assumptions as of and for the years ended June 30, 2009 and 2008 represent only the legacy Watson Wyatt plans.

The assumptions used to determine net periodic benefit cost for the fiscals years ended June 30, 2010, 2009 and 2008 were as follows:

	Year Ended June 30, 2010		Year Ended June 30, 2009		Year Ended June 30, 2008
	North America	Europe	North America	Europe	North America	Europe
Discount rate	6.43%	6.03%	6.91%	6.47%	6.25%	5.72%
Expected long-term rate of return on assets	8.11%	6.48%	8.61%	6.53%	8.61%	6.74%
Rate of increase in compensation levels	3.93%	5.09%	4.08%	5.36%	3.84%	4.73%

The following table presents the assumptions used in the valuation to determine the projected benefit obligation for the fiscal years ended June 30, 2010 and 2009:

	June 30, 2010		June 30, 2009
	North America	Europe	North America	Europe
Discount rate	5.86%	5.25%	7.21%	6.29%
Rate of increase in compensation levels	3.88%	3.88%	3.29%	5.15%

Components of Net Periodic Benefit Cost for Defined Benefit Pension Plans

The following tables set forth the components of net periodic benefit cost for our defined benefit pension plans for North America and Europe for the fiscal years ended June 30, 2010, 2009 and 2008:

	Year Ended June 30, 2010		Year Ended June 30, 2009		Year Ended June 30, 2008
	North America	Europe	North America	Europe	North America	Europe
Service cost	$38,068	$9,844	$24,771	$7,538	$30,592	$10,813
Interest cost	95,845	30,631	48,504	22,759	44,918	22,966
Expected return on plan assets	(93,257)	(27,078)	(50,725)	(20,945)	(55,622)	(24,427)
Amortization of transition obligation	—	—	—	—	(65)	—
Amortization of net unrecognized losses/(gains)	15,275	2,615	8,649	(328)	6,222	(2,806)
Amortization of prior service cost/(credit)	(1,623)	41	(2,279)	42	(2,594)	22
Other adjustments and settlements	2,293	924	—	120	—	115

Net periodic pension cost	$56,601	$16,977	$28,920	$9,186	$23,451	$6,683

TOWERS WATSON & CO.

Notes to the Consolidated Financial Statements—(Continued)

(Tabular Amounts in Thousands of U.S. Dollars Except Share and Per Share Data)

Changes in plan assets and benefit obligations were recognized during fiscal 2010 and 2009 and have been included as changes to other comprehensive income for the Company’s defined benefit pension plans as follows:

	2010		2009
	North America	Europe	North America	Europe
Current year actuarial loss	$220,113	$37,501	$84,449	$44,288
Amortization of actuarial loss	(15,275)	(2,615)	(8,649)	328
Amortization of prior service credit (cost)	1,623	(41)	2,279	(42)
Settlement	(2,293)	(64)	—	—
Other	1,320	(4,638)	(998)	1,289

Total recognized in other comprehensive income	$205,488	$30,143	$77,081	$45,863

The estimated amounts that will be amortized from other comprehensive income into net periodic benefit cost during fiscal 2011 for the Company’s defined benefit pension plans are shown below:

	2011
	North America	Europe
Actuarial loss	$25,229	$5,340
Prior service (credit) cost	(1,624)	39

Total	$23,605	$5,379

The following table provides a reconciliation of the changes in the qualified plans projected benefit obligations and fair value of assets for the years ended June 30, 2010 and 2009, and a statement of funded status as of June 30, 2010 and 2009:

	June 30, 2010		June 30, 2009
	North America	Europe	North America	Europe
Change in Benefit Obligation
Benefit obligation at beginning of year	$593,725	$355,701	$612,618	$403,114
Service cost	30,420	7,656	19,011	6,960
Interest cost	77,536	27,501	41,480	21,328
Actuarial (gains)/losses	195,603	61,309	(48,552)	(2,302)
Benefit payments	(65,263)	(19,760)	(22,667)	(5,411)
Acquisition/business combination/divestiture	1,139,366	239,603	—	—
Plan amendments & other	—	2,513	—	779
Foreign currency adjustment	3,495	(57,158)	(8,165)	(68,767)

Benefit obligation at end of year	$1,974,882	$617,365	$593,725	$355,701

Change in Plan Assets
Fair value of plan assets, beginning of year	$517,322	$315,769	$598,463	$384,617
Actual return on plan assets	103,850	55,514	(81,791)	(26,080)
Company contributions	34,388	21,020	31,359	25,696
Benefit payments	(65,263)	(19,760)	(22,667)	(5,411)
Participant contributions	—	1,820	—	1,924
Acquisition/business combination/divestiture	1,239,101	241,953	—	—
Other	—	(166)	—	630
Foreign currency adjustment	2,606	(53,608)	(8,042)	(65,607)

Fair value of plan assets, end of year	$1,832,004	$562,541	$517,322	$315,769

Funded status at end of year	$(142,878)	$(54,824)	$(76,403)	$(39,932)

Accumulated Benefit Obligation	$1,897,011	$601,461	$554,695	$317,751

TOWERS WATSON & CO.

Notes to the Consolidated Financial Statements—(Continued)

(Tabular Amounts in Thousands of U.S. Dollars Except Share and Per Share Data)

	June 30, 2010		June 30, 2009
	North America	Europe	North America	Europe
Amounts recognized in Consolidated Balance Sheets consist of :
Noncurrent assets	$45,949	$2,568	$—	$6,490
Noncurrent liabilities	(188,827)	(57,392)	(76,403)	(46,422)

Net Amount Recognized	$(142,878)	$(54,824)	$(76,403)	$(39,932)
Amounts recognized in Accumulated Other Comprehensive Income consist of :
Net actuarial loss/(gain)	$329,076	$65,553	$157,022	$39,669
Net prior service cost/(credit)	(9,628)	572	(11,043)	673

Accumulated Other Comprehensive Income	$319,448	$66,125	$145,979	$40,342

TOWERS WATSON & CO.

Notes to the Consolidated Financial Statements—(Continued)

(Tabular Amounts in Thousands of U.S. Dollars Except Share and Per Share Data)

The following table provides a reconciliation of the changes in the North American and European non-qualified plans projected benefit obligations for the years ended June 30, 2010 and 2009, and a statement of funded status as of June 30, 2010 and 2009. The non-qualified plans reflect only the U.S., Canadian and German plans and are unfunded.

	June 30,
	2010	2009
Change in Benefit Obligation
Benefit obligation, beginning of year	$126,922	$127,297
Service cost	9,836	6,338
Interest cost	21,439	8,455
Actuarial (gains)/losses	39,032	1,243
Benefit payments	(37,003)	(11,654)
Acquisition/business combination/divestiture	480,337	—
Other	698	—
Foreign currency adjustment	(13,787)	(4,757)

Benefit obligation, end of year	$627,474	$126,922

Change in Plan Assets
Fair value of plan assets, beginning of year	$—	$—
Actual return on plan assets	—	—
Company contributions	37,003	11,654
Benefit payments	(37,003)	(11,654)
Participant contributions	—	—
Foreign currency adjustment	—	—

Fair value of plan assets, end of year	$—	$—

Funded status at end of year	$(627,474)	$(126,922)

Amounts recognized in Consolidated Balance Sheets consist of:
Noncurrent assets	$—	$—
Current liabilities	(81,743)	(10,743)
Noncurrent liabilities	(545,731)	(116,179)

Net Amount Recognized	$(627,474)	$(126,922)

Amounts recognized in Accumulated Other Comprehensive Income consist of:
Net actuarial loss/(gain)	$39,517	$3,438
Net prior service cost/(credit)	(903)	(1,136)
Net transition obligation/(asset)	—	—

Accumulated Other Comprehensive Income	$38,614	$2,302

Projected Benefit Obligation	$627,474	$126,922
Accumulated Benefit Obligation	606,529	108,087
Fair value of plan assets	—	—

Our investment strategy is designed to generate returns that will reduce the interest rate risk inherent in each of the plans’ liabilities and enable each of the plans to meet its future obligations. The precise amount for which these obligations will be settled depends on future events, including the life expectancy of the plan’s members and salary inflation. The obligations are estimated using actuarial assumptions, based on the current economic environment.

TOWERS WATSON & CO.

Notes to the Consolidated Financial Statements—(Continued)

(Tabular Amounts in Thousands of U.S. Dollars Except Share and Per Share Data)

Each pension plan seeks to achieve total returns both sufficient to meet expected future obligations as well as returns greater than its policy benchmark reflecting the target weights of the asset classes used in its targeted strategic asset allocation. Each plan’s targeted strategic allocation to each asset class is determined through a plan-specific Asset-Liability Modeling study. These comprehensive studies provide an evaluation of the projected status of asset and liability measures for each plan under a range of both positive and negative environments. The studies include a number of different asset mixes, spanning a range of diversification and potential equity exposures.

In evaluating the strategic asset allocation choices, an emphasis is placed on the long-term characteristics of each individual asset class, and the benefits of diversification among multiple asset classes. Consideration is also given to the proper long-term level of risk for each plan, particularly with respect to the long-term nature of each plan’s liabilities, the impact of asset allocation on investment results, and the corresponding impact on the volatility and magnitude of plan contributions and expense and the impact certain actuarial techniques may have on the plan’s recognition of investment experience.

For the legacy Watson Wyatt funded plans, the targeted equity allocation as of June 30, 2010 is 55 percent in the U.S. plan, 65 percent in the Canadian plan, 30 percent in the Netherlands plan, and 46 percent in the U.K. plan.

For the legacy Towers Perrin funded plans, the targeted equity allocation as of June 30, 2010 is 60 percent in the U.S. plan, 50 percent in the Canadian plan and 60 percent in the U.K. plan. The duration of the fixed income assets is plan specific and each has been targeted to minimize fluctuations in plan funded status as a result of changes in interest rates. The Netherlands plan is invested in an insurance contract. Consequently, the asset allocation of the plan is managed by the insurer.

The U.S. and Canadian plans of legacy Towers Perrin employ a smoothed value of assets in calculating pension expense. This smoothed value recognizes the impact of deviations from the assumed rate of return on the non-fixed income portion of the portfolio over a five-year period. However, the smoothed value of the non-fixed income portion of plan assets must be within a corridor between 80 percent and 120 percent of the fair value. Fixed income investments are valued at market.

The investments of the legacy Watson Wyatt plans are valued at fair market value.

We monitor investment performance and portfolio characteristics on a quarterly basis to ensure that managers are meeting expectations with respect to their investment approach. With the exception of securities issued by the U.S. Government and its agencies, no single issue is to comprise more than 5 percent of the portfolio’s value although index fund managers are exempt from the security weighting constraints. There are also various restrictions and controls placed on managers including prohibition from investing in our stock.

TOWERS WATSON & CO.

Notes to the Consolidated Financial Statements—(Continued)

(Tabular Amounts in Thousands of U.S. Dollars Except Share and Per Share Data)

The expected return on assets assumption is developed in conjunction with advisors and using our asset model that reflects a combination of rigorous historical analysis and the forward-looking views of the financial markets as revealed through the yield on long-term bonds, the price earnings ratios of the major stock market indices and long-term inflation. Amounts are tested for reasonableness against their historical averages. The fair value of our North American and European plan assets by asset category at June 30, 2010 are as follows (see Note 6 for a description of the fair value levels):

	Fair Value Measurements on a Recurring Basis at June 30, 2010
	Level 1		Level 2						Level 3		Total
	North America	Europe	North America			Europe			North America	Europe
Asset category:
Cash	$1,921	$15,375	$—			$—			$—	$—	$17,296
Cash equivalents	—	—	32,915			—			—	—	32,915
Equity securities:
U.S. large cap companies	21,507	—	—			—			—	—	21,507
U.S. mid cap companies	63,353	—	—			—			—	—	63,353
U.S. small cap companies	83,393	—	24			—			—	—	83,417
International equities	152,369	17,008	—			—			—	—	169,377
Fixed income:
U.S. treasuries	71,090	—	—			—			—	—	71,090
Corporate bonds	—	—	503,942			99,405			—	—	603,347
Other fixed income	64,485	97,935	85,581	(a	)	18,011	(a	)	—	—	266,012
Pooled funds	—	—	432,490	(b)		291,206	(b	)	—	—	723,696
Multi-strategy funds	—	—	146,054	(c)		—			—	—	146,054
Mutual funds	—	—	129,174			—			—	—	129,174
Limited partnerships	—	—	—			—			37,643	9,200	46,843
Derivatives	—	—	4,059	(d)		—			—	—	4,059
Insurance contracts	—	—	—			—			—	14,406	14,406

Total assets	$458,118	$130,318	$1,334,239			$408,622			$37,643	$23,606	$2,392,546

(a)	This category includes municipal and foreign bonds.

(b)	This category includes pooled funds of both equity and fixed income securities. Fair value is based on the calculated net asset value of shares held by the plan as reported by the sponsor of the funds.

(c)	The fund seeks to exceed the total return of the S&P 500 Index by investing under normal circumstances in S&P 500 Index derivatives, backed by a portfolio of fixed income instruments. Fair value is based on the calculated net asset value of shares held by the plan as reported by the sponsor of the funds.

(d)	We use various derivatives such as interest rate swaps, futures and options to match the duration of the corporate bond portfolio with the duration of the plan liability.

TOWERS WATSON & CO.

Notes to the Consolidated Financial Statements—(Continued)

(Tabular Amounts in Thousands of U.S. Dollars Except Share and Per Share Data)

The following table reconciles the net plan investments to the total fair value of the plan assets:

Net assets held in investments	$2,392,546
Dividend and interest receivable	11,195
Other liabilities	(9,196)

Fair value of plan assets	$2,394,545

The following table sets forth a summary of changes in the fair value of the plan’s Level 3 assets for the year ended June 30, 2010:

	Limited Partnerships	Insurance Contracts	Total
Beginning balance at June 30, 2009	$64,902	$934	$65,836
Increase due to acquisition	—	15,857	15,857
Net actual return on plan assets relating to assets still held at the reporting date	7,223	178	7,401
Net purchases, sales, and settlements	(25,099)	(227)	(25,326)
Change in foreign currency exchange rates	(183)	(2,336)	(2,519)

Ending balance at June 30, 2010	$46,843	$14,406	$61,249

Benefit payments for our defined benefit pension plan, which reflect expected future service, as appropriate, are expected to be paid as follows:

	Benefit Payments
Fiscal Year	North America	Europe	Total
2011	$189,567	$26,792	$216,359
2012	167,442	13,349	180,791
2013	172,165	15,329	187,494
2014	166,211	24,723	190,934
2015	142,508	18,849	161,357
Years 2016-2020	554,730	129,463	684,193

	$1,392,623	$228,505	$1,621,128

Defined Contribution Plan

Under the Watson Wyatt legacy plan, we sponsor a savings plan that provides benefits to substantially all U.S. associates. We match associate contributions at a rate of 50 percent of the first 6 percent up to $60,000 of associates’ eligible compensation. We will also make an annual profit sharing contribution to the plan in an amount that is dependent upon our financial performance during the fiscal year. We contributed $3.4 million, $3.9 million and $3.7 million to the plan in fiscal years 2010, 2009 and 2008 respectively.

The Watson Wyatt U.K. pension plan has a money purchase section to which we make core contributions plus additional contributions matching those of the participating associates up to a maximum rate. Contribution rates are dependent upon the age of the participant and on whether or not they arise from salary sacrifice arrangements through which an individual has taken a reduction in salary and we have paid an

TOWERS WATSON & CO.

Notes to the Consolidated Financial Statements—(Continued)

(Tabular Amounts in Thousands of U.S. Dollars Except Share and Per Share Data)

equivalent amount as pension contributions. Core contributions amount to 2-6 percent of pensionable salary with additional matching contributions of a further 2-6 percent. Company contributions to the plan amounted to $6.7 million, $6.5 million and $6.9 million in fiscal years 2010, 2009 and 2008, respectively.

The Towers Perrin legacy plans consist of sponsoring savings plans in 21 countries that provide benefits to substantially all associates within those countries. Certain of these plans provide for a Company match to associate contributions at various rates. In the United States, we provide a matching contribution of 100 percent of the first 5 percent of associate contributions. We make contributions of 10 percent of pay to the legacy Towers Perrin U.K. plan. Company contributions to the plan amounted to $9.4 million in fiscal year 2010.

Health Care Benefits

In the legacy Watson Wyatt and Towers Perrin U.S. plans, we sponsor a contributory health care plan that provides hospitalization, medical and dental benefits to substantially all U.S. associates. We accrue a liability for estimated incurred but unreported claims based on projected use of the plan as well as prior plan history. The liability totaled $4.9 million and $1.9 million at June 30, 2010 and 2009, respectively. This liability is included in accounts payable and accrued liabilities in the consolidated balance sheets.

Postretirement Benefits

Under both the Watson Wyatt and Towers Perrin plans, we provide certain health care and life insurance benefits for retired associates. The principal plans cover associates in the United States and Canada who have met certain eligibility requirements. Our principal post-retirement benefit plans are primarily unfunded. We accrue a liability for these benefits.

Assumptions used in the valuation for the U.S. plan, which comprises the majority of the principal postretirement plans, included the following as of the end of the last two fiscal years:

	June 30,
	2010	2009
Health care cost trend, accumulated benefit obligation (decreasing to 5.00 percent for 2016 and thereafter)	8.03%	9.50%
Discount rate, accumulated benefit obligation postretirement benefit	5.91%	7.25%

Actuarial gains and losses associated with changing any of the assumptions are accumulated as part of the unrecognized net gain balance which is amortized and included in the net periodic postretirement costs over the average remaining service period of participating associates, which is approximately 13 years.

A one percentage point change in the assumed health care cost trend rates would have the following effect:

	1% Increase	1% Decrease
Effect on net periodic postretirement benefit cost in fiscal year 2010	$1,058	$(861)
Effect on accumulated postretirement benefit obligation as of June 30, 2010	22,759	(18,927)

TOWERS WATSON & CO.

Notes to the Consolidated Financial Statements—(Continued)

(Tabular Amounts in Thousands of U.S. Dollars Except Share and Per Share Data)

Net periodic postretirement benefit cost consists of the following components reflected as expense in our consolidated statements of operations:

	Year Ended June 30,
	2010	2009	2008
Service cost	$3,313	$1,157	$1,543
Interest cost	8,387	2,495	2,724
Expected return on assets	(66)	—	—
Amortization of transition obligation	—	—	—
Amortization of net unrecognized (gains)/losses	(1,151)	(1,135)	(478)
Amortization of prior service cost	(571)	(661)	(664)

Net periodic postretirement benefit cost	$9,912	$1,856	$3,125

Changes in plan assets and benefit obligations were recognized during fiscal 2010 and 2009 and have been included as changes to other comprehensive income for the Company’s other postretirement benefit plans as follows:

	2010	2009
Current year actuarial (gain)/loss	$16,782	$(5,237)
Amortization of actuarial gain	1,151	1,135
Amortization of prior service credit	571	661
Other	(156)	(16)

Total recognized in other comprehensive income	$18,348	$(3,457)

The estimated amounts that will be amortized from other comprehensive income into net periodic benefit cost during fiscal 2011 for the Company’s other postretirement benefit plans are shown below:

2011
Actuarial loss	$369
Prior service credit	(515)

Total	$(146)

TOWERS WATSON & CO.

Notes to the Consolidated Financial Statements—(Continued)

(Tabular Amounts in Thousands of U.S. Dollars Except Share and Per Share Data)

The following table provides a reconciliation of the changes in the accumulated postretirement benefit obligation and fair value of assets for the years ended June 30, 2010 and 2009 and a statement of funded status as of June 30, 2010 and 2009:

	June 30,
	2010	2009
Change in Benefit Obligation
Benefit obligation, beginning of year	$38,944	$44,156
Service cost	3,313	1,157
Interest cost	8,387	2,495
Participant contributions	2,161	2,145
Actuarial (gains)/losses	16,714	(5,237)
Benefit payments	(8,556)	(4,191)
Acquisition/business combination/divestiture	183,112	—
Medicare Part D	708	—
Foreign currency adjustment	757	(1,581)

Benefit obligation, end of year	$245,540	$38,944

Change in Plan Assets
Fair value of plan assets, beginning of year	$—	$—
Company contributions	6,395	2,046
Participant contributions	2,161	2,145
Benefit payments	(8,556)	(4,191)
Actual return on assets	(2)	—
Acquisition/business combination/divestiture	6,577	—

Fair value of plan assets, end of year	$6,575	$—

Funded status at end of year	$(238,965)	$(38,944)

Amounts recognized in Consolidated Balance Sheets consist of
Noncurrent assets	$—	$—
Current liabilities	(4,438)	(2,507)
Noncurrent liabilities	(234,527)	(36,437)

Net Amount Recognized	$(238,965)	$(38,944)

Amounts recognized in Accumulated Other Comprehensive Income consist of
Net actuarial loss/(gain)	$1,116	$(16,673)
Net prior service cost/(credit)	(2,969)	(3,527)
Net transition obligation/(asset)	—	—

Accumulated Other Comprehensive Income	$(1,853)	$(20,200)

TOWERS WATSON & CO.

Notes to the Consolidated Financial Statements—(Continued)

(Tabular Amounts in Thousands of U.S. Dollars Except Share and Per Share Data)

The following benefit and retiree drug subsidy payments for our postretirement plan, which reflect expected future service, as appropriate, are expected to be paid:

Fiscal Year	Benefit Payments	Retiree drug subsidy
2011	$15,501	$559
2012	17,060	647
2013	18,299	746
2014	19,558	860
2015	20,855	979
Years 2016-2020	124,693	6,692

	$215,966	$10,483

Note 11—Debt, Commitments and Contingent Liabilities

The debt commitment and contingencies described below are currently in effect and would require Towers Watson, or its predecessor companies, Watson Wyatt and Towers Perrin, to make payments to third parties under certain circumstances. In addition to commitments and contingencies specifically described below, Towers Watson and its historical predecessor companies, Watson Wyatt and Towers Perrin, have historically provided guarantees on an infrequent basis to third parties in the ordinary course of business.

Subordinated Notes due January 2011

On December 30, 2009, in connection with the Merger and the Class R Elections as described in Note 2, Towers Watson entered into an indenture with the trustee for the issuance of Towers Watson Notes due January 2011 in the aggregate principal amount of $200 million. The Towers Watson Notes due January 2011 were issued on January 6, 2010, bearing interest from January 4, 2010 at a fixed per-annum rate of 2.0 percent, and will mature on January 1, 2011. The indenture contains limited operating covenants, and obligations under the Towers Watson Notes due January 2011 are subordinated to and junior in right of payment to the prior payment in full in cash of all Senior Debt (as defined in the Indenture) on the terms set forth in the Indenture.

Subordinated Notes due March 2012

On June 15, 2010, in connection with an offer to exchange shares of Class B-1 Common Stock for unsecured subordinated notes, we entered into an indenture with the trustee for the issuance of Towers Watson Notes due March 2012 in the aggregate principal amount of $98.5 million. The Towers Watson Notes due March 2012 were issued on June 29, 2010, bearing interest from June 15, 2010 at a fixed per annum rate, compounded quarterly on the “interest reset dates,” equal to the greater of (i) 2.0 percent, or (ii) 120.0 percent of the short-term applicable federal rate listed under the quarterly column, in effect at the applicable “interest reset date.” The Towers Watson Notes due March 2012 will mature on March 15, 2012 and are included in the other non-current liabilities balance on our consolidated balance sheet as of June 30, 2010. Obligations under the Towers Watson Notes due March 2012 are subordinated to and junior in right of payment to the prior payment in full in cash of all Senior Debt (as defined in the indenture).

Towers Watson Senior Credit Facility

On January 1, 2010, in connection with the Merger, Towers Watson and certain subsidiaries entered into a three-year, $500 million revolving credit facility with a syndicate of banks (the “Senior Credit Facility”).

TOWERS WATSON & CO.

Notes to the Consolidated Financial Statements—(Continued)

(Tabular Amounts in Thousands of U.S. Dollars Except Share and Per Share Data)

Borrowings under the Senior Credit Facility will bear interest at a spread to either Libor or the Prime Rate. We are charged a quarterly commitment fee, currently 0.5 percent of the Senior Credit Facility, which varies with our financial leverage and is paid on the unused portion of the Senior Credit Facility. Obligations under the Senior Credit Facility are guaranteed by Towers Watson and all of its domestic subsidiaries (other than PCIC) and are secured by a pledge of 65 percent of the voting stock and 100 percent of the non-voting stock of Towers Perrin Luxembourg Holdings S.A.R.L.

The Senior Credit Facility contains customary representations and warranties and affirmative and negative covenants. The Senior Credit Facility requires Towers Watson to maintain certain financial covenants that include a minimum Consolidated Interest Coverage Ratio and a maximum Consolidated Leverage Ratio (which terms in each case are defined in the Senior Credit Facility). In addition, the Senior Credit Facility contains restrictions on the ability of Towers Watson and its subsidiaries to, among other things, incur additional indebtedness; pay dividends; make distributions; create liens on assets; make investments, loans or advances; make acquisitions; dispose of property; engage in sale-leaseback transactions; engage in mergers or consolidations, liquidations and dissolutions; engage in certain transactions with affiliates; and make changes in lines of businesses.

As of June 30, 2010, Towers Watson had no borrowings outstanding under the Senior Credit Facility.

Letters of Credit under the Senior Credit Facility

As of June 30, 2010, Towers Watson had standby letters of credit totaling $24.9 million associated with our captive insurance companies in the event that we fail to meet our financial obligations. Additionally, Towers Watson had $0.8 million of standby letters of credit covering various other existing or potential business obligations. The aforementioned letters of credit are issued under the Senior Credit Facility, and therefore reduce the amount that can be borrowed under the Senior Credit Facility by the outstanding amount of these standby letters of credit.

Additional Borrowings, Letters of Credit and Guarantees not part of the Senior Credit Facility

Towers Watson Consultoria Ltda. (Brazil) has a bilateral credit facility with a major bank totaling Brazilian Real (BRL) 6.5 million (U.S. $3.6 million). As of June 30, 2010 a total of BRL 5.6 million ($3.1 million) was outstanding under this facility.

Towers Watson has also provided a $5.0 million Australian dollar-denominated letter of credit (U.S. $4.2 million) to an Australian governmental agency as required by the local regulations. The estimated fair market value of these letters of credit is immaterial because they have never been used, and we believe that the likelihood of future usage is remote.

Towers Watson also has $3.3 million of letters of guarantee from major banks in support of office leases and performance under existing or prospective contracts.

Indemnification Agreements

Towers Watson has various agreements that provide that it may be obligated to indemnify the other party with respect to certain matters. Generally, these indemnification clauses are included in contracts arising in the normal course of business and in connection with the purchase and sale of certain businesses. Although it is

TOWERS WATSON & CO.

Notes to the Consolidated Financial Statements—(Continued)

(Tabular Amounts in Thousands of U.S. Dollars Except Share and Per Share Data)

not possible to predict the maximum potential amount of future payments under these indemnification agreements due to the conditional nature of Towers Watson’s obligations and the unique facts of each particular agreement, Towers Watson does not believe that any potential liability that might arise from such indemnity provisions is probable or material. There are no provisions for recourse to third parties, nor are any assets held by any third parties that any guarantor can liquidate to recover amounts paid under such indemnities.

Legal Proceedings

From time to time, Towers Watson and its subsidiaries, including Watson Wyatt and Towers Perrin, are parties to various lawsuits, arbitrations or mediations that arise in the ordinary course of business. The matters reported on below involve the most significant pending or potential claims against Towers Watson and its subsidiaries. We also have received subpoenas and requests for information in connection with government investigations.

Watson Wyatt and Towers Perrin each carried substantial professional liability insurance with a self-insured retention of $1 million per occurrence, which provided coverage for professional liability claims including the cost of defending such claims. These policies remained in force subsequent to the Merger. We reserve for contingent liabilities based on ASC 450, Contingencies when it is determined that a liability, inclusive of defense costs, is probable and reasonably estimable. The contingent liabilities recorded are primarily developed actuarially. Litigation is subject to many factors which are difficult to predict so there can be no assurance that in the event of a material unfavorable result in one or more of all pending claims, we will not incur material costs. Our professional liability insurance coverage beyond our self-insured retention was written by PCIC, an affiliated captive insurance company, with reinsurance and excess insurance attaching at $26 million provided by various unaffiliated commercial insurance carriers. Post-Merger, Towers Watson has a 72.86 percent ownership interest in PCIC and as a result, PCIC’s results will be consolidated in Towers Watson’s operating results. Although the PCIC insurance policies will continue to cover professional liability claims above a $1 million per occurrence self-insured retention for claims reported during the periods these policies were in effect, the consolidation of PCIC will effectively result in self-insurance for the first $25 million of aggregate loss for each of Watson Wyatt and Towers Perrin above the $1 million per occurrence self-insured retention. As a result of consolidating PCIC’s results of operations in our consolidated financial statements, the impact of PCIC’s reserve development also may result in fluctuations in Towers Watson’s earnings.

PCIC ceased issuing insurance policies effective July 1, 2010 and at that time entered into run-off mode of operation. We have established a new wholly owned captive insurance company, Stone Mountain Insurance Company, from which it is obtaining similarly structured insurance effective July 1, 2010. Stone Mountain provides us with $50 million of coverage per claim and in the aggregate on a claims-made basis. Stone Mountain has secured reinsurance for coverage providing $25 million excess of the $25 million retained layer for the current policy period. This structure effectively results in self-insurance for the first $25 million of aggregate loss for Towers Watson above the $1 million per occurrence self-insured retention.

ExxonMobil Superannuation Plan (Australia)

In March 2007, the Trustees of the ExxonMobil (Australia) Superannuation Plan commenced a legal proceeding in the Supreme Court of Victoria against Towers Perrin; the plan sponsors, Esso (Australia) and ExxonMobil (Australia), commenced a similar legal proceeding against Towers Perrin in April 2007 (collectively the “2007 actions”). On May 15, 2009, as the time was expiring to add any additional contributing parties, Towers Perrin filed third-party claims against Watson Wyatt, the successor actuary and Plan administrator.

TOWERS WATSON & CO.

Notes to the Consolidated Financial Statements—(Continued)

(Tabular Amounts in Thousands of U.S. Dollars Except Share and Per Share Data)

The complaints in the 2007 actions allege that while performing administrative and actuarial services for the Superannuation Plan during the period from mid-1990 to 1995, Towers Perrin failed to detect drafting errors made by previous plan advisors including attorneys, when these advisors prepared certain amendments to the Superannuation Plan Deed. These amendments were adopted before Towers Perrin commenced its engagement. Watson Wyatt succeeded Towers Perrin as the plan administrator and plan actuary in 1996 and continues to serve in those capacities. The previous plan advisors are also named as defendants in the 2007 actions.

Plaintiffs allege that the faulty drafting resulted in the grant of additional, but unintended and unauthorized benefits, to certain Superannuation Plan participants. Plaintiffs further allege that because Towers Perrin failed to detect the drafting error, benefits were not properly administered and the plan was not properly funded. Towers Perrin administered and valued the plan benefits consistent with what the plan sponsors contend was intended. Watson Wyatt continued to administer and value the benefits in the same manner when it succeeded Towers Perrin in 1996. The most recent estimate of the value of the allegedly unintended benefits is AU$ 510 million.

The Trustee and plan sponsors have been engaged since 2001 in a separate legal proceeding (the “rectification action”) that seeks an interpretation of the relevant portions of the plan Deed and, if necessary, modification to conform those portions to reflect the manner in which the benefits were intended to be, and were, administered during both the Towers Perrin and Watson Wyatt engagements. The parties to the rectification action have reached an agreement to settle that matter for AU$135 million, which agreement has been approved by the Court. There have been no further communications from the parties related to the 2007 Actions.

Former Towers Perrin shareholder litigation

On December 9, 2009, Watson Wyatt was informed by Towers Perrin of a settlement demand from the plaintiffs in a putative class action lawsuit filed by certain former shareholders of Towers Perrin (the “Dugan Action”). Although the complaint in the Dugan Action does not contain a quantification of the damages sought, plaintiffs’ settlement demand, which was orally communicated to Towers Perrin on December 8, 2009 and in writing on December 9, 2009, sought a payment of $800 million to settle the action on behalf of the proposed class. Plaintiffs requested that Towers Perrin communicate the settlement demand to Watson Wyatt.

The Dugan Action previously was reported in Amendment No. 3 to the Registration Statement on Form S-4/A (File No. 333-161705) filed on November 9, 2009 by the Jupiter Saturn Holding Company (the “Registration Statement”). As reported in the Registration Statement, the complaint was filed on November 5, 2009 against Towers Perrin, members of its board of directors, and certain members of senior management in the United States District Court for the Eastern District of Pennsylvania.

Plaintiffs in this action are former members of the Towers Perrin’s senior management, who left Towers Perrin at various times between 1995 and 2000. The Dugan plaintiffs seek to represent a class of former Towers Perrin shareholders who separated from service on or after January 1, 1971, and who also meet certain other specified criteria.

On December 17, 2009, four other former Towers Perrin shareholders, all of whom voluntarily left Towers Perrin in May or June 2005 and all of whom are excluded from the proposed class in the Dugan Action, commenced a separate legal proceeding (the “Allen Action”) in the United States District Court for the Eastern District of Pennsylvania alleging the same claims in substantially the same form as those alleged in the Dugan Action. These plaintiffs are proceeding in their individual capacities and do not seek to represent a proposed class.

TOWERS WATSON & CO.

Notes to the Consolidated Financial Statements—(Continued)

(Tabular Amounts in Thousands of U.S. Dollars Except Share and Per Share Data)

On January 15, 2010, another former Towers Perrin shareholder who separated from service with Towers Perrin in March 2005 when Towers Perrin and EDS launched a joint venture that led to the creation of a corporate entity known as ExcellerateHRO (“eHRO”), commenced a separate legal proceeding (the “Pao Action”) in the United States District Court of the Eastern District of Pennsylvania also alleging the same claims in substantially the same form as those alleged in the Dugan Action. Towers Perrin contributed its Towers Perrin Administrative Solutions (“TPAS”) business to eHRO and formerly was a minority shareholder (15 percent) of eHRO. Pao seeks to represent a class of former Towers Perrin shareholders who separated from service in connection with Towers Perrin’s contribution to eHRO of its TPAS business and who are excluded from the proposed class in the Dugan Action. Towers Watson is also named as a defendant in the Pao Action.

Pursuant to the Towers Perrin Bylaws in effect at the time of their separations, the Towers Perrin shares held by each of these plaintiffs were redeemed by Towers Perrin at book value at the time these individuals separated from employment. The complaints allege variously that there either was a promise that Towers Perrin would remain privately owned in perpetuity (Dugan Action) or that in the event of a change to public ownership plaintiffs would receive compensation (Allen and Pao Actions). Plaintiffs allege that by agreeing to sell their shares back to Towers Perrin at book value upon retirement, they and other members of the putative classes relied upon these alleged promises, which they claim were breached as a result of the consummation of the merger between Watson Wyatt and Towers Perrin. The complaints assert claims for breach of contract, breach of express trust, breach of fiduciary duty, promissory estoppel, quasi-contract/unjust enrichment, and constructive trust, and seek equitable relief including an accounting, disgorgement, rescission and/or restitution, and the imposition of a constructive trust. On January 20, 2010, the court consolidated the three actions for all purposes.

On February 22, 2010, defendants filed a motion to dismiss the complaints in their entireties. The motion is fully briefed and remains pending.

Towers Watson believes the claims in these lawsuits are without merit and intends to defend against them vigorously. However, the cost of defending against the claims could be substantial and the outcome of these legal proceedings is inherently uncertain and could be unfavorable to Towers Watson.

Note 12—Accumulated Other Comprehensive Loss

Comprehensive loss includes net income, as well as other comprehensive loss consisting of unrealized gains and losses, which are recorded directly into accumulated other comprehensive loss on the consolidated balance sheets. The components of our other comprehensive loss consists of unrealized gains and losses relating to the translation of foreign currency financial statements, the pension and postretirement liability related to our defined benefit pension and other postretirement benefit plans, and unrealized gains and losses relating to derivative instruments available-for-sale securities. The components of accumulated other comprehensive loss along with the respective position in the consolidated balance sheets are comprised of the following:

	June 30,
	2010	2009
Foreign currency translation	$(157,721)	$(31,458)
Unrealized loss on derivative instruments, net of tax of $1,291 and $0	(1,986)	—
Unrealized gain on available for sale securities, net of tax of $(29) and $0	98	—
Pension and postretirement, net of tax of $149,853 and $61,200	(276,720)	(113,615)

Accumulated other comprehensive loss	$(436,329)	$(145,073)

TOWERS WATSON & CO.

Notes to the Consolidated Financial Statements—(Continued)

(Tabular Amounts in Thousands of U.S. Dollars Except Share and Per Share Data)

Note 13—Restricted Stock

In conjunction with the Merger, shares of Towers Watson Common Stock issued to Towers Perrin shareholders have been divided among four series of non-transferable Towers Watson Common Stock, Classes B-1, B-2, B-3 and B-4, each with a par value of $0.01 per share. The shares listed in the table below have been reduced by our tender offer and by acceleration of vesting due to involuntary associate terminations. Outstanding shares of Towers Watson Class B Common Stock generally will automatically convert on a one-for-one basis into shares of freely transferable shares of Towers Watson Class A Common Stock on the following timetable:

Stock Class	Number of Shares	Conversion Date
B-1	10,530,853	January 1, 2011
B-2	5,561,630	January 1, 2012
B-3	5,561,630	January 1, 2013
B-4	5,389,083	January 1, 2014

On May 17, 2010, we filed a tender offer on Schedule TO pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended, to exchange shares of our Class B-1 Common Stock, par value $.01 per share, for unsecured subordinated notes due March 15, 2012. Each note had a principal amount equal to the sum of the number of Class B-1 Common Stock tendered and $43.43, the exchange ratio. The Class B-1 Common Stock issued as consideration in the Merger will convert to freely tradable Class A Common Stock on January 1, 2011. The purpose of the tender offer was to enable us to acquire shares of Class B-1 Common Stock in an orderly fashion to reduce the impact of any sales or potential sales that may occur on or after January 1, 2011 on the market price of Class A Common Stock. As a result of the tender offer, we repurchased 2,267,265 shares of Class B-1 Common Stock in exchange for notes payable to Class B-1 shareholders of $98.5 million.

The Towers Perrin restricted stock unit (“RSU”) holders received 10 percent of the total consideration issued to Towers Perrin shareholders in conjunction with the Merger. The RSUs were converted into 4,248,984 Towers Watson Restricted Class A shares, of which an estimated 10 percent, or 42,489 shares, are expected to be forfeited by current associate Restricted Class A shareholders who are subject to a service condition. The service condition is fulfilled from grant date through each of the three annual periods from January 1, 2010 until December 31, 2012. The restriction lapses annually on January 1 and the Restricted Class A shares are exchanged for freely tradable Class A Common Stock. Forfeited shares will be distributed to Towers Perrin shareholders as of December 31, 2009 in proportion to their ownership in Towers Perrin on that date. Shareholders of Restricted Class A shares have voting rights and receive dividends upon annual vesting of the shares. Dividends on forfeited shares are distributed with the associated shares on January 1, 2013. The shares listed in the table below have been reduced by forfeitures and acceleration of vesting due to voluntary and involuntary associated terminations and reflect the outstanding Restricted Class A shares as of June 30, 2010.

Stock Class	Number of Shares	Conversion Date
A	1,355,230	January 1, 2011
A	1,355,230	January 1, 2012
A	1,355,230	January 1, 2013

Note 14—Share-based Compensation

In connection with the Merger, Towers Watson assumed the amended and restated Watson Wyatt 2001 Employee Stock Purchase Plan and the Watson Wyatt 2000 Long-Term Incentive Plan, and created the Towers

TOWERS WATSON & CO.

Notes to the Consolidated Financial Statements—(Continued)

(Tabular Amounts in Thousands of U.S. Dollars Except Share and Per Share Data)

Watson & Co. 2009 Long-Term Incentive Plan. Towers Watson did not assume the Watson Wyatt 2001 Deferred Stock Unit Plan for Selected Employees or the Watson Wyatt Amended Compensation Plan for Outside Directors.

Towers Watson & Co. Employee Stock Purchase Plan

Towers Watson assumed the amended and restated Watson Wyatt 2001 Employee Stock Purchase Plan (the “Stock Purchase Plan”) which enables associates to purchase shares of Towers Watson stock at a 5 percent discount. The Stock Purchase Plan is a non-compensatory plan under generally accepted accounting principles of stock-based compensation. As a result, no compensation expense is recognized in conjunction with this plan. Watson Wyatt originally registered 750,000 shares of its Class A common stock on December 19, 2001 and an additional 1,500,000 shares of its Class A common stock on December 16, 2003, of which 196,424 shares remained available for issuance immediately prior to the Merger at which time 4,500,000 additional shares were added. Towers Watson filed a Form S-8 Registration Statement in the third quarter of fiscal 2010 registering the 4,696,424 shares available for issuance under the Stock Purchase Plan.

Approximately 146,000 shares, 145,000 shares and 125,000 shares were issued under this plan during fiscal years 2010, 2009 and 2008, respectively.

Towers Watson & Co. 2009 Long-Term Incentive Plan

In January 2010, Towers Watson filed a Form S-8 Registration Statement to register 12,500,000 shares of Towers Watson Class A Common Stock that may be issued pursuant to the Towers Watson & Co. 2009 Long-Term Incentive Plan (the “2009 Plan”) and 125,648 shares of Class A Common Stock that may be issued upon exercise of the unvested stock options previously granted under the Watson Wyatt 2000 Long-Term Incentive Plan. The Watson Wyatt 2000 Long-term Incentive Plan was assumed by Towers Watson and the registered shares for the Watson Wyatt 2000 Long-term Incentive Plan are limited to exercise of awards that were outstanding at the time of the Merger. The assumed options were exercisable for shares of Towers Watson Class A Common Stock based on the exchange ratio of one share of Watson Wyatt Class A Common Stock underlying the options for one share of Towers Watson Class A Common Stock. The 2009 Plan was approved by Watson Wyatt shareholders on December 18, 2009.

Stock Options

During the fiscal year ended June 30, 2010, 108,933 fully vested stock options were granted under the 2009 Plan with an exercise price equal to the grant date fair value of Towers Watson Class A Common Stock of $45.88. As a result, we recorded stock-based compensation of $1.3 million on the date of grant. There were no grants of stock options in the fiscal years ended June 30, 2009 and 2008 under the 2009 Plan.

Also during the fiscal year ended June 30, 2010, 125,648 stock options were granted under the Watson Wyatt 2000 Long-term Incentive Plan with an exercise price equal to the grant date market price of Watson Wyatt’s common stock of $42.47 with a three-year vesting term. All outstanding Watson Wyatt stock options became fully vested at the time of the Merger with the exercise price as of the original grant date and the unamortized grant date fair value of the options was recorded as expense. As a result, we recorded stock-based compensation of $1.3 million during fiscal year 2010. There were no grants of stock options during the fiscal years ended June 30, 2009 and 2008 under the Watson Wyatt 2000 Long-term Incentive Plan.

The weighted-average fair value of the stock option grants under both plans was calculated using the Black-Scholes formula and are included in the valuation assumptions table below. In addition, a post-vesting

TOWERS WATSON & CO.

Notes to the Consolidated Financial Statements—(Continued)

(Tabular Amounts in Thousands of U.S. Dollars Except Share and Per Share Data)

discount was calculated using 1.4 percent, the risk-free interest rate of a three-year bond, compounded over three years. The post-vesting discount was used to estimate fair value as there is a transfer restriction for three years of the stock option’s underlying shares once vested. Compensation expense is recorded over a three-year graded vesting term as if one-third of the options granted to a participant are vested over one year, one-third are vested over two years and the remaining one-third are vested over three years.

Year Ended June 30, 2010

Stock option grants:
Risk-free interest rate	1.40%
Expected lives in years	3
Expected volatility	37.20%
Dividend yield	0.6%
Weighted-average grant date fair value of options granted	$11.02
Number of shares granted	234,581

The table below presents stock option activity and weighted average exercise prices for fiscal year 2010:

	Number of shares	Weighted Average Exercise Price	Aggregate Intrinsic Value	Average Remaining Contractual Life (years)
	(in 000’s)		(in 1000’s)
Outstanding at June 30, 2009	—	$—	$—
Granted	235	11.02	2,585
Exercised	—	—	—
Forfeited	—	—	—
Expired	—	—	—

Outstanding at June 30, 2010	235	$11.02		5.5

Exercisable options at June 30, 2010	235	$11.02		5.5

Restricted Stock Units

Outside Directors

In May 2010, the Board of Directors approved the Towers Watson & Co. Compensation Plan for Non-Employee Directors which provides for cash and stock compensation for outside directors. During the fiscal year ended June 30, 2010, 22,149 restricted stock units were granted for the initial award for outside directors vesting equally over a three-year period ending January 1, 2013 and 9,844 restricted stock units were granted for the annual award for outside directors for service on the Board of Directors from January 1, 2010 through June 30, 2010. For the six months ended June 30, 2010, we recorded $0.8 million of non-cash stock-based compensation related to these awards for outside directors.

TOWERS WATSON & CO.

Notes to the Consolidated Financial Statements—(Continued)

(Tabular Amounts in Thousands of U.S. Dollars Except Share and Per Share Data)

The table below presents restricted stock units activity and weighted average fair values for fiscal year 2010:

	Number of Shares	Weighted Average Fair Value
	(In thousands, except per share amounts)
Nonvested at June 30, 2009	—	$—
Granted	42	48.90
Vested	(18)	48.80
Forfeited (1)	—	—

Nonvested and expected to vest as of June 30, 2010	24	$48.98

(1)	Forfeited shares represent performance shares that are not estimated to vest for the year ended June 30, 2010.

Former Watson Wyatt Plans and Change of Control Provisions

The following former Watson Wyatt Plans were not assumed by Towers Watson but had activity in fiscal years 2010, 2009 and 2008 and due to provisions in the plans there was related compensation expense recorded during the fiscal year ended June 30, 2010.

Restricted Stock Units

The Watson Wyatt 2001 Deferred Stock Unit Plan for Selected Employees was intended to provide selected associates with additional incentives by permitting Watson Wyatt to grant them an equity interest in the form of restricted stock units, in lieu of a portion of their annual fiscal year end bonus. Shares under this plan are awarded during the first quarter of each fiscal year. During the first quarter of fiscal year 2010, 219,751 shares of common stock were awarded at an average market price of $44.08 for a total fair value of $9.7 million. During the first quarter of fiscal year 2009, 295,775 shares of common stock were awarded at an average market price of $54.24 for a total fair value of $16.0 million. During the first quarter of fiscal year 2008, 349,118 shares of common stock were awarded at an average market price of $47.63 for a total fair value of $16.6 million.

Deferred Stock Units

Under the Watson Wyatt 2001 Deferred Stock Unit Plan for Selected Employees, there were Performance Share Bonus Incentive Programs (“SBI”), which consisted of grants of deferred stock units based on either salary or on the value of the cash portion of the eligible participant’s fiscal year-end bonus target and a multiplier, which was then converted into a target number of deferred stock units based upon Watson Wyatt’s stock price as of the quarter end prior to grant. Participants vested between zero and 170 percent of the target number of deferred stock units or between zero and 100 percent based on the extent to which financial and strategic performance metrics were achieved over three fiscal year periods. The financial and strategic performance metrics were established at the beginning of each performance period. For the performance periods covering fiscal years 2007 through 2009, 2008 through 2010, and 2009 through 2011, the vesting criteria are based upon growth specific metrics such as earnings per share, net operating income and revenue.

During the first quarter of fiscal year 2010, 94,906 shares vested, of which 66,065 were deferred and 28,841 were awarded at a market price of $44.07 to certain senior executive officers under the SBI 2007 plan,

TOWERS WATSON & CO.

Notes to the Consolidated Financial Statements—(Continued)

(Tabular Amounts in Thousands of U.S. Dollars Except Share and Per Share Data)

which represented vesting at 135 percent of the target number of deferred stock units. During the first quarter of fiscal year 2009, 164,457 shares vested, of which, 120,396 were deferred and 44,061 were awarded at a market price of $56.83 to certain senior executive officers under the SBI 2006 plan, which represented vesting at 170 percent of the target number of deferred stock units. During the first quarter of fiscal year 2008, 129,636 shares vested, of which, 75,702 were deferred and 53,934 were awarded at a market price of $45.03 to certain senior executive officers under the SBI 2005 plan, which represented vesting at 170 percent of the target number of deferred stock units.

Expenses for this plan were recognized when awards met the criteria of both probable and reasonably estimable. Stock-based compensation related to these performance awards is recorded as a component of salaries and employee benefits. Historically, Watson Wyatt’s management periodically reviewed conditions that would affect the vesting of performance-based awards and adjusted compensation expense, if necessary, based on achievement of financial performance metrics set by the Compensation Committee of Watson Wyatt. The SBI 2008 and 2009 plan documents stated that the Compensation Committee had the discretion to accelerate the vesting of awards under the SBI Program in connection with a change in control. Based on available plan performance information, the Compensation Committee concluded that (i) no payout would be made under the SBI 2008 plan upon the date of the Merger, and (ii) it would settle the SBI 2009 plan at 100 percent of target to take into account that the performance period would only be halfway completed as of the closing date of the Merger. During the second quarter of fiscal 2010, Watson Wyatt’s management evaluated the performance metrics of the SBI 2008 for Select Associates, and based on an update to the forecast for the remaining performance period, the accrual of compensation expense recorded was $3.0 million in the three months ended December 31, 2009. Approximately $3.4 million of compensation expense was recorded relative to the SBI plans during the third quarter of fiscal year 2010 as a result of change of control provisions. In addition, 142,081 of fully vested deferred restricted stock units from the fiscal year 2005 through 2007 plans were distributed subsequent to the Merger as the 2001 Deferred Stock Unit Plan for Selected Employees was not assumed by Towers Watson. Stock-based compensation expense of $6.3 million, $1.0 million and $4.6 million, was recorded pursuant to this plan during fiscal year 2010, 2009 and 2008.

Amended Compensation Plan for Outside Directors

Historically, Watson Wyatt provided for cash and stock compensation for outside directors under the Amended Compensation Plan for Outside Directors, which was approved by the board of directors of Watson Wyatt in November 2001. The total number of shares reserved for issuance under the Amended Compensation Plan for Outside Directors was 150,000. The Amended Compensation Plan for Outside Directors was not adopted by Towers Watson. Under this plan, outside Watson Wyatt directors were initially paid in shares of Watson Wyatt’s common stock, or in a combination of cash and shares, quarterly, at the completed quarter-end share price (which approximates fair value), for services provided during the preceding quarter. During the six months ended December 31, 2009, 6,136 shares of common stock were awarded for a total fair value of $0.3 million. During fiscal year 2009, 4,300 shares of common stock were awarded for a total fair value of $0.2 million. During fiscal year 2008, 5,000 shares of common stock were awarded for a total fair value of $0.2 million.

TOWERS WATSON & CO.

Notes to the Consolidated Financial Statements—(Continued)

(Tabular Amounts in Thousands of U.S. Dollars Except Share and Per Share Data)

Note 15—Income Taxes

Income before income taxes shown below is allocated between operations in the United States (including international branches) and foreign countries. The components of income before income taxes are as follows:

	2010	2009	2008
Domestic	$27,375	$127,811	$111,587
Foreign	142,542	93,923	117,324

	$169,917	$221,734	$228,911

The components of the income tax provision for continuing operations include:

	Year Ended June 30,
	2010	2009	2008
Current tax expense:
U.S.	$6,288	$31,899	$29,278
State and local	3,109	7,067	6,781
Foreign	46,644	22,105	25,861

	56,041	61,071	61,920

Deferred (benefit)/tax expense:
U.S.	(2,656)	7,405	6,031
State and local	(4,888)	2,359	1,397
Foreign	2,410	4,441	4,122

	(5,134)	14,205	11,550

Total provision for income taxes	$50,907	$75,276	$73,470

The reported income tax provision differs from the amounts that would have resulted had the reported income before income taxes been taxed at the U.S. federal statutory rate. The principal reasons for the differences between the amounts provided and those that would have resulted from the application of the U.S. federal statutory tax rate are as follows:

	Year Ended June 30
	2010	2009	2008
Tax provision at U.S. federal statutory tax rate of 35 percent	$59,471	$77,607	$80,119
Increase (reduction) resulting from:
Foreign income tax rate differential, net	(4,013)	(7,613)	(10,955)
State income taxes, net of federal tax effect	88	6,579	4,030
Non-deductible expenses and foreign dividend	5,350	4,764	8,670
Tax Credits	(6,247)	(4,702)	(11,484)
Valuation Allowance	(19,925)	—	—
Medicare Part D Subsidy	9,367	—	—
Legal Entity Restructuring	5,636	—	—
Other	1,180	(1,359)	3,090

Income tax provision	$50,907	$75,276	$73,470

TOWERS WATSON & CO.

Notes to the Consolidated Financial Statements—(Continued)

(Tabular Amounts in Thousands of U.S. Dollars Except Share and Per Share Data)

The provision for income taxes for year ended June 30, 2010 includes a deferred tax charge of $10.6 million ($9.4 million in federal expense and $1.2 million in state expense) due to the enactment of the Patient Protection and Affordable Care Act and U.S. Health Care and Education Reconciliation Act of 2010 during March 2010, which effectively makes government subsidies received for Medicare-equivalent prescription drug coverage taxable. Deferred tax assets had previously been recorded based on the liability for other postretirement benefits without regard to the tax-free subsidy. As a result of the change, deferred tax assets were reduced to reflect the expected future income tax on the subsidy. Beginning in 2013, a cash tax cost will be incurred when the subsidies received increase taxable income.

Deferred income tax assets and liabilities reflect the effect of temporary differences between the assets and liabilities recognized for financial reporting purposes and the amounts recognized for income tax purposes. We recognize deferred tax assets if it is more likely than not that a benefit will be realized.

Deferred income tax assets (liabilities) included in the consolidated balance sheets at June 30, 2010, and June 30, 2009, are comprised of the following:

	June 30,
	2010	2009
Depreciation and amortization	$(84,047)	$(48,372)
Trademarks and tradename	(116,127)	(4,409)
Goodwill	(9,459)	(8,047)
Unbilled receivables	(33,292)	—
Deferred tax liability on unremitted earnings	(7,591)	—
Other	(20,858)	(5,143)

Gross deferred tax liabilities	$(271,374)	$(65,971)

Accrued retirement benefits	$378,100	$94,888
Deferred rent	5,157	4,142
Other	35,997	4,579
Net operating loss carryforwards	50,712	14,523
Share-based compensation	26,084	3,229
Accrued liabilities	63,803	17,207
Accrued compensation	21,881	15,535
Deferred revenue	43,976	39,424
Foreign tax credit	47,189	5,727

Gross deferred tax assets	$672,899	$199,254

Deferred tax assets valuation allowance	$(37,206)	$(10,884)

Net deferred tax asset	$364,319	$122,399

The net deferred income tax assets at June 30, 2010 are classified between current deferred tax assets of $35.6 million and current deferred tax liabilities of $2.5 million and noncurrent deferred tax assets of $333.9 million and noncurrent deferred tax liabilities of $2.7 million.

We maintain a valuation allowance of $37.2 million and $10.9 million at June 30, 2010 and 2009, respectively, against certain of our deferred tax assets, as it is more likely than not that they will not be fully realized. The valuation allowance relates to foreign net deferred tax assets of $34.5 million and federal net deferred tax assets of $2.7 million.

TOWERS WATSON & CO.

Notes to the Consolidated Financial Statements—(Continued)

(Tabular Amounts in Thousands of U.S. Dollars Except Share and Per Share Data)

The net change in the valuation allowance of $26.3 million in fiscal year 2010 primarily relates to an increase of $47.2 million valuation allowance, which was recorded through goodwill as part of acquisition accounting due to the Merger, reduced by a $27.6 million release of valuation allowances related to foreign tax credits. We believe that it is more likely than not that these foreign tax credits will be realized within the carryforward period as a result of generating future sources of foreign income. The net change in the valuation allowance of $1.6 million in fiscal year 2009 is due to the release of valuation allowance in various foreign jurisdictions related to net foreign deferred tax assets.

At June 30, 2010, we had loss carryforwards for tax purposes in federal and various foreign jurisdictions amounting to $171.5 million of which $107.5 million can be indefinitely carried forward under local statutes. The remaining $64.0 million loss carryforwards will expire, if unused, in varying amounts from 2011 through 2030. In addition, we expect to generate $109.2 million of state tax loss carryforwards in fiscal year 2011, which will expire in varying amounts from 2013 to 2030.

Historically, we have not provided U.S. deferred taxes on cumulative earnings of foreign subsidiaries that have been reinvested indefinitely. As a result of the Merger, we expect to repatriate all historical and future earnings in our acquired Towers Perrin Canadian subsidiary and recorded a deferred tax liability through goodwill of $24.3 million on unremitted earnings of $226.0 million. Additionally, we repatriated $163.7 million from our Canadian subsidiary during the six months ended June 30, 2010 that resulted in a reduction of the deferred tax liability of $17.4 million, net of unrealized foreign exchange gains incurred from January 1, 2010 through June 30, 2010. We continue to assert that the historical cumulative earnings of our other foreign subsidiaries are reinvested indefinitely and we do not provide U.S. deferred tax liabilities on these amounts. These earnings relate to ongoing operations and at June 30, 2010 were approximately $422.7 million. It is not practicable to estimate the U.S. federal income tax liability that might be payable if such earnings are not reinvested indefinitely. If future events, including material changes in estimates of cash, working capital and long-term investment requirements, necessitate that these earnings be distributed, an additional provision for U.S. income and foreign withholding taxes, net of foreign tax credits, may be necessary.

At June 30, 2010, the amount of unrecognized tax benefits associated with uncertain tax positions, determined in accordance with ASC 740-10, was $33.3 million. This liability can be reduced by $7.4 million of offsetting deferred tax benefits associated with timing differences, foreign tax credits and the federal tax benefit of state income taxes. The entire net difference of $25.9 million, if recognized, would impact our effective tax rate. During the year, the liability for unrecognized tax benefits increased by $23.9 million. This includes an increase to the opening balance from the Merger of $24.5 million.

A reconciliation of the beginning and ending balances of the liability for unrecognized tax benefits is as follows:

	2010	2009	2008
Balance at July 1	$9,414	$11,034	$16,352
Increases related to current year acquisitions	24,515	—	—
Increases related to tax positions in prior years	1,257	248	434
Decreases related to tax positions in prior years	(4,245)	(213)	(6,386)
Decreases related to settlements	(283)	(786)	(758)
Decreases related to lapse in statute of limitations	(1,781)	(1,562)	(615)
Increases related to current year tax positions	4,830	1,116	2,007
Cumulative translation adjustment	(441)	(423)	—

Balances at June 30	$33,266	$9,414	$11,034

TOWERS WATSON & CO.

Notes to the Consolidated Financial Statements—(Continued)

(Tabular Amounts in Thousands of U.S. Dollars Except Share and Per Share Data)

Included in the balance of unrecognized tax benefits for the periods ended June 30, 2009 and 2008, respectively, are $7.5 million and $7.9 million of tax benefits that, if recognized, would have a favorable impact on our effective tax rate. There are no material balances that would result in adjustments to other tax accounts.

Interest and penalties related to unrecognized tax benefits are included in income tax expense. At June 30, 2010, we had accrued interest of $2.8 million and penalties of $0.4 million, totaling $3.2 million. At June 30, 2009, we had accrued interest of $1.5 million and penalties of $0.4 million, totaling $1.9 million.

Tax expense for the year ended June 30, 2010 includes an interest benefit of $0.9 million and a penalty benefit of $0.3 million. Tax expense for the year ended June 30, 2009 was not material. For the year ended June 30, 2008, tax expense included an interest benefit of $0.1 million and a penalty benefit of $1.1 million.

We believe that it is reasonably possible there will be a $3.6 million decrease in the liability for unrecognized tax benefits within the next 12 months based upon potential settlements and the expiration of statutes of limitations in various tax jurisdictions.

The Company and its subsidiaries file income tax returns in the U.S. federal jurisdiction and various state and foreign jurisdictions. We are currently under income tax examinations in the U.S. for the tax years 2002-2008 in connection with amended returns that were filed to claim foreign tax credits. We are also under income tax examinations in certain states for tax years ranging from 2003 to 2008. The statute of limitation in certain states extends back to tax year 1998 as a result changes to taxable income resulting from prior year federal tax examinations. A summary of the tax years that remain open to tax examination in our major tax jurisdictions are as follows:

Open Tax Years (fiscal year ending in)
United States—federal	2002 and forward
United States—various states	1998 and forward
Canada—federal	2003 and forward
Germany	2004 and forward
The Netherlands	2008 and forward
United Kingdom	2007 and forward

Note 16—Segment Information

Towers Watson has three reportable operating segments or practice areas:

(1)	Benefits

(2)	Risk and Financial Services

(3)	Talent and Rewards

Towers Watson’s chief operating decision maker is the chief executive officer. It was determined that Towers Watson operational data used by the chief operating decision maker is that of the new segments. Management bases strategic goals and decisions on these segments and the data presented below is more useful to assess the adequacy of strategic decisions, the method of achieving these strategies and related financial results. Historically Watson Wyatt had five reportable segments which have been retrospectively adjusted to the

TOWERS WATSON & CO.

Notes to the Consolidated Financial Statements—(Continued)

(Tabular Amounts in Thousands of U.S. Dollars Except Share and Per Share Data)

new post-Merger segments. The Benefits and Technology and Administrative Solutions segments were combined and reclassified into the Benefits segment. The Investment Consulting and Insurance & Financial Services segments were combined and reclassified into the Risk and Financial Services segment while the Human Capital Group became the Talent and Rewards segment.

Management evaluates the performance of its segments and allocates resources to them based on net operating income on a pre-bonus, pre-tax basis.

Revenue includes amounts that were directly incurred on behalf of our clients and reimbursed by them (reimbursable expenses).

The table below presents specified information about reported segments as of and for the year ended June 30, 2010:

	Benefits	Risk and Financial Services	Talent and Rewards	Total
Revenue (net of reimbursable expenses)	$1,470,817	$494,961	$351,709	$2,317,487
Net operating income	441,159	112,373	17,417	570,949
Interest expense	1,434	136	294	1,864
Depreciation and amortization	26,509	6,520	8,736	41,765
Receivables	400,169	132,487	107,465	640,121

The table below presents specified information about reported segments as of and for the year ended June 30, 2009:

	Benefits	Risk and Financial Services	Talent and Rewards	Total
Revenue (net of reimbursable expenses)	$1,119,753	$278,986	$223,001	$1,621,740
Net operating income	327,832	62,579	16,709	407,120
Interest expense	2,010	271	471	2,752
Depreciation and amortization	24,471	4,397	7,426	36,294
Receivables	226,445	49,607	32,919	308,971

The table below presents specified information about reported segments as of and for the year ended June 30, 2008:

	Benefits	Risk and Financial Services	Talent and Rewards	Total
Revenue (net of reimbursable expenses)	$1,153,911	$287,774	$243,657	$1,685,342
Net operating income	333,235	62,301	41,733	437,269
Interest expense	3,308	612	991	4,911
Depreciation and amortization	21,270	4,988	5,389	31,647
Receivables	264,446	67,685	50,260	382,391

TOWERS WATSON & CO.

Notes to the Consolidated Financial Statements—(Continued)

(Tabular Amounts in Thousands of U.S. Dollars Except Share and Per Share Data)

A reconciliation of the information reported by segment to the consolidated amounts follows for the years ended June 30 (in thousands):

	Year Ended June 30,
	2010	2009	2008
Revenue:
Total segment revenue	$2,317,487	$1,621,740	$1,685,342
Reimbursable expenses not included in segment revenue	63,602	55,259	62,014
Other, net	6,740	(970)	12,699

Revenue	$2,387,829	$1,676,029	$1,760,055

Net Operating Income:
Total segment net operating income	$570,949	$407,120	$437,269
(Loss)/income from affiliates	(1,274)	8,350	2,325
Differences in allocation methods (1)	7,012	(1,183)	(1,507)
Amortization of intangibles	(31,280)	(13,892)	(16,397)
Transaction and integration expenses	(87,644)	—	—
Stock-based compensation and restricted A shares	(48,006)	—	—
Interest expense	(7,508)	(2,778)	(5,977)
Other non-operating income	11,304	4,926	464
Discretionary compensation	(236,154)	(167,590)	(184,980)
Other, net	(7,482)	(13,050)	(2,028)

Income before income taxes	$169,917	$221,903	$229,169

Interest expense:
Total segment expense	$1,864	$2,752	$4,911
Transaction-related interest expense	4,523	—	—
Differences in allocation method	1,121	26	1,066

Total interest expense	$7,508	$2,778	$5,977

Depreciation and amortization:
Total segment expense	$41,765	$36,294	$31,647
Intangible asset amortization, not allocated to segments	31,280	13,892	16,397
Information technology and other	28,039	23,262	24,384

Total depreciation and amortization	$101,084	$73,448	$72,428

Receivables:
Total segment receivables—billed and unbilled	$640,121	$308,971	$382,391
Valuation differences and other	(2,607)	(6,561)	(16,635)

Total billed and unbilled receivables	637,514	302,410	365,756
Assets not reported by segment	3,935,936	1,323,909	1,350,220

Total assets	$4,573,450	$1,626,319	$1,715,976

(1)	Depreciation, general and administrative, pension, and medical costs are allocated to our segments based on budgeted expenses determined at the beginning of the fiscal year as management believes that these costs are largely uncontrollable to the segment. To the extent that the actual expense base upon which allocations are made differs from the forecast/budget amount, a reconciling item will be created between internally allocated expenses and the actual expense that we report for GAAP purposes.

TOWERS WATSON & CO.

Notes to the Consolidated Financial Statements—(Continued)

(Tabular Amounts in Thousands of U.S. Dollars Except Share and Per Share Data)

(2)	Total segment receivables, which reflect the receivable balances used by management to make business decisions, are included for management reporting purposes net of deferred revenue.

The following represents total revenue and long-lived assets information by geographic area as of and for the years ended June 30:

	Revenue			Long-lived Assets
	2010	2009	2008	2010	2009	2008
North America	$1,325,876	$835,941	$832,614	$1,331,241	$201,450	$202,898
Europe	888,076	701,035	780,270	1,352,990	733,887	862,555
Rest of World	173,877	139,053	147,171	49,232	13,470	20,464

	$2,387,829	$1,676,029	$1,760,055	$2,733,463	$948,807	$1,085,917

Revenue is based on the country of domicile for the legal entity that originated the revenue. Exclusive of the United States and the United Kingdom, revenue from no single country constituted more than 10 percent of consolidated revenue. Revenue from no single customer constituted more than one percent of consolidated revenue.

TOWERS WATSON & CO.

Notes to the Consolidated Financial Statements—(Continued)

(Tabular Amounts in Thousands of U.S. Dollars Except Share and Per Share Data)

Note 17—Earnings Per Share

We adopted guidance under ASC 260, Earnings per Share, relating to the two-class method of presenting EPS. This guidance addresses whether awards granted in share-based transactions are participating securities prior to vesting and therefore need to be included in the earning allocation in computing earnings per share using the two-class method. ASC 260-10-45-60 requires non-vested share-based payment awards that have non-forfeitable rights to dividends or dividend equivalents to be treated as a separate class of securities in calculating earnings per share. Our participating securities include non-vested restricted stock. The adoption had no impact on previously reported basic or diluted EPS. The components of basic and diluted earnings per share are as follows:

	Fiscal Year Ended June 30,
	2010			2009			2008
	Income	Shares	Per Share Amount	Income	Shares	Per Share Amount	Income	Shares	Per Share Amount
Basic EPS
Net income attributable to controlling interests	$120,597			$146,458			$155,441
Less: Income allocated to participating securities	(4,323)			—			—

Income available to common shareholders	$116,274	57,135	$2.04	$146,458	42,690	$3.43	$155,441	42,577	$3.65

Diluted EPS
Share based compensation awards	—	115		—	171		—	1,804

Income available to common shareholders	$116,274	57,250	$2.03	$146,458	42,861	$3.42	$155,441	44,381	$3.50

The diluted earnings per share calculations assume that 1,950,000 contingent shares related to the Watson Wyatt LLP business combination have been issued and outstanding since July 31, 2005. The diluted earnings per share calculation for 2008 also assumes that the 218,089 Watson Wyatt Netherlands contingent shares were also outstanding at the beginning of the fiscal year and were issued during the fourth quarter of fiscal year 2008.

Stock options of 108.9 thousand were outstanding as of June 30, 2010, but were not included in the computation of diluted earnings per share because their inclusion would have been antidilutive.

TOWERS WATSON & CO.

Notes to the Consolidated Financial Statements—(Continued)

(Tabular Amounts in Thousands of U.S. Dollars Except Share and Per Share Data)

Note 18—Unaudited Quarterly Financial Data

Summarized quarterly financial data for the years ended June 30, 2010 and 2009 are as follows (in thousands, except per share amounts):

	2010 Quarter Ended
	September 30	December 31	March 31	June 30
Revenue	$401,345	$432,614	$803,963	$749,907
Income from operations	43,141	45,809	51,145	24,350
Income before income taxes	45,079	46,093	49,696	29,049
Net income attributable to controlling interests	29,781	23,872	8,815	58,129
Earnings per share:
Net income, basic	$0.70	$0.57	$0.12	$0.77
Net income, diluted	$0.69	$0.56	$0.12	$0.77

	2009 Quarter Ended
	September 30	December 31	March 31	June 30
Revenue	$426,126	$436,389	$416,994	$396,520
Income from operations	51,184	55,785	51,790	50,624
Income before income taxes	53,369	58,066	56,653	53,815
Net income attributable to controlling interests	35,160	39,551	40,591	31,156
Earnings per share:
Net income, basic	$0.82	$0.93	$0.95	$0.73
Net income, diluted	$0.82	$0.93	$0.95	$0.73

The accompanying unaudited quarterly financial data has been prepared in accordance with generally accepted accounting principles in the United States for interim financial information and with Item 302 of Regulation S-K. In our opinion, all adjustments considered necessary for a fair statement have been made and were of a normal recurring nature.

Note 19—Subsequent Events

Proposed secondary public offering of our Class A Common Stock to our outstanding Class B-1 stockholders

On July 19, 2010, we filed a registration statement on Form S-1 with the U.S. Securities and Exchange Commission in connection with a proposed secondary public offering of our Class A Common Stock. The shares to be sold in the offering are proposed to be sold by certain existing holders of our outstanding Class B-1 Common Stock. On January 1, 2011, approximately 10.5 million shares of Towers Watson Class B-1 Common Stock will convert into freely tradable shares of Class A Common Stock. The proposed offering is subject to market conditions and approval by our stockholders of a proposal to permit the early conversion of Class B-1 Common Stock into shares of Class A Common Stock. The proposed offering is intended to facilitate the orderly resale of freely tradable Class A shares in advance of their conversion on January 1, 2011. We will not receive any of the proceeds from the sale of shares, and there will be no dilution of shares currently outstanding. We also filed a definitive proxy statement on July 30, 2010 for a stockholder vote relating to a charter amendment that is required to conduct the contemplated offering.

Subject to the timing of when the Securities and Exchange Commission declares the registration statement effective, and assuming an affirmative stockholder vote on the charter amendment, we intend to

TOWERS WATSON & CO.

Notes to the Consolidated Financial Statements—(Continued)

(Tabular Amounts in Thousands of U.S. Dollars Except Share and Per Share Data)

conduct the offering during the fall, prior to the conversion of shares of Class B-1 Common Stock into shares of Class A Common Stock on January 1, 2011. However, the timing of the offering, if any, could vary based on our stock price and market conditions, among other factors. A registration statement relating to these securities has been filed with the Securities and Exchange Commission but has not yet become effective.

Changes to employee defined benefit pension and postretirement plans and defined contribution plans

On August 27, 2010, the compensation committee and our Board of Directors voted to amend the terms of the existing U.S. qualified and non-qualified defined benefit pension plans, postretirement benefit plans and defined contribution plans.

Effective December 31, 2010, the existing U.S. qualified and non-qualified pension plans will be frozen to new participants, and benefit accruals will be frozen under the current benefit formulas effective December 31, 2011. New pension benefits will accrue beginning on January 1, 2012 under a new stable value pension design for qualified and non-qualified pension plan maintained for U.S. associates, including U.S. named executive officers. Under the stable value plan design, the qualified and supplemental non-qualified plans will provide each eligible participant, at age 65, with a lump sum benefit equal to 15 percent of each covered year’s pay up to the Social Security wage base, and 20 percent of each covered year’s pay in excess of the wage base. Benefits will not be capped based on years of service.

Retiree medical benefits provided under our U.S. postretirement benefit plans will be frozen to new hires effective January 1, 2011. Life insurance benefits under the same plans will be frozen with respect to service, eligibility and amounts as of January 1, 2012 for active associates.

Effective January 1, 2011, all eligible employees hired subsequent to that date will participate in a new savings plan design which will provide for 100 percent match on the first 2 percent of pay and 50 percent match on the next 4 percent of pay, and vesting at 100 percent upon two years of service for employer contributions. All other associates will continue participating in their respective legacy plans until January 1, 2012 at which time the legacy plans will be frozen to new contributions and the associates will begin participation in the new savings plan design.

TOWERS WATSON & CO.

Schedule II

Valuation and Qualifying Accounts and Reserves

(Thousands of U.S. Dollars)

Description	Balance at Beginning of Year	Additions Charged Against (Credited to) Revenue	Additions Charged to Other Accounts	Additions Resulting From Acquisitions	Deductions	Balance at End of Year
	Year Ended June 30, 2010
Allowance for uncollectible accounts	$4,452	$11,759	$—	$—	$8,236	$7,975
Allowance for unbillable accounts	9,115	2,581	—	—	—	11,696
Valuation allowance for deferred tax assets	10,884	—	(20,868)	47,190	—	37,206

	Year Ended June 30, 2009
Allowance for uncollectible accounts	$8,544	$5,355	$—	$—	$(9,447)	$4,452
Allowance for unbillable accounts	11,700	—	—	—	(2,585)	9,115
Valuation allowance for deferred tax assets	12,524	—	(1,640)	—	—	10,884

	Year Ended June 30, 2008
Allowance for uncollectible accounts	$6,216	$14,309	$—	$—	$(11,981)	$8,544
Allowance for unbillable accounts	7,683	4,017	—	—	—	11,700
Valuation allowance for deferred tax assets	9,826	—	2,698	—	—	12,524

4,279,233 Shares

Towers Watson & Co.

Class A Common Stock

PROSPECTUS

BofA Merrill Lynch

Goldman, Sachs & Co.

J.P. Morgan

Baird

Citi

Stifel Nicolaus Weisel

SunTrust Robinson Humphrey

                    , 2010

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The estimated expenses which the registrant expects to incur in connection with the offering are set forth in the following table. All amounts are estimated except for the SEC registration fee and the FINRA fee.

Expenses	Amount
SEC registration fee	$17,825
FINRA filing fee	25,500
Stock market listing fees	0
Costs of printing	250,000
Accounting fees and expenses	200,000
Legal fees and expenses	250,000
Transfer agent’s fees and expenses	20,000
Miscellaneous	100,000

Total	$863,325

Item 14. Indemnification of Directors and Officers.

Section 145(a) of the Delaware General Corporation Law provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Section 145(b) of the Delaware General Corporation Law provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if he or she acted under similar standards, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to be indemnified for such expenses which the court shall deem proper.

Section 145 of the Delaware General Corporation Law further provides that (1) to the extent a former or current director, officer, employee or agent of a corporation has been successful in the defense of any action, suit or proceeding referred to in subsections (a) and (b) or in the defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him or her in connection therewith; (2) the indemnification provided for by Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and (3) the corporation may purchase and maintain insurance on behalf of a director, officer, employee or agent of the corporation against any liability asserted against him or her or incurred by him in any such capacity or arising out of his or her status as such whether or not the corporation would have the power to indemnify him or her against such liabilities under Section 145.

The Company’s certificate of incorporation provides that a director will not be personally liable to the corporation or the stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (1) for any breach of the director’s duty of loyalty; (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (3) under Section 174 of the Delaware General Corporation Law; or (4) for any transaction from which the director derived an improper personal benefit.

The Company’s certificate of incorporation and bylaws provide for the indemnification of directors and officers to the fullest extent permitted by Delaware law.

The Towers Watson & Co. Employee Stock Purchase Plan (for purposes of this paragraph only, the “Plan”) provides that the members of the Company’s Board of Directors and the committee administering the Plan shall not be liable for any good faith action or determination with respect to the Plan or any option granted under the Plan, and the Company shall indemnify each of them to the fullest extent permitted by law with respect to any claim, loss, damage or expense (including counsel fees) in connection with their responsibilities under the Plan.

Item 15. Recent Sales of Unregistered Securities

None.

Item 16. Exhibits and Financial Statement Schedules

(a) Exhibits

Exhibit Number	Description of Exhibit
1.1	Form of Purchase Agreement.*

2.1	Agreement and Plan of Merger among Watson Wyatt Worldwide, Inc., Towers, Perrin, Forster & Crosby, Inc., Jupiter Saturn Holding Company, Jupiter Saturn Delaware Inc. and Jupiter Saturn Pennsylvania Inc., dated as of June 26, 2009. (1)

2.2	Amendment No. 1 to Agreement and Plan of Merger among Watson Wyatt Worldwide, Inc., Towers, Perrin, Forster & Crosby, Inc., Jupiter Saturn Holding Company, Jupiter Saturn Delaware Inc. and Jupiter Saturn Pennsylvania Inc., dated as of October 19, 2009. (1)

3.1	Amended and Restated Certificate of Incorporation of Towers Watson & Co. *

3.2	Amended and Restated Bylaws of Towers Watson & Co. (2)

4.1	Indenture, dated as of December 30, 2009, by and between Towers Watson & Co. and Wilmington Trust FSB, as Trustee, and form of Towers Watson Notes. (3)

4.2	Indenture, dated as of June 15, 2010, between Towers Watson & Co. and Wilmington Trust FSB, as Trustee, and form of Towers Watson Notes. (4)

4.3	Form of Irrevocable Power of Attorney and Custody Agreement.*

5.1	Opinion of Gibson, Dunn & Crutcher LLP as to the legality of the securities being registered.*

Exhibit Number	Description of Exhibit
10.1	Credit Agreement dated as of January 1, 2010, among Towers Watson & Co. and certain subsidiaries, as borrowers, each lender from time to time party thereto and Bank of America, N.A., as administrative agent, swing line lender and L/C issuer. (5)

10.2	Towers Watson & Co. 2009 Long Term Incentive Plan. (6)

10.3	Form of Transaction Based Compensation Agreement between Towers, Perrin, Forster & Crosby, Inc. (now known as Towers Watson Pennsylvania Inc.) and certain executives. (7)

10.4	Towers, Perrin, Forster & Crosby, Inc. Restricted Stock Unit Plan. (8)

10.5	Form of Award pursuant to the Towers, Perrin, Forster & Crosby, Inc. Restricted Stock Unit Plan. (9)

10.6	Form of Transaction Award pursuant to the Towers, Perrin, Forster & Crosby, Inc. Restricted Stock Unit Plan. (10)

10.7	Form of Indemnification Agreement with directors and executive officers. (11)

10.8	Trust Deed and Rules of the Watson Wyatt Share Incentive Plan 2005 (U.K.). (12)

10.9	Watson Wyatt Share Incentive Plan 2005 Deed of Amendment (U.K.). (12)

10.10	Share Purchase Plan 2005 (Spain). (12)

10.11	Trust Deed and Rules of the Watson Wyatt Ireland Share Participation Scheme. (12)

10.12	Watson Wyatt Amended and Restated Senior Officer Deferred Compensation Plan. (13)

10.13	Watson Wyatt Amended Voluntary Deferred Compensation Plan for Non-Employee Directors. (14)

10.14	Form of Non-Qualified Stock Option Award Agreement for use under the Towers Watson & Co. 2009 Long-Term Incentive Plan. (15)

10.15	Towers Watson & Co. Compensation Plan for Non-Employee Directors. (16)

10.16	Voluntary Deferred Compensation Plan for Non-Employee Directors. (16)

10.17	Watson Wyatt & Company Holdings 2000 Long-Term Incentive Plan. (17)

21.1	Subsidiaries of Towers Watson & Co.*

23.1	Consent of Deloitte & Touche LLP, an independent registered public accounting firm.*

23.2	Consent of Deloitte & Touche LLP, independent auditors.*

23.3	Consent of KPMG LLP, independent auditors.*

23.4	Consent of Gibson, Dunn & Crutcher LLP (included in Exhibit 5.1).

24.1	Power of Attorney (included on signature page of the initial filing).**

*	Filed herewith.
**	Previously filed.

(1)	Incorporated by reference to Exhibit 2.1 to the Company’s joint proxy statement/prospectus included in the Registration Statement on Form S-4/A (File No. 333-161705) filed by the Company with the Securities and Exchange Commission and declared effective on November 9, 2009, as supplemented by the prospectus supplement filed pursuant to Rule 424(b)(3) on December 14, 2009 (collectively, the “Joint Proxy Statement/Prospectus”).

(2)	Incorporated by reference to Exhibit 3.4 to the Joint Proxy Statement/Prospectus.

(3)	Incorporated by reference to Exhibit 4.1 to the Form 8-K filed by the Company on January 4, 2010.

(4)	Incorporated by reference to Exhibit 4.2 to the Registration Statement on Form S-1 (File No. 333-168201) filed by the Company on July 19, 2010.

(5)	Incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Company on January 4, 2010.

(6)	Incorporated by reference to Annex G to the Joint Proxy Statement/Prospectus.

(7)	Incorporated by reference to Exhibit 10.4 to the Joint Proxy Statement/Prospectus.

(8)	Incorporated by reference to Exhibit 10.5 to the Joint Proxy Statement/Prospectus.

(9)	Incorporated by reference to Exhibit 10.6 to the Joint Proxy Statement/Prospectus.

(10)	Incorporated by reference to Exhibit 10.7 to the Joint Proxy Statement/Prospectus.

(11)	Incorporated by reference to Exhibit 10.8 to the Joint Proxy Statement/Prospectus.

(12)	Incorporated by reference to Exhibit 10.23 of Watson Wyatt Worldwide Inc.’s Form 10-K filed on September 1, 2006.

(13)	Incorporated by reference to Exhibit 10.11 to the Joint Proxy Statement/Prospectus.

(14)	Incorporated by reference to Exhibit 10.12 to the Joint Proxy Statement/Prospectus.

(15)	Incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Company on March 8, 2010.

(16)	Incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Company on May 18, 2010.

(17)	Incorporated by reference to Exhibit 10.23 of Watson Wyatt Worldwide Inc.’s Form 10-Q filed on November 9, 2009.

(b) The information required by this item is contained under the section “Index to Financial Statements” beginning on page F-1 of the prospectus. That section is incorporated herein by reference.

Item 17. Undertakings

(a) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(b) The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Arlington, State of Virginia, on September 13, 2010.

TOWERS WATSON & CO.

By:	/S/ JOHN J. HALEY
John J. Haley
Chief Executive Officer and
Chairman of the Board of Directors

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/S/ JOHN J. HALEY John J. Haley	Chief Executive Officer and Chairman of the Board of Directors (Principal Executive Officer)	September 13, 2010

* Roger F. Millay	Chief Financial Officer (Principal Financial Officer)	September 13, 2010

* Peter L. Childs	Principal Accounting Officer (Principal Accounting Officer)	September 13, 2010

* Mark V. Mactas	President, Chief Operating Officer and Deputy Chairman of the Board	September 13, 2010

* Betsy S. Atkins	Director	September 13, 2010

* John J. Gabarro	Director	September 13, 2010

Victor F. Ganzi	Director

* Mark Maselli	Director	September 13, 2010

Signature	Title	Date

* Gail E. McKee	Director	September 13, 2010

* Brendan R. O’Neill	Director	September 13, 2010

* Linda D. Rabbitt	Director	September 13, 2010

* Gilbert T. Ray	Director	September 13, 2010

* Paul Thomas	Director	September 13, 2010

* Wilhelm Zeller	Director	September 13, 2010

*By:	/S/ JOHN J. HALEY
John J. Haley by Power of Attorney

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
1.1	Form of Purchase Agreement.*

2.1	Agreement and Plan of Merger among Watson Wyatt Worldwide, Inc., Towers, Perrin, Forster & Crosby, Inc., Jupiter Saturn Holding Company, Jupiter Saturn Delaware Inc. and Jupiter Saturn Pennsylvania Inc., dated as of June 26, 2009. (1)

2.2	Amendment No. 1 to Agreement and Plan of Merger among Watson Wyatt Worldwide, Inc., Towers, Perrin, Forster & Crosby, Inc., Jupiter Saturn Holding Company, Jupiter Saturn Delaware Inc. and Jupiter Saturn Pennsylvania Inc., dated as of October 19, 2009. (1)

3.1	Amended and Restated Certificate of Incorporation of Towers Watson & Co. *

3.2	Amended and Restated Bylaws of Towers Watson & Co. (2)

4.1	Indenture, dated as of December 30, 2009, by and between Towers Watson & Co. and Wilmington Trust FSB, as Trustee, and form of Towers Watson Notes. (3)

4.2	Indenture, dated as of June 15, 2010, between Towers Watson & Co. and Wilmington Trust FSB, as Trustee, and form of Towers Watson Notes. (4)

4.3	Form of Irrevocable Power of Attorney and Custody Agreement.*

5.1	Opinion of Gibson, Dunn & Crutcher LLP as to the legality of the securities being registered.*

10.1	Credit Agreement dated as of January 1, 2010, among Towers Watson & Co. and certain subsidiaries, as borrowers, each lender from time to time party thereto and Bank of America, N.A., as administrative agent, swing line lender and L/C issuer. (5)

10.2	Towers Watson & Co. 2009 Long Term Incentive Plan. (6)

10.3	Form of Transaction Based Compensation Agreement between Towers, Perrin, Forster & Crosby, Inc. (now known as Towers Watson Pennsylvania Inc.) and certain executives. (7)

10.4	Towers, Perrin, Forster & Crosby, Inc. Restricted Stock Unit Plan. (8)

10.5	Form of Award pursuant to the Towers, Perrin, Forster & Crosby, Inc. Restricted Stock Unit Plan. (9)

10.6	Form of Transaction Award pursuant to the Towers, Perrin, Forster & Crosby, Inc. Restricted Stock Unit Plan. (10)

10.7	Form of Indemnification Agreement with directors and executive officers. (11)

10.8	Trust Deed and Rules of the Watson Wyatt Share Incentive Plan 2005 (U.K.). (12)

10.9	Watson Wyatt Share Incentive Plan 2005 Deed of Amendment (U.K.). (12)

10.10	Share Purchase Plan 2005 (Spain). (12)

10.11	Trust Deed and Rules of the Watson Wyatt Ireland Share Participation Scheme. (12)

10.12	Watson Wyatt Amended and Restated Senior Officer Deferred Compensation Plan. (13)

10.13	Watson Wyatt Amended Voluntary Deferred Compensation Plan for Non-Employee Directors. (14)

10.14	Form of Non-Qualified Stock Option Award Agreement for use under the Towers Watson & Co. 2009 Long-Term Incentive Plan. (15)

10.15	Towers Watson & Co. Compensation Plan for Non-Employee Directors. (16)

10.16	Voluntary Deferred Compensation Plan for Non-Employee Directors. (16)

10.17	Watson Wyatt & Company Holdings 2000 Long-Term Incentive Plan. (17)

21.1	Subsidiaries of Towers Watson & Co.*

23.1	Consent of Deloitte & Touche LLP, an independent registered public accounting firm.*

Exhibit Number	Description of Exhibit
23.2	Consent of Deloitte & Touche LLP, independent auditors.*

23.3	Consent of KPMG LLP, independent auditors.*

23.4	Consent of Gibson, Dunn & Crutcher LLP (included in Exhibit 5.1).

24.1	Power of Attorney (included on signature page of the initial filing).**

*	Filed herewith.
**	Previously filed.

(1)	Incorporated by reference to Exhibit 2.1 to the Company’s joint proxy statement/prospectus included in the Registration Statement on Form S-4/A (File No. 333-161705) filed by the Company with the Securities and Exchange Commission and declared effective on November 9, 2009, as supplemented by the prospectus supplement filed pursuant to Rule 424(b)(3) on December 14, 2009 (collectively, the “Joint Proxy Statement/Prospectus”).

(2)	Incorporated by reference to Exhibit 3.4 to the Joint Proxy Statement/Prospectus.

(3)	Incorporated by reference to Exhibit 4.1 to the Form 8-K filed by the Company on January 4, 2010.

(4)	Incorporated by reference to Exhibit 4.2 to the Registration Statement on Form S-1 (File No. 333-168201) filed by the Company on July 19, 2010.

(5)	Incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Company on January 4, 2010.

(6)	Incorporated by reference to Annex G to the Joint Proxy Statement/Prospectus.

(7)	Incorporated by reference to Exhibit 10.4 to the Joint Proxy Statement/Prospectus.

(8)	Incorporated by reference to Exhibit 10.5 to the Joint Proxy Statement/Prospectus.

(9)	Incorporated by reference to Exhibit 10.6 to the Joint Proxy Statement/Prospectus.

(10)	Incorporated by reference to Exhibit 10.7 to the Joint Proxy Statement/Prospectus.

(11)	Incorporated by reference to Exhibit 10.8 to the Joint Proxy Statement/Prospectus.

(12)	Incorporated by reference to Exhibit 10.23 of Watson Wyatt Worldwide Inc.’s Form 10-K filed on September 1, 2006.

(13)	Incorporated by reference to Exhibit 10.11 to the Joint Proxy Statement/Prospectus.

(14)	Incorporated by reference to Exhibit 10.12 to the Joint Proxy Statement/Prospectus.

(15)	Incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Company on March 8, 2010.

(16)	Incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Company on May 18, 2010.

(17)	Incorporated by reference to Exhibit 10.23 of Watson Wyatt Worldwide Inc.’s Form 10-Q filed on November 9, 2009.